Form 10-K, Exhibit 13
period 1997-01-31
MARKS BROS JEWELERS INC
filed 1997-04-30
CIK 868984

================================================================================


                                    [PHOTO]

                              MARKS BROS. JEWELERS
                                   EST. 1895

                               1996 Annual Report


================================================================================

                                 Company Profile

     Marks Bros. Jewelers, Inc. is a leading national specialty retailer of fine jewelry, currently operating 176 stores in 24 states. Founded in 1895, the Company operates stores in regional and superregional shopping malls under the names Whitehall Co. Jewelers, Lundstrom Jewelers and Marks Bros. Jewelers. Marks Bros. Jewelers, Inc.'s common stock is traded on the NASDAQ National Market System under the symbol "MBJI."

                           [MAP OF THE UNITED STATES]

     o    Stores open at end of 1996
     *    Planned store openings in 1997


                              MARKS BROS. JEWELERS
                                   EST. 1895

                              Financial Highlights

--------------------------------------------------------------------------------
(In thousands,                                  Fiscal        Fiscal     Percent
except per share data)                           1996          1995       Change
--------------------------------------------------------------------------------
Statement of Operations Data:
Sales ...................................      $155,474      $131,022      18.7%
Income from operations ..................        19,031        15,413      23.5%
Pro forma income(1) .....................         8,416         5,914      42.3%
Pro forma income per share(1) ...........      $   0.89      $   0.64      39.1%
                                               =================================

(1) Pro forma results reflect the equity offering and debt recapitalization of Marks Bros. Jewelers, Inc. ("Marks Bros." or the "Company") on May 7, 1996 as if it had occurred on February 1 of each year, and reflect the equity offering on November 7, 1996 as if it had occurred on November 1 of each year. These pro forma results also exclude the extraordinary gain on the extinguishment of debt in the second quarter of fiscal 1996, the extraordinary loss on the extinguishment of debt in the fourth quarter of fiscal 1996, and apply a 40% tax provision to 1995 pro forma net income from operations and exclude a one time tax benefit in the fourth quarter of fiscal 1995.

[THE FOLLOWING 3 TABLES WERE REPRESENTED AS BAR CHARTS IN THE PRINTED MATERIAL]

                                   Net Sales
                                 (In Millions)

                    1993.............................
                    1994.............................
                    1995.............................
                    1996.............................


                                Operating Income
                                  (In Millions)

                    1993.............................
                    1994.............................
                    1995.............................
                    1996.............................


                                Operating Margin
                                  (Percentage)

                    1993.............................
                    1994.............................
                    1995.............................
                    1996.............................

                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                               1

================================================================================

                              To Our Shareholders:

     In fiscal 1996, Marks Bros. Jewelers, Inc. achieved its fifth consecutive year of record sales and earnings. Our recent financial progress, which builds on the Company's decades-long commitment to growth and excellence, reflects a sound operating strategy and an expansion of our base of profitable stores in regional malls across the United States. In fiscal 1996, our mission was clear and we did what we set out to do--improve the productivity of our fine jewelry stores while accelerating the opening of new locations. The Company's initial public offering in May 1996, as well as a follow-on offering in November, have strengthened our balance sheet and given us the capital resources to support our accelerated growth.


Financial Highlights

Net sales for the fiscal year ended January 31, 1997 were $155.5 million, up 18.7% over the previous fiscal year. This increase reflects a 7.9% rise in comparable store sales, as well as sales from productive new stores opened during 1996. Operating margins increased to 12.2% in fiscal 1996 from 11.8% in the previous fiscal year.

     Income from operations increased 23.5% to $19.0 million. Pro forma net income in fiscal 1996 rose 42.3% to $8.4 million, or $0.89 per share, compared to pro forma net income of $5.9 million, or $0.64 per share, in fiscal 1995. Pro forma net income gives effect to the two equity offerings and debt recapitalization in both periods and excludes the impact of extraordinary items in fiscal 1996 and the one-time income tax-benefit in fiscal 1995.

Strategy for Growth

Our financial progress in 1996 reflects our commitment to accelerating store openings and improving the operations of existing stores.

o Accelerated Store Openings. In 1996, Marks Bros. opened 19 stores, compared to 14 during 1995. The new stores expanded the Company's presence in many of its existing markets. During the first 12 months of operation, new Marks Bros. stores typically average sales of about 85% of the sales posted by mature stores, and generally contribute profits in their second month of operation.

     The Company's two equity offerings in 1996, which together raised $66.1 million, have permitted us to accelerate our new store growth in 1997 and beyond. We plan to open 30 new stores in 1997, including expansion into new markets in San Diego and Orange County in Southern California.


                                     [PHOTO]

                     Our talented sales associates focus on
                         selling and customer service.


o Improving Store Productivity. The Company will continue to develop strategic marketing and promotional campaigns designed to increase store sales. For example, we will test new marketing initiatives in order to develop an effective program for the 1997 Holiday selling season. Other efforts designed to increase store productivity include a broadened merchandise selection,

                              MARKS BROS. JEWELERS
                                   EST. 1895
2

================================================================================


                                    [PHOTO]

         Our open-store format in high-traffic "center court" locations provides an attractive and inviting shopping environment.


     enhanced employee incentive programs, and specialized computer-based systems to improve customer loyalty.

Proven Operating Formula

Behind our financial success and growth plan is a proven, well-honed retailing strategy committed to providing a high-quality shopping experience for our customers and economic value for investors. This is how we do it:

o Premium store locations in regional malls. The Company currently operates 176 upscale jewelry stores in malls in 24 states primarily under the Whitehall Co. Jewellers and Lundstrom Jewelers nameplates. Our store format is small and flexible, allowing us to obtain highly visible "center court" locations in malls, while reducing fixed occupancy costs. Obtaining such high-traffic sites is critical to our retailing strategy. The Company's stores average approximately 800 square feet and generate average sales per store of $990,000 and sales per square foot of more than $1,200, which is among the highest in the industry.

o Non-Recourse Private Label Credit. We offer our customers the convenience of instant private label credit without assuming credit risk. By offering our customers a private label credit option, we increase the average sale and produce higher earnings, while our third-party credit purveyors assume the credit risk if a customer does not pay. Our non-recourse arrangement offers the Company two key benefits: first, the quality of our earnings is greater since we don't risk bad debt write-offs during economic downturns and, second, since credit granting and administrative functions are outsourced, our sales associates are able to focus more time and energy on selling jewelry.

o Differentiated Merchandising. Because of our smaller store size, our non-recourse credit program and our middle-income to affluent customer base, Marks Bros. focuses on selling upscale merchandise. Unlike many of our mall-based competitors, the Company does not sell giftware or costume jewelry and offers only a limited selection of watches. Instead, we offer a greater selection of higher margin fine jewelry, including a wider assortment of diamond jewelry. This contributed to an increase in our average merchandise sale from $210 in 1993 to $255 for fiscal 1996. Last year, we tested our Signature Collection concept, which is an expanded assortment of upscale merchandise, in 35 stores. This program was quite productive and we are expanding it to about 50 additional stores this year.

                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                               3

================================================================================


                                    [PHOTO]

                                Hugh M. Patinkin
                            Chairman, President and
                            Chief Executive Officer


o Experienced, incentivized sales personnel. To meet its staffing needs, Marks Bros. employs sales associates with proven retail experience. To motivate sales personnel, a portion of their compensation is incentive-based, providing numerous bonus opportunities. Our talented and motivated sales associates are a key factor in our continuing success.

o Hands-on management. A hallmark of the Company's management is its close communication with stores and daily monitoring of performance. Our most senior executives, myself included, spend a significant amount of time in stores. The vast majority of our stores are visited by senior executives several times a year. In view of our accelerated expansion plans, executive management continues to emphasize close communication with store-based personnel.

Outlook

As we look ahead to fiscal 1997 and beyond, we are very enthusiastic about Marks Bros.' future. The jewelry market is highly fragmented and continues to consolidate, creating opportunities for us to increase our market share. Over the longer term, we are encouraged by demographic trends that favor the retail jewelry industry, including an increase in personal jewelry expenditures and the aging of baby-boomers, who are entering the years when jewelry purchases are highest.

     Our growth plan for opening new stores in premium "center court" locations is on track in 1997. The Company is also working aggressively to develop and deploy marketing programs designed to increase the sales and profitability of our stores. Finally, our dedicated and motivated people have been given the tools they need to continue to pursue profitable selling. In short, Marks Bros. is looking forward to another great year.


                                    [PHOTO]

                      We feature an extensive selection of
                         upscale fine jewelry including
                          diamonds, gold, precious and
                             semi-precious jewelry.


     We would like to thank all of our employees, customers and shareholders whose support throughout the year has enabled us to achieve our many successes and whose continued assistance will provide the means for us to enhance shareholder value.


/s/ Hugh M. Patinkin
---------------------
Hugh M. Patinkin
Chairman, President and Chief Executive Officer


                              MARKS BROS. JEWELERS
                                   EST. 1895
4

                           Marks Bros. Jewelers, Inc.

                        Selected Historical Financial and
                                 Operating Data

The following table sets forth certain financial and operating data of the Company. The selected statement of operations data and balance sheet data as of and for the fiscal year ended January 31, 1997 (fiscal 1996) and each of the four prior fiscal years, are derived from audited financial statements of the Company. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited financial statements appearing elsewhere herein.

-------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share and                                Fiscal         Fiscal           Fiscal           Fiscal           Fiscal
selected operating data)                             1996           1995             1994             1993             1992
-------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
  Net Sales ................................      $ 155,474       $ 131,022        $ 106,683        $  91,106        $  88,141
  Cost of sales ............................         91,134          77,722           64,223           54,511           52,106
                                                  ----------------------------------------------------------------------------
    Gross profit ...........................         64,340          53,300           42,460           36,595           36,065
  Selling, general and administrative
    expenses ...............................         45,309          37,887           30,748           28,340           27,971
                                                  ----------------------------------------------------------------------------
    Income from operations .................         19,031          15,413           11,712            8,255            8,064
  Interest expense .........................          6,993          12,314           10,594            8,920            7,821
  Stock award expense ......................             --             461               --               --               --
  ESOP compensation expense ................             --             590              547              511            3,800
                                                  ----------------------------------------------------------------------------
    Income (loss) from continuing
    operations before income taxes .........         12,038           2,048              571           (1,176)          (3,557)
  Income tax expense (benefit)(1) ..........          4,695         (14,924)              --               --               --
                                                  ----------------------------------------------------------------------------
    Income (loss) from continuing operations          7,343          16,972              571           (1,176)          (3,557)
  Gain on disposal of discontinued
  operations(2) ............................             --              --               --            2,700               --
                                                  ----------------------------------------------------------------------------
    Net income (loss) before cumulative effect
      of accounting change for ESOP and
      extraordinary gain ...................          7,343          16,972              571            1,524           (3,557)
  Cumulative effect of accounting change
    for ESOP(3) ............................             --              --               --           (8,526)              --
  Extraordinary item, net(4) ...............         10,057              --               --               --               --
                                                  ----------------------------------------------------------------------------
    Net income (loss) ......................      $  17,400       $  16,972        $     571        $  (7,002)       $  (3,557)
                                                  ============================================================================

Earnings Per Share
  Net income from continuing operations ....      $    0.87       $    3.16        $    0.11               --               --
Selected Operating Data
  Stores open at end of period .............            164             146              131              122              113
  Average net sales per store(5) ...........      $ 990,000       $ 936,000        $ 836,000        $ 791,000        $ 784,000
  Average net sales per gross square foot(6)      $   1,247       $   1,187        $   1,068        $   1,013        $   1,008
  Average merchandise sale .................      $     255       $     245        $     229        $     210        $     192
  Comparable store sales increase
    (decrease)(7) ..........................            7.9%           11.0%             7.6%            (0.5)%           12.5%
Balance Sheet Data (at end of period)
  Working capital ..........................      $  25,824       $  21,512        $  20,460        $  20,079        $  15,123
  Total assets .............................         93,533          87,403           61,512           51,677           59,174
  Total debt ...............................         21,267         107,891          110,806          105,953          112,247
  Stockholders' equity (deficit) ...........         37,507         (47,858)         (66,578)         (67,659)         (69,634)

(1) Income tax benefit in the year ended January 31, 1996 (fiscal 1995) resulted from the reversal of the Company's deferred tax valuation allowance and corresponding recognition of a deferred tax asset. (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Background" and Note 11 of Notes to Financial Statements.)

(2) The Company sold its direct marketing division as of January 31, 1992 (fiscal 1993). In connection with this disposition, the Company recorded a $2.7 million gain on the sale of the discontinued operations in the year ended January 31, 1994 upon its receipt of deferred proceeds from the sale.

(3) Reflects a charge for the cumulative effect of the Company's change in accounting in the amount of $8.5 million to adopt AICPA SOP 93-6 for the recognition of compensation expense on shares allocated to the ESOP.

(4) Reflects net extraordinary gain in connection with the extinguishment of debt (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Background" and Note 9 of Notes to Financial Statements).

(5) Average net sales per store represents the total net sales for stores open for a full fiscal year divided by the total number of such stores.

(6) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total gross square feet of such stores.

(7)  A store becomes comparable after it has been open for 12 full months.

                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                               5

                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements, including the notes thereto.

--------------------------------------------------------------------------------

Background

The Company is a leading national specialty retailer of fine jewelry, currently operating 176 stores in 24 states. The Company's sales and income from operations have increased consistently since fiscal 1991 to $155.5 million and $19.0 million, respectively, in fiscal 1996. During that same period, the number of Company stores grew from 111 to 164, and the Company's operating margins improved from 7.0% in fiscal 1991 to 12.2% in fiscal 1996.

To strengthen its capital structure and provide greater financial flexibility for new store openings, in May 1996, the Company completed an initial public offering (the "IPO") and a concurrent restructuring of outstanding indebtedness (the "Recapitalization") which substantially reduced the Company's indebtedness and ongoing interest expense. In November 1996, the Company completed a second public offering (the "Offering") which further strengthened the Company's capital structure, reduced indebtedness and accelerated the pace of new store openings. The Recapitalization resulted in a one-time extraordinary gain on early extinguishment of debt in the amount of $18.3 million ($11.2 million net of tax) in the second quarter of fiscal 1996. In connection with the reduction of indebtedness from the application of the proceeds of the Offering, the Company incurred an extraordinary charge of approximately $1.8 million ($1.1 million net of tax) in the fourth quarter of fiscal 1996.

The growth of the Company's net sales and earnings will depend to a significant degree on the Company's ability to successfully expand its operations through the opening of new stores. The Company plans to open a total of 30 stores in calendar 1997, and a similar number of stores in 1998. The Company's policy is to charge as incurred pre-opening costs associated with new stores.

In fiscal 1996, the Company upgraded its personnel to increase sales and expects to continue to incur selling, general and administrative expenses in the near term in association with this ongoing process. The Company is increasing its inventory in connection with its merchandising programs and, in particular, in connection with its expanded offerings of higher priced merchandise in a number of its stores.

A variety of factors affect the sales results for the Company's stores, including economic conditions, the retail sales environment, the availability and cost of credit from third party credit purveyors, the results of the Company's merchandising and marketing strategies, and the Company's ability to otherwise execute its business strategy. The Company experienced a 7.9% comparable store sales increase in fiscal 1996. There can be no assurance that the Company will achieve comparable store sales increases in future reporting periods.

The Company's business is highly seasonal, with a significant portion of its sales and most of its income generated during the fourth fiscal quarter ending January 31. The Company has historically experienced lower net sales in each of its first three fiscal quarters and expects this trend to continue. The Company has experienced net losses from time to time in one or more of its first three fiscal quarters (see Note 18 of Notes to Financial Statements for unaudited quarterly results). The Company's quarterly and annual results of operations also may fluctuate significantly as a result of factors, including the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, timing of certain holidays, changes in the Company's merchandise, the timing and number of store remodelings, general economic, industry and weather conditions that affect consumer spending, and pricing, merchandising, marketing, credit and other programs of competitors.


                              MARKS BROS. JEWELERS
                                   EST. 1895
6

--------------------------------------------------------------------------------
Results of Operations

The following table sets forth for the periods indicated certain information derived from the statements of operations of the Company expressed as a percentage of net sales for such periods.

--------------------------------------------------------------------------------------------
                                                             Fiscal      Fiscal       Fiscal
Percentage of Net Sales                                       1996        1995         1994
--------------------------------------------------------------------------------------------
Net sales .............................................      100.0%      100.0%       100.0%
Cost of sales (including buying and occupancy expenses)       58.6        59.3         60.2
                                                             ------------------------------
  Gross profit ........................................       41.4        40.7         39.8
Selling, general and administrative expenses ..........       29.2        28.9         28.8
                                                             ------------------------------
  Income from operations ..............................       12.2        11.8         11.0
Interest expense ......................................        4.5         9.4          9.9
Stock award expense ...................................         --         0.4           --
ESOP compensation expense .............................         --         0.5          0.5
                                                             ------------------------------
  Income before income taxes ..........................        7.7         1.6          0.5
Income tax expense (benefit) ..........................        3.0       (11.4)          --
                                                             ------------------------------
  Income before extraordinary item ....................        4.7        13.0          0.5
Extraordinary item, net ...............................        6.5          --           --
                                                             ------------------------------
  Net income ..........................................       11.2%       13.0%         0.5%
                                                             ==============================


--------------------------------------------------------------------------------
Fiscal 1996 Compared to Fiscal 1995

Net sales in fiscal 1996 increased $24.5 million, or 18.7%, to $155.5 million from $131.0 million in fiscal 1995. Comparable store sales increased $10.1 million, or 7.9%, during fiscal 1996. Sales from new stores contributed $14.9 million to the overall sales increase while sales from layaways increased sales by $0.5 million. These sales increases were partially offset by a decrease in sales of $1.0 million related to the closing of two stores. The average number of units sold on a comparable store basis increased by approximately 4.0% in fiscal 1996, while the average price per merchandise sale increased to $255 in fiscal 1996 from $245 in fiscal 1995. Comparable store sales increased in part due to the implementation of certain return/exchange policies, increased use of non-recourse credit, increased inventory levels, and ongoing improvements in the quality of the Company's sales force, as well as a solid retail environment for most of the year. The Company opened 20 stores and closed 2 stores during fiscal 1996, increasing the number of stores operated to 164 as of January 31, 1997 compared to 146 as of January 31, 1996.

Gross profit increased $11.0 million in fiscal 1995, to $64.3 million in fiscal 1996. The gross profit percentage increased to 41.4% in fiscal 1996 from 40.7% in fiscal 1995, primarily due to the leveraging of certain buying and occupancy costs over the Company's higher sales.

Selling, general and administrative expenses increased $7.4 million, or 19.6%, to $45.3 million in fiscal 1996 from $37.9 million in fiscal 1995. As a percentage of net sales, selling, general and administrative expenses increased to 29.2% in fiscal 1996 from 28.9% in fiscal 1995. The dollar increase primarily related to higher payroll expenses ($4.5 million), higher credit expenses ($1.2 million), and higher other store expenses ($1.0 million). Selling, general and administrative expenses attributable to the 20 stores opened in fiscal 1996 and 15 stores opened in fiscal 1995 account for $4.3 million of the increase. Comparable store payroll costs increased 8.6% in fiscal 1996, as compared to fiscal 1995, primarily due to an effort to upgrade the quality of the sales force and increase incentive-based compensation paid to store personnel. Private label credit sales as a percentage of net sales increased to 40.1% in fiscal 1996 from 36.9% in fiscal 1995. These non-recourse credit sales carry higher discount rates than bankcard sales, which resulted in higher credit expense. The first-time buyer program as a percentage of net sales increased to 4.2% in fiscal 1996 from 1.9% in fiscal 1995. The first-time buyers program was discontinued in December 1996.

Interest expense decreased $5.3 million to $7.0 million in fiscal 1996 from $12.3 million in fiscal 1995. This resulted from lower outstanding debt balances and lower average interest rates on revolver and term borrowings resulting primarily from the IPO, Recapitalization and Offering.

No ESOP compensation expense has been recorded in fiscal 1996. ESOP compensation expense recorded in fiscal 1995 was $590,000. Also, in fiscal 1995, the Company recognized a $461,000 expense relating to restricted stock awards.


                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                               7

An income tax expense of $11.1 million was recorded in fiscal 1996 ($4.7 million has been charged to income tax expense and $6.4 million has been charged against the extraordinary item) reflecting an effective annual tax rate of 39%. A one-time income tax benefit of $14.9 million was recorded in fiscal 1995. The one-time recognition of the deferred tax benefit resulted from a reduction in the valuation allowance relating to the Company's expectation that future taxable income would be at least $41.5 million, prior to the expiration of the deferred tax assets. The deferred tax asset principally relates to the Company's net operating loss carryforwards and a temporary difference arising from the recognition of interest expenses and fees on outstanding debt as of January 31, 1996. At February 1, 1997 and 1996, respectively, the Company had available net operating loss tax carryforwards in the amount of $11.3 million and $17.9 million, which begin expiring in 2008. While these carryforwards are expected to reduce future income tax payments, the benefits of such carryforwards have already been recognized in the Company's balance sheets and results of operations for fiscal 1995.

An extraordinary gain on the extinguishment of debt was recorded for $10.1 million ($6.4 million net of taxes). This includes debt discounts on senior accreting loans of $0.6 million, zero coupon loans of $4.0 million and subordinated debt of $13.7 million offset by a prepayment premium on subordinated debt of $1.0 million and the write-off of deferred financing costs of $0.8 million.

Net income increased to $17.4 million in fiscal 1996 from $17.0 million in fiscal 1995 as a result of the factors discussed above.

--------------------------------------------------------------------------------
Fiscal 1995 Compared to Fiscal 1994

Net sales increased $24.3 million, or 22.8%, to $131.0 million in fiscal 1995 from $106.7 million in fiscal 1994. Comparable store sales increased $11.6 million, or 11.0%, in fiscal 1995. Sales from new stores contributed $12.5 million to the overall increase in net sales. The average number of units sold per store increased by approximately 4.4% from fiscal 1994 to fiscal 1995, while the average price per merchandise sale increased to $245 in fiscal 1995 from $229 in fiscal 1994. Comparable store sales increased in large part due to improvements in the quality of the Company's personnel, increased use of non-recourse credit, and the implementation of new return/exchange policies. The Company opened 15 stores in fiscal 1995, increasing the number of store operated to 146 as of January 31, 1996 from 131 as of January 31, 1995.


Gross profit increased $10.8 million, or 25.5%, to $53.3 million in fiscal 1995, from $42.5 million in fiscal 1994. Gross margin increased to 40.7% in fiscal 1995 from 39.8% in fiscal 1994. This increase was due primarily to a slight shift in product mix to the Company's higher margin jewelry items, as well as stricter discounting policies implemented during fiscal 1995. Occupancy, distribution and buying costs decreased as a percentage of net sales, due to economies of scale achieved through the Company's larger store base and increased net sales.

Selling, general and administrative expenses increased $7.1 million, or 23.2%, to $37.9 million in fiscal 1995 from $30.7 million in fiscal 1994. As a percentage of net sales, selling, general and administrative expenses increased slightly to 28.9% in fiscal 1995 from 28.8% in fiscal 1994. The dollar increase primarily related to higher payroll expenses ($4.9 million) and credit expense ($1.7 million), partially offset by a decrease in advertising expenses ($0.4 million). Selling, general and administrative expenses attributable to the 15 stores opened in fiscal 1995 and 11 stores opened in fiscal 1994 account for $3.6 million of the total increase in selling, general and administrative expenses. Payroll costs increased in fiscal 1995, as compared to fiscal 1994, primarily due to an effort to upgrade the quality of store managers and an increase in incentive compensation paid to store-based personnel. Private label credit sales as a percentage of net sales increased to 36.9% in fiscal 1995 from 29.3% in fiscal 1994 as a result of an increase in use of the Company's "private label" credit programs (including its new "First Time Buyers" program). These non-recourse credit sales carry higher discount rates than bankcard sales, which resulted in higher credit expense. The increased usage of private label credit contributed to higher sales as well as an increase in the average price per merchandise sale. Advertising expenses decreased as a result of eliminating radio advertising in fiscal 1995.

As a result of the factors discussed above, income from operations increased 31.6%, to $15.4 million in fiscal 1995 from $11.7 million in fiscal 1994. As a percentage of net sales, income from operations increased to 11.8% in fiscal 1995 from 11.0% in fiscal 1994.


                              MARKS BROS. JEWELERS
                                   EST. 1895
8

Interest expense increased $1.7 million to $12.3 million in fiscal 1995 from $10.6 million in fiscal 1994. As a percentage of net sales, interest expense decreased to 9.4% in fiscal 1995 from 9.9% in fiscal 1994. The dollar increase in interest expense was due primarily to higher average indebtedness and higher interest rates. Approximately two-thirds of fiscal 1995 interest expense consisted of non-cash interest accrued on the Company's senior accreting notes and subordinated indebtedness.

ESOP compensation expense increased $43,000, or 7.9%, to $590,000 in fiscal 1995 from $547,000 in fiscal 1994. The expense is related to the estimated fair value of shares held by the ESOP committed to be released to participants' accounts. The Company also recognized a one-time $461,000 expense relating to restricted stock awards made in fiscal 1995.

At the end of fiscal 1995, the Company recognized into net income a one-time deferred tax benefit of $14.9 million. The recognition of the one-time deferred tax benefit resulted from a reduction in the valuation allowance relating to the Company's expectation that future taxable income would be at least $41.5 million, prior to the expiration of the deferred tax assets. The deferred tax asset principally relates to the Company's net operating loss carryforwards and a temporary difference arising from the recognition of interest expenses and fees on outstanding debt as of January 31, 1996. At February 1, 1996, the Company had available net operating loss tax carryforwards in the amount of $17.9 million, which begin expiring in 2006. While these carryforwards are expected to reduce future income tax payments, the benefits of such carryforwards have already been recognized in the Company's balance sheets and results of operations for fiscal 1995.

--------------------------------------------------------------------------------
Liquidity and Capital Resources

The Company's cash flows from operating activities decreased from a positive cash flow of $9.6 million in fiscal 1995 to a cash flow shortfall of $3.6 million in fiscal 1996. Higher income from operations together with increases in accounts payable ($5.7 million) and accrued expenses ($3.9 million) were more than offset by increases in merchandise inventories ($24.4 million) (before the effects of the Company's gold consignment facility) and deferred financing costs ($2.5 million). Cash used by investing activities include the funding of capital expenditures ($7.0 million), primarily related to the opening of 20 stores in fiscal 1996. Cash generated from financing activities included (i) proceeds from the IPO and the Offering ($66.1 million), (ii) proceeds from a term loan ($15.0 million), (iii) proceeds from the gold consignment facility ($15.3 million),
(iv) proceeds from subordinated debt ($20.0 million), (v) an increase in revolver borrowings under the current revolving credit facility ($10.7 million), and (vi) proceeds from the exercise of stock options ($0.5 million), less a $0.7 million decrease in the net amount of outstanding checks. The Company utilized cash in fiscal 1996 primarily to (i) repay outstanding bank borrowings on revolving loans under the previous credit facility ($2.1 million), (ii) to repay the Company's term loans ($41.6 million), (iii) to repay senior accreting loans ($50.5 million), (iv) to repay revolving zero coupon notes ($2.0 million), and
(v) to repay or repurchase subordinated debt ($20.1 million). Primarily as a result of the financing transactions described above, stockholders' equity increased from a deficit of ($47.9) million at January 31, 1996 to $37.5 million at January 31, 1997.

The Company's cash flows from operating activities increased from $4.7 million in fiscal 1994 to $9.6 million in fiscal 1995, primarily due to higher income from operations. In fiscal 1995, the sources of the Company's liquidity included cash flow from operating activities, together with a $5.5 million increase in outstanding checks less a $4.7 million decrease in amounts outstanding under the Company's revolver. The Company utilized cash during fiscal 1995 primarily to
(i) increase inventories, net of corresponding payables ($6.3 million), (ii) repay the Company's term loan ($6.4 million), and (iii) fund capital expenditures ($3.9 million). The increase in inventories and capital expenditures primarily related to the opening of the Company's 15 stores in fiscal 1995.

At February 1, 1997, the Company had net operating loss tax carryforwards in the amount of $11.3 million, which will reduce cash payments for income taxes in future periods but which have already been recognized for financial reporting purposes. The timing of the use of some portion of these carryforwards is expected to be deferred under Section 382 of the Code.

The Company has a $44.0 million revolving credit facility and a $16.0 million gold consignment facility, totaling $60.0 million through April 30, 2001. Interest rates and commitment fees charged on the unused facility float in a grid based on the Company's quarterly performance. Since these interest rates are determined by reference to Eurodollar or prime rates, changes in market interest rates can materially affect the Company's interest expense. Borrowings under the revolver are limited to a borrowing base determined based on levels of inventory and accounts receivable. The


                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                               9
peak outstanding borrowing under the Company's revolver during fiscal 1996 and 1995 was $19.0 million and $10.7 million, respectively. The unused facility was $22.0 million as of January 31, 1997.

The Company has a gold consignment facility with a lending institution pursuant to which the Company accepts as consignee, and is responsible to return at some future date, a fixed number of ounces of gold. The periodic charges paid by the Company are computed based on a percentage of the value of the gold consigned. Therefore, an increase in the price of gold could substantially increase the annual costs to the Company of the gold consignment and the eventual cost to the Company upon the termination of this arrangement. During fiscal 1996, the Company sold and simultaneously consigned 39,000 troy ounces of gold for $15.3 million.

A substantial portion of the merchandise sold by the Company is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing the Company's direct capital investment in inventory. The peak consigned inventories from merchandise vendors was $17.4 million and $18.0 million during fiscal 1996 and 1995, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, the financial condition of the Company and a number of economic or competitive conditions in the jewelry business or the economy generally. Any change in these relationships could have a material adverse effect on the Company's results from operations or financial condition.

The Company's cash requirements consist primarily of funding increases in inventory at existing stores, capital expenditures and working capital (primarily inventory) associated with the Company's new stores. The Company's primary sources of liquidity have been cash flow from operations and bank borrowings.

During 1997, the Company plans to open 30 stores. New stores on average require inventory of approximately $400,000 and capital expenditures of approximately $230,000. The Company is in the process of increasing the amount of inventory (especially higher priced items) carried in its stores. Pre-opening expenses for each new store average approximately $20,000. The Company anticipates capital expenditures of approximately $10.0 million for new store openings and other fixed assets to be placed in service during fiscal 1997. Also, the Company intends to modify and upgrade its existing computer systems to be year 2000 compliant.

The Company's inventory levels and working capital requirements have historically been highest in advance of the Christmas season. The Company has funded these seasonal working capital needs through borrowings under the Company's revolver and increases in trade payables and accrued expenses.

Management expects that cash flows from operating activities and funds available under its revolving credit facility should be sufficient to support the Company's current new store expansion program and seasonal working capital needs for the foreseeable future.


--------------------------------------------------------------------------------
Inflation

The Company believes that inflation generally has not had a material effect on the results of its operations.

All statements, trend analysis and other information contained in this report relative to markets for the Company's products and trends in the Company's operations or financial results, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (1) the extent and results of the Company's store expansion strategy; (2) the seasonality of the Company's business; (3) the Company's leverage; (4) economic conditions, the retail sales environment and the Company's ability to execute its business strategy and the related effects on comparable store sales and other results; (5) the extent to which the Company is able to retain and attract key personnel; (6) competition; (7) the availability and cost of consumer credit; (8) relationships with suppliers; (9) fluctuations in gem and gold prices; (10) regulation; and (11) the risk factors listed from time to time in the Company's filings with the Securities and Exchange Commission.


                              MARKS BROS. JEWELERS
                                   EST. 1895
10

                            Statements of Operations
               for the years ended January 31, 1997, 1996 and 1995


---------------------------------------------------------------------------------------------
(in thousands, except for
per share data)                                              1997        1996         1995
---------------------------------------------------------------------------------------------
Net sales .............................................   $ 155,474   $ 131,022    $ 106,683
Cost of sales (including buying and occupancy expenses)      91,134      77,722       64,223
                                                          ----------------------------------
  Gross profit ........................................      64,340      53,300       42,460
Selling, general and administrative expenses ..........      45,309      37,887       30,748
                                                          ----------------------------------
  Income from operations ..............................      19,031      15,413       11,712
Interest expense ......................................       6,993      12,314       10,594
Stock award expense ...................................          --         461           --
ESOP compensation expense .............................          --         590          547
                                                          ----------------------------------
  Income before income taxes ..........................      12,038       2,048          571
Income tax expense (benefit) ..........................       4,695     (14,924)          --
                                                          ----------------------------------
  Income before extraordinary item ....................       7,343      16,972          571
Extraordinary item, net ...............................      10,057          --           --
                                                          ----------------------------------
  Net income ..........................................   $  17,400   $  16,972    $     571
                                                          ==================================
Primary and fully diluted earnings per share:
  Income before extraordinary item ....................   $     .87   $    3.16    $    0.11
  Extraordinary item, net .............................        1.18          --           --
                                                          ----------------------------------
  Net income ..........................................   $    2.05   $    3.16    $    0.11
                                                          ==================================
Weighted average common share and
  common share equivalents ............................       8,508       5,375        5,204

The accompanying notes are an integral part of the financial statements.


                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                              11

                                 Balance Sheets
                         as of January 31, 1997 and 1996

--------------------------------------------------------------------------------------------
(in thousands)                                                          1997         1996
--------------------------------------------------------------------------------------------
Assets
Current assets:
  Accounts receivable, net .......................................   $   1,354    $   1,169
  Layaway receivables, net .......................................       2,041        1,576
  Merchandise inventories ........................................      64,482       55,401
  Other current assets ...........................................         638          714
  Deferred income taxes, net .....................................       1,326          817
  Deferred financing costs .......................................         292           --
                                                                     ----------------------
      Total current assets .......................................      70,133       59,677
  Property and equipment, net ....................................      16,305       12,852
  Deferred income taxes, net .....................................       5,947       14,874
  Deferred financing costs .......................................       1,148           --
                                                                     ----------------------
      Total assets ...............................................   $  93,533    $  87,403
                                                                     ======================

--------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity (Deficit)
--------------------------------------------------------------------------------------------
Current liabilities:
  Outstanding checks, net ........................................   $   7,242    $   7,991
  Revolver loans .................................................      10,747        2,119
  Current portion of long-term debt ..............................          --        9,846
  Accounts payable ...............................................      14,706        9,037
  Accrued payroll ................................................       2,607        2,324
  Other accrued expenses .........................................       9,007        6,848
                                                                     ----------------------
      Total current liabilities ..................................      44,309       38,165
Total long-term debt, net of current portion .....................      10,520       95,926
Other long-term liabilities ......................................       1,197        1,170
                                                                     ----------------------
      Total liabilities ..........................................      56,026      135,261
Commitments and contingencies
Stockholders' equity (deficit):
  Common stock, $.001 par value; 60,000,000 shares authorized;
    10,061,142 shares, 2,559,793 shares issued and outstanding,
    respectively .................................................          10           --
  Class B common stock, $1.00 par value; 29,567 shares authorized;
    101 and 26,026 shares issued and outstanding, respectively ...          --           30
  Class C common stock, $.001 par value; 39,371 shares authorized;
    0 and 39,370 shares issued and outstanding ...................          --           --
  Class D common stock, $.001 par value; 60,000 shares authorized;
    no shares issued and outstanding .............................          --           --
  Additional paid-in capital .....................................      59,804        8,766
  Accumulated deficit ............................................     (22,307)     (14,673)
  Treasury stock, 0 and 1,400,326 shares at cost, respectively ...          --      (20,333)
  Deferred ESOP compensation .....................................          --      (21,648)
                                                                     ----------------------
      Total stockholders' equity (deficit), net ..................      37,507      (47,858)
                                                                     ----------------------
      Total liabilities and stockholders' equity (deficit) .......   $  93,533    $  87,403
                                                                     ======================

The accompanying notes are an integral part of the financial statements.


                              MARKS BROS. JEWELERS
                                   EST. 1895
12

                  Statements of Stockholders' Equity (Deficit)
               for the years ended January 31, 1997, 1996 and 1995

-----------------------------------------------------------------------------------------------------------------------
(in thousands)                                    Class B     Additional                                     Deferred
                                   Common         Common        Paid-In     Accumulated      Treasury          ESOP
                                    Stock          Stock        Capital        Deficit         Stock       Compensation
-----------------------------------------------------------------------------------------------------------------------
Balance at
  January 31, 1994 .........      $     --       $     30       $ 15,971       $(32,216)      $(20,233)      $(31,211)
Net income .................            --             --             --            571             --             --
Repurchase of
  ESOP shares ..............            --             --             --             --            (37)            --
ESOP amortization ..........            --             --         (4,116)            --             --          4,663
                                  -----------------------------------------------------------------------------------
Balance at
  January 31, 1995 .........            --             30         11,855        (31,645)       (20,270)       (26,548)
Net income .................            --             --             --         16,972             --             --
Repurchase of
  ESOP shares ..............            --             --             --             --            (63)            --
ESOP amortization ..........            --             --         (4,310)            --             --          4,900
Income tax effect of the
  difference between the
average fair market
value and the cost of
the released shares ........            --             --            767             --             --             --
Issuance of stock awards ...            --             --            454             --             --             --
                                  -----------------------------------------------------------------------------------
Balance at
  January 31, 1996 .........            --             30          8,766        (14,673)       (20,333)       (21,648)
Net income .................            --             --             --         17,400             --             --
Issued 3,269,500 shares
  in initial public offering             3             --         40,413             --             --             --
Conversion of stock ........             6            (24)            18             --             --             --
Restructuring of ESOP ......            --             --        (15,609)        (3,027)        (3,012)        21,648
Cancellation of
  treasury stock ...........            (1)            (6)            (5)       (23,333)        23,345             --
Issued 1,265,000 shares
  in secondary public
offering ...................             1             --         25,697             --             --             --
Exercise of options ........             1             --            524             --             --             --
Tax effect of the
  disqualifying disposition
of stock options ...........            --             --             --          1,326             --             --
                                  -----------------------------------------------------------------------------------
Balance at
  January 31, 1997 .........      $     10       $     --       $ 59,804       $(22,307)      $     --       $     --
                                  ===================================================================================

The accompanying notes are an integral part of the financial statements.


                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                              13

                            Statements of Cash Flows
               for the years ended January 31, 1997, 1996 and 1995


----------------------------------------------------------------------------------------------------------
(in thousands)                                                         1997         1996          1995
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income ...................................................    $  17,400     $  16,972     $     571
  Adjustments to reconcile net loss to net cash (used in)
  provided by operating activities:
      Gain on extinguishment of debt, net of taxes .............      (10,687)           --            --
      Loss on disposition of assets ............................          132            --            --
      Depreciation and amortization ............................        3,656         2,948         2,815
      Stock award expense non-cash portion .....................           --           454            --
      ESOP compensation expense ................................           --           590           547
      Income tax benefit .......................................           --       (14,924)           --
      Interest on zero coupon notes ............................          121           434           402
      Interest on senior accreting notes .......................        1,339         4,994         3,860
      Interest on subordinated debt ............................          790         2,743         2,423
      Changes in assets and liabilities:
        (Increase) decrease in accounts receivable, net ........         (185)          325           509
        (Increase) in layaway receivables, net .................         (465)         (170)         (112)
        Decrease in deferred income taxes ......................        1,584            --            --
        (Increase) in deferred financing costs .................       (2,503)           --            --
        (Increase) in merchandise inventories ..................      (24,376)       (9,347)       (9,460)
        Decrease (increase) in other assets ....................           76           (24)          239
        Increase in accounts payable ...........................        5,669         3,031         2,903
        Increase (decrease) in accrued and long-term liabilities        3,869         1,575           (26)
                                                                    -------------------------------------
            Net cash (used in) provided by operating activities        (3,580)        9,601         4,671
                                                                    -------------------------------------
Cash flows from investing activities:
  Capital expenditures .........................................       (7,041)       (3,932)       (3,974)
  Proceeds from assets sold, net ...............................            8            --            30
                                                                    -------------------------------------
            Net cash used in investing activities ..............       (7,033)       (3,932)       (3,944)
                                                                    -------------------------------------
Cash flows from financing activities:
  Borrowing on old revolver loan ...............................       38,078       127,109        99,159
  Repayment of old revolver loan ...............................      (40,197)     (131,795)      (98,993)
  Borrowing on new revolver loan ...............................      224,835            --            --
  Repayment on new revolver loan ...............................     (214,088)           --            --
  Repayment on term loan .......................................      (15,000)           --            --
  Repayment on old term loan ...................................      (26,600)       (6,400)       (2,500)
  Repayment of senior accreting notes ..........................      (50,502)           --            --
  Repayment of zero coupon note ................................       (2,000)           --            --
  Repayment of old subordinated debt ...........................      (10,618)           --            --
  Repayment of new subordinated debt ...........................       (9,480)           --            --
  Proceeds from term loan ......................................       15,000            --            --
  Proceeds from subordinated debt ..............................       20,000            --            --
  Proceeds from gold consignment ...............................       15,295            --            --
  Proceeds from stock issuance, net ............................       66,114            --            --
  Proceeds from exercise of stock options ......................          525            --            --
  Repurchase of ESOP shares ....................................           --           (63)          (37)
  (Decrease) increase in outstanding checks, net ...............         (749)        5,480         1,644
                                                                    -------------------------------------
            Net cash provided by financing activities ..........       10,613        (5,669)         (727)
                                                                    -------------------------------------
Net change in cash and cash equivalents ........................           --            --            --
Cash and cash equivalents at beginning of year .................           --            --            --
                                                                    -------------------------------------
Cash and cash equivalents at end of year .......................          $--           $--           $--
                                                                    =====================================

Supplemental disclosure of cash flow information:
  Interest paid during the year ................................    $   4,304     $   3,891     $   3,814
  Income taxes paid during the year ............................           82            64           347
Non-cash financing activity:
  Tax effect of compensation expense ...........................    $      --     $     767     $      --
  Tax effect of the disqualifying disposition of stock options .        1,326            --            --

The accompanying notes are an integral part of the financial statements.


                              MARKS BROS. JEWELERS
                                   EST. 1895
14

                          Notes to Financial Statements


--------------------------------------------------------------------------------

1    Description of Operations

     The financial statements of Marks Bros. Jewelers, Inc. (the "Company") include the results of the Company's chain of specialty retail fine jewelry stores. The Company operates exclusively in one business segment, specialty retail jewelry. The Company has a national presence with 164 stores located in 24 states operating in regional or super-regional shopping malls.


--------------------------------------------------------------------------------
2    Summary of Significant Accounting Policies

     Cash and Cash Equivalents

     For the purpose of the statements of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

     Outstanding Checks

     Outstanding checks are stated net of store cash balances, of which cash balances were approximately $878,000 and $639,000 as of January 31, 1997 and 1996, respectively.

     Layaway Receivables, Net

     Layaway receivables include those sales to customers under the Company's layaway policies which have not been fully collected as of the end of the year. Layaway receivables are net of customer payments received to date and net of an estimate for those layaway sales which the Company anticipates will never be consummated. This estimate is based on the Company's historical calculation of layaway sales that will never be completed. While it is reasonably possible that the estimate will change, it is the Company's expectation that the financial impact will not be significant in the near term. The Company records income to cover their costs generated by the administration of inactive layaways.

     Merchandise Inventories

     Merchandise inventories are stated principally at the lower of average cost or market. The Company also obtains merchandise from vendors under various consignment agreements. This consigned inventory and related contingent obligations are not reflected in the Company's financial statements. At the time of sale, the Company records the purchase liability and the related cost of merchandise in cost of sales.

     Property and Equipment

     Property and equipment are carried at cost, less accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over estimated useful lives ranging from five to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease terms or ten years.

     Upon retirement or disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the results of operations.

     Long Lived Assets

     When facts and circumstances indicate potential impairment, the Company evaluated the recoverability of long lived asset carrying values, using estimates of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

     Deferred Financing Costs

     In connection with the Recapitalization (see Note 7, Equity Offering and Recapitalization), the Company incurred various financing costs which have been deferred on the Company's balance sheet and are amortized over the terms of the agreements.


                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                              15

                          Notes to Financial Statements
                                   (Continued)


     Store Preopening Expense

     Expenses associated with the opening of new store locations are expensed in the period such costs are incurred.

     Lease Expense

     The Company leases office facilities and all retail stores. Certain leases require increasing annual minimum lease payments over the term of the lease. Minimum lease expense under these agreements is recognized on a straight-line basis over the terms of the respective leases.

     Virtually all leases covering retail stores provide for additional contingent rentals based on a percentage of sales. These costs are expensed in the period incurred.

     Earnings Per Share

     Earnings per share are calculated by dividing net income by the weighted average common share equivalents outstanding during the period.

     Income Taxes

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Stock Based Compensation

     The Company accounts for stock based compensation under the basis of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and will continue to do so in the future. However, the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) have been adopted for the year ended January 31, 1997.

     Management Estimates

     The preparation of financial statements in conjunction with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications

     Certain amounts for the years ended January 31, 1996 and 1995 were reclassified to conform to the current year presentation.


--------------------------------------------------------------------------------
3    Accounts Receivable

     ---------------------------------------------------------------------------
                                                          1997            1996
     ---------------------------------------------------------------------------
                                                              (in thousands)
     Accounts receivable .......................        $ 2,062         $ 1,734
     Less: allowance for doubtful accounts .....           (708)           (565)
                                                        -----------------------
     Accounts receivable, net ..................        $ 1,354         $ 1,169
                                                        =======================

     The Company has charged $1,037,000, $918,000, and $615,000 for doubtful accounts for the years ended January 31, 1997, 1996, and 1995, respectively.


                              MARKS BROS. JEWELERS
                                   EST. 1895
16

--------------------------------------------------------------------------------
4    Inventory

     As of January 31, merchandise inventories consist of:
     ---------------------------------------------------------------------------
                                                          1997           1996
     ---------------------------------------------------------------------------
                                                             (in thousands)
     Raw materials..................................    $ 5,908         $ 2,944
     Finished goods inventory.......................     58,574          52,457
                                                        -----------------------
                                                        $64,482         $55,401
                                                        =======================


     Raw materials primarily consist of diamonds, precious gems, semi-precious gems and gold. Included within finished goods inventory are allowances for inventory shrink, scrap, and miscellaneous costs of $1,711,000 and $1,263,000 for the years ended January 31, 1997 and 1996, respectively. As of January 31, 1997 and 1996, merchandise consignment inventories held by the Company that are not included in its balance sheets are $17,395,000 and $14,876,000 respectively. In addition, gold consignments of $15,295,000 are not included in the Company's balance sheet at January 31, 1997 (see Note 10, Financing Arrangements).


--------------------------------------------------------------------------------
5    Property and Equipment

     Property and equipment includes the following as of January 31:

     ---------------------------------------------------------------------------
                                                             1997         1996
     ---------------------------------------------------------------------------
                                                               (in thousands)
     Furniture and fixtures ..........................      $26,735      $23,261
     Leasehold improvements ..........................       11,616        9,894
                                                            --------------------
     Property and equipment ..........................       38,351       33,155
     Less accumulated depreciation and amortization ..       22,046       20,303
                                                            --------------------
     Property and equipment, net .....................      $16,305      $12,852
                                                            ====================


     Depreciation expense was $3,374,000, $2,948,000, and $2,815,000 for the years ended January 31, 1997, 1996, and 1995, respectively.


--------------------------------------------------------------------------------

6    Long-Term Liabilities

     Included in long-term liabilities at January 31, 1997 and 1996 are $1,197,000 and $1,002,000, respectively, of deferred lease costs.


--------------------------------------------------------------------------------

7    Equity Offering and Recapitalization

     On May 7, 1996, the Company completed an initial public offering (the "IPO"). The Company issued 3,269,500 shares of common stock after giving effect to a stock split of approximately 35.4 for 1 and received proceeds of $40.4 million net of underwriting discounts and offering costs. Concurrent with the IPO, the outstanding warrants for 177,887 shares of common stock were exercised, and 39,370 shares of Class C common stock were converted into 1,349,521 shares of common stock.

     With the completion of the IPO, the Company completed a recapitalization (the "Recapitalization"), consisting of a Revolving Credit, Term Loan and Gold Consignment Agreement totaling $60.0 million and $20.0 million of Senior Subordinated Notes.


                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                              17

                          Notes to Financial Statements
                                   (Continued)


     Approximately $87.0 million of the funds available from the Recapitalization were used by the Company principally to repay all outstanding bank borrowings under the Company's bank agreements, including approximately $7.8 million outstanding under the Company's revolving credit facility, $26.6 million outstanding under the Company's term loan, $51.1 million of senior accreting notes and $6.0 million of zero coupon notes due May 31, 1997.

     In addition, the Company used $10.6 million of the funds available from the Recapitalization to repurchase the Company's subordinated notes at a discount.

     The bank borrowing and subordinated debt repayments utilized a debt discount due to the early repayment of the debt of $18.3 million, less $7.1 million of taxes (see Note 9, Extraordinary Items).

     In conjunction with the completion of the IPO and the Recapitalization, the Company restructured its Employee Stock Ownership Plan (see Note 13, Employee Stock Ownership Plan).


--------------------------------------------------------------------------------
8    Secondary Offering

     During November, 1996 the Company completed a secondary public offering (the "Offering"). The Company issued 1,265,000 shares of Common Stock and received proceeds of $25.7 million net of underwriting discounts and offering costs. The Company used such proceeds to reduce the Company's indebtedness, to accelerate the pace of new store openings and for working capital and other general corporate purposes.

     Net proceeds from the Offering of $8,960,000 were used to redeem at a premium all $8.0 million in principal amount of the Company's Series D Notes. The Series D Notes would otherwise have matured in October, 2004, and bear interest at a rate of 15.0% per annum plus, for subsequent periods commencing May 1, 1998, 1% per annum (increasing in 1% increments per each subsequent year commencing May 1, 1999). The Company used the remaining net proceeds from the Offering to repay the term loan and reduce borrowings under its Revolving Credit Facility which bear interest at fluctuating rates.

     In conjunction with the Offering, the Company amended the Revolving Credit, Term Loan and Gold Consignment Agreement to allow for the prepayment of Series D Notes and up to $5,000,000 of Series C Notes (including any prepayment premiums), increase the capital expenditures limitations, and repay the term loan.


--------------------------------------------------------------------------------
9    Extraordinary Items

     In connection with the IPO and Recapitalization, the Company utilized a debt discount due to the early repayment of the debt of approximately $18.3 million, less taxes of $7.1 million, resulting in an extraordinary gain on extinguishment of debt.

     The $18.3 million of debt discount consists of the following:
            i) $0.6 million on the senior accreting notes
           ii) $4.0 million on the zero coupon notes
          iii) $13.7 million on the senior subordinated debt


                              MARKS BROS. JEWELERS
                                   EST. 1895
18

     In the fourth quarter, the Company recorded an extraordinary loss of $1.1 million, net of $0.7 million tax in connection with the Offering (see Note 8, Secondary Offering). The loss consisted of $1.0 million of costs associated with the extinguishment of debt and $0.8 million write-off of deferred financing costs.


--------------------------------------------------------------------------------
10   Financing Arrangements

     The Company completed a restructuring of its outstanding indebtedness in conjunction with the IPO and Recapitalization. Effective May 3, 1996, the Company entered into a Revolving Credit, Term Loan and Gold Consignment agreement ("Credit Agreement") with a group of banks totaling $60,000,000 which expires April 30, 2001.

     In conjunction with the Offering, the Company amended the Credit Agreement effective October 9, 1996. Under the terms of this agreement the Company is provided a revolving line of credit facility of up to a maximum of $43,750,000. The Company made a payment of $250,000 in October, 1996, which reduced the facility to $43,500,000. Additionally, on January 31, 1997, the balance was further reduced by $500,000, resulting in a facility of $43,000,000. This facility then decreases based on the following schedule:

--------------------------------------------------------------------------------
     July 31, 1997 and January 31, 1998............................   $1,000,000
     July 31, 1998 and January 31, 1999............................    1,500,000
     July 31, 1999 and January 31, 2000............................    2,000,000
     July 31, 2000 and January 31, 2001............................    2,500,000
--------------------------------------------------------------------------------

     Under this agreement, the banks have a security interest in substantially all of the assets of the Company. The Credit Agreement contains certain restrictions on capital expenditures, payment of dividends and assumption of additional debt and requires the Company to maintain specified minimum levels of certain financial and balance sheet measures, including the fixed charge ratio.

     Revolver Loan

     The revolving credit facility is available up to a maximum of $43,000,000 as of January 31, 1997, and is limited by a borrowing base computed based on the value of the Company's inventory and accounts receivable. A commitment fee of 50 basis points per annum on the unused portion of the commitment is payable monthly.

     Interest rates for these borrowings under this agreement are, at the Company's option, Eurodollar rates plus 200 basis points or the banks' prime rate. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. The interest expense for the years ended January 31, 1997, 1996 and 1995 was $793,000, $701,000 and $488,000,
     respectively, reflecting a weighted average interest rate of 10.2% , 10.6% and 9.1%.

     Term Loan

     In conjunction with the Offering, the term loan was repaid and the term loan facility canceled. Interest rates for these borrowings were, at the Company's option, Eurodollar rates plus 250 basis points or the banks' prime rate. Interest was payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. The interest expense for the years ended January 31, 1997, 1996 and 1995 was $1,330,000, $3,485,000 and
     $3,279,000, respectively, reflecting a weighted average interest rate of 9.2%, 10.6% and 9.1%, respectively.


                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                              19

                          Notes to Financial Statements
                                   (Continued)


     Gold Consignment Facility

     During the second quarter of 1996, the Company sold and simultaneously consigned a total of 39,000 troy ounces of gold for $15,295,000 under a gold consignment facility, which provides for the sale of a maximum 39,000 troy ounces or $16,000,000. Under the agreement, the Company agreed to pay consignment fees of 200 basis points over the rate set by the bank based on the London Interbank Bullion Rates payable monthly. A commitment fee of 50 basis points per annum on the unused portion of the gold consignment facility is payable monthly. The consignment fees total $445,000 for the year ended January 31, 1997 at a weighted average rate of 3.8%. On April 30, 2001, the Company is required to repurchase 39,000 troy ounces of gold under this agreement at the prevailing gold rate in effect on that date, or the facility will be renewed.

     Subordinated Notes

     In conjunction with the IPO and Recapitalization, the Company issued Senior Subordinated Notes totaling $20,000,000 due 2004. Series A Subordinated Notes due 2004 (the "Series A Notes") totaling $12,000,000 bear interest at 12.15% per annum payable in cash, with interest payments due quarterly. The Series B Subordinated Notes due 2004 (the "Series B Notes") totaling $8,000,000 bear interest at 15% per annum increasing 1% per annum beginning May 1, 1998, payable in cash, with interest payment due quarterly.

     The Series A Notes were subsequently exchanged for the Company's Series C Subordinated Notes due 2004 (the "Series C Notes") which are identical in all material respects to the Series A Notes, except that the Series C Notes have been registered under the Securities Act of 1933, as amended. The Series B Notes were subsequently exchanged for the Company's Series D Subordinated Notes due 2004 (the "Series D Notes") which are identical in all material respects to the Series B Notes, except that the Series D Notes have been registered under the Securities Act of 1933, as amended.

     In conjunction with the Offering the Series D Notes were redeemed at a premium (see Note 9, Extraordinary Items). In January, 1997, $1,480,000 of Series C Notes were redeemed for a total of $1,554,000. Interest expense was $757,000 for the year ended January 31, 1997.

     As of January 31, 1997 and 1996, respectively, the current portion and noncurrent portion of long-term debt consisted of the following:

     ---------------------------------------------------------------------------
                                                            1997          1996
     ---------------------------------------------------------------------------
                                                              (in thousands)
     Current portion of long-term debt:
       Term loan, old ............................        $    --        $ 7,938
       Senior accreting notes ....................             --          1,908
                                                          ----------------------
         Total ...................................        $    --        $ 9,846
                                                          ======================

     Long-term debt, net of current portion:
       Term loan, old ............................        $    --        $18,662
       Senior accreting notes ....................             --         47,819
       Zero coupon notes .........................             --          5,847
       Subordinated debt, old ....................             --         23,598
       Subordinated debt .........................         10,520             --
                                                          ----------------------
         Total ...................................        $10,520        $95,926
                                                          ======================


                              MARKS BROS. JEWELERS
                                   EST. 1895
20

     Of the $10,520,000 long-term debt, $2,719,000 is due during the year ending January 31, 2002; the remainder is due thereafter.

     The carrying amount of the Company's borrowings under the Credit Agreement and other long-term borrowings approximate fair value.


     Interest Rate Caps

     During fiscal 1994, the Company entered into certain interest rate cap agreements with various banks to cap the cost of a portion of its floating rate debt. In exchange for $600,000 paid to the banks, the maximum interest rate on approximately $40,800,000 of the Company's debt was not to exceed 9.75% through December 31, 1996. To the extent the variable interest rate exceeded 9.75% on this amount of debt, the banks remitted the difference to the Company quarterly. In April, 1996 the Company canceled this agreement resulting in a loss of $41,000.

     Interest income recognized on these agreements was approximately $16,000, $343,000, and $31,000 in the years ended January 31, 1997, 1996 and 1995, respectively.

     Deferred Financing Costs

     In conjunction with the Recapitalization, the Company incurred $2,503,000 in deferred financing costs which are being amortized over the term of the agreements. In conjunction with the Offering and subsequent repayment of debt, $781,000 of these costs were included in extraordinary loss on repayment of debt. Amortization expense in the year ended January 31, 1997 was $282,000.


--------------------------------------------------------------------------------
11   Income Taxes

     The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax asset and deferred tax liability and their approximate tax effects are as follows, as of the years ended January 31:

     --------------------------------------------------------------------------------------------
                                                          1997                      1996
     --------------------------------------------------------------------------------------------
                                                  Temporary      Tax       Temporary        Tax
                                                 Difference    Effect      Difference      Effect
     --------------------------------------------------------------------------------------------
                                                                (in thousands)
     Merchandise inventories..................    $   868      $  339       $   809       $   299
     Property and equipment, net..............      1,131         441           410           152
     Accrued rent.............................      1,244         485         1,173           434
     Long-term debt...........................         --          --        19,384         7,172
     Other....................................      2,531         987         1,996           739
     Net operating loss carryforwards.........     11,296       4,405        17,883         6,617
     AMT credit carryforward..................        691         691           552           552
                                                  -----------------------------------------------
       Total deferred tax asset...............     17,761       7,348        42,207        15,965
                                                  -----------------------------------------------
     Layaway receivables......................         --          --           597           221
     Other liability..........................        192          75           142            53
                                                  -----------------------------------------------
       Total deferred tax liability...........       (192)        (75)         (739)         (274)
                                                  -----------------------------------------------
       Net deferred tax asset.................    $17,569      $7,273       $41,468       $15,691
                                                  ===============================================


                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                              21

                          Notes to Financial Statements
                                   (Continued)


     The net current and non-current components of deferred income taxes recognized in the balance sheets at January 31 are as follows (in thousands):

     ---------------------------------------------------------------------------
                                                                1997      1996
     ---------------------------------------------------------------------------

     Net current assets.....................................   $1,326    $   817
     Net non-current assets.................................    5,947     14,874
                                                               -----------------

                                                               $7,273    $15,691
                                                               =================


     Net operating loss carryforwards of $11,296,000 and $17,883,000 in the years ended January 31, 1997 and 1996, respectively, begin expiring in 2008. Section 382 of the Internal Revenue Code of 1986 limits the use of net operating losses and net operating loss carryforwards following an ownership change. The restrictions under Section 382, if applicable, would impose an annual limitation on the use of the net operating loss carryforwards in any taxable year ending after the ownership change. Such limitations do not apply to the year ended January 31, 1997. The AMT credit carryforwards at January 31, 1997 and 1996 of $691,000 and $552,000, respectively, have no expiration.

     Effective January 31, 1996, the Company reversed its valuation allowance and recognized a net deferred tax asset of $15,691,000. Realization of the asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforward and other deferred tax costs. Although realization is not assured, the Company believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carryforward period are reduced.

     The income tax expense (benefit) for the years ended January 31, consists of the following:

     ---------------------------------------------------------------------------
                                                   1997        1996         1995
     ---------------------------------------------------------------------------
                                                         (in thousands)
     Current expense...........................  $ 1,381     $     --      $  --
     Deferred tax expense (benefit)............    9,744      (14,924)        --
                                                 -------------------------------
     Total income tax expense (benefit)........  $11,125     $(14,924)     $  --
                                                 ===============================


     Of the $11,125,000 income tax expense charged in the year ended January 31, 1997, $4,695,000 has been charged to the income statement as an income tax expense and $6,430,000 has been charged against the extraordinary items. $1,326,000 has been credited to additional paid in capital, as it relates to the tax effect of the disqualifying dispositions of stock options.

     The provision for income taxes on income differs from the statutory tax expense computed by applying the federal corporate tax rate of 34% for the years ended January 31 as follows:

     -------------------------------------------------------------------------------------
                                                                1997      1996       1995
     -------------------------------------------------------------------------------------
                                                                      (in thousands)
     Taxes computed at statutory rate......................   $ 9,699   $    696   $   194
     Deferred tax asset valuation (benefit) allowance......        --    (15,104)      860
     ESOP tax benefit......................................        --       (602)   (1,083)
     Deferred state tax expense............................        --         47        18
     State tax expense, net of federal benefit.............     1,457         --        --
     Other.................................................       (31)        39        11
                                                              ----------------------------
     Total income tax expense (benefit)....................   $11,125   $(14,924)  $    --
                                                              ============================


                              MARKS BROS. JEWELERS
                                   EST. 1895
22

--------------------------------------------------------------------------------
12   Common Stock

     Following are the number of shares issued for each of the Company's classes of common stock as of January 31:

     ---------------------------------------------------------------------------------------------------------------
                                                                   Class B          Class C             Class D
                                              Common            Common Stock      Common Stock       Common Stock
                                         (Par Value $.001)   (Par Value $1.00) (Par Value $.001)   (Par Value $.001)
     ---------------------------------------------------------------------------------------------------------------
     Balance at January 31, 1994.......      3,450,411             29,567             39,370                --
     Balance at January 31, 1995.......      3,450,411             29,567             39,370                --
                                            ------------------------------------------------------------------------
     Issuance of Stock Awards..........        506,147                 --                 --                --
                                            ------------------------------------------------------------------------
     Balance at January 31, 1996.......      3,956,558             29,567             39,370                --
                                            ------------------------------------------------------------------------
     Exercise of Warrants..............        177,887                 --                 --                --
     Conversion of Class C Shares
       to Common.......................      1,394,521                 --            (39,370)               --
     Conversion of Class B Shares
       to Common.......................        918,270            (25,915)                --                --
     Cancellation of Shares Received
       from ESOP.......................        (74,384)                --                 --                --
     Cancellation of Treasury Shares...     (1,396,785)            (3,551)                --                --
     Initial Offering..................      3,269,500                 --                 --                --
     Secondary Offering................      1,265,000                 --                 --                --
     Exercise of Options...............        550,592                 --                 --                --
                                            ------------------------------------------------------------------------
     Balance at January 31, 1997.......     10,061,159                101                 --                --
                                            ========================================================================

     The Company declared a stock split of approximately 35.4 to 1 on April 1, 1996, and the financial statements have been revised to give effect for this split.

     Each share of Class B common stock and Class D common stock are convertible into common stock on a 35.4 for 1 basis.

     The Class C common stock has been converted on a 35.4 for 1 basis to common stock.

     Each share of common stock is entitled to one vote and each share of Class B common stock is entitled to the number of votes equal to the number of shares of common stock into which it is convertible.


--------------------------------------------------------------------------------
13   Employee Stock Ownership Plan

     In 1988, the Company established an Employee Stock Ownership Plan, which is a noncontributory plan established to acquire shares of the Company's Class B Common Stock for the benefit, effectively, of all employees.

     In conjunction with completion of the IPO and the Recapitalization, the Company restructured its Employee Stock Ownership Plan ("ESOP"). The Company canceled the remaining unamortized portion of the ESOP debt owed to the Company. In settlement of the debt, the trustee transferred to the Company 8,206 shares of Class B common stock held in suspense by the ESOP. The Company transferred to the ESOP 216,263 shares of common stock in exchange for the ESOP's cancellation of the accumulated dividend preference and other preferences associated with the Class B common stock. The ESOP also exchanged the 17,719 shares of allocated Class B stock for 627,624 shares of common stock of the Company. The restructuring resulted in an elimination of the deferred ESOP compensation equity account.


                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                              23

                          Notes to Financial Statements
                                   (Continued)


     During the years ended January 31, 1997, 1996 and 1995, the Company recognized compensation expense of $0, $590,000 and $547,000, respectively, based on the estimated fair value of shares committed to be released for the years then ended. The excess of the cost of the ESOP shares allocated to participants over the estimated fair value of $4,310,000 and $4,116,000 during the years ended January 31, 1996 and 1995, respectively, has been recorded as a reduction of additional paid-in capital. As of January 31, 1997, all remaining shares have been released to participants.

     In the event of death, disability or retirement, a participant (or beneficiary) in the ESOP may receive his account balance as soon as practicable. If the participant terminates employment with the Company for any other reason, he may choose to receive his account after the last day of the fifth year following his termination date. During the years ended January 31, 1996 and 1995, the Company repurchased shares from the ESOP participants at a total purchase price of approximately $63,000 and $37,000, respectively. As long as the Company's stock is publicly traded, the Company is not required to repurchase shares from ESOP participants.


--------------------------------------------------------------------------------
14   Commitments

     The Company leases office facilities and all retail stores, generally under noncancelable agreements for periods ranging from 7 to 13 years. Most leases require the payment of taxes, insurance and maintenance costs.

     Future minimum rentals under noncancelable operating leases as of January 31, 1997 are as follows:

     ---------------------------------------------------------------------------
     Year Ending January 31                                           Amount
     ---------------------------------------------------------------------------
                                                                  (in thousands)
     1998......................................................      $10,117
     1999......................................................        9,275
     2000......................................................        8,307
     2001......................................................        7,763
     2002......................................................        7,377
     Thereafter................................................       25,236
                                                                     -------
                                                                     $68,075
                                                                     =======

     Total rental expense for all operating leases is as follows, for the years ended January 31:

     ---------------------------------------------------------------------------
                                                        1997      1996     1995
     ---------------------------------------------------------------------------
                                                             (in thousands)
      Rental expense:
        Minimum....................................    $ 8,947   $8,044   $6,951
        Rentals based on sales.....................      1,523    1,135      760
                                                       -------------------------
                                                       $10,470   $9,179   $7,711
                                                       =========================


--------------------------------------------------------------------------------
15   Related Party Transactions

     The Company purchased $57,000, $80,000 and $161,000 of inventory from MBM Company, Inc., an entity affiliated with two of the Company's directors, during the years ended January 31, 1997, 1996 and 1995, respectively.


                              MARKS BROS. JEWELERS
                                   EST. 1895
24

     Certain members of senior management are active investors in a business that operates retail snack food stores. This related entity reimburses the Company a set amount each month for certain incidental expenses including postage, delivery, telephone and other administrative expenses. Such amounts were approximately $4,000 during each of the years ended January 31, 1997, 1996 and 1995, respectively.


--------------------------------------------------------------------------------
16   Stock Plans

     On September 28, 1995, the Company authorized the equivalent of 693,098 options under the Incentive Stock Option Plan (the "1995 Plan") to be granted to certain members of the Company's management. Options for the equivalent of 688,228 shares were issued at exercise prices ranging from $0.90 to $0.99 per share. These prices are greater than or equal to the fair market value at the date of grant, as determined by an independent third party valuation. The options allow the holders to purchase common stock within a period ranging from five years to five years and eight months, at a fixed price. No expense was recorded in connection with these options.

     On September 28, 1995, the Company granted the equivalent of 506,148 shares of Restricted Stock to certain members of the Company's management. During 1995, the Company recognized $461,000 in compensation expense relating to the issuance of these shares. This amount represents the fair market value of the shares at the grant date, as determined by an independent third party valuation.

     In April, 1996, the Company approved the 1996 Long-Term Incentive Plan (the "1996 Plan"). Under the 1996 Plan, the Company may grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options. In addition, the Company may grant stock appreciation rights, bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of the performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 771,189 shares of Common Stock have been reserved for issuance under the 1996 Plan. No grants may be made under the 1996 Plan after ten years after its effective date. For the year ended January 31, 1997, options for 761,716 shares were granted with exercise prices ranging from $9.38 to $27.00 per share.

     The 1996 Plan includes vesting requirements related to the participants' termination of employment with the Company. Options and shares granted under the plans are subject to forfeiture based on, among other things, the nature and timing of the termination of employment. Options expire ten years after date of grant.

     During the year ended January 31, 1997, the Company canceled and reissued 57,176 options that had been granted earlier in the year. These options were granted at various dates at current market prices ranging from $14.00 to $27.00 per share, with a weighted-average exercise price of $19.57. These options were reissued at terms equal to the originally issued options with reduced exercise prices ranging from $10.13 to $10.75 per share, and a weighed-average exercise price of $10.53 per share. The reissued options were issued at exercise prices equal to the current market price of the Company's stock at the date of reissuance. No options which had been granted to executive officers were reissued.


                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                              25

                          Notes to Financial Statements
                                   (Continued)


     Option activity for the years ended January 31, 1996 and 1997 was as follows:

     ---------------------------------------------------------------------------
                                                      Weighted-
                                                       Average
                                                       Exercise        Options
                                           Shares        Price       Exercisable
     ---------------------------------------------------------------------------
     Balance at January 31, 1995 ..             --      $     --            --
     Options granted ..............        688,228          0.94       688,228
     Options exercised ............             --            --            --
     Options forfeited ............         (7,758)         0.90        (7,758)
                                          ------------------------------------
     Balance at January 31, 1996 ..        680,470          0.94       680,470
                                          --------------------------------------
     Options granted ..............        761,716         14.30            --
     Options exercised ............       (550,602)         0.95      (550,602)
                                          --------------------------------------
     Balance at January 31, 1997 ..        891,584      $  11.78       129,868
                                          ======================================

     For the years ended January 31, 1997 and 1996, respectively, the weighted-average fair value of 761,716 and 335,247 options at the date of grant with an exercise price equal to market price was $7.65 and $0.27 per share. For the year ended January 31, 1996, the weighted-average fair value of 352,971 options at the date of grant with an exercise price equal to 110% of market price was $0.16 per share. No options were granted with an exercise price below market price.

     The following table summarizes the status of outstanding stock options as of January 31, 1997:

     --------------------------------------------------------------------------------------------------------
                                        Options Outstanding                         Options Exercisable
     --------------------------------------------------------------------------------------------------------
                           Number of         Remaining         Weighted-         Number of        Weighted-
         Range of           Options      Contractual Life       Average           Options          Average
      Exercise Prices     Outstanding       (in years)      Exercise Price      Exercisable    Exercise Price
     --------------------------------------------------------------------------------------------------------

      $ 0.90   $ 0.99       129,868            4.3             $ 0.92             129,868          $0.92
        9.00    11.00        77,176            9.6              10.35                  --             --
       14.00    14.00       684,540            9.3              14.00                  --             --
     -------------------------------------------------------------------------------------------------------

      $ 0.90   $14.00       891,584            8.6             $11.78             129,868          $0.92
     =======================================================================================================

     Had the Company elected to apply the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123) regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted during the years ended January 31, 1997 and 1996, reported net income and earnings per share would have been reduced as follows:

     ---------------------------------------------------------------------------
                                                        1997          1996
     ---------------------------------------------------------------------------
                                                     (in 000's except per share)
     Net income, as reported........................   $17,400       $16,972
     Pro forma net income...........................    16,495        16,888
     Earnings per share, as reported................      2.05          3.16
     Pro forma earnings per share...................      1.94          3.14

     For purposes of the SFAS 123 pro forma net income and earnings per share calculation, the fair value of each option granted under the 1995 Plan is estimated as of the date of grant using the Minimum Value method, using a weighted-average assumption of 6.1% risk-free interest rate and 5.5 year option life. The fair value of each option granted under the 1996 Plan is estimated as of the date of grant using the Black-Scholes option-pricing model, utilizing weighted-average assumptions of 6.7% risk-free interest rate, a zero dividend yield, a 6 year option life, and a 45% stock price volatility.


                              MARKS BROS. JEWELERS
                                   EST. 1895
26

--------------------------------------------------------------------------------
17   Subsequent Events

     Effective March 17, 1997, the Company and its bank group amended the Credit Agreement to provide for a total facility of $60.0 million through April 30, 2001. Interest rates and the commitment fee charged on the unused facility float in a grid based upon the Company's quarterly financial performance.

     On February 24, 1997, the Board of Directors approved the 1997 Long-Term Incentive Plan (the "1997 Plan") which provides stock based compensation for the benefit of its directors and employees. Under the 1997 Plan, the Company may grant incentive stock options, stock appreciation rights, bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. A total of 400,000 shares of Common Stock have been reserved for issuance under the 1997 Plan.

     In the case of options granted under the 1997 Plan, the purchase price of shares of Common Stock will be determined by the Compensation Committee at the time of grant, but may not be less than 100% of the fair market value of such shares of Common Stock on the date of grant.


--------------------------------------------------------------------------------
18   Unaudited Quarterly Results

     The Company's results of operations fluctuate on a quarterly basis.

     The following table sets forth summary unaudited financial information of the Company for each quarter in fiscal 1996 and fiscal 1995. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this annual report and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto.

                                                                 1996 Quarters Ended
-----------------------------------------------------------------------------------------------------
                                                           Apr. 30,   July 31,  Oct. 31,   Jan. 31,
                                                             1996       1996      1996      1997
-----------------------------------------------------------------------------------------------------
                                                         (in thousands, except for per share amounts)
     Net Sales...........................................   $29,560   $34,906    $32,573   $58,435
     Gross profit........................................    11,626    14,214     13,064    25,436
     Income from operations..............................     1,608     3,847      2,310    11,266
     Income (loss) before extraordinary item.............      (858)    1,406        457     6,338
     Net income (loss)...................................      (858)   12,570(1)     457     5,231(1)
     Earnings per share:
       Income (loss) before extraordinary item...........   $ (0.17)   $ 0.16     $ 0.05    $ 0.51

                                                                      1995 Quarters Ended
-----------------------------------------------------------------------------------------------------
                                                           Apr. 30,   July 31,  Oct. 31,    Jan. 31,
                                                             1995       1995      1995       1996
-----------------------------------------------------------------------------------------------------
                                                         (in thousands, except for per share amounts)
     Net Sales...........................................   $23,676   $28,398    $27,688   $51,260
     Gross profit........................................     8,880    11,235     10,724    22,461
     Income from operations..............................       854     2,803      1,800     9,956
     Net income (loss)...................................    (2,232)     (423)    (2,048)   21,675
     Earnings per share:
       Income (loss).....................................   $ (0.49)  $ (0.09)   $ (0.43)  $  3.80(2)

     (1) Reflects extraordinary gain on extinguishment of debt in the second quarter of fiscal 1996 and extraordinary loss on extinguishment of debt in the fourth quarter of fiscal 1996 (see Note 9, Extraordinary Items).

     (2) Income tax benefit reflects reversal of the Company's deferred tax valuation allowances and corresponding reduction of a deferred tax asset (see Note 11, Income Taxes).


                              MARKS BROS. JEWELERS
                                   EST. 1895
                                                                              27

                        Report of Independent Accountants


To the Board of Directors of
Marks Bros. Jewelers, Inc.

We have audited the accompanying balance sheets of Marks Bros. Jewelers, Inc. (the "Company") as of January 31, 1997 and 1996, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marks Bros. Jewelers, Inc. as of January 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.




Chicago, Illinois
March 17, 1997


                    Market for the Registrant's Common Equity
                         and Related Stockholder Matters

The Company's common stock began trading on the NASDAQ National Market System under the symbol MBJI on May 2, 1996. At April 22, 1997, there were approximately 170 registered shareholders.

                                                                High       Low
-------------------------------------------------------------------------------

Second Quarter (commencing May 2, 1996).....................   $24.75    $20.00

Third Quarter...............................................    28.25     20.00

Fourth Quarter..............................................    23.75      8.00
                                                               ----------------

The Company has not declared any dividends in 1995 and intends to retain its earnings to finance future growth. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends, if any, is subject to the discretion of the Board of Directors of the Company and to certain limitations under the General Corporation Law of the State of Delaware. In addition, the Company's Credit Agreement and Senior Subordinated Notes Indenture contain restrictions on the Company's ability to pay dividends. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

================================================================================

                              Corporate Information


Board of Directors

Hugh M. Patinkin
Chairman of the Board,
Chief Executive Officer,
President

John R. Desjardins
Executive Vice President--
Finance and Administration,
Treasurer, Secretary

Matthew M. Patinkin
Executive Vice President--
Store Operations

Rodney Goldstein(1,2)
Frontenac Company

Daniel H. Levy(1)

Norman Patinkin(1,2)
Winfield Marketing

Jack A. Smith(2)
The Sports Authority

1-Audit Committee
2-Compensation Committee



Corporate Officers

Hugh M. Patinkin
Chairman of the Board,
Chief Executive Officer,
President

John R. Desjardins
Executive Vice President--
Finance and Administration,
Treasurer, Secretary

Matthew M. Patinkin
Executive Vice President--Store Operations

Lynn Eisenheim
Executive Vice President--Merchandising




Independent Auditors
Coopers &Lybrand, LLP
203 North LaSalle Street
Chicago, IL 60601


Transfer Agent
Boston EquiServe
150 Royall Street
Canton, MA 02021


Corporate Headquarters
155 North Wacker Drive
Chicago, IL 60606


Annual Meeting
The Annual Meeting of Stockholders will be held June 5, 1997 at 10:00 am.



General Counsel
Sidley & Austin
One First National Plaza
Chicago, IL 60603


Stockholder Inquiries
John R. Desjardins
Executive Vice President--
Finance and Administration
312-782-6800, extension 151


Common Stock Listing
Shares of common stock of Marks Bros.
Jewelers, Inc. are listed and traded on the NASDAQ National Market System (MBJI).

Designed by Curran & Connors, Inc.



                              MARKS BROS. JEWELERS
                                   EST. 1895