Form 10-K, Exhibit 13
period 1998-01-31
MARKS BROS JEWELERS INC
filed 1998-04-28
CIK 868984

                         Marks Bros. Jewelers, Inc.
-------------------------------------------------------------------------------

              SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth certain financial and operating data of the Company. The selected statement of operations data and balance sheet data as of and for the fiscal year ended January 31, 1998 (fiscal 1997) and each of the four prior fiscal years, are derived from audited financial statements of the Company. The selected financial information set forth below should be read in conjunction with"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited financial statements appearing elsewhere herein.


(in thousands, except per share and selected operating data)  FISCAL 1997   Fiscal 1996  Fiscal 1995   Fiscal 1994  Fiscal 1993
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net sales                                                      $  188,898      $155,474     $131,022      $106,683    $  91,106
Cost of sales (including buying and
 occupancy expenses)                                              110,873        91,134       77,722        64,223       54,511
----------------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                    78,025        64,340       53,300        42,460       36,595
Selling, general and administrative expenses                       55,809        45,309       37,887        30,748       28,340
----------------------------------------------------------------------------------------------------------------------------------
   Income from operations                                          22,216        19,031       15,413        11,712        8,255
Interest expense                                                    3,806         6,993       12,314        10,594        8,920
Stock award expense                                                    --            --          461            --           --
ESOP compensation expense                                              --            --          590           547          511
----------------------------------------------------------------------------------------------------------------------------------
   Income (loss) from continuing operations
    before income taxes                                            18,410        12,038        2,048           571       (1,176)
Income tax expense (benefit)(1)                                     7,180         4,695      (14,924)           --           --
----------------------------------------------------------------------------------------------------------------------------------
   Income (loss) from continuing operations                        11,230         7,343       16,972           571       (1,176)
Gain on disposal of discontinued operations(2)                         --            --           --            --        2,700
----------------------------------------------------------------------------------------------------------------------------------
   Net income before cumulative effect of
    accounting change for ESOP and
    extraordinary gain                                             11,230         7,343       16,972           571        1,524
Cumulative effect of accounting change for ESOP(3)                     --            --           --            --       (8,526)
Extraordinary item, net(4)                                         (1,035)       10,057           --            --           --
----------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                           $   10,195      $ 17,400     $ 16,972      $    571    $  (7,002)
==================================================================================================================================
EARNINGS PER SHARE:
   Net income from continuing operations                       $     1.10      $   0.89     $   3.49      $   0.11           --
SELECTED OPERATING DATA:
   Stores open at end of period                                       191           164          146           131          122
   Average net sales per store(5)                              $1,045,000      $990,000     $936,000      $836,000    $ 791,000
   Average net sales per gross square foot(6)                  $    1,325      $  1,247     $  1,187      $  1,068    $   1,013
   Average merchandise sale                                    $      273      $    255     $    245      $    229    $     210
   Comparable store sales increase (decrease)(7)                      4.8%          7.9%        11.0%          7.6%        (0.5)%
BALANCE SHEET DATA (AT END OF PERIOD):
   Working capital                                             $   34,967      $ 25,824     $ 21,512      $ 20,460    $  20,079
   Total assets                                                   118,003        93,533       87,403        61,512       51,677
   Total debt                                                      28,907        21,267      107,891       110,806      105,953
   Stockholders' equity (deficit)                                  47,803        37,507      (47,858)      (66,578)     (67,659)



(1) Income tax benefit in the year ended January 31, 1996 (fiscal 1995) resulted from the reversal of the Company's deferred tax valuation allowance and corresponding recognition of a deferred tax asset (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Fiscal 1996 Compared to Fiscal 1995").
(2) The Company sold its direct marketing division as of January 31, 1992. In connection with this disposition, the Company recorded a $2.7 million gain on the sale of the discontinued operations in the year ended
    January 31, 1994 (fiscal 1993) upon its receipt of deferred proceeds from the sale.
(3) Reflects a charge for the cumulative effect of the Company's change in accounting in the amount of $8.5 million to adopt AICPA SOP 93-6 for the recognition of compensation expense on shares allocated to the ESOP.
(4) Reflects net extraordinary gain (loss) in connection with the extinguishment of debt (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Background" and Note 10 of Notes to Financial Statements).
(5) Average net sales per store represents the total net sales for stores open for a full fiscal year divided by the total number of such stores.
(6) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total square feet of such stores.
(7) A store becomes comparable after it has been open for 12 full months.

                          Marks Bros. Jewelers, Inc.
-------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements, including the notes thereto.

BACKGROUND
The Company is a leading, national specialty retailer of fine jewelry operating 191 stores in 24 states as of January 31, 1998. The Company's sales and income from operations have increased consistently since fiscal 1992 to $188.9 million and $22.2 million, respectively, in fiscal 1997. During that same period, the number of Company stores grew to 191 from 111, and the Company's average annual store sales increased to $1,045,000 from $784,000.
     To strengthen its capital structure and provide greater financial flexibility for new store openings, in May 1996, the Company completed an initial public offering (the "IPO") and a concurrent restructuring of outstanding indebtedness (the "Recapitalization") which substantially reduced the Company's indebtedness and ongoing interest expense. In November 1996, the Company completed a follow on equity offering (the "Offering") which further strengthened the Company's capital structure, reduced indebtedness and accelerated the pace of new store openings. The Recapitalization resulted in a one-time extraordinary gain on early extinguishment of debt in the amount of $18.3 million ($11.2 million net of tax) in the second quarter of fiscal 1996. In connection with the reduction of indebtedness from the application of the proceeds of the Offering, the Company incurred an extraordinary charge of approximately $1.8 million ($1.1 million net of tax) in the fourth quarter of fiscal 1996. In the fourth quarter of fiscal 1997, the Company completed a debt tender offering (the "Tender Offer") in which the Company purchased for cash $9.9 million of its outstanding 12.15% Series C Senior Subordinated Notes due 2004. In connection with the reduction of indebtedness resulting from the Tender Offer, the Company incurred an extraordinary charge of $1.7 million ($1.0 million net of tax) in the fourth quarter of fiscal 1997.
     The growth of the Company's net sales and earnings will depend to a significant degree on the Company's ability to successfully expand its operations through the opening of new stores. The Company plans to open a total of 35 stores in calendar 1998, and a similar number of stores in 1999.
     In fiscal 1997, the Company significantly increased its use of marketing programs to increase sales and expects to continue to increase selling, general and administrative expenses in the near term in connection with this process. The Company is increasing its inventory in connection with its merchandising programs and, in particular, in connection with its expanded offerings of higher priced merchandise in a number of its stores.
     A variety of factors affect the sales results for the Company's stores, including economic conditions, the retail sales environment, the availability and cost of credit from third party credit providers, the results of the Company's merchandising and marketing strategies, and the Company's ability to otherwise execute its business strategy. The Company experienced a 4.8% comparable store sales increase in fiscal 1997. There can be no assurance that the Company will achieve comparable store sales increases in future reporting periods.
     The Company's business is highly seasonal, with a significant portion of its sales and most of its income generated during the fourth fiscal quarter ending January 31. The Company has historically experienced lower net sales in each of its first three fiscal quarters and expects this trend to continue. Historically, the Company has experienced net losses in one or more of its first three fiscal quarters (see Note 20 of Notes to Financial Statements for unaudited quarterly results). The Company's quarterly and annual results of operations may fluctuate significantly as a result of factors including the timing of new store openings; net sales contributed by new stores; increases or decreases in comparable store sales; timing of certain holidays; changes in the Company's merchandise, marketing, or credit programs; general economic, industry and weather conditions that affect consumer spending; and pricing, merchandising, marketing, credit and other programs of competitors.

                          Marks Bros. Jewelers, Inc.
-------------------------------------------------------------------------------

RESULTS OF OPERATIONS
The following table sets forth for the periods indicated certain information derived from the statements of operations of the Company expressed as a percentage of net sales for such periods.


Percentage of Net Sales                                  FISCAL 1997  Fiscal 1996  Fiscal 1995
----------------------------------------------------------------------------------------------
Net sales                                                     100.0%       100.0%       100.0%
Cost of sales (including buying and occupancy expenses)        58.7         58.6         59.3
----------------------------------------------------------------------------------------------
Gross profit                                                   41.3         41.4         40.7
Selling, general and administrative expenses                   29.5         29.2         28.9
----------------------------------------------------------------------------------------------
Income from operations                                         11.8         12.2         11.8
Interest expense                                                2.0          4.5          9.4
Stock award expense                                              --           --          0.4
ESOP compensation expense                                        --           --          0.4
----------------------------------------------------------------------------------------------
Income before income taxes                                      9.8          7.7          1.6
Income tax expense (benefit)                                    3.8          3.0        (11.4)
----------------------------------------------------------------------------------------------
Income before extraordinary item                                6.0          4.7         13.0
Extraordinary item, net                                        (0.6)         6.5           --
----------------------------------------------------------------------------------------------
Net income                                                      5.4%        11.2%        13.0%
==============================================================================================


FISCAL 1997 COMPARED TO FISCAL 1996
Net sales increased $33.4 million, or 21.5%, to $188.9 million in fiscal 1997 from $155.5 million in fiscal 1996. Comparable store sales increased $7.3 million, or 4.8%, in fiscal 1997. Sales from new stores contributed $26.9 million to the overall increase in net sales. Increases in layaway balances contributed a higher sales increase of $0.4 million compared to the prior fiscal year. These increases were partially offset by lower sales of $1.1 million related to store closings, together with stores closed for remodeling for limited periods. The average number of units sold per store decreased by approximately 1.5% from fiscal 1996 on a comparable store basis, while the average price per merchandise sale increased by 7.1% to $273 in fiscal 1997 from $255 in fiscal 1996. Comparable store sales increased in large part due to increased advertising and promotional initiatives including certain private label non-recourse credit programs, expanded assortments of upscale merchandise and improvements in the quality of the Company's personnel, as well as a solid retail environment for most of the year. These increases were offset by higher returns as a result of the implementation of a more liberal customer return policy during fiscal 1997. The Company opened 30 new stores and closed three stores during fiscal 1997, increasing the number of stores operated to 191 as of January 31, 1998 from 164 as of January 31, 1997.
     Gross profit increased $13.7 million, or 21.3%, to $78.0 million in fiscal 1997 from $64.3 million in fiscal 1996. As a percentage of net sales, gross margin decreased slightly to 41.3% in fiscal 1997 from 41.4% in fiscal 1996. This decrease was due primarily to a shift in product mix to somewhat lower margin jewelry items. Occupancy, distribution and buying costs decreased as a percentage of net sales, due to economies of scale achieved through the Company's larger store base and increased net sales.
     Selling, general and administrative expenses increased $10.5 million, or 23.2%, to $55.8 million in fiscal 1997 from $45.3 million in fiscal 1996. As a percentage of net sales, selling, general and administrative expenses increased to 29.5% in fiscal 1997 from 29.1% in fiscal 1996. The dollar increase related primarily to higher advertising expenses ($2.3 million), higher payroll expenses ($6.2 million) and higher credit expenses ($0.7 million). Selling, general and administrative expenses attributable to the 30 stores opened in fiscal 1997 and 20 stores opened in fiscal 1996 accounted for $7.9 million of the total increase in selling, general and administrative expenses. Advertising expenses increased in fiscal 1997, as compared to fiscal 1996, due to an expansion of the Company's marketing programs, including the addition of radio advertising during the Christmas holiday season. Payroll costs increased in fiscal 1997, as compared to fiscal 1996 primarily due to additions to the management team and an increase in the number of field-based supervisors, as well as a continuing effort to upgrade the quality of store managers and an increase in incentive compensation paid to store-based personnel. Private label non-recourse credit sales as a percentage of net sales decreased to 38.0% in fiscal 1997 from 40.1% in fiscal 1996 primarily as a result of the discontinuation of the first-time buyers program in December 1996, which represented 4.2% of sales in fiscal 1996. While private label non-recourse credit sales as a percentage of total sales decreased, private label non-recourse credit sales excluding first-time buyers increased to 38.0% in fiscal 1997 from 36.0% in the previous year. In fiscal 1997, the Company used a one-year no-interest credit program which resulted in increased private label credit sales. These private label non-recourse credit sales carry higher discount rates than bankcard sales. The usage of private label non-recourse credit contributed to an increase in the average price per merchandise sale and higher sales.

                          Marks Bros. Jewelers, Inc.
-------------------------------------------------------------------------------

     As a result of the factors discussed above, income from operations increased 16.7%, to $22.2 million in fiscal 1997 from $19.0 million in fiscal 1996. As a percentage of net sales, income from operations decreased to 11.8% in fiscal 1997 from 12.2% in fiscal 1996.
     Interest expense decreased $3.2 million, or 45.6%, to $3.8 million in fiscal 1997 from $7.0 million in fiscal 1996. As a percentage of net sales, interest expense decreased to 2.0% in fiscal 1997 from 4.5% in fiscal 1996. The dollar decrease in interest expense was due primarily to lower average indebtedness and lower interest rates.

FISCAL 1996 COMPARED TO FISCAL 1995
Net sales increased $24.5 million, or 18.7%, to $155.5 million in fiscal 1996 from $131.0 million in fiscal 1995. Comparable store sales increased $10.1 million, or 7.9%, during fiscal 1996. Sales from new stores contributed $14.9 million to the overall sales increase while sales from layaways increased sales by $0.5 million. These sales increases were partially offset by a decrease in sales of $1.0 million related to the closing of two stores. The average number of units sold on a comparable store basis increased by approximately 4.0% in fiscal 1996, while the average price per merchandise sale increased to $255 in fiscal 1996 from $245 in fiscal 1995. Comparable store sales increased in part due to the implementation of certain return/exchange policies, increased use of private label non-recourse credit, increased inventory levels, and on-going improvements in the quality of the Company's sales force, as well as a solid retail environment for most of the year. The Company opened 20 new stores and closed 2 stores during fiscal 1996, increasing the number of stores operated to 164 as of January 31, 1997 compared to 146 as of January 31, 1996.
     Gross profit increased $11.0 million to $64.3 million in fiscal 1996. As a percentage of net sales, gross profit increased to 41.4% in fiscal 1996 from 40.7% in fiscal 1995, primarily due to the leveraging of certain buying and occupancy costs over the Company's higher sales.
     Selling, general and administrative expenses increased $7.4 million, or 19.6%, to $45.3 million in fiscal 1996 from $37.9 million in fiscal 1995. As a percentage of net sales, selling, general and administrative expenses increased to 29.2% in fiscal 1996 from 28.9% in fiscal 1995. The dollar increase related primarily to higher payroll expenses ($4.5 million), higher credit expenses ($1.2 million), and higher other store expenses ($1.0 million). Selling, general and administrative expenses attributable to the opening of 20 new stores in fiscal 1996 and 15 in fiscal 1995 account for $4.3 million of the increase. Comparable store payroll costs increased 8.6% in fiscal 1996, as compared to fiscal 1995, primarily due to an effort to upgrade the quality of the sales force and increase incentive-based compensation paid to store personnel. Private label non-recourse credit sales as a percentage of net sales increased to 40.1% in fiscal 1996 from 36.9% in fiscal 1995. These private label non-recourse credit sales carry higher discount rates than bankcard sales, which resulted in higher credit expenses. The first-time buyers program as a percentage of net sales increased to 4.2% in fiscal 1996 from 1.9% in fiscal 1995. The first-time buyers program was discontinued in December 1996.
     As a result of the factors discussed above, income from operations increased 23.5% to $19.0 million in fiscal 1996 from $15.4 million in fiscal 1995. As a percentage of net sales, income from operations increased to 12.2% in fiscal 1996 from 11.8% in fiscal 1995.
     Interest expense decreased $5.3 million to $7.0 million in fiscal 1996 from $12.3 million in fiscal 1995. This resulted from lower outstanding debt balances and lower average interest rates on revolver and term borrowings resulting primarily from the IPO, Recapitalization and Offering.
     No ESOP compensation expense was recorded in fiscal 1996. ESOP compensation expense recorded in fiscal 1995 was $0.6 million. Also, in fiscal 1995, the Company recognized a $0.5 million expense relating to restricted stock awards.
     An income tax expense of $11.1 million was recorded in fiscal 1996 ($4.7 million has been charged to income tax expense and $6.4 million has been charged against the extraordinary item) reflecting an effective annual tax rate of 39%. A one-time income tax benefit of $14.9 million was recorded in fiscal 1995. The one-time recognition of the deferred tax benefit resulted from a reduction in the valuation allowance relating to the Company's expectation that future taxable income would be at least $41.5 million prior to the expiration of the deferred tax assets. The deferred tax asset principally relates to the Company's net operating loss carryforwards and a temporary difference arising from the recognition of interest expenses and fees on the outstanding debt as of January 31, 1996. At February 1, 1997 and 1996, respectively, the Company had available net operating loss tax carryforwards in the amount of $11.3 million and $17.9 million, which begin expiring in 2008. While these carryforwards are expected to reduce future income tax payments, the benefits of such carryforwards have already been recognized in the Company's balance sheets and results of operations for fiscal 1995.

                          Marks Bros. Jewelers, Inc.
-------------------------------------------------------------------------------

     An extraordinary gain on the extinguishment of debt was recorded for $10.1 million ($6.4 million net of taxes). This included debt discounts on senior accreting loans of $0.6 million, zero coupon loans of $4.0 million and subordinated debt of $13.7 million offset by prepayment premiums on subordinated debt of $1.0 million and the write-off of deferred financing costs of $0.8 million.
     Net income increased to $17.4 million in fiscal 1996 from $17.0 million in fiscal 1995 as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES
Over the last three fiscal years, the Company's on-going capital requirements have been to fund increases in inventory at existing stores and to fund capital expenditures and working capital (primarily inventory) associated with the Company's new stores. During the same period, the Company's primary sources of liquidity have been cash flow from operations, increased trade support and bank borrowings under the Company's revolver.
     The Company's cash flow from operating activities increased to a positive cash flow of $0.4 million in fiscal 1997 from a cash flow shortfall of $3.6 million in fiscal 1996. Higher income from operations together with increases in accounts payable ($1.8 million), accrued expenses ($2.7 million) and deferred income tax ($4.2 million) were partially offset by increases in merchandise inventories ($20.6 million) and accounts receivable ($1.2 million). Cash used in investing activities included the funding of capital expenditures ($10.5 million), related primarily to the opening of 30 new stores in fiscal 1997. Cash generated from financing activities included (i) proceeds from the term loan ($11.4 million), (ii) an increase in revolver borrowings under the current revolving credit facility ($6.1 million), (iii) proceeds from the exercise of stock options ($0.1 million), and (iv) an increase in the net amount of outstanding checks ($2.4 million). The Company utilized cash in fiscal 1997 primarily to repurchase subordinated debt ($9.9 million) and to pay associated costs ($1.0 million, net of tax). Stockholders' equity increased to $47.8 million at January 31, 1998 from $37.5 million at January 31, 1997.
     The Company's cash flow from operating activities decreased from a positive cash flow of $9.6 million in fiscal 1995 to a cash flow shortfall of $3.6 million in fiscal 1996. Higher income from operations together with increases in accounts payable ($5.7 million) and accrued expenses ($3.9 million) were more than offset by increases in merchandise inventories ($24.4 million) (before the effects of the Company's gold consignment facility) and deferred financing costs ($2.5 million). Cash used in investing activities included the funding of capital expenditures ($7.0 million), related primarily to the opening of 20 new stores in fiscal 1996. Cash generated from financing activities included (i) proceeds from the IPO and the Offering ($66.1 million), (ii) proceeds from a term loan ($15.0 million), (iii) proceeds from the gold consignment facility ($15.3 million), (iv) proceeds from subordinated debt ($20.0 million), (v) an increase in revolver borrowings under the current revolving credit facility ($10.7 million), and (vi) proceeds from the exercise of stock options ($0.5 million), less a $0.7 million decrease in the net amount of outstanding checks. The Company utilized cash in fiscal 1996 primarily to (i) repay outstanding bank borrowings on revolving loans under the previous credit facility ($2.1 million), (ii) repay the Company's term loans ($41.6 million),
(iii) repay senior accreting loans ($50.5 million), (iv) repay revolving zero coupon notes ($2.0 million), and (v) repay or repurchase subordinated debt ($20.1 million). Primarily as a result of the financing transactions described above, stockholders' equity increased from a deficit of ($47.9) million at January 31, 1996 to $37.5 million at January 31, 1997.
     At February 1, 1998, the Company had net operating loss tax carryforwards in the amount of $2.2 million, which will reduce cash payments for income taxes in future periods but which have already been recognized for financial reporting purposes. The timing of the use of some portion of these carryforwards is expected to be deferred under Section 382 of the Internal Revenue Code.
     The Company has a $40.0 million revolving credit facility, a $12.0 million term loan facility, and a $20.0 million gold consignment facility through April 30, 2001. Interest rates and commitment fees charged on the unused facility float in a grid based on the Company's quarterly performance. Since these interest rates are determined by reference to Eurodollar or prime rates, changes in market interest rates can materially affect the Company's interest expense. Borrowings under the revolver are limited to a borrowing base determined based on levels of inventory and accounts receivable. The peak outstanding borrowing under the Company's revolver during fiscal 1997 and 1996 was $32.5 million and $19.0 million, respectively. The unused facility was $23.2 million as of January 31, 1998.
     The Company has a gold consignment facility with a lending institution pursuant to which the Company accepts as consignee, and is responsible to return at some future date a fixed number of ounces of gold. The periodic charges paid by the Company are computed based on a percentage of the value of the gold consigned. Therefore, an increase in the price of gold could substantially increase

                          Marks Bros. Jewelers, Inc.
-------------------------------------------------------------------------------

the annual costs to the Company of the gold consignment and the eventual cost to the Company upon the termination of this arrangement. During fiscal 1996, the Company sold and simultaneously consigned 39,000 troy ounces of gold for $15.3 million.
     A substantial portion of the merchandise sold by the Company is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing the Company's direct capital investment in inventory. The peak consigned inventories from merchandise vendors was $32.5 million and $17.4 million during fiscal 1997 and 1996, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, the financial condition of the Company and a number of economic or competitive conditions in the jewelry business or the economy generally. Any change in these relationships could have a material adverse effect on the Company's results from operations or financial condition.
     During 1998, the Company plans to open 35 stores. New stores on average require inventory of approximately $450,000 and capital expenditures of approximately $250,000. The Company is in the process of increasing the amount of inventory (especially higher priced items) carried in its stores. Pre-opening expenses for each new store average approximately $20,000. The Company's policy is to charge as incurred pre-opening costs associated with new stores. The Company anticipates capital expenditures of approximately $14.0 million for new store openings and other fixed assets to be placed in service during fiscal 1998.
     The Company's inventory levels and working capital requirements historically have been highest in advance of the Christmas season. The Company has funded these seasonal working capital needs through borrowings under the Company's revolver and increases in trade payables and accrued expenses.
     Management expects that cash flows from operating activities, funds available under its revolving credit facility and other sources should be sufficient to support the Company's current new store expansion program and seasonal working capital needs for the foreseeable future.

INFLATION
The Company believes that inflation generally has not had a material effect on the results of its operations. There is no assurance, however, that inflation will not materially affect the Company in the future.

YEAR 2000
The Company has reviewed its computer and other operating systems to identify those which it believes could be affected by the "Year 2000" issue. The Company has begun to upgrade certain information systems to improve operations and support future growth as well as to address the "Year 2000" issue. With respect to systems that the Company is not upgrading, the Company plans to renovate those systems to be "Year 2000" compliant. The Company believes that such systems upgrades and renovations will be made on a timely basis, and if made on a timely basis, that the "Year 2000" issue will not pose significant operational problems or result in costs that have a material adverse impact on the Company's business, financial condition or results of operations. In addition, certain systems of third party suppliers and service providers which are not currently "Year 2000" compliant could adversely impact the Company's operations. The Company has confirmed with these suppliers and service providers that they are implementing plans to address the "Year 2000" issue. However, there can be no assurance that the systems of such third parties will be timely converted. A failure by the Company or any such third party to timely address the "Year 2000" issue could have a material adverse impact on the Company's business, financial condition or results of operations.

FORWARD-LOOKING STATEMENTS
All statements, trend analysis and other information contained in this report relative to markets for the Company's products and trends in the Company's operations or financial results, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (1) the extent and results of the Company's store expansion strategy; (2) the seasonality of the Company's business; (3) economic conditions, the retail sales environment and the Company's ability to execute its business strategy and the related effects on comparable store sales and other results; (4) the success of the Company's marketing and promotional programs; (5) the extent to which the Company is able to retain and attract key personnel; (6) competition; (7) the availability and cost of consumer credit;
(8) relationships with suppliers; (9) the Company's leverage; (10) fluctuations in gem and gold prices; (11) regulation; (12) timely "Year 2000" compliance by the Company and third party suppliers and service providers; and (13) the risk factors listed from time to time in the Company's filings with the Securities and Exchange Commission.

                          Marks Bros. Jewelers, Inc.
-------------------------------------------------------------------------------

                           STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED JANUARY 31, 1998, 1997 AND 1996


(in thousands, except for per share data)                     1998          1997           1996
-----------------------------------------------------------------------------------------------
Net sales                                                 $188,898      $155,474       $131,022
Cost of sales (including buying and occupancy expenses)    110,873        91,134         77,722
-----------------------------------------------------------------------------------------------
   Gross profit                                             78,025        64,340         53,300
Selling, general and administrative expenses                55,809        45,309         37,887
-----------------------------------------------------------------------------------------------
   Income from operations                                   22,216        19,031         15,413
Interest expense                                             3,806         6,993         12,314
Stock award expense                                             --            --            461
ESOP compensation expense                                       --            --            590
-----------------------------------------------------------------------------------------------
   Income before income taxes                               18,410        12,038          2,048
Income tax expense (benefit)                                 7,180         4,695        (14,924)
-----------------------------------------------------------------------------------------------
   Income before extraordinary item                         11,230         7,343         16,972
Extraordinary item, net                                     (1,035)       10,057             --
-----------------------------------------------------------------------------------------------
   Net income                                             $ 10,195      $ 17,400       $ 16,972
===============================================================================================
Basic earnings per share:
   Income before extraordinary item                       $   1.11      $   0.93       $   3.59
   Extraordinary item, net                                   (0.10)         1.28             --
-----------------------------------------------------------------------------------------------
   Net income                                             $   1.01      $   2.21       $   3.59
===============================================================================================
   Weighted average common share and
   common share equivalents                                 10,093         7,868          4,729
Diluted earnings per share:
   Income before extraordinary item                       $   1.10      $   0.89       $   3.49
   Extraordinary item, net                                   (0.10)         1.22             --
-----------------------------------------------------------------------------------------------
   Net income                                             $   1.00      $   2.11       $   3.49
===============================================================================================
   Weighted average common share and
   common share equivalents                                 10,225         8,216          4,856


The accompanying notes are an integral part of the financial statements.

                          Marks Bros. Jewelers, Inc.
-------------------------------------------------------------------------------

                                BALANCE SHEETS
                 AS OF JANUARY 31, 1998, AND JANUARY 31, 1997

(in thousands, except for share amounts)                       1998        1997
-------------------------------------------------------------------------------
ASSETS
Current assets:
   Accounts receivable, net                                $  2,532    $  1,354
   Layaway receivables, net                                   2,636       2,041
   Merchandise inventories                                   85,053      64,482
   Other current assets                                         996         638
   Deferred income taxes, net                                 1,257       1,326
   Deferred financing costs                                     240         292
-------------------------------------------------------------------------------
       Total current assets                                  92,714      70,133
Property and equipment, net                                  22,701      16,305
Deferred income taxes, net                                    1,953       5,947
Deferred financing costs                                        635       1,148
-------------------------------------------------------------------------------
       Total assets                                        $118,003    $ 93,533
===============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Outstanding checks, net                                 $  9,608    $  7,242
   Revolver loans                                            16,841      10,747
   Current portion of long-term debt                          1,000          --
   Accounts payable                                          16,525      14,706
   Income taxes                                               1,419         176
   Accrued payroll                                            2,906       2,607
   Other accrued expenses                                     9,448       8,831
-------------------------------------------------------------------------------
       Total current liabilities                             57,747      44,309

Total long-term debt, net of current portion                 11,066      10,520
Other long-term liabilities                                   1,387       1,197
-------------------------------------------------------------------------------
       Total liabilities                                     70,200      56,026

Commitments and contingencies
Stockholders' equity:
   Common Stock ($.001 par value; 60,000,000 shares
     authorized; 10,149,019 shares, 10,061,142 shares
     issued and outstanding, respectively)                       10          10
   Class B Common Stock ($1.00 par value;
     29,567 shares authorized; 101 shares issued
     and outstanding)                                            --          --
   Class C Common Stock ($.001 par value; 39,371
     shares authorized; no shares issued
      and outstanding)                                           --          --
   Class D Common Stock ($.001 par value; 60,000 shares
      authorized; no shares issued and outstanding)              --          --
   Additional paid-in capital                                59,905      59,804
   Accumulated deficit                                      (12,112)    (22,307)
   Treasury stock, 17 shares at cost                             --          --
-------------------------------------------------------------------------------
       Total stockholders' equity                            47,803      37,507
-------------------------------------------------------------------------------
       Total liabilities and stockholders' equity          $118,003    $ 93,533
===============================================================================

The accompanying notes are an integral part of the financial statements.

                          Marks Bros. Jewelers, Inc.
-------------------------------------------------------------------------------

                 STATMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
             FOR THE YEARS ENDED JANUARY 31, 1998, 1997 AND 1996

(in thousands,                             Common      Class B         Additional     Accumulated   Treasury      Deferred ESOP
except for share amounts)                  Stock     Common Stock    Paid-In Capital    Deficit       Stock        Compensation
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1995                $  --        $  30          $  11,855      $  (31,645)  $  (20,270)     $  (26,548)
Net income                                    --           --                 --          16,972           --              --
Repurchase of ESOP shares                     --           --                 --              --          (63)             --
ESOP amortization                             --           --             (4,310)             --           --           4,900
Income tax effect of the
  difference between the average
  fair market value and the cost
  of the released shares                      --           --                767              --           --              --
Issuance of stock awards                      --           --                454              --           --              --
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1996                   --           30              8,766         (14,673)     (20,333)        (21,648)
Net income                                    --           --                 --          17,400           --              --
Issued 3,269,500 shares in
  initial public offering                      3           --             40,413              --           --              --
Conversion of stock                            6          (24)                18              --           --              --
Restructuring of ESOP                         --           --            (15,609)         (3,027)      (3,012)         21,648
Cancellation of treasury stock                (1)          (6)                (5)        (23,333)      23,345              --
Issued 1,265,000 shares in
  follow-on equity offering                    1           --             25,697              --           --              --
Exercise of options                            1           --                524              --           --              --
Tax effect of the disqualifying
  disposition of stock options                --           --                 --           1,326           --              --
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1997                   10           --             59,804         (22,307)          --              --
Net income                                    --           --                 --          10,195           --              --
Exercise of options                           --           --                101              --           --              --
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 31, 1998                $  10        $  --          $  59,905      $  (12,112)  $       --      $       --
=================================================================================================================================

The accompanying notes are an integral part of the financial statements.

                          Marks Bros. Jewelers, Inc.
-------------------------------------------------------------------------------

                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED JANUARY 31, 1998, 1997 AND 1996


(in thousands)                                                            1998       1997       1996
----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                         $  10,195  $  17,400  $  16,972
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
  Loss (gain) on extinguishment of debt, net of taxes                      218    (10,687)        --
  Depreciation and amortization                                          3,964      3,656      2,948
  Stock award expense non-cash portion                                      --         --        454
  ESOP compensation expense                                                 --         --        590
  Income tax benefit                                                        --         --    (14,924)
  Interest on zero coupon notes                                             --        121        434
  Interest on senior accreting notes                                        --      1,339      4,994
  Interest on subordinated debt                                             --        790      2,743
  Loss on disposition of assets                                             41        132         --
  Changes in assets and liabilities:
     (Increase) decrease in accounts receivable, net                    (1,178)      (185)       325
     (Increase) in layaway receivables, net                               (595)      (465)      (170)
     (Increase) in merchandise inventories, net of gold consignment    (20,571)   (24,376)    (9,347)
     (Increase) decrease in other current assets                          (358)        76        (24)
     Decrease in deferred taxes, net                                     4,241      1,584         --
     (Increase) in deferred financing costs                               (100)    (2,503)        --
     Increase in accounts payable                                        1,819      5,669      3,031
     Increase in accrued liabilities and long-term liabilities           2,712      3,869      1,575
----------------------------------------------------------------------------------------------------
     Net cash provided by (used in) operating activities                   388     (3,580)     9,601
Cash flows from investing activities:
  Capital expenditures                                                 (10,495)    (7,041)    (3,932)
  Proceeds from assets sold, net                                            --          8         --
----------------------------------------------------------------------------------------------------
     Net cash used in investing activities                             (10,495)    (7,033)    (3,932)
Cash flows from financing activities:
  Borrowing on old revolver loan                                            --     38,078    127,109
  Repayment of old revolver loan                                            --    (40,197)  (131,795)
  Borrowing on new revolver loan                                       499,529    224,835         --
  Repayment of new revolver loan                                      (493,435)  (214,088)        --
  Repayment of term loan                                                    --    (15,000)        --
  Repayment of old term loan                                                --    (26,600)    (6,400)
  Repayment of senior accreting note                                        --    (50,502)        --
  Repayment of zero coupon note                                             --     (2,000)        --
  Repayment of old subordinated debt                                        --    (10,618)        --
  Repayment of new subordinated debt                                    (9,880)    (9,480)        --
  Proceeds from term loan                                               11,426     15,000         --
  Proceeds from subordinated debt                                           --     20,000         --
  Proceeds from gold consignment                                            --     15,295         --
  Proceeds from stock issuance, net                                         --     66,114         --
  Proceeds from exercise of stock options                                  101        525         --
  Repurchase of ESOP shares                                                 --         --        (63)
  Increase (decrease) in outstanding checks, net                         2,366       (749)     5,480
----------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities                10,107     10,613     (5,669)
----------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                     --         --         --
Cash and cash equivalents at beginning of year                              --         --         --
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $      --  $      --  $      --
====================================================================================================
Supplemental disclosures of cash flow information:
  Interest paid during year                                          $   3,481  $   4,304  $   3,891
  Income taxes paid during year                                            945         82         64
Non-cash financing activity:
  Tax effect of compensation expense                                 $      --  $      --  $     767
  Tax effect of the disqualifying disposition of stock options              --      1,326         --



The accompanying notes are an integral part of the financial statements.

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------
1. DESCRIPTION          The financial statements of Marks Bros. Jewelers, Inc.
   OF OPERATIONS        (the "Company") include the results of the Company's
                        chain of specialty retail fine jewelry stores. The
                        Company operates exclusively in one business segment, specialty retail jewelry. The Company has a national presence with 191 stores as of January 31, 1998, located in 24 states operating in regional or superregional shopping malls.

-------------------------------------------------------------------------------
2. SUMMARY OF           CASH AND CASH EQUIVALENTS
   SIGNIFICANT          For the purpose of the statements of cash flows, the
   ACCOUNTING           Company considers all temporary cash investments
   POLICIES             purchased with a maturity of three months or less to
                        be cash equivalents.

                        OUTSTANDING CHECKS
                        Outstanding checks are stated net of store cash balances, of which cash balances were approximately $2,488,000 and $878,000 as of January 31, 1998 and 1997,
                        respectively.

                        LAYAWAY RECEIVABLES, NET
                        Layaway receivables include those sales to customers under the Company's layaway policies which have not been collected fully as of the end of the year. Layaway receivables are net of customer payments received to date, and net of an estimate for those layaway sales which the Company anticipates will never be consummated. This estimate is based on the Company's historical calculation of layaway sales that will never be completed. While it is reasonably possible that the estimate will change, it is the Company's expectation that the financial impact will not be significant in the near term. The Company charges the customer to cover the costs of administration for inactive layaways.

                        MERCHANDISE INVENTORIES
                        Merchandise inventories are stated principally at the lower of average cost or market. The Company also obtains merchandise from vendors under various consignment agreements. The consigned inventory and related contingent obligations are not reflected in the Company's financial statements. At the time of sale, the Company records the purchase liability and the related cost of merchandise in cost of sales.

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

                        LONG LIVED ASSETS
                        When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of long lived assets carrying values, using estimates of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

                        DEFERRED FINANCING COSTS
                        In connection with the Recapitalization (see Note 7, Initial Equity Offering and Recapitalization), the Company incurred various financing costs which have been deferred on the Company's balance sheet and are amortized over the terms of the agreements.

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------

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

                        EARNINGS PER SHARE
                        Earnings per share are calculated by dividing net income by the weighted average common share equivalents outstanding during the period. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", the prior period amounts have been restated (see Note 14, Earnings Per Common Share).

                        INCOME TAXES
                        Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

                        STOCK BASED COMPENSATION
                        The Company accounts for stock based compensation under the basis of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and will continue to do so in the future. However, the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" have been adopted.

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

                        RECLASSIFICATIONS
                        Certain amounts for the years ended January 31, 1997 and 1996 were reclassified to conform to the current year presentation.

-------------------------------------------------------------------------------
3. ACCOUNTS             The Company has charged $1,182,000, $1,037,000, and
   RECEIVABLE, NET      $918,000 for doubtful accounts for the years ended
                        January 31, 1998, 1997, and 1996, respectively.


                        (in thousands)                             1998    1997
                        -------------------------------------------------------
                        Accounts receivable                      $3,225  $2,062
                        Less: allowance for doubtful accounts      (693)   (708)
                        -------------------------------------------------------
                        Accounts receivable, net                 $2,532  $1,354
                        =======================================================

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------


4. INVENTORY            As of January 31, 1998 and January 31, 1997,
                        merchandise inventories consisted of:

                        (in thousands)                             1998    1997
                        -------------------------------------------------------
                        Raw materials                          $ 3,504  $ 5,908
                        Finished goods inventory                81,549   58,574
                        -------------------------------------------------------
                        Merchandise inventories                $85,053  $64,482
                        =======================================================

                             Raw materials primarily consist of diamonds,
                        precious gems, semi-precious gems and gold. Included within finished goods inventory are allowances for inventory shrink, scrap, and miscellaneous costs of $1,700,000 and $1,711,000 for the years ended January 31, 1998 and 1997, respectively. As of January 31, 1998 and 1997, merchandise consignment inventories held by the Company that are not included in its balance sheets total $32,530,000 and $17,395,000, respectively. In addition, gold consignments of $15,295,000 are not included in the Company's balance sheet at January 31, 1998 and 1997 (see Note 11, Financing Arrangements).
                             Certain general and administrative costs are
                        allocated to inventory. As of January 31, 1998 and 1997, the amounts included in inventory are $1,688,000 and $1,409,000, respectively. General and administrative expenses included in cost of sales were $2,608,000, $2,237,000 and $2,240,000 for the years ended January 31, 1998, 1997 and 1996, respectively.

-------------------------------------------------------------------------------
5. PROPERTY AND         Property and equipment includes the following as of
   EQUIPMENT            January 31:

                        (in thousands)                             1998    1997
                        -------------------------------------------------------
                        Furniture and fixtures                 $31,174  $26,735
                        Leasehold improvements                  15,005   11,616
                        -------------------------------------------------------
                        Property and equipment                  46,179   38,351
                        Less accumulated depreciation
                          and amortization                      23,478   22,046
                        -------------------------------------------------------
                        Property and equipment, net            $22,701  $16,305
                        =======================================================

                             Depreciation expense was $3,657,000, $3,374,000,
                        and $2,948,000 for the years ended January 31, 1998, 1997, and 1996, respectively.

-------------------------------------------------------------------------------
6. LONG-TERM            Included in long-term liabilities at January 31, 1998
   LIABILITIES          and 1997 are $1,387,000 and $1,197,000, respectively,
                        of deferred lease costs.

-------------------------------------------------------------------------------
7. INITIAL EQUITY       In May 1996, the Company completed an initial public
   OFFERING AND         offering (the "IPO"). The Company issued 3,269,500
   RECAPITALIZATION     shares of Common Stock after giving effect to a stock
                        split of approximately 35.4 for 1, and received proceeds of $40.4 million net of underwriting discounts and offering costs. Concurrent with the IPO, the outstanding warrants for 177,887 shares of Common Stock were exercised and 39,370 shares of Class C Common
                        Stock were converted into 1,349,521 shares of Common
                        Stock.
                             With the completion of the IPO, the Company
                        completed a recapitalization (the "Recapitalization"), consisting of a Revolving Credit, Term Loan and Gold Consignment Agreement totaling $60.0 million and
                        $20.0 million of Senior Subordinated Notes.
                        Approximately $87.0 million of the funds available from the Recapitalization were used by the Company principally to repay all outstanding bank borrowings under the Company's bank agreements, including approximately $7.8 million outstanding under the Company's revolving credit facility, $26.6 million outstanding under the Company's term loan, $51.1 million of senior accreting notes and $6.0 million of zero coupon notes due May 31, 1997.

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------


                             In addition, the Company used $10.6 million of
                        the funds available from the Recapitalization to repurchase the Company's subordinated notes at a discount.
                             The bank borrowing and subordinated debt
                        repayments utilized a debt discount due to the early repayment of the debt of $18.3 million, less $7.1 million of taxes (see Note 10, Extraordinary Items).
                             In conjunction with the completion of the IPO and
                        the Recapitalization, the Company restructured its Employee Stock Ownership Plan (see Note 15, Employee Stock Ownership Plan).

-------------------------------------------------------------------------------
8.  FOLLOW-ON EQUITY    In November 1996, the Company completed a follow-on
    OFFERING            equity offering (the "Offering"). The Company issued
                        1,265,000 shares of Common Stock, and received proceeds of $25.7 million net of underwriting discounts and offering costs. The Company used such proceeds to reduce the Company's indebtedness, to accelerate the pace of new store openings, and for working capital and other general corporate purposes.
                             Net proceeds from the Offering were used to
                        redeem $8.0 million in principal amount of the Company's Series D Senior Subordinated Notes due 2004
                        (the "Series D Notes") at a total cost of $9.0 million including a premium. The Series D Notes otherwise would have matured in October 2004, and bore interest at a rate of 15.0% per annum plus, for subsequent periods commencing May 1, 1998, 1% per annum (increasing in 1% increments per each subsequent year commencing May 1,
                        1999). The Company used the remaining net proceeds from the Offering to repay the term loan and reduce borrowings under its Revolving Credit Facility which bore interest at fluctuating rates.
                             In conjunction with the Offering, the Company
                        amended the Revolving Credit, Term Loan and Gold
                        Consignment Agreement to allow for the prepayment of Series D Notes and up to $5.0 million of the Company's
                        Series C Senior Subordinated Notes due 2004 (the
                        "Series C Notes") (including any prepayment premiums), increase the capital expenditures limitations, and repay the term loan.

-------------------------------------------------------------------------------
9. TENDER OFFER         On January 2, 1998, the Company completed a debt
                        tender offering (the "Tender Offer") to purchase
                        $9.9 million of its outstanding 12.15% Series C Notes.
                        Under the terms of the Tender Offer, the Company purchased the outstanding notes at a price equal to $1.11 per $1,000 principal amount (111.00% of the principal amount), plus accrued interest. In connection with the Tender Offer, the Company eliminated certain restrictive covenants contained in the indenture, thereby affording the Company additional financial and operating flexibility.
                             In conjunction with the Tender Offer, the Company
                        and its bank group amended the Revolving Credit, Term Loan and Gold Consignment agreement to provide for a total facility up to a maximum of $72.0 million through April 30, 2001. The amendment provides for a term loan facility up to $12.0 million. The term loan facility was used to purchase the Series C Notes, and to pay premiums, accrued interest and fees in connection with the purchase of such notes.

-------------------------------------------------------------------------------
10. EXTRAORDINARY       In connection with the IPO and Recapitalization, the
    ITEMS               Company utilized a debt discount due to the early
                        repayment of the debt of approximately $18.3 million, less taxes of $7.1 million, resulting in an extraordinary gain on extinguishment of debt.
                             The $18.3 million of debt discount consists of
                        the following:
                                 i)   $0.6 million on the senior accreting notes
                                 ii)  $4.0 million on the zero coupon note
                                 iii) $13.7 million on the senior subordinated
                                      debt
                             In the fourth quarter of fiscal 1996, the Company
                        recorded an extraordinary loss of $1.1 million, net of $0.7 million of tax, in connection with the Offering
                        (see Note 8, Follow-on Equity Offering). The loss consisted of $1.0 million of costs associated with the extinguishment of debt and $0.8 million write-off of deferred financing costs.

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------


                             In the fourth quarter of fiscal 1997, the Company
                        recorded an extraordinary loss of $1.0 million, net of $0.7 million of tax in connection with the Tender Offer (See Note 9, Tender Offer). The loss consisted of $1.3 million of costs associated with the extinguishment of debt and $0.4 million write-off of deferred financing costs.

-------------------------------------------------------------------------------
11. FINANCING           The Company completed a restructuring of its
    ARRANGEMENTS        outstanding indebtedness in conjunction with the IPO
                        and Recapitalization. Effective May 3, 1996, the
                        Company entered into a Revolving Credit, Term Loan and
                        Gold Consignment agreement ("Credit Agreement") with a group of banks totaling $60.0 million which expires
                        April 30, 2001. In conjunction with the Tender Offer, the Company amended the Credit Agreement effective
                        November 7, 1997. Under the terms of this agreement, the Company is provided a total facility of up to a maximum of $72.0 million.
                             Under this agreement, the banks have a security
                        interest in substantially all of the assets of the Company. The Credit Agreement contains certain restrictions on capital expenditures, payment of dividends and assumption of additional debt, and requires the Company to maintain specified minimum levels of certain financial and balance sheet measures, including the fixed charge ratio.

                        REVOLVER LOAN
                        The revolving credit facility, which expires April 30, 2001, is available up to a maximum of $40.0 million as of January 31, 1998, and is limited by a borrowing base computed based on the value of the Company's inventory and accounts receivable. A commitment fee of 25 basis points per annum on the unused portion of the commitment is payable monthly. Interest rates for these borrowings under this agreement are, at the Company's option, Eurodollar rates plus 137.5 basis points or the banks' prime rate. Interest rates and the commitment fee charged on the unused facility float in a grid based on the Company's quarterly financial performance. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. The interest expense for the years ended January 31, 1998, 1997 and 1996 was $1,646,000, $793,000, and $701,000, respectively, reflecting a weighted average interest rate of 7.4%, 10.2% , and 10.6%, respectively.

                        TERM LOANS
                        In conjunction with the Tender Offer, the Company received proceeds of $11,426,000 under the term loan facility to purchase at a premium Series C Notes and to pay accrued interest and fees associated with the Tender Offer. Interest rates for these borrowings were, at the Company's option, Eurodollar rates plus 212.5 basis points or the banks' prime rate plus 75 basis points. Interest was payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. Interest rates and the commitment fee charged on the unused facility float in a grid based on the Company's quarterly financial performance. The interest expense for the year ended January 31, 1998 for these borrowings was $75,000 reflecting a weighted average interest rate of 7.9%. In conjunction with the IPO and Recapitalization, the Company borrowed $15.0 million which was subsequently repaid in conjunction with the Offering. Interest expense for the year ended January 31, 1997 for these borrowings was $621,000 reflecting a weighted average interest rate of 8.2%. Interest expense on the term loan facility repaid in connection with the IPO and Recapitalization was $709,000 and $3,485,000 for the years ended January 31, 1997 and 1996, respectively, reflecting a weighted average interest rate of 10.0% and 10.6%, respectively.

                        GOLD CONSIGNMENT FACILITY
                        During the second quarter of 1996, the Company sold and simultaneously consigned a total of 39,000 troy ounces of gold for $15,295,000 under a gold consignment facility which provides for the sale of a maximum of 60,000 troy ounces, or $20.0 million. Under the agreement, the Company

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------

                        agreed to pay consignment fees of 137.5 basis points over the rate set by the bank based on the London Interbank Bullion Rates payable monthly. A commitment fee of 25 basis points per annum on the unused portion of the gold consignment facility is payable monthly. Interest rates and the commitment fee charged on the unused facility float in a grid based on the Company's quarterly financial performance. The consignment fees total $447,000 and $445,000 for the years ended January 31, 1998 and 1997, respectively, at a weighted average rate of 3.4% and 3.8%, respectively. On April 30, 2001, the Company is required to repurchase 39,000 troy ounces of gold under this agreement at the prevailing gold rate in effect on that date, or the facility will be renewed. Based on the gold rate as of January 31, 1998, the value of the gold consignment was $11.9 million.

                        SUBORDINATED NOTES
                        In conjunction with the IPO and Recapitalization, the Company issued Senior Subordinated Notes totaling $20,000,000 due in 2004. Series A Senior Subordinated Notes due 2004 (the "Series A Notes") totaling $12,000,000 bear interest at 12.15% per annum payable in cash, with interest payments due quarterly. The Series B Senior Subordinated Notes due 2004 (the "Series B Notes") totaling $8,000,000 bear interest at 15% per annum increasing 1% per annum beginning May 1, 1998, payable in cash, with interest payments due quarterly.
                             The Series A Notes subsequently were exchanged
                        for the Series C Notes which are identical in all material respects to the Series A Notes, except that the Series C Notes have been registered under the Securities Act of 1933, as amended. The Series B Notes subsequently were exchanged for the Series D Notes which are identical in all material respects to the Series B Notes, except that the Series D Notes have been registered under the Securities Act of 1933, as amended.
                             In conjunction with the Offering, the Series D
                        Notes were redeemed at a premium (see Note 10, Extraordinary Items). In January 1997, $1,480,000 of the Series C Notes were redeemed for a total of $1,554,000. In conjunction with the Tender Offer in January 1998, $9,880,000 of the Series C Notes were redeemed at a premium of $1,087,000. Interest expense was $1,185,000 and $757,000 for the years ended January 31, 1998 and 1997, respectively.
                             As of January 31, 1998 and 1997, the current
                        portion and noncurrent portion of long-term debt consisted of the following:

                        (in thousands)                             1998    1997
                        -------------------------------------------------------
                        Current portion of long-term debt:
                        Term loan                              $ 1,000  $    --
                        -------------------------------------------------------
                        Total                                  $ 1,000  $    --
                        =======================================================
                        Long-term debt, net of current portion:
                        Term loan                              $10,426  $    --
                        Subordinated debt                          640   10,520
                        -------------------------------------------------------
                        Total                                  $11,066  $10,520
                        =======================================================

                             Future scheduled maturities under the loan
                        agreements, excluding the revolver for January 31, 1998, are as follows:

                                                            Subordinated
                        (in thousands)                  Term    Notes    Total
                        -------------------------------------------------------
                        January 31, 1999              $ 1,000  $    --  $ 1,000
                        January 31, 2000                2,000       --    2,000
                        January 31, 2001                3,000       --    3,000
                        April 1, 2001                   5,426       --    5,426
                        April 30, 2004                     --      640      640
                        -------------------------------------------------------
                        TOTAL                         $11,426  $   640  $12,066
                        =======================================================

                                     20

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------


                             The carrying amount of the Company's borrowings
                        under the Credit Agreement and other long-term borrowings approximate fair value.

                        DEFERRED FINANCING COSTS
                        In conjunction with the Recapitalization, the Company incurred $2,503,000 in deferred financing costs which are being amortized over the term of the agreements. In conjunction with the Offering and Tender Offer and subsequent repayment of debt, $358,000 and $781,000 of these costs were included in extraordinary loss on repayment of debt for the years ended January 31, 1998 and 1997, respectively (see Note 10, Extraordinary Items). Amortization expense in the years ended January 31, 1998 and 1997 was $308,000 and $282,000, respectively.


-------------------------------------------------------------------------------
12. INCOME TAXES        The temporary differences between the tax basis of
                        assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax asset and deferred tax liability and their approximate tax effects are as follows, as of January 31:

                                                                    1998                   1997
                                                           ---------------------------------------------
                                                           Temporary    Tax     Temporary          Tax
                        (in thousands)                     Difference  Effect   Difference        Effect
                        --------------------------------------------------------------------------------
                        Merchandise inventories              $ ,878   $  342     $   868         $  339
                        Property and equipment, net           1,185      462       1,131            441
                        Accrued rent                          1,385      540       1,244            485
                        Other                                 2,346      915       2,531            987
                        Net operating loss carryforwards      2,164      844      11,296          4,405
                        AMT credit carryforward                 175      175         691            691
                        --------------------------------------------------------------------------------
                           Total deferred tax asset           8,133    3,278      17,761          7,348
                        --------------------------------------------------------------------------------
                        Other liability                         177       68         192             75
                        --------------------------------------------------------------------------------
                           Total deferred tax liability        (177)     (68)       (192)           (75)
                        --------------------------------------------------------------------------------
                           Net deferred tax asset            $7,956   $3,210     $17,569         $7,273
                        ================================================================================

                             The net current and non-current components of
                        deferred income taxes recognized in the balance sheet at January 31 are as follows:

                        (in thousands)                             1998    1997
                        -------------------------------------------------------
                        Net current assets                     $ 1,257  $ 1,326
                        Net non-current assets                   1,953    5,947
                        -------------------------------------------------------
                                                               $ 3,210  $ 7,273
                        =======================================================

                             Net operating loss carryforwards of $2,164,000 at
                        January 31, 1998, begin expiring in 2008. Section 382 of the Internal Revenue Code of 1986 limits the use of net operating losses and net operating loss carryforwards following an ownership change. The restrictions under
                        Section 382, if applicable, would impose an annual limitation on the use of the net operating loss carryforwards in any taxable year ended after the ownership change. Such limitations apply to the year ended January 31, 1998. The AMT credit carryforwards at January 31, 1998 of $175,000 have no expiration.
                             The income tax expense (benefit) for the years
                        ended January 31, consists of the following:

                        (in thousands)                   1998     1997     1996
                        -------------------------------------------------------
                        Current expense                $2,456  $ 1,381 $     --
                        Deferred tax expense (benefit)  4,063    9,744  (14,924)
                        -------------------------------------------------------
                        Total income tax
                           expense (benefit)           $6,519  $11,125 $(14,924)
                        =======================================================

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------


                             Of the $6,519,000 income tax expense charged in
                        the year ended January 31, 1998, $7,180,000 has been charged to the income statement as an income tax expense, and $661,000 has been charged against the extraordinary item as a tax benefit.
                             The provision for income taxes on income differs
                        from the statutory tax expense computed by applying the federal corporate tax rate of 34% for the years ended January 31 as follows:


                        (in thousands)                                      1998     1997        1996
                        -----------------------------------------------------------------------------
                        Taxes computed at statutory rate                  $5,683  $ 9,699    $    696
                        Deferred tax asset valuation (benefit) allowance      --       --     (15,104)
                        ESOP tax benefit                                      --       --        (602)
                        Deferred state tax expense                            --       --          47
                        State tax expense, net of federal benefit            743    1,457          --
                        Other                                                 93      (31)         39
                        -----------------------------------------------------------------------------
                        Total income tax expense (benefit)                $6,519  $11,125   $ (14,924)
                        =============================================================================

-------------------------------------------------------------------------------
13. COMMON STOCK        Following are the number of shares issued for each of
                        the Company's classes of Common Stock as of January 31:

                                                                               Class B            Class C            Class D
                                                          Common Stock       Common Stock       Common Stock       Common Stock
                                                        (Par value $.001)  (par value $1.00)  (par value $.001)  (par value $.001)
                        ----------------------------------------------------------------------------------------------------------
                        Balance at January 31, 1995        3,450,411             29,567             39,370                  --
                        Issuance of stock awards             506,147                 --                 --                  --
                        ----------------------------------------------------------------------------------------------------------
                        Balance at January 31, 1996        3,956,558             29,567             39,370                  --
                        Exercise of warrants                 177,887                 --                 --                  --
                        Conversion of Class C
                         Shares to Common                  1,394,521                 --            (39,370)                 --
                        Conversion of Class B
                         Shares to Common                    918,270            (25,915)                --                  --
                        Cancellation of Shares
                         Received from ESOP                  (74,384)                --                 --                  --
                        Cancellation of treasury
                         shares                           (1,396,785)            (3,551)                --                  --
                        Initial public offering            3,269,500                 --                 --                  --
                        Follow-on equity offering          1,265,000                 --                 --                  --
                        Exercise of options                  550,592                 --                 --                  --
                        ----------------------------------------------------------------------------------------------------------
                        Balance at January 31, 1997       10,061,159                101                 --                  --
                        ----------------------------------------------------------------------------------------------------------
                        Exercise of options                   87,877                 --                 --                  --
                        ----------------------------------------------------------------------------------------------------------
                        Balance at January 31, 1998       10,149,036                101                                     --
                        ==========================================================================================================

                             The Company declared a stock split of
                        approximately 35.4 to 1 on April 1, 1996, and the financial statements have been revised to give effect for this split. Each share of Class B Common Stock and Class D Common Stock are convertible into Common Stock on a 35.4 for 1 basis. The Class C Common Stock has been converted on a 35.4 for 1 basis to Common Stock. Each share of Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to the number of votes equal to the number of shares of Common Stock into which it is convertible.


-------------------------------------------------------------------------------
14. EARNINGS PER        The Company adopted SFAS No. 128, "Earnings Per Share,"
    COMMON SHARE        in 1997. This new accounting pronouncement eliminates
                        the measure of performance called "primary" earnings per share and replaces it with "basic" earnings per share. The essential difference between the two calculations is that the dilutive effects of stock options outstanding are not considered in the basic computation. As a result,

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------


                        basic earnings per share tend to be slightly higher than primary earnings per share. The pronouncement also changed the measure previously reported as "fully diluted" earnings per share to "diluted" earnings per share. All prior periods have been restated.
                             Basic earnings per share is computed by dividing
                        net earnings available to holders of common stock by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed assuming the exercising of all stock options that are profitable to the recipients. Under these assumptions, the weighted average number of common shares outstanding is increased accordingly.
                             The following table reconciles the numerators and
                        denominators of the basic and diluted earnings per share computations:


                                                                1998               1997                1996
                        ------------------------------------------------------------------------------------------
                                                          Basic    Diluted    Basic    Diluted    Basic    Diluted
                        ------------------------------------------------------------------------------------------
                        EPS Numerator:
                        Income before extraordinary
                          item                           11,230     11,230    7,343     7,343    16,972     16,972
                        EPS Denominator:
                        Average common shares
                          outstanding:                   10,093     10,093    7,868     7,868     4,729      4,729
                        Effect of dilutive securities:
                        Stock options                        --        132       --       348        --        127
                        ------------------------------------------------------------------------------------------
                        Total shares                     10,093     10,225    7,868     8,216     4,729      4,856
                        ==========================================================================================
                        Earnings per share before
                          extraordinary item              $1.11      $1.10    $0.93     $0.89     $3.59      $3.49
                        ==========================================================================================


-------------------------------------------------------------------------------
15. EMPLOYEE STOCK      In 1988, the Company established an Employee Stock
    OWNERSHIP PLAN      Ownership Plan (the "ESOP"), which is a noncontributory
                        plan established to acquire shares of the Company's
                        Class B Common Stock for the benefit, effectively, of all employees.
                             In conjunction with completion of the IPO and the
                        Recapitalization, the Company restructured its ESOP.
                        The Company canceled the remaining unamortized portion of the ESOP debt owed to the Company. In settlement of the debt, the trustee transferred to the Company 8,206 shares of Class B Common Stock held in suspense by the ESOP. The Company transferred to the ESOP 216,263 shares of Common Stock in exchange for the ESOP's cancellation of the accumulated dividend preference and other preferences associated with the Class B Common Stock.
                        The ESOP also exchanged 17,719 shares of allocated Class
                        B Common Stock for 627,624 shares of Common Stock of the
                        Company. The restructuring resulted in the elimination of the deferred ESOP compensation equity account.
                             During the years ended January 31, 1998, 1997 and
                        1996, the Company recognized compensation expense of $0, $0 and $590,000, respectively, based on the estimated fair value of shares committed to be released for the year then ending. The excess of the cost of the ESOP shares allocated to participants over the estimated fair value of $4,310,000 for the year ended January 31, 1996 has been recorded as a reduction of additional paid-in capital. As of January 31, 1997, all remaining shares have been released to participants.
                             In the event of death, disability or retirement,
                        a participant (or beneficiary) in the ESOP may receive his account balance as soon as practicable. If the participant terminates employment with the Company for any other reason, he may choose to receive his account after the last day of the fifth year following his termination date. During the year ended January 31, 1996, the Company repurchased shares from the ESOP participants at a total purchase price of approximately
                        $63,000. As long as the Company's stock is publicly traded, the Company is not required to repurchase shares from ESOP participants.

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------


16. EMPLOYEE            Effective October 1, 1997, the Company established a
    BENEFIT PLAN        401(k) Plan (the "Plan") for the benefit of
                        substantially all employees. Employees become eligible to participate in the Plan after one year of service which is defined as at least one year of employment and 1,000 hours worked in that year. The
                        Company may make discretionary contributions to the Plan. No such contributions have been made.


-------------------------------------------------------------------------------
17. STOCK PLANS         On September 28, 1995, the Company authorized the
                        equivalent of 693,098 options under the Incentive
                        Stock Option Plan (the "1995 Plan") to be granted to certain members of the Company's management. Options for the equivalent of 688,228 were issued at exercise prices ranging from $0.90 to $0.99 per share. These prices are greater than or equal to the fair market value at the date of grant, as determined by an independent third party valuation. The options allow the holders to purchase Common Stock within a period ranging from five years to five years and eight months, at a fixed price.
                        No expense was recorded in connection with these options. On September 28, 1995, the Company granted the equivalent of 506,148 shares of Restricted Stock to certain members of the Company's management. During fiscal 1995, the Company recognized $461,000 in compensation expense relating to the issuance of these shares. This amount represents the fair market value of the shares at the grant date, as determined by an independent third party valuation.
                             In April 1996, the Company approved the 1996
                        Long-Term Incentive Plan (the "1996 Plan"). Under the
                        1996 Plan, the Company may grant incentive stock options
                        ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options. In addition, the Company may grant stock appreciation rights, bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares.
                        Performance shares are rights, contingent upon the attainment of the performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 771,189 shares of Common Stock have been reserved for issuance under the 1996 Plan. Grants may be made under the 1996 Plan during the ten years after its effective date. Options granted under the 1996 Plan generally vest in four equal annual installments and expire ten years after the date of grant. Options and shares granted under the plan are subject to forfeiture based on, among other things, the nature and timing of the termination of employment.
                             During the year ended January 31, 1997, the
                        Company canceled and reissued 57,176 options that had been granted earlier in the year. These options were granted at various dates at current market prices ranging from $14.00 to $27.00, with a weighted-average exercise price of $19.57. These options were reissued at terms equal to the originally issued options with reduced exercise prices ranging from $10.13 to $10.75 and a weighted-average exercise price of $10.53. The reissued options were issued at exercise prices equal to the current market price of the Company's stock at the date of reissuance. No options which had been granted to executive officers were reissued.
                             The Company approved the 1997 Long-Term Incentive
                        Plan (the "1997 Plan") on February 24, 1997 and the stockholders adopted the 1997 Plan on June 5, 1997.
                        Under the 1997 Plan, the Company may grant ISOs or nonqualified stock options. The 1997 Plan also provides for the grant of stock appreciation rights ("SARs"), bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares.
                        Performance shares are rights, contingent upon the attainment of performance measures within a specified performance period, to receive one share of Common
                        Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 400,000 shares of Common Stock have been reserved for issuance under the 1997 Plan. Grants may be made under the 1997
                        Plan during the ten years after its effective date.
                        Options granted under the 1997 Plan generally vest in four equal annual installments and expire ten years after the date of grant.

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------


                             In December 1997, the Company adopted the 1998
                        Non-Employee Director Stock Option Plan (the "1998 Plan"), effective February 1, 1998. Under the 1998 Plan, non-employee directors may elect to receive all or a designated amount of their directors' fee in the form of stock options. A total of 25,000 shares have been reserved for issuance under the 1998 Plan. Grants may be made during the ten years after its effective date. Options granted under the 1998 Plan vest at the end of the quarter in which the date of grant occurs and expire ten years after the date of grant. As of January 31, 1998, no options had been granted under the 1998 Plan.
                             Option activity for the years ended January 31,
                        1996, 1997 and 1998 was as follows:

                                                                     Weighted-Average    Options
                                                       Shares         Exercise Price   Exercisable
                        --------------------------------------------------------------------------
                        Balance at January 31, 1995        --                 --                --
                        --------------------------------------------------------------------------
                        Options granted               688,228             $ 0.94
                        Options canceled               (7,758)              0.90
                        --------------------------------------------------------------------------
                        Balance at January 31, 1996   680,470               0.94           680,470
                        --------------------------------------------------------------------------
                        Options granted               761,716              14.30
                        Options exercised            (550,602)              0.95
                        --------------------------------------------------------------------------
                        Balance at January 31, 1997   891,584              11.78           129,868
                        --------------------------------------------------------------------------
                        Options granted               189,150              11.55
                        Options exercised             (87,877)              0.94
                        Options canceled              (11,150)              9.68
                        --------------------------------------------------------------------------
                        BALANCE AT JANUARY 31, 1998   981,707             $12.73           232,424
                        ==========================================================================


                             For the years ended January 31, 1998, 1997, and
                        1996, respectively, the weighted-average fair value of 189,150, 761,716 and 335,247 options at the date of grant with an exercise price equal to market price was $6.27, $7.65 and $0.27, respectively. For the year ended January 31, 1996, the weighted-average fair value of 352,971 options at the date of grant with an exercise price equal to 110% of market price was $0.16. No options were granted with an exercise price below market price.
                             The following table summarizes the status of
                        outstanding stock options as of January 31, 1998:


                                           Options Outstanding                           Options Exercisable
                       ----------------------------------------------------------------------------------------------
                                           Number of    Weighted Average     Weighted-      Number of     Weighted-
                            Range of        Options        Remaining         Average        Options       Average
                        Exercise Prices  Outstanding    Contractual Life  Exercise Price  Exercisable  Exercise Price
                        ---------------------------------------------------------------------------------------------
                        $ 0.90 - $ 0.90       41,991          7.66          $ 0.90          41,991          $ 0.90
                        $10.13 - $13.13      246,626          9.03           11.12          19,296           10.47
                        $14.00 - $14.00      684,540          8.26           14.00         171,137           14.00
                        $15.75 - $15.75        8,550          9.75           15.75              --              --
                        ---------------------------------------------------------------------------------------------
                        $ 0.90 - $15.75      981,707          8.44          $12.73         232,424          $11.34
                        =============================================================================================

                             Had the Company elected to apply the provisions
                        of SFAS No. 123, "Accounting for Stock Based
                        Compensation" regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted during the years ended January 31, 1998, 1997 and 1996, reported net income and earnings per share would have been reduced as follows:


                        (in thousands, except per share amounts)     1998     1997     1996
                        -------------------------------------------------------------------
                        Net income, as reported                   $10,195  $17,400  $16,972
                        Pro forma net income                        8,782   16,495   16,888
                        Earnings per share, as reported              1.00     2.11     3.49
                        Pro forma earnings per share                 0.86     2.01     3.48

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------


                             For purposes of pro forma net income and earnings
                        per share calculation in accordance with SFAS No. 123, for each option granted under the 1995 Plan during the year ended January 31, 1996, the fair value is estimated as of the date of grant using the Minimum Value method using a weighted-average assumption of 6.1% risk-free interest rate and 5.5 year option life. For each option granted during the years ended January 31, 1998 and 1997, the fair value is estimated using the Black-Scholes option-pricing model. The assumptions used are as follows:

                                                                  1998     1997
                        -------------------------------------------------------
                        Risk-free interest rate                    6.4%     6.7%
                        Dividend yield                               0        0
                        Option life                            6 YEARS  6 years
                        Volatility                                  47%      45%

-------------------------------------------------------------------------------
18. COMMITMENTS         The Company leases office facilities and all retail
                        stores, generally under noncancelable agreements for periods ranging from 7 to 13 years. Most leases require the payment of taxes, insurance and maintenance costs.
                        Future minimum rentals under noncancelable operating leases as of January 31, 1998 are as follows:

                        (in thousands)  Years ending January 31,   Amount
                        -------------------------------------------------
                                        1999                      $12,174
                                        2000                       11,398
                                        2001                       10,930
                                        2002                       10,489
                                        2003                        9,886
                                        thereafter                 34,841
                                        ---------------------------------
                                                                  $89,718
                                        =================================

                        Total rental expense for all operating leases is as follows, for the years ended January 31:

                                                          1998     1997    1996
                        -------------------------------------------------------
                        Rental expense:
                        Minimum                        $10,748  $ 8,947  $8,044
                        Rentals based on sales           1,746    1,523   1,135
                        -------------------------------------------------------
                                                       $12,494  $10,470  $9,179
                        =======================================================

-------------------------------------------------------------------------------
19. RELATED PARTY       The Company purchased $0, $57,000, and $80,000 of
    TRANSACTIONS        inventory from MBM Company, Inc., an entity affiliated
                        with two of the Company's directors, during the years ended January 31, 1998, 1997 and 1996, respectively.
                             Certain members of senior management are active
                        in a business that operates retail snack food stores. This related entity reimburses the Company a set amount each month for certain incidental expenses including postage, delivery, telephone and other administrative expenses. Such amounts were approximately
                        $4,000 during each of the years ended January 31, 1998, 1997 and 1996.


-------------------------------------------------------------------------------
20. UNAUDITED           The Company's results of operations fluctuate on a
    QUARTERLY           quarterly basis. The following table sets forth
    RESULTS             summary unaudited financial information of the Company
                        for each quarter in fiscal 1997 and fiscal 1996. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this annual report, and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------


                        presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto.

                                                                                  1997 QUARTERS ENDED
                        (in thousands,                   --------------------------------------------------------------------------
                        except per share amounts)        APRIL 30, 1997    JULY 31, 1997      OCTOBER 31, 1997   JANUARY 31, 1998
                        -----------------------------------------------------------------------------------------------------------
                        Net sales                           $34,714         $40,515(1)            $39,477            $74,192
                        Gross profit                         13,651          16,297(1)             15,514             32,563
                        Income from operations                1,809           3,868(1)              2,504             14,035
                        Income before extraordinary item        540           1,760(1)                909              8,021
                        Net income                              540           1,760(1)                909              6,986(1)
                        Diluted earnings per share:
                          Income before extraordinary item  $  0.05         $  0.17               $  0.09            $  0.78(1)
                        ===========================================================================================================
                                                                                  1996 QUARTERS ENDED
                        (in thousands,                   --------------------------------------------------------------------------
                        except per share amounts)        APRIL 30, 1996    JULY 31, 1996      OCTOBER 31, 1996   JANUARY 31, 1997
                        -----------------------------------------------------------------------------------------------------------
                        Net sales                           $29,560         $34,906               $32,573            $58,435
                        Gross profit                         11,626          14,214                13,064             25,436
                        Income from operations                1,608           3,847                 2,310             11,266
                        Income (loss) before
                          extraordinary item                   (858)          1,406                   457              6,338
                        Net income (loss)                      (858)         12,570(2)                457              5,231(2)
                        Diluted earnings per share:
                          Income (loss) before
                            extraordinary item              $ (0.17)        $  0.16               $  0.05            $  0.63
                        ===========================================================================================================

                        (1) Reflects extraordinary loss on extinguishment of
                            debt in the fourth quarter of fiscal 1997 (See
                            Note 10,(1) Extraordinary Items).
                        (2) Reflects extraordinary gain on extinguishment of
                            debt in the second quarter of fiscal 1996 and extraordinary (1) loss on extinguishment of debt in the fourth quarter of fiscal 1996 (see Note 10, Extraordinary Items).

                                        Marks Bros. Jewelers, Inc.
                        -------------------------------------------------------

                                    REPORT OF INDEPENDENT ACCOUNTANTS

                        [COOPER & LYBRAND LOGO]

                        To the Board of Directors of
                        Marks Bros. Jewelers, Inc.

                        We have audited the accompanying balance sheets of Marks Bros. Jewelers, Inc. (the "Company") as of January
                        31, 1998 and 1997 and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
                             We conducted our audits in accordance with
                        generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                             In our opinion, the financial statements referred
                        to above present fairly, in all material respects, the financial position of Marks Bros. Jewelers, Inc. as of January 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.


                                                  /s/ Coopers & Lybrand L.L.P.
                                                  ----------------------------

                        Chicago, Illinois
                        March 12, 1998



                        MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
                             The Company's stock began trading on the NASDAQ
                        National Market System under the symbol MBJI on May 2, 1996. At April 24, 1998, there were approximately 160 registered shareholders.

                                                  1998                    1997
                                        -----------------------------------------------
                                            High         Low        High         Low
                        --------------------------------------------------------------
                        First Quarter   $  12.250     $  9.000     $    --     $    --
                        Second Quarter     13.875       10.500      24.750      20.000
                        Third Quarter      18.125       10.875      28.250      20.000
                        Fourth Quarter     17.750       14.000      23.750       8.000


                             The Company has not declared any dividends in
                        fiscal 1997 and 1996 and intends to retain its earnings to finance future growth. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends, if any, is subject to the discretion of the Board of Directors of the Company and to certain limitations under the General Corporation Law of the State of Delaware. In addition, the Company's Credit Agreement contains restrictions of the Company's ability to pay dividends. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.