Form 10-K, Exhibit 13
period 1999-01-31
WHITEHALL JEWELLERS INC
filed 1999-04-30
CIK 868984

                                  WHITEHALL(R)
                            WHITEHALL JEWELERS, INC.

                                   [GRAPHIC}


                               1998 Annual Report

                             ---------------------
                                Company Profile
                             ---------------------

Whitehall Jewellers, Inc. (formerly Marks Bros. Jewelers, Inc.) is a leading national specialty retailer of fine jewelry operating 250 stores in 28 states as of January 31, 1999. Founded in 1895, the Company operates stores in regional and superregional shopping malls under the names Whitehall Co. Jewellers, Lundstrom Jewelers, and Marks Bros. Jewelers. Whitehall Jewellers, Inc.'s Common Stock is traded on the NASDAQ National Market System under the symbol "WHJI."


                                 [MAP GRAPHIC]


                                                           FISCAL         Fiscal        Fiscal
(in thousands, except per share data)                        1998           1997          1996
----------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net sales .............................................  $238,942       $188,898      $155,474
Income from operations ................................  $ 27,313       $ 22,216      $ 19,031
Pro forma net income(1) ...............................  $ 14,262       $ 11,230      $  7,343
Pro forma net income per share(1)......................  $   1.38       $   1.10      $   0.89
Return on equity(2)....................................      25.9%          26.3%          N/A
----------------------------------------------------------------------------------------------

(1) Pro forma results exclude the extraordinary gain on the extinguishment of debt in the second quarter of fiscal 1996 and the extraordinary loss on the extinguishment of debt in the fourth quarters of fiscal 1997 and 1996. The effects of the Company's IPO, recapitalization and follow-on equity offering in fiscal 1996 are reflected as of the date they occurred.

(2) Return on equity is calculated by dividing pro forma net income by average shareholders' equity.

-------------------
TO OUR SHAREHOLDERS
-------------------

There's a new name on the cover of this year's annual report. On January 20, 1999, we changed our corporate name from Marks Bros. Jewelers, Inc. to Whitehall Jewellers, Inc. to align our corporate name with our principal store brand -- and the commitment to quality, service and convenience that stands behind it.

        Fiscal 1998 was an exceptional year for our Company. We strengthened our position in today's consolidating jewelry industry by opening 34 new stores and acquiring a chain of 36 stores in the southeastern United States. With 250 stores in 28 states, we have the market presence and the operating scale to take better advantage of an economic climate that favors discretionary purchases. These factors, plus our efforts to expand our marketing programs and credit promotions, produced impressive gains in comparable store sales and propelled us to our seventh consecutive year of record sales and earnings. This performance demonstrates that our proven operating strategy of growing our store base and optimizing sales through upscale merchandising and well-timed promotions can produce the strong, sustained growth our shareholders expect.

RECORD RESULTS
Whitehall Jewellers continued its track record of delivering strong growth in sales and earnings. Net sales for the fiscal year ended January 31, 1999 increased 26.5% over the prior fiscal year to $238.9 million. This increase reflects a 5.8% increase in comparable store sales, plus sales from acquired stores and new stores opened during the year. Income from operations rose nearly 23% to $27.3 million from $22.2 million in fiscal 1997. Income before extraordinary items rose to $14.3 million, or $1.38 per diluted share, versus $11.2 million, or $1.10 per diluted share, for fiscal 1997.
        Over the past five years our operating strategy has produced a compounded annual growth rate in operating income of about 26%. Recognizing that our stock price does not fully reflect our sustained earnings performance, in February 1999 our Board of Directors authorized the purchase of up to $10 million of the Company's shares.

"WE ACCELERATED OUR GROWTH BY OPENING 34 NEW STORES AND ACQUIRING A CHAIN OF 36 STORES IN THE SOUTHEAST."

                                    [PHOTO]

OUR OPEN-STORE FORMAT PROVIDES AN ATTRACTIVE AND INVITING SHOPPING EXPERIENCE.


                                  ============
                                  STORE GROWTH
                             (Dollars in millions)

                                  [BAR GRAPH]



                                                            1998 Annual Report 1

A PROVEN FORMULA FOR GROWTH
The cornerstone of our growth strategy has been to open immediately productive new stores and to increase the productivity of existing stores. In 1998 we developed a third avenue for growth when we successfully completed a significant acquisition that gives us a strong presence in a dynamic, fast growing market.

Opening New Stores. In fiscal 1998 we opened 34 new stores -- compared to 30 stores in fiscal 1997 -- and entered several new markets including Los Angeles, Philadelphia and Portland, Oregon. We followed our proven operating strategy of opening small, center court stores in well-established, upscale malls. Our small store format gives us a distinct advantage by limiting the competition we face for prime store locations. And because we spread most of our new store openings throughout our current markets, we can effectively leverage our supervisory personnel and certain media advertising.
        By combining outstanding real estate with extensive jewelry assortments, we ensure that our new stores quickly achieve impressive sales results and generate strong returns on investment. Whitehall's average store generates about $1.1 million in sales, up from $990,000 in fiscal 1996. In fact, within twelve months of opening, our new stores typically achieve about 90% of the sales volume of a mature store. Our average sales per square foot of $1,323 is among the highest in the industry, making Whitehall Jewellers a desirable tenant.

Improving Store Productivity. The second key element of Whitehall's operating strategy is to continually increase the sales productivity of our stores. The Company has increased comparable store sales for 21 consecutive quarters. We also increased the size of our average merchandise sale from $273 in fiscal 1997 to $286 in fiscal 1998.
        Our growth in sales is in some measure due to our successful private label credit program which offers our customers the convenience of instant credit. Our non-recourse arrangement with a third-party source avoids credit risk to the Company and helps us maintain the quality of our earnings. It also allows our sales associates to focus on selling jewelry rather than on numerous credit functions.

"OUR 26% RETURN ON EQUITY PLACES US AT THE TOP OF OUR INDUSTRY."


                                    [PHOTO]

OPERATING TWO STORE CONCEPTS WITHIN A MALL ALLOWS US A SAFER, EASIER FORM OF EXPANSION.

                                  ============
                                  SALES GROWTH
                             (Dollars in millions)

                                  [BAR GRAPH]


2 Whitehall Jewellers, Inc.

        The decision to expand our marketing initiatives also directly impacts our sales growth. Marketing will play an increasingly important role in the years to come as we continue to expand our store base and build our brand identity. Our marketing database now contains valuable demographic and purchase-related information on over one million customers. With our greater operating scale, we are now well-positioned to leverage our marketing campaigns to cover more stores and reach more customers. In 1997, we initiated our first Christmas radio campaign that promoted about 30% of our stores. During 1998, our holiday radio campaign extended to nearly 50% of our stores. Along with our successful direct marketing campaign, radio advertising helped drive a fourth quarter comparable store sales increase of 8.3%.

Growing Through Acquisition. In September 1998, the Company made its first large-scale acquisition when we purchased the 36-store Jewel Box chain. These stores, located primarily in North Carolina and several surrounding states, have enabled Whitehall to quickly develop operating scale in a growing market where we had no significant presence. Like our existing stores, most have attractive, open storefronts and occupy prime corner locations in established malls. We have converted all of these stores to Whitehall/Lundstrom merchandise assortments, credit programs, operating procedures and nameplates. These stores have posted solid sales increases since the acquisition and should contribute to Whitehall's ongoing earnings momentum.

THE RIGHT PEOPLE
Every successful organization must know its customers and exceed their expectations. We serve our customers during special times in their lives -- often when they are giving a meaningful gift to a loved one. And these occasions require the special attention customers experience at Whitehall. We hire highly talented and motivated people and give them the tools they need to provide our customers with a wonderful shopping experience. We attract and retain sales associates through incentive programs that provide them bonus opportunities throughout the year. In 1998, we continued to build our infrastructure -- and provide our sales associates additional guidance and support -- by adding 10 new field-based supervisors.


"WE'VE INCREASED COMPARABLE STORE SALES FOR 21 CONSECUTIVE QUARTERS."

                                    [PHOTO]

OUR SMALL STORE FORMAT LIMITS COMPETITION FOR PRIME "CENTER COURT" LOCATIONS.

                            =======================
                            OPERATING INCOME GROWTH

                             (Dollars in millions)

                                  [BAR CHART]


                                                            1998 Annual Report 3

OUTLOOK
As a leader in the fine jewelry industry, Whitehall Jewellers has achieved consistent long-term success by responding to changing demographics and customer preferences. We cater to the more upscale baby boom generation that is characterized by above-average household incomes and greater spending on discretionary purchases. To better serve these customers, we have expanded our selection of upscale merchandise. Sales of big-ticket items over $3,000 now comprise over 15% of total sales, and many of our most popular items sell for $1,000 or more.
        In 1998, we continued our track record of posting strong growth in operating income. We did so by adhering to our proven operating strategy that combines new store expansion with upscale merchandising and attractive marketing campaigns that target our prosperous customer base. We also augmented this growth strategy when we completed a significant acquisition. We will consider similar opportunities in the future as today's large but fragmented jewelry industry continues to consolidate.
        In 1999, we will expand our operations further by opening approximately 40 new stores. We have reached agreement with developers to open stores in almost all of the locations we have targeted, and already have opened a number of stores since the beginning of fiscal 1999. While most of our growth will be concentrated in existing markets, we plan to enter the Indianapolis, Seattle and Austin, Texas markets this year.
        We are enthusiastic about our future growth opportunities. The investments we have made in new stores, marketing, infrastructure and talented people have produced impressive results. As we look ahead, we believe we have the operating and growth strategies to continue to capture additional market share and build shareholder value.


/s/ HUGH M. PATINKIN

HUGH M. PATINKIN
Chairman of the Board, Chief Executive Officer and President

"OUR STOCK REPURCHASE PROGRAM REFLECTS OUR CONFIDENCE IN THE COMPANY'S PROSPECTS FOR LONG-TERM GROWTH AND PROFITABILITY."

[PHOTO]

Executive Management (left to right):

MANNY A. BROWN
Executive Vice President -
Store Operations

JOHN R. DESJARDINS
Executive Vice President -
Finance and Administration,
Secretary

MATTHEW M. PATINKIN
Executive Vice President -
Store Operations

HUGH M. PATINKIN
Chairman of the Board,
Chief Executive Officer, President

LYNN EISENHEIM
Executive Vice President -
Merchandising

4  Whitehall Jewellers, Inc.

--------------------------------------------------------------------------------
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth certain financial and operating data of the Company. The selected statement of operations data and balance sheet data as of and for the fiscal year ended January 31, 1999 (fiscal 1998) and each of the four prior fiscal years are derived from audited financial statements of the Company. The selected financial information set forth below should be read in conjunction with"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited financial statements appearing elsewhere herein.

(in thousands, except per share and
   selected operating data)                         FISCAL 1998    Fiscal 1997       Fiscal 1996      Fiscal 1995       Fiscal 1994
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net sales                                            $  238,942     $  188,898          $155,474         $131,022          $106,683
Cost of sales (including buying and
 occupancy expenses)                                    139,368        110,873            91,134           77,722            64,223
------------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                        99,574         78,025            64,340           53,300            42,460
Selling, general and administrative expenses             72,261         55,809            45,309           37,887            30,748
------------------------------------------------------------------------------------------------------------------------------------
     Income from operations                              27,313         22,216            19,031           15,413            11,712
Interest expense                                          4,123          3,806             6,993           12,314            10,594
Stock award expense                                        --             --                --                461              --
ESOP compensation expense                                  --             --                --                590               547
------------------------------------------------------------------------------------------------------------------------------------
  Income from continuing operations
   before income taxes                                   23,190         18,410            12,038            2,048)              571
Income tax expense (benefit)(1)                           8,928          7,180             4,695          (14,924)             --
------------------------------------------------------------------------------------------------------------------------------------
     Net income before extraordinary items               14,262         11,230             7,343           16,972               571
Extraordinary item, net(2)                                 --           (1,035)           10,057             --                --
------------------------------------------------------------------------------------------------------------------------------------
     Net income                                      $   14,262     $   10,195          $ 17,400         $ 16,972          $    571
====================================================================================================================================
DILUTED EARNINGS PER SHARE:
     Net income before extraordinary items           $     1.38     $     1.10          $   0.89         $   3.49          $   0.11

SELECTED OPERATING DATA:
     Stores open at end of period                           250            191               164              146               131
     Average net sales per store(3)                  $1,100,000     $1,045,000          $990,000         $936,000          $836,000
     Average net sales per gross square foot(4)      $    1,323     $    1,325          $  1,247         $  1,187          $  1,068
     Average merchandise sale                        $      286     $      273          $    255         $    245          $    229
     Comparable store sales increase(5)                     5.8%           4.8%              7.9%            11.0%              7.6%

BALANCE SHEET DATA (AT END OF PERIOD):
     Working capital                                 $   38,478     $   34,967          $ 25,824         $ 21,512          $ 20,460
     Total assets                                       169,606        118,003            93,533           87,403            61,512
     Total debt                                          49,526         28,907            21,267          107,891           110,806
     Stockholders' equity (deficit)                      62,168         47,803            37,507          (47,858)          (66,578)

(1) Income tax benefit in the year ended January 31, 1996 (fiscal 1995) resulted from the reversal of the Company's deferred tax valuation allowance and corresponding recognition of a deferred tax asset.

(2) Reflects net extraordinary gain (loss) in connection with the extinguishment of debt (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Background" and Note 9 of Notes to Financial Statements).

(3) Average net sales per store represents the total net sales for stores open for a full fiscal year divided by the total number of such stores.

(4) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total square feet of such stores.

(5) A store becomes comparable after it has been open for 12 full months. Fiscal year 1998 includes sales from the acquired Jewel Box stores from October 1998 through January 1999.

                                                            1998 Annual Report 5

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements, including the notes thereto.

BACKGROUND
The Company is a leading, national specialty retailer of fine jewelry operating 250 stores in 28 states as of January 31, 1999. The Company's sales and income from operations have increased consistently since fiscal 1992 to $238.9 million and $27.3 million, respectively, in fiscal 1998. During that same period, the number of Company stores grew to 250 from 111, and the Company's average annual store sales increased to $1,100,000 from $784,000.

          To strengthen its capital structure and provide greater financial flexibility for new store openings, in May 1996, the Company completed an initial public offering and a concurrent restructuring of outstanding indebtedness which substantially reduced the Company's indebtedness and ongoing interest expense. In November 1996, the Company completed a second public offering that further strengthened the Company's capital structure, reduced indebtedness and enabled the Company to accelerate the pace of new store openings. A portion of the proceeds from the common stock offerings in fiscal 1996 were used to extinguish outstanding indebtedness prior to the stated maturity dates, and resulted in extraordinary gains and charges. In the fourth quarter of fiscal 1997, the Company completed a tender offer to purchase a portion of its subordinated debt, resulting in an extraordinary charge to earnings.

          The growth of the Company's net sales and earnings will depend to a significant degree on the Company's ability to successfully expand its operations through the opening of new stores. The Company plans to open approximately 40 stores in calendar 1999, and a similar number of stores in 2000. The Company's policy is to charge as incurred pre-opening costs associated with new stores.

          In September 1998, the Company acquired substantially all of the Jewel Box chain consisting of 36 jewelry stores located in eight states in the southeastern United States. The Company financed the acquisition through an amended and expanded term loan and revolving credit facility. All of the acquired stores have been converted to Whitehall/Lundstrom merchandise assortments, credit programs, operating procedures and brand names.

          A variety of factors affect the sales results for the Company's stores, including economic conditions, the retail sales environment, the availability and cost of credit from third party credit providers, the results of the Company's merchandising and marketing strategies, and the Company's ability to otherwise execute its business strategy. The Company experienced a 5.8% comparable store sales increase in fiscal 1998 (which includes sales from October 1998 through January 1999 from the Jewel Box stores acquired in September 1998). There can be no assurance that the Company will achieve comparable store sales increases in future reporting periods.

          The Company's business is highly seasonal, with a significant portion of its sales and most of its income generated during the fourth fiscal quarter ending January 31. The Company has historically experienced lower net sales in each of its first three fiscal quarters and expects this


6  Whitehall Jewellers, Inc.

--------------------------------------------------------------------------------
trend to continue. The Company has experienced net losses from time to time in one or more of its first three fiscal quarters. The Company's quarterly and annual results of operations may fluctuate significantly as a result of factors including the timing of new store openings; net sales contributed by new stores; increases or decreases in comparable store sales; timing of certain holidays; changes in the Company's merchandise, marketing, or credit programs; general economic, industry and weather conditions that affect consumer spending; and pricing, merchandising, marketing, credit and other programs of competitors.

RESULTS OF OPERATIONS
The following table sets forth for the periods indicated certain information derived from the statements of operations of the Company expressed as a percentage of net sales for such periods.

Percentage of Net Sales                                      FISCAL 1998   Fiscal 1997 Fiscal 1996
--------------------------------------------------------------------------------------------------
Net sales                                                       100.0%        100.0%       100.0%
Cost of sales (including buying and occupancy expenses)          58.3          58.7         58.6
--------------------------------------------------------------------------------------------------
     Gross profit                                                41.7          41.3         41.4
Selling, general and administrative expenses                     30.3          29.5         29.2
--------------------------------------------------------------------------------------------------
Income from operations                                           11.4          11.8         12.2
Interest expense                                                  1.7           2.0          4.5
--------------------------------------------------------------------------------------------------
     Income before income taxes                                   9.7           9.8          7.7
Income tax expense                                                3.7           3.8          3.0
--------------------------------------------------------------------------------------------------
     Net income before extraordinary items                        6.0           6.0          4.7
Extraordinary item, net                                            --          (0.6)         6.5
--------------------------------------------------------------------------------------------------
     Net income                                                   6.0%          5.4%        11.2%
==================================================================================================

FISCAL 1998 COMPARED TO FISCAL 1997

Net sales increased $50.0 million, or 26.5%, to $238.9 million in fiscal 1998 from $188.9 million in fiscal 1997. Comparable store sales increased $11.0 million, or 5.8% in fiscal 1998. Sales for the Jewel Box stores (purchased in September 1998) from October 1998 through January 1999 contributed approximately 0.3% of the comparable store sales increase for fiscal 1998. Sales from new stores contributed $27.8 million to the overall increase in net sales. Sales from the acquired stores contributed $12.5 million in increased sales. Increases in layaway balances contributed to a higher sales increase of $0.7 million compared to the prior fiscal year. These increases were offset partially by lower sales of $1.9 million related to store closings, together with stores closed for remodeling for limited periods. The total number of merchandise units sold increased by approximately 21.2% from fiscal 1997 to fiscal 1998, while the average price per merchandise sale increased by 4.8% to $286 in fiscal 1998 from $273 in fiscal 1997. Comparable store sales increased due to the strong economic environment for jewelry purchases, increased use of non-recourse credit, enhanced marketing programs, strong store inventory assortments, the contribution from the acquired jewelry stores and on-going improvements in the quality of the Company's store-based personnel. The Company opened 70 new stores (including the 36 acquired stores) and closed 11 stores during fiscal 1998, increasing the number of stores operated to 250 as of January 31, 1999 from 191 as of January 31, 1998.

                                                            1998 Annual Report 7

--------------------------------------------------------------------------------
Gross profit increased $21.5 million, or 27.6%, to $99.6 million in fiscal 1998, from $78.0 million in fiscal 1997. As a percentage of net sales, gross margin increased to 41.7% in fiscal 1998 from 41.3% in fiscal 1997. This increase was due to a shift in product mix to somewhat higher margin jewelry items and higher margins on gold, precious and semi-precious jewelry categories. Occupancy, distribution and buying costs decreased as a percentage of net sales due to economies of scale achieved through the Company's larger store base and increased net sales.

          Selling, general and administrative expenses increased $16.5 million, or 29.5%, to $72.3 million in fiscal 1998 from $55.8 million in fiscal 1997. As a percentage of net sales, selling, general and administrative expenses increased to 30.2% in fiscal 1998 from 29.5% in fiscal 1997. The dollar increase related primarily to higher advertising expenses ($1.3 million), higher payroll expenses ($10.6 million), increased other operating expenses ($2.9 million), and higher credit expenses ($1.5 million). Selling, general and administrative expenses attributable to the 34 stores opened and 36 stores acquired in fiscal 1998 and 30 stores opened in fiscal 1997 accounted for $10.4 million of the total increase in selling, general and administrative expenses. Expenses associated with the acquisition and integration of jewelry stores accounted for approximately $1.0 million of the increase. Advertising expenses increased in fiscal 1998 as compared to fiscal 1997 due to an expansion of the Company's marketing programs, including radio advertising during the Christmas holiday season and direct marketing campaigns. Payroll costs increased in fiscal 1998, as compared to fiscal 1997, due primarily to a continuing effort to upgrade the quality of store managers, an increase in incentive compensation paid to store-based personnel, plus the addition of more field-based supervisors. Credit sales as a percentage of net sales increased to 38.6% in fiscal 1998 from 38.0% in fiscal 1997 due to greater emphasis on private label credit promotions. The usage of private label credit contributed to an increase in the average price per merchandise sale and higher total sales.

          As a result of the factors discussed above, income from operations increased 22.9% to $27.3 million in fiscal 1998 from $22.2 million in fiscal 1997. As a percentage of net sales, income from operations decreased to 11.4% in fiscal 1998 from 11.8% in fiscal 1997.

          Interest expense increased $0.3 million, or 8.3%, to $4.1 million in fiscal 1998 from $3.8 million in fiscal 1997. As a percentage of net sales, interest expense decreased to 1.7% in fiscal 1998 from 2.0% in fiscal 1997. The dollar increase in interest expense was due primarily to higher average indebtedness.

FISCAL 1997 COMPARED TO FISCAL 1996
Net sales increased $33.4 million, or 21.5%, to $188.9 million in fiscal 1997 from $155.5 million in fiscal 1996. Comparable store sales increased $7.3 million, or 4.8%, in fiscal 1997. Sales from new stores contributed $26.9 million to the overall increase in net sales. Increases in layaway balances contributed to a higher sales increase of $0.4 million compared to the prior fiscal year. These increases were offset partially by lower sales of $1.1 million related to store closings, together with stores closed for remodeling for limited periods. The average number of units sold per store decreased by approximately 1.5% from fiscal 1996 to fiscal 1997, while the average price per merchandise sale increased by 7.1% to $273 in fiscal 1997 from $255 in fiscal 1996. Comparable store sales increased in large part due to increased advertising and promotional initiatives, including certain private label non-recourse credit programs, expanded assortments of upscale merchandise,




8 Whitehall Jewellers, Inc.

--------------------------------------------------------------------------------
and improvements in the quality of the Company's personnel, as well as a solid retail environment for most of the year. These increases were offset by higher returns as a result of the implementation of a more liberal customer return policy during fiscal 1997. The Company opened 30 new stores and closed three stores during fiscal 1997, increasing the number of stores operated to 191 as of January 31, 1998 from 164 as of January 31, 1997.

          Gross profit increased $13.7 million, or 21.3%, to $78.0 million in fiscal 1997 from $64.3 million in fiscal 1996. As a percentage of net sales, gross margin decreased slightly to 41.3% in fiscal 1997 from 41.4% in fiscal 1996. This decrease was due primarily to a shift in product mix to somewhat lower margin jewelry items. Occupancy, distribution and buying costs decreased as a percentage of net sales due to economies of scale achieved through the Company's larger store base and increased net sales.

          Selling, general and administrative expenses increased $10.5 million, or 23.2%, to $55.8 million in fiscal 1997 from $45.3 million in fiscal 1996. As a percentage of net sales, selling, general and administrative expenses increased to 29.5% in fiscal 1997 from 29.1% in fiscal 1996. The dollar increase related primarily to higher advertising expenses ($2.3 million), higher payroll expenses ($6.2 million) and higher credit expenses ($0.7 million). Selling, general and administrative expenses attributable to the 30 stores opened in fiscal 1997 and 20 stores opened in fiscal 1996 accounted for $7.9 million of the total increase in selling, general and administrative expenses. Advertising expenses increased in fiscal 1997 as compared to fiscal 1996 due to an expansion of the Company's marketing programs, including the addition of radio advertising during the Christmas holiday season. Payroll costs increased in fiscal 1997, as compared to fiscal 1996, due primarily to additions to the management team and an increase in the number of field-based supervisors, as well as a continuing effort to upgrade the quality of store managers and an increase in incentive compensation paid to store-based personnel. Private label non-recourse credit sales as a percentage of net sales decreased to 38.0% in fiscal 1997 from 40.1% in fiscal 1996 primarily as a result of the discontinuation of the first time buyers program in December 1996, which represented 4.2% of sales in fiscal 1996. While private label non-recourse credit sales as a percentage of total sales decreased, private label non-recourse credit sales excluding first-time buyers increased to 38.0% in fiscal 1997 from 36.0% in the previous year. In fiscal 1997, the Company used a one-year no-interest credit program which resulted in increased private label credit sales. These private label non-recourse credit sales carry higher discount rates than bankcard sales. The usage of private label non-recourse credit contributed to an increase in the average price per merchandise sale and higher sales.

          As a result of the factors discussed above, income from operations increased 16.7% to $22.2 million in fiscal 1997 from $19.0 million in fiscal 1996. As a percentage of net sales, income from operations decreased to 11.8% in fiscal 1997 from 12.2% in fiscal 1996.

          Interest expense decreased $3.2 million, or 45.6%, to $3.8 million in fiscal 1997 from $7.0 million in fiscal 1996. As a percentage of net sales, interest expense decreased to 2.0% in fiscal 1997 from 4.5% in fiscal 1996. The dollar decrease in interest expense was due primarily to lower average indebtedness and lower interest rates.

LIQUIDITY AND CAPITAL RESOURCES
Over the last three fiscal years, the Company's ongoing capital requirements have been to fund




                                                            1998 Annual Report 9

--------------------------------------------------------------------------------
increases in inventory at existing stores, to fund capital expenditures and working capital (primarily inventory) associated with the Company's new stores, and in fiscal 1998, to acquire stores from a third party. During the same period, the Company's primary sources of liquidity have been cash flow from operations and bank borrowings under the Company's credit facility.

          The Company's cash flow from operating activities increased to $11.0 million in fiscal 1998 from $0.4 million in fiscal 1997. Higher income from operations together with increases in accounts payable ($9.1 million), accrued expenses ($9.2 million), depreciation and amortization ($5.2 million), and the proceeds from accounts receivable sold ($4.0 million) were offset partially by increases in merchandise inventories ($28.5 million), layaway receivables ($0.9 million), and accounts receivable ($0.8 million). Cash used in investing activities included the purchase of 36 jewelry stores ($21.8 million) and the funding of capital expenditures ($14.7 million) related primarily to the opening of 34 new stores in fiscal 1998. Cash generated from financing activities included (i) proceeds from the term loan under the new credit facility ($20.0 million), (ii) an increase in revolver borrowings under the new credit facility ($12.0 million), (iii) proceeds from gold consigned under the gold consignment facility ($6.0 million), and (iv) proceeds from the exercise of stock options ($0.1 million). The Company increased its use of cash for financing activities in fiscal 1998 due in part to a decrease in the net amount of outstanding checks ($1.8 million). The Company utilized cash for financing activities in fiscal 1998 primarily to repay the previous term loan ($11.4 million). Stockholders' equity increased from $47.8 million at January 31, 1998 to $62.2 million at January 31, 1999.

          The Company's cash flow from operating activities increased to a positive cash flow of $0.4 million in fiscal 1997 from a cash flow shortfall of $3.6 million in fiscal 1996. Higher income from operations together with increases in accounts payable ($1.8 million), accrued expenses ($2.7 million), and deferred income tax ($4.2 million) were offset partially by increases in merchandise inventories ($20.6 million) and accounts receivable ($1.2 million). Cash used in investing activities include the funding of capital expenditures ($10.5 million), related primarily to the opening of 30 new stores in fiscal 1997. Cash generated from financing activities included (i) proceeds from the term loan ($11.4 million), (ii) an increase in revolver borrowings under the current revolving credit facility ($6.1 million), (iii) proceeds from the exercise of stock options ($0.1 million), and (iv) an increase in the net amount of outstanding checks ($2.4 million). The Company utilized cash in fiscal 1997 primarily to repay or repurchase subordinated debt ($9.9 million) and to pay associated costs ($1.0 million, net of tax). Stockholders' equity increased from $37.5 million at January 31, 1997 to $47.8 million at January 31, 1998.

          In September 1998, the Company amended and expanded its credit facility to a total of $110 million. The Company has a $90.0 million revolving credit facility and a $20.0 million term loan facility through September 10, 2003. A gold consignment facility of up to $40.0 million is available under the revolving credit facility. Interest rates and commitment fees charged on the unused facility float in a grid based on the Company's quarterly performance. Since these interest rates are determined by reference to Eurodollar or prime rates, changes in market interest rates can materially affect the Company's interest expense. Borrowings under the revolver are limited to a borrowing base determined based on levels of inventory and accounts receivable. The peak outstanding borrowings under the Company's revolver during fiscal 1998 and 1997 were $45.5 million and $32.5 million, respectively. The unused facility was $44.1 million as of January 31, 1999.

The Company has a gold consignment facility with a lending institution pursuant to which the Company accepts as consignee, and is responsible to return at some future date, a fixed number of





10 Whitehall Jewellers, Inc.

--------------------------------------------------------------------------------
ounces of gold. The periodic charges paid by the Company are computed based on a percentage of the value of the gold consigned. Therefore, an increase in the price of gold could increase substantially the annual costs to the Company of the gold consignment and the eventual cost to the Company upon the termination of this arrangement. During fiscal 1996 and 1998, the Company sold and simultaneously consigned 39,000 and 20,000 troy ounces of gold for $15.3 and $6.0 million, respectively. During fiscal 1997, the Company did not sell and consign any gold.

          On March 3, 1999, the Company sold and simultaneously consigned 10,500 troy ounces of gold for $3.0 million under its gold consignment facility. With the addition of the newly consigned gold, on September 10, 2003, the Company is required to repurchase 69,500 troy ounces of gold under the facility at the prevailing gold rate in effect on that date, or the facility will be renewed.

          A substantial portion of the merchandise sold by the Company is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing the Company's direct capital investment in inventory. The peak consigned inventories from merchandise vendors were $43.2 million and $32.5 million during fiscal 1998 and 1997, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, the financial condition of the Company and a number of economic or competitive conditions in the jewelry business or the economy generally. Any change in these relationships could have a material adverse effect on the Company's results of operations or financial condition.

          On February 19, 1999, the Company announced that its Board of Directors had authorized the repurchase of up to $10.0 million of its Common Stock. The repurchase program authorizes the Company to purchase shares over an 18 month period in the open market or through privately negotiated transactions. The program will be financed using the Company's revolving credit facility. As of March 31, 1999, the Company had repurchased 565,500 shares at a total cost of approximately $9.3 million.

          During 1999, the Company plans to open approximately 40 stores. New stores on average require inventory of approximately $450,000 and capital expenditures of approximately $250,000. Pre-opening expenses for each new store average approximately $20,000. The Company anticipates capital expenditures of approximately $16 million for new store openings and other fixed assets to be placed in service during fiscal 1999. Also, the Company intends to modify and upgrade its existing computer systems to be year 2000 compliant.

          The Company's inventory levels and working capital requirements historically have been highest in advance of the Christmas season. The Company has funded these seasonal working capital needs through borrowings under the Company's revolver and increases in trade payables and accrued expenses.

          Management expects that cash flow from operating activities and funds available under its revolving credit facility should be sufficient to support the Company's current new store expansion program and seasonal working capital needs for the foreseeable future.

INTEREST RATE RISK
The Company's exposure to changes in interest rates relates primarily to its borrowing activities to fund business operations. The Company principally uses floating rate borrowings under its revolving credit and term loan facilities. The Company does not use derivative financial instruments.

                                                           1998 Annual Report 11

--------------------------------------------------------------------------------
     The information below summarizes the Company's interest rate risk associated with debt obligations outstanding as of January 31, 1999. The table presents principal cash flows and related interest rates by fiscal year of maturity or repricing date.


                                           Expected Fiscal Year of Maturity/Repricing

(in thousands)                1999         2000       2001        2002      Thereafter    Total
-------------------------------------------------------------------------------------------------
Variable rate (a)          $48,886                                                       $48,886
Average interest rate         7.19%                                                         7.19%
Fixed rate                                                                   $   640     $   640
Average interest rate                                                          12.15%      12.15%

(a) Includes $20.0 million of term debt with scheduled principal payments due between January 1999 and September 2003. All term loans are variable rate which reprice within 1999. As of January 31, 1999, interest rates for borrowings under the revolving loan and term loan facility are, at the Company's option, Eurodollar rates plus 175 and 225 basis points, respectively, or the bank's prime rate plus zero and 50 basis points, respectively. Interest rates charged on the facility float in a grid based on the Company's quarterly financial performance.

GOLD PRICE RISK
The Company's exposure to changes in the price of gold relates to its borrowing activities under its gold consignment facility. The Company accepts as consignee, and is responsible to return at some future date, a fixed number of ounces of gold. The periodic charges paid by the Company are computed based on a percentage of the value of the gold consigned. An increase in the price of gold could substantially increase the annual costs to the Company of the gold consigned and the eventual costs to the Company upon the termination of this arrangement.

     The information below summarizes the Company's market risks associated with gold consigned as of January 31, 1999. The table below presents the number of troy ounces of gold consigned and the average gold prices by fiscal year of maturity.

                                          Expected Fiscal Year of Maturity

                              1999         2000       2001        2002      Thereafter    Total
-----------------------------------------------------------------------------------------------
Troy ounces of gold
 consigned                                                                    59,000     59,000
Average gold price                                                              $290       $290

INFLATION
The Company believes that inflation generally has not had a material effect on the results of its operations. There is no assurance, however, that inflation will not materially affect the Company in the future.

YEAR 2000
The "Year 2000" problem concerns the inability of information systems to properly recognize and process date-sensitive information beyond January 1, 2000. Like many companies, "Year 2000" computer hardware and software failures of internal systems and/or of third party systems could have a significant, adverse impact on all aspects of the Company's operations. Because of the range



12 Whitehall Jewellers, Inc.

--------------------------------------------------------------------------------
of possible issues and the large number of variables involved, it is impossible to quantify the potential cost of problems should the Company's remediation efforts or the efforts of third parties with whom the Company does business not be successful. The Company recognizes the need to address this problem in order to minimize the effects of the "Year 2000" issue on its operations and its relationships with vendors and other third parties. The Company is using both internal and external resources to complete its "Year 2000" project.
     The Company operates exclusively in one business segment, specialty retail jewelry. All stores are located within the United States. The Company's two principle mission-critical systems applications are the point-of-sale ("POS") terminals and software which control store transaction processing, and the centrally maintained information systems infrastructure which controls financial, merchandising and administrative systems.
     All stores use the same POS software which is licensed from a third-party vendor. In the fall of 1998, a "Year 2000" compliant version of the POS software was installed at all stores. Testing of the new software is complete. The Company has replaced approximately two-thirds of its POS desktop terminals with "Year 2000" compliant terminals. The remaining portion is expected to be replaced during the summer of 1999.
     The Company's financial management, information technology, merchandising and other administrative functions operate centrally from the Company's corporate office. The Company uses a mid-range computing platform which is complemented by various networks. The operating systems and hardware platforms were upgraded, tested and are currently "Year 2000" ready. The replacement or upgrading of financial management and various customized software packages is between approximately 50% and 70% complete. These systems upgrades, replacements, renovations, and testing thereof, are scheduled to be completed during the summer of 1999. Such completion is currently on schedule. With respect to systems that the Company is not upgrading, the Company is currently renovating those systems to be "Year 2000" compliant.
     The Company is developing contingency plans to address unforeseen system or environmental failures due to the "Year 2000" issue. The major focus of these plans is to have documented procedures to handle the mission-critical functions and to define the business tactics to identify and manage certain problems which may occur as a result of the "Year 2000" issue in as non-disruptive a manner as possible. The Company does not expect to be able to develop feasible contingency plans to address all "Year 2000" related failures; and contingency plans which are developed will only mitigate the impact of "Year 2000" failures.
     The Company's total costs for making its mission-critical systems "Year 2000" compliant are not expected to be material to the Company's financial condition. The estimated total cost of the "Year 2000" project is expected to approximate $1.0 million. To date, the total amount expended on the project is approximately $500,000.
     The Company believes that the systems upgrades, replacements and renovations will be made on a timely basis, and that the "Year 2000" issue with respect to the Company's internal systems will not pose significant operational problems or result in costs that have a material adverse impact on the Company's business, financial condition or results of operations. A failure by the Company to timely address the "Year 2000" issue, or a failure by the Company to maintain adequate information systems capacity and infrastructure as it upgrades, replaces and renovates its information






                                                           1998 Annual Report 13

--------------------------------------------------------------------------------
systems could have a material adverse impact on the Company's business, financial condition or results of operations.
     In addition to the Company's internal systems, certain systems of third party suppliers and service providers which are not currently "Year 2000" compliant could adversely impact the Company's operations. The Company has confirmed with its primary lenders and private-label and other credit suppliers that their systems are, or will on a timely basis be, "Year 2000" compliant. In addition, certain key vendors and service providers have confirmed orally that they are implementing plans to address the "Year 2000" issue. The Company will continue communicating with its key suppliers and key service providers to monitor their plans to address, and progress in addressing, the "Year 2000" issue and to evaluate any impact on the Company. However, there can be no assurance that the systems of third parties with whom the Company does business will be converted timely. A failure by any such third party to timely address the "Year 2000" issue could have a material adverse impact on the Company's business, financial condition or results of operations.

FORWARD-LOOKING STATEMENTS
All statements, trend analysis and other information contained in this report relative to markets for the Company's products and trends in the Company's operations or financial results, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (1) the extent and results of the Company's store expansion strategy; (2) the seasonality of the Company's business; (3) economic conditions, the retail sales environment and the Company's ability to execute its business strategy and the related effects on comparable store sales and other results; (4) the success of the Company's marketing and promotional programs; (5) the extent to which the Company is able to retain and attract key personnel; (6) competition; (7) the availability and cost of consumer credit;
(8) relationships with suppliers; (9) timely "Year 2000" compliance by the Company and third party suppliers and service providers; (10) the Company's ability to maintain adequate information systems capacity and infrastructure;
(11) the efficient and successful integration of the Jewel Box locations and assets into the Company's existing operations; (12) the Company's leverage; (13) fluctuations in gem and gold prices; (14) regulation; and (15) the risk factors listed from time to time in the Company's filings with the Securities and Exchange Commission.


14 Whitehall Jewellers, Inc.

----------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JANUARY 31, 1999, 1998 AND 1997

(in thousands, except for per share data)                                          1999             1998              1997
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      $238,942         $188,898          $155,474
Cost of sales (including buying and occupancy expenses)                         139,368          110,873            91,134
----------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                                99,574           78,025            64,340
Selling, general and administrative expenses                                     72,261           55,809            45,309
----------------------------------------------------------------------------------------------------------------------------
     Income from operations                                                      27,313           22,216            19,031
Interest expense                                                                  4,123            3,806             6,993
----------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                                  23,190           18,410            12,038
Income tax expense                                                                8,928            7,180             4,695
----------------------------------------------------------------------------------------------------------------------------
     Income before extraordinary items                                           14,262           11,230             7,343
Extraordinary item, net                                                              --           (1,035)           10,057
----------------------------------------------------------------------------------------------------------------------------
     Net income                                                                $ 14,262         $ 10,195          $ 17,400
============================================================================================================================
Basic earnings per share:
     Income before extraordinary items                                         $   1.40         $   1.11          $   0.93
     Extraordinary item, net                                                         --            (0.10)             1.28
----------------------------------------------------------------------------------------------------------------------------
     Net income                                                                $   1.40         $   1.01          $   2.21
============================================================================================================================
     Weighted average common share and common share equivalents                  10,183           10,093             7,868
Diluted earnings per share:
     Income before extraordinary items                                         $   1.38         $   1.10          $   0.89
     Extraordinary item, net                                                         --            (0.10)             1.22
----------------------------------------------------------------------------------------------------------------------------
     Net income                                                                $   1.38         $   1.00          $   2.11
============================================================================================================================
     Weighted average common share and common share equivalents                  10,330           10,225             8,216

The accompanying notes are an integral part of the financial statements.

                                                           1998 Annual Report 15

-------------------------------------------------------------------------------
BALANCE SHEETS
AS OF JANUARY 31, 1999 AND JANUARY 31, 1998

(in thousands, except for share amounts)                                                 1999           1998
--------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Accounts receivable, net                                                         $   3,147      $   2,532
   Layaway receivables, net                                                             3,514          2,636
   Merchandise inventories                                                            116,748         85,053
   Other current assets                                                                 1,329            996
   Deferred income taxes, net                                                           1,518          1,257
   Deferred financing costs                                                               143            240
--------------------------------------------------------------------------------------------------------------
          Total current assets                                                        126,399         92,714
Property and equipment, net                                                            34,304         22,701
Goodwill, net                                                                           6,448           --
Deferred income taxes, net                                                                926          1,953
Deferred financing costs                                                                1,529            635
--------------------------------------------------------------------------------------------------------------
          Total assets                                                              $ 169,606      $ 118,003
==============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Outstanding checks, net                                                          $   7,853      $   9,608
   Revolver loans                                                                      28,886         16,841
   Current portion of long-term debt                                                    2,750          1,000
   Accounts payable                                                                    25,601         16,525
   Income taxes                                                                         5,226          1,419
   Accrued payroll                                                                      4,174          2,906
   Other accrued expenses                                                              13,431          9,448
--------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                    87,921         57,747

Total long-term debt, net of current portion                                           17,890         11,066
Other long-term liabilities                                                             1,627          1,387
--------------------------------------------------------------------------------------------------------------
          Total liabilities                                                           107,438         70,200

Commitments and contingencies
Stockholders' equity:
   Common Stock ($.001 par value; 60,000,000 shares authorized;
    10,185,842 shares, 10,149,019 shares issued and outstanding, respectively)             10             10
   Class B Common Stock ($1.00 par value; 29,567 shares authorized;
    101 shares issued and outstanding)                                                   --             --
   Class C Common Stock ($.001 par value; 39,371 shares authorized;
    no shares issued and outstanding)                                                    --             --
   Class D Common Stock ($.001 par value; 60,000 shares authorized;
    no shares issued and outstanding)                                                    --             --
   Additional paid-in capital                                                          60,008         59,905
   Accumulated earnings (deficit)                                                       2,150        (12,112)
   Treasury stock, 17 shares at cost                                                     --             --
--------------------------------------------------------------------------------------------------------------
          Total stockholders' equity                                                   62,168         47,803
--------------------------------------------------------------------------------------------------------------
          Total liabilities and stockholders' equity                                $ 169,606      $ 118,003
==============================================================================================================

The accompanying notes are an integral part of the financial statements.



16 Whitehall Jewellers, Inc.

-------------------------------------------------------------------------------
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED JANUARY 31, 1999, 1998 AND 1997

(in thousands,                         Common      Class B       Additional     Accumulated    Treasury   Deferred ESOP
except for share amounts)               Stock    Common Stock Paid-In Capital Earnings/(Deficit) Stock     Compensation
------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1996             $--           $ 30          $ 8,766       $(14,673)      $(20,333)    $(21,648)
Net income                               --             --             --           17,400)          --             --
Issued 3,269,500 shares in
 initial public offering                    3           --           40,413           --             --             --
Conversion of stock                         6          (24)              18           --             --             --
Restructuring of ESOP                    --             --          (15,609)        (3,027)        (3,012)      21,648
Cancellation of treasury stock             (1)          (6)              (5)       (23,333)        23,345           --
Issued 1,265,000 shares in
 secondary public offering                  1           --           25,697           --             --             --
Exercise of options                         1           --              524           --             --             --
Tax effect of the disqualifying
  disposition of stock options           --             --             --            1,326           --             --
------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1997                10           --           59,804        (22,307)          --             --
Net income                               --             --             --           10,195           --             --
Exercise of options                      --             --              101           --             --             --
------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                10           --           59,905        (12,112)          --             --
Net income                               --             --             --           14,262           --             --
Exercise of options                      --             --              103           --             --             --
------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 31, 1999             $  10         $ --          $60,008       $  2,150           --             --
========================================================================================================================



The accompanying notes are an integral part of the financial statements.




                                                           1998 Annual Report 17

--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 1999, 1998 AND 1997


(in thousands)                                                                 1999            1998            1997
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                                 $  14,262       $  10,195       $  17,400
 Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
     Loss (gain) on extinguishment of debt, net of taxes                         --               218         (10,687)
     Depreciation and amortization                                              5,204           3,964           3,656
     Interest on zero coupon notes                                               --              --               121
     Interest on senior accreting notes                                          --              --            (1,339)
     Interest on subordinated debt                                               --              --               790
     Loss on disposition of assets                                                 84              41             132
     Proceeds from accounts receivables sold, net                               4,041            --              --
     Changes in assets and liabilities, net of effects of acquisition:
          (Increase) in accounts receivable, net                                 (754)         (1,178)           (185)
          (Increase) in layaway receivables, net                                 (878)           (595)           (465)
          (Increase) in merchandise inventories, net of gold consignment      (28,476)        (20,571)        (24,376)
          (Increase) decrease in other current assets                            (216)           (358)             76
          Decrease in deferred taxes, net                                         688           4,241           1,584
          (Increase) in deferred financing costs                               (1,215)           (100)         (2,503)
          Increase in accounts payable                                          9,076           1,819           5,669
          Increase in accrued liabilities and long-term liabilities             9,193           2,712           3,869
------------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) operating activities                  11,009             388          (3,580)
Cash flows from investing activities:
     Capital expenditures                                                     (14,667)        (10,495)         (7,041)
     Payment for acquired jewelry stores                                      (21,760)           --              --
     Proceeds from assets sold, net                                               467            --                 8
------------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                               (35,960)        (10,495)         (7,033)
Cash flows from financing activities:
     Borrowing on old revolver loan                                              --              --            38,078
     Repayment of old revolver loan                                              --              --           (40,197)
     Borrowing on new revolver loan                                           273,930         499,529         224,835
     Repayment of new revolver loan                                          (261,885)       (493,435)       (214,088)
     Repayment of term loan                                                      --              --           (15,000)
     Repayment of old term loan                                               (11,426)           --           (26,600)
     Repayment of senior accreting note                                          --              --           (50,502)
     Repayment of zero coupon note                                               --              --            (2,000)
     Repayment of old subordinated debt                                          --              --           (10,618)
     Repayment of new subordinated debt                                          --            (9,880)         (9,480)
     Proceeds from term loan                                                   20,000          11,426          15,000
     Proceeds from subordinated debt                                             --              --            20,000
     Proceeds from gold consignment                                             5,984            --            15,295
     Proceeds from stock issuance, net                                           --              --            66,114
     Proceeds from exercise of stock options                                      103             101             525
     Increase (decrease) in outstanding checks, net                            (1,755)          2,366            (749)
------------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                            24,951          10,107          10,613
------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                          --              --              --
Cash and cash equivalents at beginning of period                                 --              --              --
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                  $    --         $    --         $    --
========================================================================================================================
Supplemental disclosures of cash flow information:
     Interest paid during year                                              $   3,913       $   3,481       $   4,304
     Income taxes paid during year                                              4,659             945              82
Non-cash financing activity:
     Tax effect of compensation expense                                     $    --         $    --         $     --
     Tax effect of the disqualifying disposition of stock options                --              --             1,326

The accompanying notes are an integral part of the financial statements.


18 Whitehall Jewellers, Inc.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF OPERATIONS

The financial statements of Whitehall Jewellers, Inc. (formerly Marks Bros. Jewelers, Inc.) (the "Company") include the results of the Company's chain of specialty retail fine jewelry stores. The Company operates exclusively in one business segment, specialty retail jewelry. The Company has a national presence with 250 stores as of January 31, 1999, located in 28 states operating in regional or super-regional shopping malls.

--------------------------------------------------------------------------------

2. ACQUISITION

On September 10, 1998, the Company acquired substantially all of the assets of 36 jewelry stores operating under the Jewel Box name from Carlyle & Co. Jewelers and its affiliates, headquartered in Greensboro, North Carolina. The stores are located in eight states in the Southeastern United States. The Company purchased all associated inventory, accounts receivable and fixed assets for approximately $22 million (including fees and other costs) in cash (the "Acquisition"). The Company financed the Acquisition through a term loan and revolving credit facility under its new Credit Agreement (see Note 8, Financing Arrangements). In a related transaction, the Company sold all of the acquired Jewel Box customer accounts receivable for cash to BancOne, N.A.

     The Acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of Acquisition. The excess of the purchase price over the fair value of the net assets acquired was approximately $6.6 million, and has been recorded as goodwill which is being amortized on a straight-line basis over 25 years. Goodwill amortization was $106,000 for the year ended January 31, 1999.

     The net purchase price was allocated as follows:

(in thousands)
------------------------------------------------------------------
Inventory                                               $  9,636
Accounts receivable                                        3,902
Other current assets                                         121
Fixed assets                                               1,861
Other accrued expenses                                      (315)
Goodwill                                                   6,555
------------------------------------------------------------------
Purchase price                                          $ 21,760
------------------------------------------------------------------


--------------------------------------------------------------------------------

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


CASH AND CASH EQUIVALENTS
For the purpose of the statements of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

OUTSTANDING CHECKS
Outstanding checks are stated net of store cash balances, of which cash balances were approximately $1,787,000 and $2,488,000 as of January 31, 1999 and 1998, respectively.

LAYAWAY RECEIVABLES, NET
Layaway receivables include those sales to customers under the Company's layaway policies that have not been collected fully as of the end of the year. Layaway receivables are net of customer payments received to date, and net of an estimate for those layaway sales which the Company anticipates will never be consummated. This estimate is based on the Company's historical calculation of layaway sales that will never be completed. While it is reasonably possible that the estimate will change, it is the Company's expectation that the financial impact will not be significant in the near term. The Company charges the customer to cover the costs of administration for inactive layaways.


                                                           1998 Annual Report 19

--------------------------------------------------------------------------------

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

PROPERTY AND EQUIPMENT
Property and equipment are carried at cost, less accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over estimated useful lives ranging from five to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease terms or ten years. Upon retirement or disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the results of operations.

LONG LIVED ASSETS
When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of long lived assets carrying values, using estimates of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

GOODWILL
Goodwill represents the excess of cost over the fair values of assets acquired and is amortized over 25 years using the straight-line method.

DEFERRED FINANCING COSTS
In connection with the Company's financing agreements, the Company incurred various financing costs which have been deferred on the Company's balance sheet and are amortized over the terms of the agreements.

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




 20 Whitehall Jewellers, Inc.

--------------------------------------------------------------------------------

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

COMPREHENSIVE INCOME
The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" for the years ended January 31, 1999, 1998 and 1997. The Company has no components of comprehensive income as defined by SFAS 130 which are not contained in net income as reported on the accompanying statements of operations.

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

RECLASSIFICATIONS
Certain amounts for the years ended January 31, 1998 and 1997 were reclassified to conform to the current year presentation.

--------------------------------------------------------------------------------

4. ACCOUNTS RECEIVABLE, NET

The Company has charged $1,278,000, $1,182,000, and $1,037,000 for doubtful accounts for the years ended January 31, 1999, 1998, and 1997, respectively.

(in thousands)                                                             1999             1998
-------------------------------------------------------------------------------------------------
Accounts receivable                                                       4,174           $3,225
Less: allowance for doubtful accounts                                    (1,027)            (693)
-------------------------------------------------------------------------------------------------
Accounts receivable, net                                                 $3,147           $2,532
=================================================================================================

--------------------------------------------------------------------------------

5. INVENTORY

As of January 31, 1999 and January 31, 1998, merchandise inventories consisted of:

(in thousands)                                                              1999             1998
-------------------------------------------------------------------------------------------------
Raw materials                                                           $  4,177          $ 3,504
Finished goods inventory                                                 112,571           81,549
-------------------------------------------------------------------------------------------------
Merchandise inventories                                                 $116,748          $85,053
=================================================================================================

     Raw materials consist primarily of diamonds, precious gems, semi-precious gems and gold. Included within finished goods inventory are allowances for inventory shrink, scrap, and miscellaneous costs of $3,948,000 and $1,700,000 for the years ended January 31, 1999 and 1998, respectively. As of January 31, 1999 and 1998, merchandise consignment inventories held by the Company that are not included in its balance sheets total $37,778,000 and $32,530,000, respectively. In addition, gold consignments of $21,279,000 and $15,295,000 are not included in the Company's balance sheet at

                                                           1998 Annual Report 21

--------------------------------------------------------------------------------

January 31, 1999 and 1998, respectively (see Note 8, Financing Arrangements).
     Certain general and administrative costs are allocated to inventory. As of January 31, 1999 and 1998, the amounts included in inventory are $1,950,000 and $1,688,000, respectively. General and administrative expenses allocated previously to inventory which are included in cost of sales were $2,945,000, $2,608,000, and $2,237,000 for the years ended January 31, 1999, 1998 and 1997, respectively.

--------------------------------------------------------------------------------

6. PROPERTY AND EQUIPMENT

Property and equipment includes the following as of January 31:

(in thousands)                                                             1999             1998
--------------------------------------------------------------------------------------------------
Furniture and fixtures                                                   $39,188          $31,174
Leasehold improvements                                                    22,398           15,005
--------------------------------------------------------------------------------------------------
Property and equipment                                                    61,586           46,179
Less accumulated depreciation and amortization                            27,282           23,478
--------------------------------------------------------------------------------------------------
Property and equipment, net                                              $34,304          $22,701
==================================================================================================


Depreciation expense was $4,791,000, $3,657,000, and $3,374,000 for the years ended January 31, 1999, 1998, and 1997, respectively.

--------------------------------------------------------------------------------

7. LONG-TERM LIABILITIES

Included in long-term liabilities at January 31, 1999 and 1998 are $1,627,000 and $1,387,000, respectively, of deferred lease costs.

--------------------------------------------------------------------------------

8. FINANCING ARRANGEMENTS

In conjunction with the Company's Acquisition (see Note 2, Acquisition), the Company entered into an Amended and Restated Revolving Credit, Term Loan and Gold Consignment Agreement (the "Credit Agreement") with its bank group to provide for a total facility of $110.0 million through September 10, 2003. The facility provides for a $20.0 million term loan and $90.0 million revolver facility. Proceeds from the Credit Agreement were used to repay the old credit facility and to fund the Acquisition.
     Under this Credit Agreement, the banks have a security interest in substantially all of the assets of the Company including those purchased in the Acquisition. The Credit Agreement contains certain restrictions on capital expenditures, investments, payment of dividends, assumption of additional debt, and mergers, acquisitions and divestitures, among others, and requires the Company to maintain certain financial ratios based on levels of funded debt, capital expenditures and earnings before interest, taxes, depreciation and amortization.

REVOLVER LOAN
The revolving loan facility under the Credit Agreement is available up to a maximum of $90.0 million, including amounts borrowed under the gold consignment facility, and is limited by a borrowing base computed based on the value of the Company's inventory and accounts receivable. Interest rates and commitment fees on the unused facility float in a grid based on the Company's quarterly financial performance.
     At January 31, 1999, interest rates for borrowings under this agreement were, at the Company's option, Eurodollar rates plus 175 basis points or the banks' prime rate. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. The interest expense under the current and former revolver facilities for the years ended January 31, 1999, 1998 and 1997 was



22 Whitehall Jewellers, Inc.

--------------------------------------------------------------------------------

$2,060,000, $1,646,000 and $793,000, respectively, reflecting a weighted average interest rate of 7.7%, 7.4% and 10.2%, respectively.

TERM LOANS
The term loan facility under the Credit Agreement is available up to a maximum of $20.0 million. At January 31, 1999, interest rates for these borrowings were, at the Company's option, Eurodollar rates plus 225 basis points or the banks' prime rate plus 50 basis points. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. Interest rates and the commitment fee charged on the unused facility float in a grid based on the Company's quarterly financial performance. The interest expense under the current and former term loan facilities for the years ended January 31, 1999, 1998 and 1997 for these borrowings was $1,139,000, $75,000, and $1,330,000, respectively, reflecting a weighted average interest rate of 7.8%, 7.9%, and 9.2%, respectively.

GOLD CONSIGNMENT FACILITY
During the second quarter of 1996, the Company sold and simultaneously consigned a total of 39,000 troy ounces of gold for $15.3 million under a gold consignment facility. During the second quarter of 1998, the Company sold and simultaneously consigned an additional 20,000 troy ounces of gold for $6.0 million. The facility provides for the sale of a maximum of 115,000 troy ounces of gold or $40.0 million. Under the agreement, the Company pays consignment fees of 175 basis points over the rate set by the bank based on the London Interbank Bullion Rates payable monthly. A commitment fee of 50 basis points per annum on the unused portion of the gold consignment facility is payable monthly. Interest rates and the commitment fees charged on the unused facility float in a grid based on the Company's quarterly financial performance. The consignment fees totaled $549,000, $447,000 and $445,000 for the years ended January 31, 1999, 1998 and 1997, respectively, at a weighted average rate of 3.5%, 3.4%, and 3.8%, respectively. On September 10, 2003, the Company is required to repurchase 59,000 troy ounces of gold under this agreement at the prevailing gold rate in effect on that date, or the facility will be renewed. Based on the gold rate as of January 31, 1999, the value of the gold consigned was $16.9 million.

SUBORDINATED NOTES
In conjunction with the Company's initial public offering, subsequent follow-on offering and recapitalization, the Company issued Senior Subordinated Notes totaling $20,000,000 due in 2004. Series A Senior Subordinated Notes due 2004 (the "Series A Notes") totaling $12,000,000 bear interest at 12.15% per annum payable in cash, with interest payments due quarterly. The Series B Senior Subordinated Notes due 2004 (the "Series B Notes") totaling $8,000,000 bear interest at 15% per annum increasing 1% per annum beginning May 1, 1998, payable in cash, with interest payments due quarterly.
     The Series A Notes subsequently were exchanged for the Series C Notes which are identical in all material respects to the Series A Notes, except that the Series C Notes have been registered under the Securities Act of 1933, as amended. The Series B Notes subsequently were exchanged for the Series D Notes which are identical in all material respects to the Series B Notes, except that the Series D Notes have been registered under the Securities Act of 1933, as amended.
     In conjunction with the Company's Common Stock offering in November 1996, the Series D Notes were redeemed at a premium (see Note 9, Extraordinary Items). In January 1998, $1,480,000 of the Series C Notes were redeemed for a total of $1,554,000. In January 1998, the Company completed a tender offer to purchase $9,880,000 of the Series C Notes at a premium of $1,087,000. Interest expense was $78,000 and $1,185,000 for the years ended January 31, 1999 and 1998, respectively.



                                                           1998 Annual Report 23

--------------------------------------------------------------------------------

     As of January 31, 1999 and 1998, the current portion and noncurrent portion of long-term debt consisted of the following:

(in thousands)                                                              1999             1998
--------------------------------------------------------------------------------------------------
Current portion of long-term debt:
Term loan                                                                $ 2,750          $ 1,000
--------------------------------------------------------------------------------------------------
Total                                                                    $ 2,750          $ 1,000
==================================================================================================
Long-term debt, net of current portion:
Term loan                                                                $17,250          $10,426
Subordinated debt                                                            640              640
--------------------------------------------------------------------------------------------------
Total                                                                    $17,890          $11,066
==================================================================================================

     Future scheduled maturities under the loan agreements, excluding the revolver for January 31, 1999, are as follows:

                                                                         Subordinated
(in thousands)                                               Term            Notes          Total
--------------------------------------------------------------------------------------------------
January 31, 1999                                           $  500           $ --          $   500
January 31, 2000                                            2,250             --            2,250
January 31, 2001                                            3,250             --            3,250
January 31, 2002                                            4,250             --            4,250
January 31, 2003                                            5,250             --            5,250
January 31, 2004                                            4,500             --            4,500
April 30, 2004                                                 --            640              640
--------------------------------------------------------------------------------------------------
TOTAL                                                     $20,000           $640          $20,640
==================================================================================================

     The carrying amount of the Company's borrowings under the Credit Agreement and other long-term borrowings approximate fair value.

DEFERRED FINANCING COSTS
In conjunction with the Company's recapitalization of its financing arrangements, the Company incurred $2,503,000 in deferred financing costs. In conjunction with the Company's initial public offering and tender offer to purchase debt and subsequent repayment of debt, $358,000 and $781,000 of these costs were included in extraordinary loss on repayment of debt for the years ended January 31, 1998 and 1997, respectively (see Note 9, Extraordinary Items). In conjunction with the Company's new Credit Agreement, the Company incurred $1,100,000 in deferred financing costs which are being amortized over the term of the agreement. The unamortized portion of deferred financing costs from the previous financing arrangement is being amortized over the term of the new Credit Agreement. Amortization expense in the years ended January 31, 1999, 1998 and 1997 was $303,000, $308,000 and $282,000, respectively.

--------------------------------------------------------------------------------

9. EXTRAORDINARY ITEMS

In connection with the Company's initial public offering and recapitalization of its financing arrangements, the Company utilized a debt discount due to the early repayment of debt of approximately $18.3 million, less taxes of $7.1 million, resulting in an extraordinary gain on extinguishment of debt.

     The $18.3 million of debt discount consists of the following:

          i)        $0.6 million on the senior accreting notes

          ii)       $4.0 million on the zero coupon note

          iii)      $13.7 million on the senior subordinated debt


24 Whitehall Jewellers, Inc

--------------------------------------------------------------------------------

     In the fourth quarter of fiscal 1996, the Company recorded an extraordinary loss of $1.1 million, net of $0.7 million of tax, in connection with the redemption of the Series D Notes (see Note 8, Financing Arrangements). The loss consisted of $1.0 million of costs associated with the extinguishment of debt and $0.8 million in write-off of deferred financing costs. In the fourth quarter of fiscal 1997, the Company recorded an extraordinary loss of $1.0 million, net of $0.7 million tax in connection with the tender offer to purchase Series C notes (see Note 8, Financing Arrangements). The loss consisted of $1.3 million of costs associated with the extinguishment of debt and $0.4 million write-off of deferred financing costs.

--------------------------------------------------------------------------------

10. INCOME TAXES

The temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax asset and deferred tax liability and their approximate tax effects are as follows, as of January 31:

                                                        1999                         1998
                                          -----------------------------------------------------------
                                              TEMPORARY       TAX         Temporary         Tax
(in thousands)                               DIFFERENCE      EFFECT       Difference       Effect
--------------------------------------------------------------------------------------------------
Merchandise inventories                        $  665       $  263          $  878        $  342
Property and equipment, net                       994          393           1,185           462
Accrued rent                                    1,627          642           1,385           540
Other                                           3,077        1,216           2,346           915
Net operating loss carryforwards                   --           --           2,164           844
AMT credit carryforward                            --           --             175           175
--------------------------------------------------------------------------------------------------
     Total deferred tax asset                   6,363        2,514           8,133         3,278
--------------------------------------------------------------------------------------------------
Other liability                                   177           70             177            68
--------------------------------------------------------------------------------------------------
     Total deferred tax liability                (177)         (70)           (177)          (68)
--------------------------------------------------------------------------------------------------
     Net deferred tax asset                    $6,186       $2,444          $7,956        $3,210
==================================================================================================

     The net current and non-current components of deferred income taxes recognized in the balance sheet at January 31 are as follows:


(in thousands)                                                              1999             1998
--------------------------------------------------------------------------------------------------
Net current assets                                                        $1,518           $1,257
Net non-current assets                                                       926            1,953
--------------------------------------------------------------------------------------------------
                                                                          $2,444           $3,210
==================================================================================================

     The income tax expense for the years ended January 31, consists of the following:


(in thousands)                                               1999           1998            1997
--------------------------------------------------------------------------------------------------
Current expense                                            $8,162         $2,456          $ 1,381
Deferred tax expense                                          766          4,063            9,744
--------------------------------------------------------------------------------------------------
Total income tax expense                                   $8,928         $6,519          $11,125
==================================================================================================


                                                           1998 Annual Report 25

--------------------------------------------------------------------------------


     The provision for income taxes on income differs from the statutory tax expense computed by applying the federal corporate tax rate of 35% for the year ended January 31, 1999 and 34% for the years ended January 31, 1998 and 1997.

(in thousands)                                              1999            1998            1997
--------------------------------------------------------------------------------------------------
Taxes computed at statutory rate                          $8,116          $5,683         $ 9,699
State tax expense, net of federal benefit                    943             743           1,457
Other                                                       (131)             93             (31)
--------------------------------------------------------------------------------------------------
Total income tax expense                                  $8,928          $6,519         $11,125
==================================================================================================

--------------------------------------------------------------------------------

11. COMMON STOCK

Following are the number of shares issued for each of the Company's classes of Common Stock as of January 31:

                                                           Class B         Class C           Class D
                                     Common Stock       Common Stock     Common Stock     Common Stock
                                   (Par value $.001)  (par value $1.00)(par value $.001)(par value $.001)
-----------------------------------------------------------------------------------------------------------
Balance at January 31, 1995             3,450,411            29,567          39,370            --
Issuance of Stock Awards                  506,147                --              --            --
-----------------------------------------------------------------------------------------------------------
Balance at January 31, 1996             3,956,558            29,567          39,370            --
-----------------------------------------------------------------------------------------------------------
Exercise of Warrants                      177,887                --              --            --
Conversion of Class C
   Shares to Common                     1,394,521                --         (39,370)           --
Conversion of Class B
   Shares to Common                       918,270           (25,915)             --            --
Cancellation of Shares
   Received from ESOP                     (74,384)               --              --            --
Cancellation of Treasury Shares        (1,396,785)           (3,551)             --            --
Initial Offering                        3,269,500                --              --            --
Secondary Offering                      1,265,000                --              --            --
Exercise of Options                       550,592                --              --            --
-----------------------------------------------------------------------------------------------------------
Balance at January 31, 1997            10,061,159               101              --            --
-----------------------------------------------------------------------------------------------------------
Exercise of Options                        87,877                --              --            --
-----------------------------------------------------------------------------------------------------------
Balance at January 31, 1998            10,149,036               101                            --
-----------------------------------------------------------------------------------------------------------
Exercise of Options                        36,823                --              --            --
-----------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 31, 1999            10,185,859               101              --            --
===========================================================================================================

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

--------------------------------------------------------------------------------

12. EARNINGS PER COMMON SHARE

The Company adopted SFAS No. 128, "Earnings Per Share," in 1997. This new accounting pronouncement eliminates the measure of performance called "primary" earnings per share and replaces it with "basic" earnings per share. The essential difference between the two calculations is that the dilutive effects of stock options outstanding are not considered in the basic computation. As a result, basic earnings per share tend to be slightly higher than primary earnings per share. The pronouncement also changed the measure previously reported as "fully diluted" earnings per share to "diluted" earnings per share. All prior periods have been restated.

26 Whitehall Jewellers, Inc.

--------------------------------------------------------------------------------

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

                                         1999                   1998                     1997
------------------------------------------------------------------------------------------------------
                                  BASIC       DILUTED      Basic    Diluted         Basic      Diluted
------------------------------------------------------------------------------------------------------
EPS Numerator:
Income before extraordinary
   item                         $14,262       $14,262    $11,230    $11,230        $7,343       $7,343
EPS Denominator:
Average common shares
   outstanding:                  10,183        10,183     10,093     10,093         7,868        7,868
Effect of dilutive securities:
Stock options                        --           147         --        132            --          348
------------------------------------------------------------------------------------------------------
Total shares                     10,183        10,330     10,093     10,225         7,868        8,216
======================================================================================================
Earnings per share before
   extraordinary item           $  1.40       $  1.38    $  1.11    $  1.10        $ 0.93       $ 0.89
======================================================================================================

     On February 19, 1999, the Company announced that its Board of Directors had authorized the repurchase of up to $10.0 million of its Common Stock. Shares repurchased by the Company will reduce the weighted average number of common shares outstanding for basic and diluted earnings per share calculations. As of March 31, 1999, the Company had repurchased 565,500 shares at a total cost of approximately $9.3 million.

--------------------------------------------------------------------------------

13. EMPLOYEE BENEFIT PLANS

Effective October 1, 1997, the Company established a 401(k) Plan (the "Plan") for the benefit of substantially all employees. Employees become eligible to participate in the Plan after one year of service which is defined as at least one year of employment and 1,000 hours worked in that year. The Company may make discretionary contributions to the Plan. No such contributions have been made.
     In 1988, the Company established an Employee Stock Ownership Plan (the "ESOP"), which is a noncontributory plan established to acquire shares of the Company's Class B Common Stock for the benefit of all employees. In conjunction with the completion of the Company's initial public offering and recapitalization of its financing arrangements, the Company restructured its ESOP. As of January 31, 1998, all remaining shares had been released to participants. As long as the Company's stock is publicly traded, the Company is not required to repurchase shares from ESOP participants. The only remaining activity of the ESOP is to make distributions to existing participants or beneficiaries.
--------------------------------------------------------------------------------

14. STOCK PLANS

On September 28, 1995, the Company authorized the equivalent of 693,098 options under the Incentive Stock Option Plan (the "1995 Plan") to be granted to certain members of the Company's management. Options for the equivalent of 688,228 were issued at exercise prices ranging from $0.90 to $0.99 per share. These prices are greater than or equal to the fair market value at the date of grant, as determined by an independent third party valuation. The options allow the holders to purchase Common Stock within a period ranging from five years to five years and eight months,


                                                           1998 Annual Report 27

--------------------------------------------------------------------------------

at a fixed price. No expense was recorded in connection with these options. On September 28, 1995, the Company granted the equivalent of 506,148 shares of Restricted Stock to certain members of the Company's management. During fiscal 1995, the Company recognized $461,000 in compensation expense relating to the issuance of these shares. This amount represents the fair market value of the shares at the grant date, as determined by an independent third party valuation.
     In April 1996, the Company approved the 1996 Long-Term Incentive Plan (the "1996 Plan"). Under the 1996 Plan, the Company may grant incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options. In addition, the Company may grant stock appreciation rights ("SARs"), bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of the performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 771,189 shares of Common Stock have been reserved for issuance under the 1996 Plan. Grants may be made under the 1996 Plan during the ten years after its effective date. Options granted under the 1996 Plan generally vest in four equal annual installments and expire ten years after the date of grant. Options and shares granted under the plans are subject to forfeiture based on, among other things, the nature and timing of the termination of employment.
     During the year ended January 31, 1997, the Company canceled and reissued 57,176 options that had been granted earlier in the year. These options were granted at various dates at current market prices ranging from $14.00 to $27.00, with a weighted-average exercise price of $19.57. These options were reissued at terms equal to the originally issued options with reduced exercise prices ranging from $10.13 to $10.75 and a weighted-average exercise price of $10.53. The reissued options were issued at exercise prices equal to the current market price of the Company's stock at the date of reissuance. No options which had been granted to executive officers were reissued.
     The Company approved the 1997 Long-Term Incentive Plan (the "1997 Plan") on February 24, 1997 and the stockholders adopted the 1997 Plan on June 5, 1997. Under the 1997 Plan, the Company may grant ISOs or nonqualified stock options. The 1997 Plan also provides for the grant of stock appreciation rights, bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 400,000 shares of Common Stock have been reserved for issuance under the 1997 Plan. Grants may be made under the 1997 Plan during the ten years after its effective date. Options granted under the 1997 Plan generally vest in four equal annual installments and expire ten years after the date of grant.
     In December 1997, the Company adopted the 1998 Non-Employee Director Stock Option Plan (the "1998 Plan"), effective February 1, 1998. Under the 1998 Plan, non-employee directors may elect to receive all or a designated amount of their directors' fee in the form of stock options. A total of 25,000 shares have been reserved for issuance under the 1998 Plan. Grants may be made during the ten years after its effective date. Options granted under the 1998 Plan vest at the end of the quarter in which the date of grant occurs and expire ten years after the date of grant. As of January 31, 1999, 10,223 options had been granted under the 1998 Plan.

28 WHITEHALL JEWELLERS, INC.

--------------------------------------------------------------------------------

     Option activity for the years ended January 31, 1997, 1998 and 1999 was as follows:

                                                                   Weighted-Average     Options
                                                    Shares          Exercise Price     Exercisable
---------------------------------------------------------------------------------------------------
Balance at January 31, 1996                        680,470               0.94             680,470
---------------------------------------------------------------------------------------------------
Options granted                                    761,716              14.30
Options exercised                                 (550,602)              0.95
---------------------------------------------------------------------------------------------------
Balance at January 31, 1997                        891,584              11.78             129,868
---------------------------------------------------------------------------------------------------
Options granted                                    189,150              11.55
Options exercised                                  (87,877)              0.94
Options canceled                                   (11,150)              9.68
---------------------------------------------------------------------------------------------------
Balance at January 31, 1998                        981,707             $12.73             232,424
---------------------------------------------------------------------------------------------------
Options granted                                    114,093              17.05
Options exercised                                  (36,823)              3.20
Options canceled                                   (21,575)             14.18
---------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 31, 1999                      1,037,402             $13.52             439,371
===================================================================================================

     For years ended January 31, 1999, 1998, and 1997, respectively, the weighted-average fair value of 114,093, 189,150, and 761,716 options at the date of grant with an exercise price equal to market price was $8.01, $6.27, and $7.65, respectively.
     The following table summarizes the status of outstanding stock options as of January 31, 1999:

                  Options Outstanding                             Options Exercisable
---------------------------------------------------------------------------------------------------
                   Number of       Weighted Average       Weighted-     Number of      Weighted-
    Range of        Options           Remaining           Average        Options       Average
Exercise Prices   Outstanding     Contractual Life    Exercise Price    Exercisable  Exercise Price
---------------------------------------------------------------------------------------------------
$ 0.90 - $ 0.90       13,700             6.66               $ 0.90        13,700           $ 0.90
$10.13 - $13.94      239,672             8.12               $11.26        75,443           $11.17
$14.00 - $14.00      684,540             7.26               $14.00       342,272           $14.00
$14.13 - $20.00       99,490             9.31               $17.34         7,956           $17.64
---------------------------------------------------------------------------------------------------
$ 0.90 - $20.00    1,037,402             7.65               $13.51       439,371           $13.16
===================================================================================================

     Had the Company elected to apply the provisions of SFAS No. 123, "Accounting for Stock Based Compensation" regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted during the years ended January 31, 1999, 1998 and 1997, reported net income and earnings per share would have been reduced as follows:

(in thousands, except per share amounts)  1999            1998             1997
--------------------------------------------------------------------------------
Net income, as reported              $   14,262      $   10,195      $   17,400
Pro forma net income                     12,641           8,782          16,495
Earnings per share, as reported            1.38            1.00            2.11
Pro forma earnings per share               1.22            0.86            2.01


                                                           1998 Annual Report 29

--------------------------------------------------------------------------------

     For purposes of pro forma net income and earnings per share calculation in accordance with SFAS No. 123, for each option granted under the 1995 Plan during the year ended January 31, 1996, the fair value is estimated as of the date of grant using the Minimum Value method using a weighted-average assumption of 6.1% risk-free interest rate and 5.5 year option life. For each option granted during the years ended January 31, 1999, 1998 and 1997, the fair value is estimated using the Black-Scholes option-pricing model. The assumptions used are as follows:

                                 1999      1998       1997
--------------------------------------------------------------------------------------------------
Risk-free interest rate          5.3%      6.4%       6.7%
Dividend yield                     0        0         0
Option life                    6 YEARS  6 years     6 years
Volatility                        40%       47%       45%

--------------------------------------------------------------------------------

15. COMMITMENTS

The Company leases office facilities and all retail stores, generally under noncancelable agreements for periods ranging from 7 to 13 years. Most leases require the payment of taxes, insurance and maintenance costs. Future minimum rentals under noncancelable operating leases as of January 31, 1999 are as follows:

(in thousands)          Years ending January 31,         Amount
--------------------------------------------------------------------------------
                        2000                           $ 16,033
                        2001                             15,836
                        2002                             15,233
                        2003                             14,303
                        2004                             13,753
                        thereafter                       47,564
                        ---------------------------------------
                                                       $122,722
                        =======================================

Total rental expense for all operating leases is as follows, for the years ended January 31:

                                                           1999           1998             1997
-------------------------------------------------------------------------------------------------
Rental expense:
Minimum                                                  $13,517        $10,748          $ 8,947
Rentals based on sales                                     2,015          1,746            1,523
-------------------------------------------------------------------------------------------------
                                                         $15,532        $12,494          $10,470
=================================================================================================


30 Whitehall Jewellers, Inc.

--------------------------------------------------------------------------------

16. UNAUDITED QUARTERLY RESULTS

The Company's results of operations fluctuate on a quarterly basis. The following table sets forth summary unaudited financial information of the Company for each quarter in fiscal 1998 and fiscal 1997. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this annual report, and reflects adjustments consisting of normal recurring adjustments necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto.

                                                      1998 QUARTERS ENDED
(in thousands,               --------------------------------------------------------------------
except per share amounts)      APRIL 30, 1998   JULY 31, 1998 OCTOBER 31, 1998  JANUARY 31, 1999
-------------------------------------------------------------------------------------------------
Net sales                            $ 41,584      $ 46,849      $ 48,483          $102,026
Gross profit                           16,139        18,762        19,030            45,643
Income from operations                  1,946         3,574         2,193            19,600
Net income                                702         1,681           609            11,270
Diluted earnings per share:
     Net income                      $    0.0      $   0.16      $   0.06          $   1.10
=================================================================================================

                                                      1997 Quarters Ended
(in thousands,               --------------------------------------------------------------------
except per share amounts)      April 30, 1997   July 31, 1997 October 31, 1997  January 31, 1998
-------------------------------------------------------------------------------------------------
Net sales                            $ 34,714      $ 40,515      $ 39,477          $ 74,192
Gross profit                           13,651        16,297        15,514            32,563
Income from operations                  1,809         3,868         2,501             4,035
Income before extraordinary
item                                      540         1,760           909             8,021
Net income                                540         1,760           909             6,986(1)
Diluted earnings per share:
     Income before extraordinary
     item                            $   0.05      $   0.17      $   0.09          $   0.78
=================================================================================================


(1) Reflects extraordinary loss on extinguishment of debt in the fourth quarter of fiscal 1997 (See Note 9, Extraordinary Items).


                                                           1998 Annual Report 31

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS [LOGO]

To the Board of Directors and Shareholders of Whitehall Jewellers, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, shareholders' equity, and cash flow, present fairly, in all material respects, the financial position of Whitehall Jewellers, Inc. (formerly Marks Bros. Jewelers, Inc.) (the "Company") at January 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
March 3, 1999


MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
The Company's stock began trading on the NASDAQ National Market System under the symbol MBJI on May 2, 1996. On January 20, 1999, the Company changed its corporate name to Whitehall Jewellers, Inc., and began trading under the symbol "WHJI." At April 16, 1999, there were 105 holders of Class B stock and 165 holders of Common Stock for a total of 270 registered shareholders.

                               1999                       1998
                        --------------------------------------------------
                        HIGH           LOW         High          Low
--------------------------------------------------------------------------
First Quarter           $20.50       $17.125      $12.25       $ 9.00
Second Quarter           19.875       15.25        13.875       10.500
Third Quarter            18.50         9.50        18.125       10.875
Fourth Quarter           18.625       10.625       17.75        14.00

     The Company has not declared any dividends in fiscal 1998 and 1997, and intends to retain its earnings to finance future growth. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends, if any, is subject to the discretion of the Board of Directors of the Company and to certain limitations under the General Corporation Law of the State of Delaware. In addition, the Company's Credit Agreement contains restrictions of the Company's ability to pay dividends. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.


32 Whitehall Jewellers, Inc.

---------------------
CORPORATE INFORMATION
---------------------

BOARD OF DIRECTORS

Left to right:

MATTHEW M. PATINKIN
Executive Vice President-
Store Operations

JACK A. SMITH(2)

DANIEL H. LEVY(1,2)                        [PHOTO]

HUGH M. PATINKIN
Chairman of the Board,
Chief Executive Officer,
President

NORMAN PATINKIN (1,2)
United Marketing Group, L.L.C.

JOHN R. DESJARDINS
Executive Vice President -
Finance and Administration,
Secretary

RICHARD BERKOWITZ(1)                         (1) Audit Committee
                                             (2) Compensation Committee
--------------------------------------------------------------------------------

CORPORATE OFFICERS                  INDEPENDENT AUDITORS              SHAREHOLDER INQUIRIES
                                    PricewaterhouseCoopers, LLP       John R. Desjardins
HUGH M. PATINKIN                    200 East Randolph Street          Executive Vice President -
Chairman of the Board,              Chicago, IL 60601                 Finance and Administration
Chief Executive Officer,                                              312-782-6800, extension 151
President                           TRANSFER AGENT
                                    Boston EquiServ                   COMMON STOCK LISTING
JOHN R. DESJARDINS                  150 Royall Street                 Shares of Common Stock of
Executive Vice President -          Canton, MA 02021                  Whitehall Jewellers, Inc.
Finance and Administration,                                           are listed and traded
Secretary                           CORPORATE HEADQUARTERS            on the NASDAQ National
                                    155 North Wacker Drive            Market System (WHJI).
MATTHEW M. PATINKIN                 Chicago, IL 60606
Executive Vice President -
Store Operations                    ANNUAL MEETING
                                    The Annual Meeting of
LYNN EISENHEIM                      Shareholders will be held
Executive Vice President -          June 8, 1999 at 10:00 a.m.
Merchandising
                                    GENERAL COUNSEL
MANNY A. BROWN                      Sidley & Austin
Executive Vice President -          One First National Plaza
Store Operations                    Chicago, IL 60603


                                   WHITEHALL
                            WHITEHALL JEWELERS, INC.


                             155 NORTH WACKER DRIVE
                               CHICAGO, IL 60606
                                  312-782-6800