Form 10-K405, Exhibit 13
period 2000-01-31
WHITEHALL JEWELLERS INC
filed 2000-04-27
CIK 868984

                                                                      EXHIBIT 13


                                 Company Profile

Corporate Information

Whitehall Jewellers, Inc. is a leading national specialty retailer of fine jewelry operating 290 stores in 32 states as of January 31, 2000. Founded in 1895, the Company operates stores in regional and superregional shopping malls under the names Whitehall Co. Jewellers, Lundstrom Jewelers, and Marks Bros. Jewelers. Whitehall Jewellers, Inc.'s Common Stock is traded on the New York Stock Exchange under the symbol "JWL".




                                     [MAP]


                                                            FISCAL         Fiscal         Fiscal
(in thousands, except per share data)                         1999           1998           1997
-------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net sales............................................      $315,406        $238,942       $188,898
Income from operations...............................      $ 37,256        $ 27,313       $ 22,216
Net income(1)........................................      $ 19,334        $ 14,262       $ 11,230
Net income per share.................................      $   1.28        $   0.92       $   0.73
Return on equity(2)..................................         28.8%           25.9%          26.3%
Return on assets(3)..................................         10.0%            9.9%          10.6%

-------------------------------------------------------------------------------------------------------

(1) Pro forma results exclude the extraordinary loss on the extinguishment of debt in the fourth quarter of fiscal 1997.

(2) Return on equity is calculated by dividing net income by average shareholders' equity.

(3) Return on assets is calculated by dividing net income by average total assets.

TO OUR SHAREHOLDERS:


"WE EXCEEDED THE EXPECTATIONS OF BOTH WALL STREET AND OUR OWN MANAGEMENT TEAM."

1999 was a great year for Whitehall Jewellers, Inc. We continued to outpace our peer group by focusing on doing what we do best:
- Drive growth by opening immediately productive new stores in prime regional mall locations throughout the country;
- Deliver quality upscale merchandise that captures the hearts and imaginations of our highly discriminating customer base;
- Create shareholder value by achieving strong growth in profitability and increasing return on investment.

     This strategy produced record-breaking results for the eighth consecutive year. For the fiscal year ended January 31, 2000, earnings per share improved 39 percent to $1.28 -- significantly higher than the 29 percent average EPS (CAGR) growth we have achieved since becoming a public company in 1996. Net sales grew by 32 percent to a record $315.4 million.
     Comparable store sales rose 11 percent over 1998, exceeding our 5-year average of 8 percent annual comp sales growth. Cash flow return on net investment for all stores reached 38 percent.
     To meet our growth targets; we opened 46 new stores in 1999 and



                                  [BAR GRAPH]

                               EARNINGS PER SHARE

  94       95       96      97       98       99
  --       --       --      --       --       --
$0.11    $0.43    $0.60   $0.73    $0.92     $1.28

                                    [PHOTO]

IN 1999 WHITEHALL INTRODUCED A NEW STORE CONCEPT THAT GIVES OUR STORES THE UPSCALE LOOK OUR CUSTOMERS PREFER.

"WE DIFFERENTIATE OURSELVES THROUGH UPSCALE MERCHANDISE."

successfully integrated a chain of 36 jewelry stores which were acquired in September 1998. Once again, our performance --- especially in the area of sales and earnings growth -- exceeded the expectations of Wall Street and surpassed the goals of Whitehall's management team.

FOUNDATIONS OF SUCCESS

Whitehall has built its success on a solid foundation of outstanding real estate, upscale merchandise, non-recourse private label credit and a talented and motivated sales force. These four factors all help shape the Whitehall customer experience and drive bottom line results in complementary ways.
     Whitehall has developed a focused, disciplined approach to its real estate operations. We target high-traffic, center-court locations in quality regional malls. We build stores with open storefronts that make shopping easy and inviting. We also adhere to our proven small-store concept which helps keep our fixed occupancy costs low and our sales productivity high. Our prototype store is 750 square feet and produces an average of $1,300 in sales per square foot -- one of the highest in the retail industry. Our total per store sales volume is comparable to that of our



                                  [BAR GRAPH]

                                  SALES GROWTH
                              Dollars in Millions

                                   CAGR=24.2%


  94       95       96      97       98       99
  --       --       --      --       --       --
$107     $131     $156    $189     $239      $315


                                     [PHOTO]

"WE TARGET HIGH-TRAFFIC, CENTER-COURT LOCATIONS IN REGIONAL MALLS TO MAKE SHOPPING EASY AND INVITING."

peer group, even though our stores are significantly smaller. In many malls where we operate a successful Whitehall store, we also open a second store under the Lundstrom name, creating an opportunity to increase our market share from that mall.
     We also differentiate ourselves through our upscale merchandise presentation and offer a deep selection in the categories our customers prefer. Our relentless focus on quality and service has earned the trust of an affluent customer base that gravitates toward more expensive diamond, precious and gold jewelry. In fact, items priced over $3,000 accounted for 15 percent of our 1999 sales, while retail prices for 21 of our top 25 items exceeded or equaled $1,000.
     Like our competitors, we offer our customers the convenience of private label credit. Unlike many of our competitors, we do not take customer credit risk. While our credit program gives customers a flexible alternative to cash or standard credit, it also benefits us in three additional ways. Customers buy more expensive merchandise when they use private label credit, giving us higher sales volume. Our credit program creates strong cash flow, because we receive cash payment for private label credit sales within two business days. And by outsourcing all our


                                  [BAR GRAPH]

                                  STORE GROWTH



  94      95       96      97      98       99
  --      --       --      --      --       --
 131     146      164     191     250       290



                                     [PHOTO]

DURING THE LAST TWO YEARS, WHITEHALL'S GROWTH STRATEGY HAS PRODUCED A 39% INCREASE IN NEW STORES. WE PLAN TO OPEN 62 ADDITIONAL STORES IN 2000 AND EACH THE 500 STORE MARK BY THE END OF 2002.

"OUR DISCIPLINE OPERATING STRATEGIES HAVE LED TO STRONG AND CONSISTENT COMPARABLE STORE SALES PERFORMANCE."

consumer credit functions, we reduce overhead and create a more focused selling environment.
     Our middle- to upper-middle income customer base comes to Whitehall to make important and meaningful purchases, and we count on our sales team to give them the special attention these occasions warrant. We also rely on these sales professionals to help us meet our comp store sales targets. For these reasons, we continually train and upgrade the quality of our personnel -- from sales associates through supervisors. We sponsor sales incentive programs that provide bonus opportunities throughout the year, and we recognize superior performance through numerous recognition programs.

LEVERAGING OUR ASSETS

Between 1994 and the end of fiscal 1999, Whitehall's network of retail stores has grown from 131 to 290. This rapid expansion opens the door to greater profitability through aggressive, disciplined management of these assets. Equally important, it gives us access to new customers and markets. During this period, we have achieved consistent growth in our average merchandise sale and steady increases in unit transaction volume.



                                COMPARABLE STORE
                                  SALES GROWTH


                 Comp Store
Fiscal Year      Sales Growth
-----------------------------
  94                7.6%
-----------------------------
  95               11.0%
-----------------------------
  96                7.9%
-----------------------------
  97                4.8%
-----------------------------
  98                5.8%
-----------------------------
  99               11.0%
-----------------------------
Average             8.0%


                                     [PHOTO]

CUSTOMERS RETURN TO WHITEHALL TO MAKE IMPORTANT, MEANINGFUL JEWELRY PURCHASES BECAUSE THEY TRUST US TO GIVE THEM QUALITY, UPSCALE MERCHANDISE AND ATTENTIVE SERVICE.

"WE CONTINUE TO DRIVE COMP STORE SALES GROWTH BY FOCUSING ON INCREASING OUR AVERAGE JEWELRY SALE."


This combination has produced average annual comp store sales growth of 8 percent.
     Over the past six years, our new stores have strongly contributed to our store sales results. Because we follow the same proven approach to selecting prime locations in regional malls, our fist year stores have recently generated an average first-year cash on cash return on investment of approximately 27 percent. And with a robust pipeline of new stores scheduled for 2000 and beyond, we are well positioned to build on our industry-leading sales growth.
     We also continue to drive comp store sales growth throughout our organization through a merchandising strategy that emphasizes more expensive jewelry. Over the past five years, our average merchandise sale has grown steadily to $303 in 1999, producing a five-year CAGR of 5.8 percent. This consistent growth in our average sale has been a key building block for our strong comp store sale performance.
     Our ongoing marketing programs have a measurable impact on comp store sales growth by enhancing the Whitehall brand and driving customers to our stores. Our brand speaks directly to the tastes and needs of affluent baby boomers who appreciate quality, upscale merchandise



                                  [BAR GRAPH]
                            AVERAGE MERCHANDISE SALE
                              Dollars in Millions

                                   CAGR= 5.8%

                            94                $ 229
                            95                $ 245
                            96                $ 255
                            97                $ 273
                            98                $ 286
                            99                $ 303

                                     [PHOTO]


OUR DIRECT MARKETING CAMPAIGN TARGET AFFLUENT CUSTOMERS AND CONTRIBUTE TO STEADY GROWTH IN THE AVERAGE MERCHANDISE SALE.

"THE LAUNCH OF OUR NEW E-COMMERCE PLATFORM WILL DELIVER GREATER PURCHASING CONVENIENCE TO OUR CUSTOMERS."


from an attentive organization which they can trust. In 1999, we initiated a sophisticated direct marketing program that moved beyond Christmas to target other occasions such as birthdays and Mother's Day. It was also reflected in our expanded and upgraded in-store and holiday campaigns.

CORPORATE MATTERS

Whitehall also took several initiatives to create shareholder value by increasing the liquidity of our stock. Our Board demonstrated its belief in the value of Whitehall stock -- and our significant growth prospects -- when it undertook a $10 million stock repurchase program during the first half of 1999. We authorized a three-for-two stock split effective January 2000, which will make the trading of our stock more efficient over time. We also joined the New York Stock Exchange and began trading under the symbol "JWL." By positioning ourselves in the world's most recognized trading market, and among the leaders in American business, we hope to broaden our shareholder base by attracting investors who seek growth and value.

NEW DIRECTIONS

In March of 2000, Whitehall created liquidity and balance sheet flexibility



                                  [BAR GRAPH]

                            OPERATING INCOME GROWTH
                              Dollars in Millions

                                  CAGR = 26.1%

                            94                $ 11.7
                            95                $ 15.4
                            96                $ 19.0
                            97                $ 22.8
                            98                $ 27.3
                            99                $ 37.3

                                     [PHOTO]

OUR NEW E-COMMERCE PLATFORM (WWW.WHITEHALLJEWELLERS.COM) SIMPLIFIES THE
SHOPPING EXPERIENCE BY PROVIDING THE CONVENIENCE OF E-SHOPPING AS WELL AS ENCOURAGING CUSTOMERS TO USE OUR STORES FOR SIZINGS, REPAIRS, RETURN OR EXHANGES OR OTHER SERVICE SUPPORT.

"OUR COMMON STOCK OFFERING WILL HELP FUEL CONTINUING NEW STORE GROWTH."

when we completed a common stock offering that raised over $42 million for the Company. In addition to repaying corporate debt, we will use the proceeds to fuel continued growth in new stores. To this end, we plan to:
- Continue to build the Whitehall brand by introducing a new, more upscale store design for all new and remodeled stores.
- Accelerate the pace of our expansion by opening
62 new stores in 2000. We anticipate opening a total of 200 new stores by 2002.
- Explore acquisitions of existing retail jewelry stores as well as non-jewelry retailer locations such as the five non-jewelry locations we acquired in 1999. -Launch our new e-commerce platform to create another distribution channel. We plan to build trust by delivering greater purchasing convenience and reliable information on products and promotions. It will also help us to continue to build our Whitehall brand image.
- Continue to upgrade our infrastructure -- both our people and systems -- to support our accelerated growth.
     We are truly exhilarated by both our 1999 performance and our prospects for continued growth and success. We enter the new millennium with favorable economic winds at our backs. We have the strong and




                                     [PHOTO]


WHITEHALL'S STOCK NOW TRADES ON THE NEW YORK STOCK EXCHANGE AS "JWL".

"WE HAVE A PROVEN OPERATING STRATEGY THAT HAS DELIVERED A CONSISTENT, RELIABLE PERFORMANCE."


flexible balance sheet we need to increase our stake in an industry that is enjoying steady growth. As of this writing, we have opened our 300th store and plan to operate approximately 500 stores by the end of 2002. Our customers are reaching an age when they are making more frequent -- and more expensive -jewelry purchases. We have a proven operating strategy that has delivered a consistent, reliable performance. And we have entered the world of e-commerce. A new era is beckoning, and we are ready to respond.
    Finally we mourn the loss of Ira G. Marks, the former President and Chairman of the Company. Ira was President of the Company from 1945 to 1988 when he retired. A man of great ethical vision, he was a pioneer in embracing workplace diversity, and his strong values are embedded in a Whitehall culture built on loyalty and fairness.

Sincerely,


/s/ Hugh M. Patinkin
Hugh M. Patinkin
Chairman of the Board,
Chief Executive Officer and President


Executive Management (left to right)



MANNY A. BROWN
Executive Vice President
Store Operations

JOHN R. DESJARDINS                                          [PHOTO]
Executive Vice President
Finance and Administration,
Security

MATTHEW M. PATINKIN
Executive Vice President
Store Operations

LYNN EISENIEIM
Executive Vice President
Merchandizing

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth certain financial and operating data of the Company. The selected statement of operations data and balance sheet data as of and for the fiscal year ended January 31, 2000 (fiscal 1999) and each of the four prior fiscal years are derived from audited financial statements of the Company. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited financial statements appearing elsewhere herein.



(in thousands, except per share and selected operating data)   FISCAL 1999    Fiscal 1998  Fiscal 1997   Fiscal 1996   Fiscal 1995
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net sales                                                     $  315,406     $  238,942    $  188,898      $  155,474   $ 131,0220
Cost of sales (including buying and
     occupancy expenses)                                         182,898        139,368       110,873          91,134       77,722
----------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                132,508         99,574        78,025          64,340       53,300
Selling, general and administrative expenses                      95,252         72,261        55,809          45,309       37,887
----------------------------------------------------------------------------------------------------------------------------------
     Income from operations                                       37,256         27,313        22,216          19,031       15,413
Interest expense                                                   5,819          4,123         3,806           6,993       12,314
Stock award expense                                                   --             --            --              --          461
ESOP compensation expense                                             --             --            --              --          590
----------------------------------------------------------------------------------------------------------------------------------
     Income from continuing operations
          before income taxes                                     31,437         23,190        18,410          12,038        2,048
Income tax expense (benefit)(1)                                   12,103          8,928         7,180           4,695      (14,924)
----------------------------------------------------------------------------------------------------------------------------------
     Net income before extraordinary items                        19,334         14,262        11,230           7,343       16,972
Extraordinary item, net(2)                                            --             --        (1,035)         10,057           --
----------------------------------------------------------------------------------------------------------------------------------
     Net income                                               $   19,334     $   14,262    $   10,195      $   17,400   $   16,972
==================================================================================================================================
DILUTED EARNINGS PER SHARE:
     Net income before extraordinary items                    $     1.28     $     0.92    $     0.73      $     0.60   $     2.33
Selected Operating Data:
     Stores open at end of period                                    290            250           191             164          146
     Average net sales per store(3)                           $1,163,000     $1,073,000    $1,045,000      $  990,000   $  935,000
     Average net sales per gross square foot(4)               $    1,319     $    1,323    $    1,325      $    1,247   $    1,183
     Average merchandise sale                                 $      303     $      286    $      273      $      255   $      245
     Comparable store sales increase(5)                             11.0%           5.8%          4.8%            7.9%        11.0%
Balance Sheet Data (at end of period):
     Working capital                                          $   31,338     $   38,478    $   34,967      $   25,824   $   21,512
     Total assets                                                216,936        169,606       118,003          93,533       87,403
     Total debt                                                   59,007         49,526        28,907          21,267      107,891
     Stockholders' equity (deficit)                               71,928         62,168        47,803          37,507      (47,858)



(1) Income tax benefit in the year ended January 31, 1996 (fiscal 1995) resulted from the reversal of the Company's deferred tax valuation allowance and corresponding recognition of a deferred tax asset.
(2) Reflects net extraordinary gain (loss) in connection with the extinguishment of debt (see Note 8 of Notes to Financial Statements).
(3) Average net sales per store represents the total net sales for stores open for a full fiscal year divided by the total number of such stores.
(4) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total square feet of such stores.
(5) A store becomes comparable after it has been open for 12 full months. Fiscal year 1998 includes sales from the acquired Jewel Box stores from October 1998 through January 1999. Fiscal year 1999 includes sales from the acquired Jewel Box stores from February through July 1999 and from October through January 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements, including the notes thereto.

BACKGROUND

The Company is a leading, national specialty retailer of fine jewelry operating 290 stores in 32 states as of January 31, 2000. The Company's sales and income from operations have increased consistently since fiscal 1992 to $315.4 million and $37.3 million, respectively, in fiscal 1999. During that same period, the number of Company stores grew to 290 from 111, and the Company's average annual store sales increased to $1,163,000 from $784,000. The growth of the Company's net sales and earnings will depend to a significant degree on the Company's ability to successfully expand its operations through the opening of new stores. The Company recently increased its new store opening plans and intends to open approximately 62 new stores in calendar 2000 and a total of approximately 200 stores in 2000, 2001 and 2002 combined. The Company's policy is to charge as incurred pre-opening costs associated with new stores.
         On March 6, 2000 and March 28, 2000 the Company completed the sale to the public of 2,000,000 and 325,500 shares, respectively, of its common stock at an offering price of $19.5625 per share. The Company received net proceeds of approximately $43.2 million which it used to reduce bank debt, to accelerate new store openings and for working capital and general corporate purposes.
         In September 1998, the Company purchased substantially all of the assets of the Jewel Box chain, acquiring 36 jewelry stores located in eight states in the southeastern United States. The Company financed this acquisition through an amended and expanded term loan and revolving credit facility. All of the acquired stores have been converted to Whitehall/Lundstrom merchandise assortments, credit programs, operating procedures and brand names.
         In 1999, the Company conducted a detailed analysis of possible Internet marketing strategies, costs, financing alternatives, benefits and risks. After completing this analysis, the Company retained an established e-commerce development firm to develop its e-commerce website and associated software. The Company plans to launch its e-commerce website in the first half of 2000.
         A variety of factors affect the sales results for the Company's stores, including economic conditions, the retail sales environment, the availability and cost of credit from third party credit providers, the results of the Company's merchandising and marketing strategies, and the Company's ability to otherwise execute its business strategy. The Company experienced an 11.0% comparable store sales increase in fiscal 1999 (which includes the store sales from February through July 1999 and from October through January 2000 from the acquired Jewel Box stores). There can be no assurance that the Company will achieve comparable store sales increases in future reporting periods.
     The Company's business is highly seasonal, with a significant portion of its sales and most of its income generated during the fourth fiscal quarter ending January 31. The Company has historically experienced lower net sales in each of its first three fiscal quarters and expects this trend to continue. The Company's quarterly and annual results of operations may fluctuate significantly as a result of factors including, among others, the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, timing of certain holidays, changes in the Company's merchandise, marketing, or credit programs, general economic, industry and weather conditions that affect consumer spending, and pricing, merchandising, marketing, credit and other programs of competitors.
     The Company offers a layaway program that enables its customers to hold an item at its stores and pay for it over approximately a one-year period without interest charges. The Company retains possession of merchandise placed in layaway until the customer has made all required payments. On December 3, 1999 the SEC issued certain accounting guidance in Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." SAB 101, among other things, indicates that revenue from layaway sales should only be recognized upon delivery of merchandise to the customer. In consideration of this guidance, the Company implemented a change in accounting in the first quarter of fiscal year 2000. The Company has recorded a charge of approximately $5.0 million, $3.0 million net of tax, which has been presented as a cumulative effect of this accounting change on February 1, 2000. The Company expects that SAB 101 will not have a material effect on its future sales but will only impact the timing of recognition of revenue.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain information derived from the statements of operations of the Company expressed as a percentage of net sales for such periods.


Percentage of Net Sales                                  FISCAL 1999  Fiscal 1998  Fiscal 1997
----------------------------------------------------------------------------------------------
Net sales                                                   100.0%       100.0%       100.0%
Cost of sales (including buying and occupancy expenses)      58.0         58.3         58.7
----------------------------------------------------------------------------------------------
     Gross profit                                            42.0         41.7         41.3
Selling, general and administrative expenses                 30.2         30.3         29.5
----------------------------------------------------------------------------------------------
Income from operations                                       11.8         11.4         11.8
Interest expense                                              1.8          1.7          2.0
----------------------------------------------------------------------------------------------
     Income before income taxes                              10.0          9.7          9.8
Income tax expense                                            3.9          3.7          3.8
----------------------------------------------------------------------------------------------
     Income before extraordinary item                         6.1          6.0          6.0
Extraordinary item, net                                         -            -         (0.6)
----------------------------------------------------------------------------------------------
     Net income                                               6.1%         6.0%         5.4%
----------------------------------------------------------------------------------------------

FISCAL 1999 COMPARED TO FISCAL 1998

Net sales increased $76.5 million, or 32.0%, to $315.4 million in fiscal 1999 from $238.9 million in fiscal 1998. Comparable store sales (which includes the Jewel Box store sales from February through July 1999 and from October 1999 through January 2000) increased $25.9 million, or 11.0% in fiscal 1999. Sales from new stores contributed $41.9 million to the overall increase in net sales. Sales from the acquired stores contributed $10.8 million in increased sales. Increases in layaway balances contributed to a higher sales increase of $1.4 million compared to the prior fiscal year. These increases were offset partially by lower sales of $2.4 million related to store closings, together with stores closed for remodeling for limited periods. The total number of merchandise units sold increased by approximately 24.5% from fiscal 1998, while the average price per merchandise sale increased by approximately 5.9% to $303 in fiscal 1999 from $286 in fiscal 1998. Comparable store sales increased for a number of reasons including the strong economic environment for jewelry purchases, increased use of non-recourse credit, marketing programs, strong store inventory assortments and the contribution from the acquired jewelry stores. The Company opened 46 new stores and closed six stores during fiscal 1999, increasing the number of stores operated to 290 as of January 31, 2000 from 250 as of January 31, 1999.
     Gross profit increased $32.9 million, or 33.1%, to $132.5 million in fiscal 1999, from $99.6 million in fiscal 1998. As a percentage of net sales, gross margin increased to 42.0% in fiscal 1999 from 41.7% in fiscal 1998. This increase was due to higher margins on diamonds and precious and semi-precious jewelry categories that were partially offset by slightly higher buying costs.
     Selling, general and administrative expenses increased $23.0 million, or 31.8%, to $95.3 million in fiscal 1999 from $72.3 million in fiscal 1998. As a percentage of net sales, selling, general and administrative expenses were 30.2% in both fiscal 1999 and fiscal 1998. The dollar increase primarily related to higher advertising expenses ($0.9 million), higher payroll expenses ($15.0 million), increased other operating expenses ($5.8 million), and higher credit expense ($1.6 million). Selling, general and administrative expenses attributable to the 46 stores opened in fiscal 1999 and the 34 stores opened and 36 stores acquired in fiscal 1998 accounted for $6.7 million of the total increase in selling, general and administrative expenses. Advertising expenses increased in fiscal 1999 as compared to fiscal 1998 due to an expansion of the Company's marketing programs, including radio advertising during the Christmas holiday season and direct marketing campaigns. Payroll costs increased in fiscal 1999 as compared to fiscal 1998 primarily due to an increase in the number of store-based personnel, an increase in incentive compensation paid to store-based personnel, plus the addition of more field-based supervisors. Credit sales as a percentage of net sales increased to 40.0% in fiscal 1999 from 38.6% in fiscal 1998 due to greater emphasis on private label credit promotions. The usage of private label credit contributed to an increase in the average price per merchandise sale and higher total sales.

     As a result of the factors discussed above, income from operations increased 36.4%, to $37.3 million in fiscal 1999 from $27.3 million in fiscal 1998. As a percentage of net sales, income from operations increased to 11.8% in fiscal 1999 from 11.4% in fiscal 1998.
     Interest expense increased $1.7 million, or 41.1%, to $5.8 million in fiscal 1999 from $4.1 million in fiscal 1998. As a percentage of net sales, interest expense increased to 1.8% in fiscal 1999 from 1.7% in fiscal 1998. The dollar increase in interest expense was due primarily to higher average indebtedness.

FISCAL 1998 COMPARED TO FISCAL 1997

Net sales increased $50.0 million, or 26.5%, to $238.9 million in fiscal 1998 from $188.9 million in fiscal 1997. Comparable store sales increased $11.0 million, or 5.8% in fiscal 1998. Sales for the Jewel Box stores (purchased in September 1998) from October 1998 through January 1999 contributed approximately 0.3% of the comparable store sales increase for fiscal 1998. Sales from new stores contributed $27.8 million to the overall increase in net sales. Sales from the acquired stores contributed $12.5 million in increased sales. Increases in layaway balances contributed to a higher sales increase of $0.7 million compared to the prior fiscal year. These increases were offset partially by lower sales of $1.9 million related to store closings, together with stores closed for remodeling for limited periods. The total number of merchandise units sold increased by approximately 21.2% from fiscal 1997 to fiscal 1998, while the average price per merchandise sale increased by 4.8% to $286 in fiscal 1998 from $273 in fiscal 1997. Comparable store sales increased for a number of reasons including the strong economic environment for jewelry purchases, increased use of non-recourse credit, enhanced marketing programs, strong store inventory assortments, the contribution from the acquired jewelry stores, and on-going improvements in the quality of the Company's store-based personnel. The Company opened 70 new stores (including the 36 acquired stores) and closed 11 stores during fiscal 1998, increasing the number of stores operated to 250 as of January 31, 1999 from 191 as of January 31, 1998.
         Gross profit increased $21.5 million, or 27.6%, to $99.6 million in fiscal 1998, from $78.0 million in fiscal 1997. As a percentage of net sales, gross margin increased to 41.7% in fiscal 1998 from 41.3% in fiscal 1997. This increase was due to a shift in product mix to somewhat higher margin jewelry items and higher margins on gold, precious and semi-precious jewelry categories. Occupancy, distribution and buying costs decreased as a percentage of net sales due to economies of scale achieved through the Company's larger store base and increased net sales.
         Selling, general and administrative expenses increased $16.5 million, or 29.5%, to $72.3 million in fiscal 1998 from $55.8 million in fiscal 1997. As a percentage of net sales, selling, general and administrative expenses increased to 30.2% in fiscal 1998 from 29.5% in fiscal 1997. The dollar increase related primarily to higher advertising expenses ($1.3 million), higher payroll expenses ($10.6 million), increased other operating expenses ($2.9 million), and higher credit expense ($1.5 million). Selling, general and administrative expenses attributable to the 34 stores opened and 36 stores acquired in fiscal 1998 and 30 stores opened in fiscal 1997 accounted for $10.4 million of the total increase in selling, general and administrative expenses. Expenses associated with the acquisition and integration of jewelry stores accounted for approximately $1.0 million of the increase. Advertising expenses increased in fiscal 1998 as compared to fiscal 1997 due to an expansion of the Company's marketing programs, including radio advertising during the Christmas holiday season and direct marketing campaigns. Payroll costs increased in fiscal 1998, as compared to fiscal 1997, due primarily to a continuing effort to upgrade the quality of store managers, an increase in incentive compensation paid to store-based personnel plus the addition of more field-based supervisors. Credit sales as a percentage of net sales increased to 38.6% in fiscal 1998 from 38.0% in fiscal 1997 due to greater emphasis on private label credit promotions. The usage of private label credit contributed to an increase in the average price per merchandise sale and higher total sales.
     As a result of the factors discussed above, income from operations increased 22.9%, to $27.3 million in fiscal 1998 from $22.2 million in fiscal 1997. As a percentage of net sales, income from operations decreased to 11.4% in fiscal 1998 from 11.8% in fiscal 1997.
     Interest expense increased $0.3 million, or 8.3%, to $4.1 million in fiscal 1998 from $3.8 million in fiscal 1997. As a percentage of net sales, interest expense decreased to 1.7% in fiscal 1998 from 2.0% in fiscal 1997. The dollar increase in interest expense was due primarily to higher average indebtedness.

LIQUIDITY AND CAPITAL RESOURCES
The Company's cash requirements consist principally of funding increases in inventory at existing stores, funding capital expenditures and acquisitions of new stores and working capital (primarily inventory) associated with the Company's new stores. The Company's primary sources of liquidity have historically been bank borrowings under the Company's revolver, cash flow from operations and from public offerings of the Company's common stock from time to time similar to the offering consummated in March 2000.
         The Company's cash flows from operating activities increased to $13.1 million in fiscal 1999 from $11.0 million in fiscal 1998. Higher income from operations together with increases in accounts payable ($11.4 million), accrued expenses ($7.3 million), and depreciation and amortization ($7.6 million) were offset partially by increases in merchandise inventories ($30.9 million) and layaway receivables ($2.1 million). Cash used in investing activities included the funding of capital expenditures ($22.2 million) related primarily to the opening of 46 new stores in fiscal 1999. Cash generated from financing activities included (i) an increase in revolver borrowings under the credit facility ($9.2 million), (ii) proceeds from gold consigned under the gold consignment facility ($3.0 million), and (iii) proceeds from the exercise of stock options ($0.4 million). The Company decreased its use of cash for financing activities in fiscal 1999 due in part to an increase in the net amount of outstanding checks ($9.2 million). The Company utilized cash for financing activities in fiscal 1999 primarily to purchase treasury stock as a part of a stock repurchase program ($10.0 million) and to make scheduled principal payments on the term loan ($2.8 million). Stockholders' equity increased from $62.2 million at January 31, 1999 to $71.9 million at January 31, 2000.
         The Company's cash flows from operating activities increased to $11.0 million in fiscal 1998 from a positive cash flow of $0.4 million in fiscal 1997. Higher income from operations together with increases in accounts payable ($9.1 million), accrued expenses ($9.2 million), depreciation and amortization ($5.2 million), and the proceeds from accounts receivable sold ($4.0 million) were offset partially by increases in merchandise inventories ($28.5 million), layaway receivables ($0.9 million), and accounts receivable ($0.8 million). Cash used in investing activities included the purchase of 36 jewelry stores ($21.8 million) and the funding of capital expenditures ($14.7 million) related primarily to the opening of 34 new stores in fiscal 1998. Cash generated from financing activities included (i) proceeds from the term loan under the credit facility ($20.0 million), (ii) an increase in revolver borrowings under the new credit facility ($12.0 million), (iii) proceeds from gold consigned under the gold consignment facility ($6.0 million), and (iv) proceeds from the exercise of stock options ($0.1 million). The Company utilized cash for financing activities in fiscal 1998 primarily to repay the previous term loan ($11.4 million). The Company increased its use of cash for financing activities in fiscal 1998 due in part to a decrease in the net amount of outstanding checks ($1.8 million). Stockholders' equity increased from $47.8 million at January 31, 1998 to $62.2 million at January 31, 1999.
         In September, 1998, the Company amended and expanded its credit facility to a total of $110 million. The Company has a $90.0 million revolving credit facility, and a $17.3 million term loan facility (originally $20.0 million, less principal repayments) through September 10, 2003. A gold consignment facility of up to $40.0 million is available under the revolving credit facility. Interest rates and commitment fees charged on the unused facility float in a grid based on the Company's quarterly performance. Since these interest rates are determined by reference to Eurodollar or prime rates, changes in market interests rates can materially affect the Company's interest expense. Borrowings under the revolver are limited to a borrowing base determined based on the levels of the Company's inventory and accounts receivable. Availability under the revolver is based on amounts outstanding thereunder, including the value of consigned gold which fluctuates based on current gold prices. The peak outstanding borrowing under the Company's revolver during fiscal 1999 and 1998 was $66.6 million and $45.5 million, respectively. The unused facility was $28.8 million as of January 31, 2000.
         The Company has a gold consignment facility with a lending institution pursuant to which the Company accepts as consignee, and is responsible to return at some future date, a fixed number of ounces of gold. The periodic charges paid by the Company are computed based on a percentage of the value of the gold consigned. Therefore, an increase in the price of gold could substantially increase the annual costs to the Company of the gold consignment and the eventual cost to the Company upon the termination of this arrangement. During fiscal 1996 and 1998, the Company sold and simultaneously consigned 39,000 and 20,000 troy ounces of gold for $15.3 and $6.0 million, respectively. On March 3, 1999, the Company sold and simultaneously consigned 10,500 troy ounces of gold for $3.0 million under its gold consignment facility. With the addition of the newly consigned gold, on September 10, 2003, the Company is required to repurchase 69,500 troy ounces of gold under the facility at the prevailing gold rate in effect on that date, or the facility will be renewed.
     A substantial portion of the merchandise sold by the Company is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing the Company's direct capital investment in inventory. The peak consigned inventories from merchandise vendors were $59.0 million and $43.2 million during fiscal 1999 and 1998, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, the financial condition of the Company and a number of economic or competitive conditions in the jewelry business or the economy generally. Any change in these relationships could have a material adverse effect on the Company's results of operations or financial condition.
     On February 19, 1999, the Company announced that its board of directors had authorized the repurchase of up to $10.0 million of its common stock. The repurchase program authorized the Company to purchase shares over the next 18 months in the open market or through privately negotiated transactions The Company has effectively completed the repurchase program. As of January 31, 2000, the Company has repurchased 883,350 shares at a total cost of approximately $10.0 million.
     The Company's inventory levels and working capital requirements have historically been highest in advance of the Christmas season. The Company has funded these seasonal working capital needs through borrowings under the Company's revolver and increases in trade payables and accrued expenses.
     Management expects that cash flows from operating activities and funds available under its revolving credit facility should be sufficient to support the Company's current new store expansion program and seasonal working capital needs for the foreseeable future.

INTEREST RATE RISK
The Company's exposure to changes in interest rates relates primarily to its borrowing activities to fund business operations. The Company principally uses floating rate borrowings under its revolving credit and term loan facilities. The Company currently does not use derivative financial instruments to protect itself from fluctuations in interest rates.

     The information below summarizes the Company's interest rate risk associated with debt obligations outstanding as of January 31, 2000. The table presents principal cash flows and related interest rates by fiscal year of maturity or repricing date.



                                        Expected Fiscal Year of Maturity/Repricing

                                    2000      2001     2002      2003      Thereafter    Total
----------------------------------------------------------------------------------------------
Variable rate (a)                $58,367                                               $58,367
Average interest rate              7.67%                                                 7.67%
Fixed rate                                                                    $640     $   640
Average interest rate                                                       12.15%      12.15%

(a) Includes $17.3 million of term debt with scheduled principal payments due between April 2000 and September 2003. All term loans are variable rate which reprice within 2000. As of January 31, 2000, interest rates for borrowings under the revolving credit and term loan facility are, at the Company's option, Eurodollar rates plus 137.5 and 187.5 basis points, respectively, or the bank's prime rate plus zero and 50 basis points, respectively. Interest rates charged on the facility float in a grid based on the Company's quarterly financial performance.

GOLD PRICE RISK
The Company's exposure to changes in the price of gold relates to its borrowing activities under its gold consignment facility. The Company accepts as consignee, and is responsible to return at some future date, a fixed number of ounces of gold. The periodic charges paid by the Company are computed based on a percentage of the value of the gold consigned. An increase in the price of gold could substantially increase the annual costs to the Company of the gold consigned and the eventual costs to the Company upon the termination of this arrangement.
     The information below summarizes the Company's market risks associated with gold consigned as of January 31, 2000. The table below presents the number of troy ounces of gold consigned and the current average gold prices by fiscal year of maturity.


                                        Expected Fiscal Year of Maturity/Repricing

                                    2000      2001     2002      2003      Thereafter    Total
----------------------------------------------------------------------------------------------
Troy ounces of gold consigned                                  69,500                   69,500
Average gold price                                            $   289                  $   289

INFLATION
The Company believes that inflation generally has not had a material effect on the results of its operations. There is no assurance, however, that inflation will not materially affect the Company in the future.

YEAR 2000
The "Year 2000" problem concerns the inability of information systems to properly recognize and process date-sensitive information beyond January 1, 2000. As of January 31,

2000, we have not experienced any significant "Year 2000" problems in connection with our mission-critical systems.

FORWARD-LOOKING STATEMENTS
All statements, trend analysis and other information contained in this release relative to markets for the Company's products, trends in the Company's operations or financial results, plans, expectations, estimates and beliefs, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (1) the extent and results of the Company's store expansion strategy and associated occupancy costs, and access to funds for new store openings; (2) the seasonality of the Company's business; (3) economic conditions, the retail sales environment and the Company's ability to execute its business strategy and the related effects on comparable store sales and other results; (4) the extent and success of the Company's marketing and promotional programs; (5) the extent to which the Company is able to retain and attract key personnel as well as personnel costs;
(6) competition; (7) the availability and cost of consumer credit; (8) relationships with suppliers; (9) the Company's ability to maintain adequate information systems capacity and infrastructure; (10) the Company's leverage and cost of funds; (11) the Company's ability to maintain adequate loss prevention measures; (12) fluctuations in raw material prices including diamond, gem and gold prices; (13) the extent and results of the Company's E-commerce strategies and those of others; (14) regulation affecting the industry generally, including regulation of marketing practices; (15) the successful integration of acquired locations and assets into the Company's existing operations; (16) timely "Year 2000" compliance by the Company and third party suppliers and service providers and, (17) the risk factors listed from time to time in the Company's filings with the Securities and Exchange Commission.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998



(in thousands, except for per share data)                                          2000              1999             1998
--------------------------------------------------------------------------------------------------------------------------

Net sales                                                                      $315,406          $238,942         $188,898
Cost of sales (including buying and occupancy expenses)                         182,898           139,368          110,873
--------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                                 132,508            99,574           78,025
Selling, general and administrative expenses                                     95,252            72,261           55,809
--------------------------------------------------------------------------------------------------------------------------
   Income from operations                                                        37,256            27,313           22,216
Interest expense                                                                  5,819             4,123            3,806
--------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                                                    31,437            23,190           18,410
Income tax expense                                                               12,103             8,928            7,180
--------------------------------------------------------------------------------------------------------------------------
   Income before extraordinary items                                             19,334            14,262           11,230
Extraordinary item, net                                                              --               --            (1,035)
--------------------------------------------------------------------------------------------------------------------------
   Net income                                                                  $ 19,334          $ 14,262         $ 10,195
==========================================================================================================================
Basic earnings per share:
   Income before extraordinary item                                            $   1.33          $   0.93         $   0.74
   Extraordinary item, net                                                           --                --            (0.07)
--------------------------------------------------------------------------------------------------------------------------
   Net income                                                                  $   1.33          $   0.93         $   0.67
==========================================================================================================================
   Weighted average common share and common share equivalents                    14,560            15,275           15,140


Diluted earnings per share:
   Income before extraordinary item                                            $   1.28          $   0.92         $   0.73
   Extraordinary item, net                                                           --                --            (0.07)
--------------------------------------------------------------------------------------------------------------------------
    Net income                                                                 $   1.28          $   0.92         $   0.66
==========================================================================================================================
    Weighted average common share and common share equivalents                   15,129            15,495           15,338

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS
AS OF JANUARY 31, 2000 AND JANUARY 31, 1999




(in thousands, except for share amounts)                                       2000                1999
-------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
   Accounts receivable, net                                                $  3,159            $  3,297
   Layaway receivables, net                                                   5,638               3,514
   Merchandise inventories                                                  147,691             116,748
   Other current assets                                                       1,109               1,329
   Deferred income taxes, net                                                 2,086               1,518
   Deferred financing costs                                                     362                 143
-------------------------------------------------------------------------------------------------------
      Total current assets                                                  160,045             126,549
Property and equipment, net                                                  49,144              34,304
Goodwill, net                                                                 6,186               6,448
Deferred income taxes, net                                                      613                 926
Deferred financing costs                                                        948               1,529
-------------------------------------------------------------------------------------------------------
      Total assets                                                         $216,936            $169,756
=======================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Outstanding checks, net                                                 $017,207            $  8,003
   Revolver loans                                                            41,117              28,886
   Current portion of long-term debt                                          3,250               2,750
   Accounts payable                                                          37,005              25,601
   Income taxes                                                               7,315               5,226
   Accrued payroll                                                            5,945               4,174
   Other accrued expenses                                                    16,868              13,431
-------------------------------------------------------------------------------------------------------
     Total current liabilities                                              128,707              88,071


Total long-term debt, net of current portion                                 14,640              17,890
Other long-term liabilities                                                   1,661               1,627
-------------------------------------------------------------------------------------------------------
      Total liabilities                                                     145,008             107,588


Commitments and contingencies
Stockholders' equity:
   Common Stock ($.001 par value; 30,000,000 shares authorized;
    15,353,120 shares, 15,278,789 shares issued, respectively)                   15                  15
   Class B Common Stock ($1.00 par value; 29,567 shares authorized;
     152 shares issued and outstanding)                                          --                  --
   Additional paid-in capital                                                60,426              60,003
   Accumulated earnings                                                      21,484               2,150
-------------------------------------------------------------------------------------------------------
                                                                             81,925              62,168
   Treasury stock, 883,376 and 26 shares, respectively, at cost              (9,997)                 --
-------------------------------------------------------------------------------------------------------
      Total stockholders' equity, net                                        71,928              62,168
-------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                           $216,936            $169,756
=======================================================================================================

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED JANUARY 31, 2000, 1999, AND 1998


                                              Common          Class B         Additional         Accumulated       Treasury
(in thousands)                                 Stock       Common Stock     Paid-In Capital   Earnings/(Deficit)     Stock
---------------------------------------------------------------------------------------------------------------------------

Balance at January 31, 1997                    $15              --             $59,799             $(22,307)            --
Net income                                      --              --                  --               10,195             --
Exercise of options                             --              --                 101                   --             --
--------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                     15              --              59,900              (12,112)            --
Net income                                      --              --                  --               14,262             --
Exercise of options                             --              --                 103                   --             --
--------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1999                     15              --              60,003                2,150             --
Net income                                      --              --                  --               19,334             --
Exercise of options                             --              --                 423                   --             --
Treasury stock repurchase                       --              --                  --                   --         (9,997)
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 31, 2000                    $15              --             $60,426             $ 21,484        $(9,997)
==========================================================================================================================

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2000, 1999, AND 1998



(in thousands)                                                             2000              1999              1998
--------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Net income                                                             $19,334          $14,262           $10,195
  Adjustments to reconcile net income to net cash
    provided by operating activities:
Loss on extinguishment of debt, net of taxes                                  --               --               218
Depreciation and amortization                                              7,603            5,204             3,964
Loss on disposition of assets                                                380               84                41
Proceeds from accounts receivables sold, net                                  --            4,041                --
Changes in assets and liabilities, net of effects of acquisition:
  Decrease (increase)in accounts receivable, net                             138             (754)           (1,178)
  (Increase) in layaway receivables, net                                  (2,124)            (878)             (595)
  (Increase) in merchandise inventories, net of gold consignment         (30,943)         (28,476)          (20,571)
  Decrease (increase) in other current assets                                220             (216)             (358)
  (Increase)decrease in deferred taxes, net                                 (255)             688             4,241
  (Increase) in deferred financing costs                                      --           (1,215)             (100)
  Increase in accounts payable                                            11,404            9,076             1,819
  Increase in accrued liabilities and long-term liabilities                7,331            9,193             2,712
-------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                               13,088           11,009               388
Cash flows from investing activities:
   Capital expenditures                                                  (22,199)         (14,667)          (10,495)
   Payment for acquired jewelry stores                                        --          (21,760)               --
   Proceeds from assets sold, net                                             --              467                --
-------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                               (21,199)         (35,960)          (10,495)
Cash flows from financing activities:
   Borrowing on revolver loan                                            343,362          273,930           499,529
   Repayment of revolver loan                                           (334,146)        (261,885)         (493,435)
   Repayment of term loan                                                 (2,750)              --                --
   Repayment of old term loan                                                 --          (11,426)               --
   Repayment of subordinated debt                                             --               --            (9,880)
   Proceeds from term loan                                                    --           20,000            11,426
   Proceeds from gold consignment                                          3,015            5,984                --
   Proceeds from exercise of stock options                                   423              103               101
   Purchase of treasury stock                                             (9,997)              --                --
   Increase (decrease) in outstanding checks, net                          9,204           (1,755)            2,366
-------------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                             9,111           24,951            10,107
-------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                       --               --                --
Cash and cash equivalents at beginning of period                              --               --                --
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                               $    --          $    --           $    --
===================================================================================================================
Supplemental disclosures of cash flow information:
   Interest paid during year                                             $ 5,419          $ 3,913           $ 3,481
   Income taxes paid during year                                          10,188            4,659               945


The accompanying notes are an integral part of the financial statements.

                    NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION      The financial statements of Whitehall Jewellers, Inc.
   OF OPERATIONS    (the "Company") include the results of the Company's
                    chain of specialty retail fine jewelry stores. The
                    Company operates exclusively in one business segment, specialty retail jewelry. The Company has a national presence with 290 stores as of January 31, 2000, located in 32 states operating in regional or super regional shopping malls.


2. ACQUISITION      On September 10, 1998, the Company acquired substantially
                    all of the assets of 36 jewelry stores operating under the Jewel Box name from Carlyle & Co. Jewelers and its affiliates, headquartered in Greensboro, North Carolina.
                    The stores are located in eight states in the Southeastern
                    United States. The Company purchased all associated inventory, accounts receivable and fixed assets for approximately $22 million (including fees and other costs)in cash (the "Acquisition"). The Company financed the Acquisition through a term loan and revolving credit facility under its Credit Agreement (see Note 8, Financing
                    Arrangements). In a related transaction, the Company sold all of the acquired Jewel Box customer accounts receivable for cash to BancOne, N.A. The Acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of Acquisition. The excess of the purchase price over the fair values of the net assets acquired was $6.6 million and has been recorded as goodwill, which is being amortized on a straight line basis over 25 years. Goodwill amortization was $262,000 and $106,000 for the years ended January 31, 2000 and 1999, respectively.
                         The net purchase price was allocated as follows:


                    (in thousands)
                    ----------------------------------------------------

                    Inventory                                    $ 9,636
                    Accounts receivable                            3,902
                    Other current assets                             121
                    Fixed assets                                   1,861
                    Other accrued expenses                          (315)
                    Goodwill                                       6,555
                    ----------------------------------------------------
                    Purchase price                               $21,760
                    ----------------------------------------------------


3. SUMMARY OF       CASH AND CASH EQUIVALENTS
   SIGNIFICANT      For the purpose of the statements of cash flows, the Company
   ACCOUNTING       considers all temporary cash investments purchased with a
   POLICIES         maturity of three months or less to be cash equivalents.

                    OUTSTANDING CHECKS
                    Outstanding checks are stated net of store cash balances of approximately $2,569,000 and $1,787,000 as of January 31, 2000 and 1999, respectively.

                    LAYAWAY RECEIVABLES, NET
                    Layaway receivables include those sales to customers under the Company's layaway policies, which have not been collected fully as of the end of the year. Layaway receivables are net of customer payments received to date, and net of an estimate for those layaway sales, which the Company anticipates will never be consummated. This estimate is based on the Company's historical calculation of layaway sales that will never be completed. The Company charges the customer to cover the costs of administration for inactive layaways. Effective February 1, 2000, the Company will change its accounting policy for layaway sales in consideration of guidance issued by the Securities and Exchange Commission in accordance with Staff Accounting Bulletin 101, ("Revenue Recognition in Financial Statements"). See Note 15, Subsequent Events.

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

                    PROPERTY AND EQUIPMENT
                    Property and equipment are carried at cost, less accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over estimated useful lives ranging from five to ten years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease terms or ten years.

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

                    GOODWILL
                    Goodwill represents the excess of cost over the fair values of assets acquired and is amortized over 25 years using the straight line method.

                    DEFERRED FINANCING COSTS
                    In connection with the Company's financing agreements, the Company incurred various financing costs, which have been deferred on the Company's balance sheet and are amortized over the terms of the agreements.

                    STORE PREOPENING EXPENSE
                    Expenses associated with the opening of new store locations are expensed in the period such costs are incurred.

                    LEASE EXPENSE
                    The Company leases office facilities and all retail stores. Certain leases require increasing annual minimum lease payments over the term of the lease. Minimum lease expense under these agreements is recognized on a straight line basis over the terms of the respective leases. Virtually all leases covering retail stores provide for additional contingent rentals based on a percentage of sales. These costs are expensed in the period incurred.

                    REVENUE RECOGNITION
                    The Company recognizes revenue when the customer takes title to merchandise or based upon the opening of layaway accounts. Effective February 1, 2000, the Company will change its accounting policy for layaway sales and recognize revenue on layaway sales upon delivery of the merchandise to the customer (see Note 15, Subsequent Events).

                    EARNINGS PER SHARE
                    Earnings per share are calculated by dividing net income by the weighted average common and potentially issuable shares outstanding during the period. The Company completed a three-for-two stock split effected in the form of a stock dividend payable on January 4, 2000 to all common shareholders of record at the close of business on December 24, 1999. The financial statements have been restated for all periods presented to give effect to this split.

                    INCOME TAXES
                    Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

                    STOCK-BASED COMPENSATION
                    The Company accounts for stock based compensation under the basis of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and will continue to do so in the future. However, the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", have been adopted.

                    COMPREHENSIVE INCOME
                    The Company has adopted Statement of Financials Accounting Standards No. 130 (SFAS 130) "Reporting Comprehensive Income", for the years ended January 31, 2000, 1999 and 1998. The Company has no components of other comprehensive income, as defined by SFAS 130, which are not contained in net income as reported on the accompanying statements of operations.

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

                    RECLASSIFICATIONS
                    Certain amounts for the years ended January 31, 1999 were reclassified to conform to the current year presentation.

4. ACCOUNTS         The Company has charged $1,180,000, $1,278,000 and
   RECEIVABLE, NET  $1,182,000 for doubtful accounts for the years ended January
                    31, 2000, 1999 and 1998, respectively.



                    (in thousands)                 2000                    1999
                    -----------------------------------------------------------

                    Accounts receivable          $3,879                  $4,174
                    Less: allowance for
                    doubtful accounts              (720)                   (877)
                    -----------------------------------------------------------
                    Accounts receivable, net     $3,159                  $3,297
                    ===========================================================

5. INVENTORY        As of January 31, 2000 and January 31, 1999, merchandise
                    inventories consisted of:


                    (in thousands)                 2000                    1999
                    -----------------------------------------------------------

                    Raw materials              $  7,557                $  4,177
                    Finished goods inventory    140,134                 112,571
                    -----------------------------------------------------------
                    Merchandise inventories    $147,691                $116,748
                    ===========================================================

                         Raw materials primarily consist of diamonds, precious
                    gems, semi-precious gems and gold. Included within finished goods inventory are allowances for inventory shrink, scrap, and miscellaneous costs of $3,517,000 and $3,948,000 for the years ended January 31, 2000 and 1999, respectively. As of January 31, 2000 and 1999, merchandise consignment inventories held by the Company that are not included in its balance sheets totaled $52,620,000 and $37,778,000, respectively. In addition, gold consignments of $24,294,000 and $21,279,000 are not included in the Company's balance sheet at January 31, 2000 and 1999, respectively (see Note 8, Financing Arrangements).

                         Certain general and administrative costs are allocated
                    to inventory. As of January 31, 2000 and 1999, these amounts included in inventory are $2,464,000 and $1,950,000, respectively. General and administrative expenses previously allocated to inventory which are included in cost of sales were $3,888,000, $2,945,000, and $2,608,000 for the years ended January 31, 2000, 1999 and 1998, respectively.


6. PROPERTY AND     Property and equipment includes the following as of January
   EQUIPMENT        31:


                    (in thousands)                 2000                    1999
                    -----------------------------------------------------------

                    Furniture, fixtures
                    and software                $53,122                 $39,188
                    Leasehold improvements       26,406                  22,398
                    -----------------------------------------------------------
                    Property and equipment       79,528                  61,586
                    Less accumulated
                    depreciation and
                    amortization                 30,384                  27,282
                    -----------------------------------------------------------
                    Property and equipment, net $49,144                 $34,304
                    ===========================================================

                    Depreciation and amortization expense was $7,355,000, $4,791,000, and $3,657,000 for the years ended January 31, 2000, 1999, and 1998, respectively.

7. LONG-TERM        Included in long-term liabilities at January 31, 2000 and
   LIABILITIES      1999 are $1,661,000 and $1,627,000, respectively, of
                    deferred lease obligations.

8. FINANCING        In conjunction with the Acquisition (see Note 2), the
   ARRANGEMENTS     Company entered into an Amended and Restated Revolving
                    Credit Term Loan and Gold Consignment Agreement (the "Credit
                    Agreement") with its bank group to provide for a total facility of $110.0 million through September 10, 2003. The facility provides for a $20.0 million term loan and $90.0 million revolver facility. Proceeds from the Credit
                    Agreement were used to repay the Company's former credit facility and to fund the Acquisition.

                    Under this Credit Agreement, the banks have a collateral security interest in substantially all of the assets of the Company including those purchased in the Acquisition. The Credit Agreement contains certain restrictions on capital expenditures, investments, payment of dividends, assumption of additional debt, and mergers, acquisitions and divestitures, among others, and requires the Company to maintain certain financial ratios based on levels of funded debt, capital expenditures and earnings before interest, taxes, depreciation and amortization.

                    REVOLVER LOAN
                    The revolving loan facility under the Credit Agreement is available up to a maximum of $90.0 million, including amounts borrowed under the gold consignment facility, and is limited by a borrowing base computed based on the value of the Company's inventory and accounts receivable. Availability under the revolver is based on amounts outstanding thereunder, including the value of consigned gold which fluctuates based on current gold prices. Effective October 5, 1999 the revolving credit facility under the Credit Agreement was increased to $100 million through December 31, 1999. Interest rates and commitment fees on the unused facility float in a grid based on the Company's quarterly financial performance.

                    Current interest rates for borrowings under this agreement are, at the Company's option, Eurodollar rates plus 137.5 basis points or the banks' prime rate. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. The interest expense under the current and former revolver facilities for the years ended January 31, 2000, 1999 and 1998 was $3,279,000, $2,060,000
                    and $1,646,000, respectively, reflecting a weighted average interest rate of 6.9%, 7.7% and 7.4%, respectively.

                    TERM LOANS
                    The term loan facility under the Credit Agreement is available up to a maximum of $17.3 million (originally
                    $20.0 million, less principal repayments). Current interest rates for these borrowings are, at the Company's option, Eurodollar rates plus 187.5 basis points or the banks' prime rate plus 50 basis points. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. Interest rates and the commitment fee charged on the unused facility float in a grid based on the Company's quarterly financial performance. The interest expense under the current and former term loan facilities for the years ended January 31, 2000, 1999 and 1998 for these borrowings was $1,372,000, $1,139,000 and $75,000, respectively, reflecting a weighted average interest rate of 7.3%, 7.8% and 7.9%, respectively.

                    GOLD CONSIGNMENT FACILITY
                    During the second quarter of 1996, the Company sold and simultaneously consigned a total of 39,000 troy ounces of gold for $15.3 million under a gold consignment facility. During the second quarter of 1998, the Company sold and simultaneously consigned an additional 20,000 troy ounces of gold for $6.0 million. On March 3, 1999 the Company sold and simultaneously consigned 10,500 troy ounces of gold for $3.0 million. The facility provides for the sale of a maximum of 115,000 troy ounces of gold or $40.0 million. Under the agreement, the Company pays consignment fees of 175 basis points over the rate set by the bank based on the London Interbank Bullion Rates payable monthly. A commitment fee of 50 basis points per annum on the unused portion of the gold consignment facility is payable monthly. Interest rates and the commitment fees charged on the unused facility float in a grid based on the Company's quarterly financial performance. The consignment fees totaled $699,000, $549,000 and $447,000 for the years ended January 31, 2000, 1999 and 1998, respectively, at a weighted average rate of 3.6%, 3.5% and 3.4%, respectively. On September 10, 2003, the Company is required to repurchase 69,500 troy ounces of gold under this agreement at the prevailing gold rate in effect on that date, or the facility will be renewed. Based on the gold rate as of January 31, 2000, the market value of the gold consigned was $19.8 million.

                    SUBORDINATED NOTES
                    Series A Senior Subordinated Notes due 2004 (the "Series A Notes") totaling $12,000,000 bear interest at 12.15% per annum payable in cash, with interest payments due quarterly. The Series B Senior Subordinated Notes due 2004 (the "Series B Notes") totaling $8,000,000 bear interest at 15% per annum increasing 1% per annum beginning May 1, 1998, payable in cash, with interest payments due quarterly.
                         The Series A Notes subsequently were exchanged for the
                    Series C Notes which are identical in all material respects to the Series A Notes, except that the Series C Notes have been registered under the Securities Act of 1933, as amended. The Series B Notes subsequently were exchanged for the Series D Notes which are identical in all material respects to the Series B Notes, except that the Series D Notes have been registered under the Securities Act of 1933, as amended.
                         In conjunction with the Company's Common Stock offering
                    in November 1996, the Series D Notes were redeemed at a premium. In January 1998, $1,480,000 of the Series C Notes were redeemed for a total of $1,554,000. In January 1998, the Company completed a tender offer to purchase $9,880,000 of the Series C Notes at a premium of $1,087,000. Interest expense was $78,000 for the years ended January 31, 2000 and 1999, respectively.


                    As of January 31, 2000 and 1999, the current portion and noncurrent portion of long-term debt consisted of the following:


                    (in thousands)                         2000            1999
                    -----------------------------------------------------------

                    Current portion of long-term debt:
                    Term loan                           $ 3,250         $ 2,750
                    -----------------------------------------------------------
                    Total                               $ 3,250         $ 2,750
                    ===========================================================
                    Long-term debt, net of current
                    portion:
                    Term loan                           $ 4,000         $17,250
                    Subordinated debt                       640             640
                    -----------------------------------------------------------
                    Total                               $14,640         $17,890
                    ===========================================================

                         Future scheduled maturities under the loan agreements,
                    excluding the revolver, for January 31, 2000, are as follows:

                                                          Subordinated
                    (in thousands)          Term              Notes            Total
                    ----------------------------------------------------------------
                    January 31, 2001      $ 3,250             $ --            $3,250
                    January 31, 2002        4,250               --             4,250
                    January 31, 2003        5,250               --             5,250
                    January 31, 2004        4,500               --             4,500
                    April 30, 2004             --              640               640
                    ----------------------------------------------------------------
                    Total                 $17,250             $640           $17,890
                    ----------------------------------------------------------------


                         The carrying amount of the Company's borrowings under
                    the Credit Agreement and other long-term borrowings approximate fair value.

                    Deferred Financing Costs
                    In conjunction with the Company's recapitalization of its financing arrangements in fiscal year 1997 and the establishment of the Credit Agreement in fiscal year 1998, the Company incurred $2,503,000 and $1,100,000, respectively, in deferred financing costs. These costs are being amortized over the term of the Credit Agreement. Amortization expense in the years ended January 31, 2000, 1999 and 1998 was $362,000, $303,000 and $308,000,
                    respectively.
                         In the fourth quarter of fiscal 1997, the Company
                    recorded an extraordinary loss of $1.0 million, net of $0.7 million tax in connection with the tender offer to purchase Series C notes. The loss consisted of $1.3 million of costs associated with the extinguishment of debt and $0.4 million write-off of deferred financing costs.

9. INCOME TAXES     The temporary differences between the tax basis of assets
                    and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax asset and deferred tax liability and their approximate tax effects are as follows, as of January 31:

                                                                            2000                         1999
                                                               ------------------------------------------------------
                                                                  Temporary       Tax         Temporary         Tax
                    (in thousands)                               Difference      Effect       Difference       Effect
                    -------------------------------------------------------------------------------------------------
                    Merchandise inventories                        $1,402        $554          $  665        $  263
                    Property and equipment, net                       103          40             994           393
                    Accrued rent                                    1,862         736           1,627           642
                    Accounts receivable                               985         389           1,077           425
                    Sales return                                    1,229         485             691           273
                    Other                                           1,665         658           1,309           518
                    -------------------------------------------------------------------------------------------------
                         Total deferred tax asset                   7,246       2,862           6,363         2,514
                    -------------------------------------------------------------------------------------------------
                    Other liability                                   413         163             177            70
                    -------------------------------------------------------------------------------------------------
                         Total deferred tax liability                (413)       (163)           (177)          (70)
                    -------------------------------------------------------------------------------------------------
                         Net deferred tax asset                    $6,883      $2,699          $6,186        $2,444
                    -------------------------------------------------------------------------------------------------

                         The net current and non-current components of deferred
                    income taxes recognized in the balance sheet at January 31 are as follows:

                    (in thousands)                                                              2000             1999
                    -------------------------------------------------------------------------------------------------
                    Net current assets                                                        $2,086           $1,518
                    Net non-current assets                                                       613              926
                    -------------------------------------------------------------------------------------------------
                                                                                              $2,699           $2,444
                    =================================================================================================

                         The income tax expense for the years ended January 31,
                    consists of the following:

                    (in thousands)                                              2000            1999             1998
                    -------------------------------------------------------------------------------------------------
                    Current expense                                          $12,559          $8,162           $2,456
                    Deferred tax expense                                        (456)            766            4,063
                    -------------------------------------------------------------------------------------------------
                    Total income tax expense                                 $12,103          $8,928           $6,519
                    =================================================================================================

                         The provision for income taxes on income differs from
                    the statutory tax expense computed by applying the federal corporate tax rate of 35% for the years ended January 31, 2000, and 1999 and 34% for the year ended January 31, 1998.

                    (in thousands)                                         2000          1999            1998
                    -------------------------------------------------------------------------------------------------
                    Taxes computed at statutory rate                     $11,002       $8,116           $5,683
                    State tax expense, net of federal benefit              1,395          943              743
                    Other                                                   (294)        (131)              93
                    -------------------------------------------------------------------------------------------------
                    Total income tax expense                             $12,103       $8,928           $6,519
                    =================================================================================================


10. COMMON STOCK    Following are the number of shares issued for each of the
                    Company's classes of Common Stock as of January 31:

                                                                                      Class B
                                                             Common Stock           Common Stock            Treasury
                                                           (Par value $.001)     (par value $1.00)            Stock
                    -------------------------------------------------------------------------------------------------
                    Balance at January 31, 1997                15,091,739               152                     (26)
                    -------------------------------------------------------------------------------------------------
                    Exercise of Options                           131,815                --                      --
                    -------------------------------------------------------------------------------------------------
                    Balance at January 31, 1998                15,223,554               152                     (26)
                    -------------------------------------------------------------------------------------------------
                    Exercise of Options                            55,235                --                      --
                    -------------------------------------------------------------------------------------------------
                    Balance at January 31, 1999                15,278,789               152                      --
                    -------------------------------------------------------------------------------------------------
                    Exercise of Options/Restricted Shares          74,331                --                      --
                    -------------------------------------------------------------------------------------------------
                    Purchase of Treasury Stock                         --                --                (883,350)
                    -------------------------------------------------------------------------------------------------
                    BALANCE AT JANUARY 31, 2000                15,353,120               152                (883,376)
                    -------------------------------------------------------------------------------------------------

                    Each share of Class B Common Stock is exchangeable into common stock on a 35.4 for 1 basis. Each share of Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to 35.4 votes on each matter submitted to stockholders for vote.


11. EARNINGS PER    The Company adopted SFAS No. 128, "Earnings Per Share," in
    COMMON SHARE    fiscal year 1998. This accounting pronouncement eliminates the measure of performance called "primary" earnings per share and replaces it with "basic" earnings per share. The essential difference between the two calculations is that the dilutive effects of stock options outstanding are not considered in the basic computation. As a result, basic earnings per share tend to be slightly higher than primary earnings per share. The pronouncement also changed the measure previously reported as "fully diluted" earnings per share to "diluted" earnings per share.
                    All prior periods have been restated.
                         Basic earnings per share is computed by dividing net
                    earnings available to holders of common stock by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed assuming the exercising of all stock options that are profitable to the recipients. Under these assumptions, the weighted average number of common shares outstanding is increased accordingly.
                         The following table reconciles the numerators and
                    denominators of the basic and diluted earnings per share computations:

                                                            2000                   1999                      1998
                    ------------------------------------------------------------------------------------------------------
                                                     Basic       Diluted      Basic    Diluted         Basic      Diluted
                    ------------------------------------------------------------------------------------------------------
                    EPS Numerator:
                    Income before
                      extraordinary item           $19,334      $19,334      $14,262   $14,262       $11,230      $11,230
                    EPS Denominator:
                    Average common shares
                      outstanding:                  14,560       14,560       15,275    15,275        15,140       15,140
                    Effect of dilutive securities:
                    Stock options                       --          569           --       220            --          198
                    -----------------------------------------------------------------------------------------------------
                    Total shares                    14,560       15,129       15,275    15,495        15,140       15,338
                    =====================================================================================================
                    Earnings per share before
                      extraordinary item             $1.33        $1.28      $  0.93   $  0.92       $  0.74      $  0.73
                    =====================================================================================================

                         On February 19, 1999, the Company announced that its
                    Board of Directors had authorized the repurchase of up to $10.0 million of its Common Stock. Shares repurchased by the Company will reduce the weighted average number of common shares outstanding for basic and diluted earnings per share calculations. As of January 31, 2000, the Company has repurchased 883,350 shares at a total cost of approximately $10.0 million.


12. EMPLOYEE        Effective October 1, 1997, the Company established a 401(k)
    BENEFIT PLANS   Plan (the "Plan") for the benefit of substantially all
                    employees. Employees become eligible to participate in the Plan after one year of service which is defined as at least one year of employment and 1,000 hours worked in that year.
                    The Company may make discretionary contributions to the Plan. No such contributions have been made.
                         In 1988, the Company established an Employee Stock
                    Ownership Plan (the "ESOP"), which is a noncontributory plan established to acquire shares of the Company's Class B
                    Common Stock for the benefit of all employees. In conjunction with completion of the Company's initial public offering and recapitalization of its financing arrangements, the Company restructured its ESOP. As of January 31, 1998, all remaining shares had been released to participants. As long as the Company's stock is publicly traded, the Company is not required to repurchase shares from ESOP participants.
                    The only remaining activity of the ESOP is to make distributions to existing participants or beneficiaries.

13. STOCK PLANS     On September 28, 1995, the Company authorized options for
                    the equivalent of 1,039,647 shares under the Incentive Stock
                    Option Plan (the "1995 Plan") to be granted to certain members of the Company's management. Options for the equivalent of 1,032,342 shares were issued at exercise prices ranging from $0.60 to $0.66 per share. These prices were greater than or equal to the fair market value at the date of grant, as determined by an independent third party valuation. The options allow the holders to purchase Common
                    Stock within a period ranging from five years to five years and eight months, at a fixed price. No expense was recorded in connection with these options. On September 28, 1995, the Company granted the equivalent of 759,222 shares of Restricted Stock to certain members of the Company's management. During fiscal 1995, the Company recognized
                    $461,000 in compensation expense relating to the issuance of these shares. This amount represented the fair market value of the shares at the grant date, as determined by an independent third party valuation.
                         In April 1996, the Company approved the 1996 Long-Term
                    Incentive Plan (the "1996 Plan"). Under the 1996 Plan, the
                    Company may grant incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options. In addition, the Company may grant stock appreciation rights, bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of the performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 1,156,784 shares of Common Stock have been reserved for issuance under the 1996 Plan. Grants may be made under the 1996 Plan during the ten years after its effective date. Options granted under the 1996 Plan generally vest in four equal annual installments and expire ten years after the date of grant. Options and shares granted under the plans are subject to forfeiture based on, among other things, the nature and timing of the termination of employment.
                         The Company approved the 1997 Long-Term Incentive Plan
                    (the "1997 Plan") on February 24, 1997 and the stockholders adopted the 1997 Plan on June 5, 1997. On June 8, 1999 the stockholders adopted an amendment to the 1997 Plan to increase the Common Stock reserved for issuance under the 1997 Plan. Under the 1997 Plan, the Company may grant ISOs or nonqualified stock options. The 1997 Plan also provides for the grant of stock appreciation rights ("SARs"), bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 1,500,000 shares of Common Stock have been reserved for issuance under the 1997 Plan. Grants may be made under the 1997 Plan during the ten years after its effective date. Options granted under the 1997 Plan expire ten years after the date of grant and generally vest in (i) four equal annual installments or (ii) after nine years, subject to acceleration in the first, second and third years after the date of grant based on the Company's performance.
                         In December 1997, the Company adopted the 1998
                    Non-Employee Director Stock Option Plan (the "1998 Plan"), effective February 1, 1998. Under the 1998 Plan, non-employee directors may elect to receive all or a designated amount of their directors' fee in the form of stock options. A total of 37,500 shares have been reserved for issuance under the 1998 Plan. Grants may be made during the ten years after its effective date. Options granted under the 1998 Plan vest at the end of the quarter in which the date of grant occurs and expire ten years after the date of grant. As of January 31, 2000, options covering 27,830 shares had been granted under the 1998 Plan.

                    Option activity for the years ended January 31, 1998, 1999 and 2000 was as follows:

                                                                                       Weighted-Average     Options
                                                                        Shares          Exercise Price     Exercisable
                    ------------------------------------------------------------------------------------------------------
                    Balance at January 31, 1997                       1,337,376            $ 7.85             194,802
                    ------------------------------------------------------------------------------------------------------
                    Options granted                                     283,725              7.70
                    Options exercised                                  (131,816)             0.63
                    Options canceled                                    (16,724)             6.45
                    ------------------------------------------------------------------------------------------------------
                    Balance at January 31, 1998                       1,472,561            $ 8.49             348,636
                    ------------------------------------------------------------------------------------------------------
                    Options granted                                     171,140             11.37
                    Options exercised                                   (55,235)             2.13
                    Options canceled                                    (32,363)             9.45
                    ------------------------------------------------------------------------------------------------------
                    Balance at January 31, 1999                       1,556,103            $ 9.02             659,057
                    ------------------------------------------------------------------------------------------------------
                    Options granted                                     711,751             12.96
                    Options exercised                                   (74,331)             6.15
                    Options canceled                                    (21,902)            10.93
                    ------------------------------------------------------------------------------------------------------
                    BALANCE AT JANUARY 31, 2000                       2,171,621            $10.38             980,663
                    ======================================================================================================

                         The weighted-average fair value of the options covering
                    711,751, 171,140, and 283,725shares granted was $12.97,
                    $5.34, and $4.18, for the years ended January 31, 2000, 1999 and 1998, respectively.
                         The following table summarizes the status of
                    outstanding stock options as of January 31, 2000:

                                                       Shares Covered By                      Options Excercisable
                                         Number of    Outstanding Options                   ------------------------
                                      Share Covered    Weighted Average       Weighted-     Number of      Weighted-
                        Range of     By Outstanding       Remaining           Average        Options       Average
                    Exercise Prices      Options       Contractual Life    Exercise Price  Exercisable  Exercise Price
                    --------------------------------------------------------------------------------------------------
                    $0.60 - $0.60          5,110             1.33               $ 0.60         5,110        $0.60
                    $6.75 - $9.33      1,331,654             6.46                 8.92       926,403         9.01
                    $9.42 - $11.46       645,447             9.21                11.29        21,247        10.27
                    $11.54 - $26.63      189,410             9.09                17.75        27,903        12.57
                    $0.60 - $26.63     2,171,621             7.50               $10.38       980,663        $9.10
                    ==================================================================================================


                         Had the Company elected to apply the provisions of SFAS
                    No. 123, "Accounting for Stock Based Compensation", regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted during the years ended January 31, 2000, 1999, and 1998, reported net income and earnings per share would have been reduced as follows:

                    (in thousands, except per share amounts)                     2000           1999             1998
                    ----------------------------------------------------------------------------------------------------
                    Net income, as reported                                    $19,334        $14,262           $10,195
                    Pro forma net income                                        17,037         12,641             8,782
                    Earnings per share, as reported                               1.28           0.92              0.66
                    Pro forma earnings per share                                  1.13           0.82              0.57
                    ----------------------------------------------------------------------------------------------------

                         For purposes of pro forma net income and earnings per
                    share calculation in accordance with SFAS No. 123, for each option granted under the 1995 Plan during the year ended January 31, 1996, the fair value is estimated as of the date of grant using the Minimum Value method using a weighted-average assumption of 6.1% risk-free interest rate and 5.5 year option life. For each option granted during the years ended January 31, 2000, 1999, and 1998, the fair value is estimated using the Black-Scholes option-pricing model. The assumptions used are as follows:

                                                                                 2000           1999             1998
                    ---------------------------------------------------------------------------------------------------
                    Risk-free interest rate                                      5.3%           5.3%             6.4%
                    Dividend yield                                                 0              0                0
                    Option life                                                6 years        6 years          6 years
                    Volatility                                                    39%            40%              47%
                    ---------------------------------------------------------------------------------------------------


14. COMMITMENTS     The Company leases office facilities and all retail stores, generally under noncancelable agreements for periods ranging from 7 to 13 years. Most leases require the payment of taxes, insurance and maintenance costs. Future minimum rentals under noncancelable operating leases as of January
                    31, 2000 are as follows:

                    (in thousands)          Years ending January 31,        Amount
                    --------------------------------------------------------------
                                            2001                            20,336
                                            2002                            19,879
                                            2003                            19,322
                                            2004                            18,930
                                            2005                            17,846
                                            thereafter                      64,758
                                            --------------------------------------
                                                                          $161,071



                                            ======================================

                    Total rental expense for all operating leases for the years ended January 31, is as follows:

                                                                                 2000           1999             1998
                    ------------------------------------------------------------------------------------------------------
                    Rental expense:
                    Minimum                                                   $17,950        $13,517          $10,748
                    Rentals based on sales                                      2,520          2,015            1,746
                    ------------------------------------------------------------------------------------------------------
                                                                              $20,470        $15,532          $12,494
                    ======================================================================================================

15. SUBSEQUENT      ACCOUNTING CHANGE
    EVENTS          On December 3, 1999 the SEC issued certain accounting
                    guidance in Staff Accounting Bulletin 101, "Revenue
                    Recognition in Financial Statements" ("SAB 101"). SAB 101, among other things, indicates that revenue from layaway sales should only be recognized upon delivery of merchandise to the customer. In consideration of this guidance, the Company implemented a change in accounting in the first quarter of fiscal year 2000.
                         The Company has recorded a charge of approximately $5.0
                    million, $3.0 million net of tax, which will be presented as a cumulative effect of this accounting change on February 1, 2000.

                    REGISTRATION STATEMENT (UNAUDITED)
                    On January 27, 2000, the Company filed with the SEC a registration statement on Form S 3 for the offer and sale by the Company of 2,300,000 shares of its common stock and by selling stockholders of 625,000 shares of the Company's common stock. Net proceeds from the offering are intended to pay down bank debt, and for working capital and other general corporate purposes.


16. UNAUDITED       The Company's results of operations fluctuate on a quarterly
    QUARTERLY       basis. The following table sets forth summary unaudited
    RESULTS         financial information of the Company for each quarter in
                    fiscal 1999 and fiscal 1998. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this annual report, and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto.



                                                                                           1999 Quarters Ended
                                                                --------------------------------------------------------------------
                    (in thousands
                    except per share amounts)                   April 30, 1999   July 31, 1999   October 31, 1999   January 31, 2000
                    ----------------------------------------------------------------------------------------------------------------
                    Net sales                                          $58,935         $65,886            $62,933           $127,652
                    Gross profit                                        22,987          26,623             25,039             57,859
                    Income from operations                               3,157           5,080              3,434             25,585
                    Net income                                           1,168           2,268              1,085             14,813
                    Diluted earnings per share:
                      Net income                                       $  0.08         $  0.15            $  0.07           $   0.97
                    ================================================================================================================
                                                                                           1998 Quarters Ended
                                                                --------------------------------------------------------------------
                    (in thousands,
                    except per share amounts)                   April 30, 1998   July 31, 1998   October 31, 1998   January 31, 1999
                    ----------------------------------------------------------------------------------------------------------------
                    Net sales                                          $41,584         $46,849            $48,483           $102,026
                    Gross profit                                        16,139          18,762             19,030             45,643
                    Income from operations                               1,946           3,574              2,193             19,600
                    Net income                                             702           1,681                609             11,270
                    Diluted earnings per share:
                      Net income                                       $  0.05         $  0.11            $  0.04           $   0.73
                    ================================================================================================================

                    REPORT OF INDEPENDENT ACCOUNTANTS

                    [PRICEWATEREHOUSECOOPERS LOGO]

                    To the Board of Directors and Shareholders of Whitehall Jewellers, Inc.


                    In our opinion, the accompanying balance sheets and the related statements of operations, shareholders' equity, and cash flow, present fairly, in all material respects, the financial position of Whitehall Jewellers, Inc. (the "Company") at January 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                    /s/ PRICEWATERHOUSECOOPERS LLP

                    Chicago, Illinois
                    February 22, 2000


                    MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
                    The Company's stock began trading on the New York Stock Exchange under the symbol "JWL" on January 27, 2000. Prior to that date the Company's stock traded on the NASDAQ National Market System under the symbol "WHJI." At April 11, 2000, there were 105 holders of Class B stock and 183 holders of Common Stock for a total of 288 registered shareholders.

                                                                              2000                       1999
                                                                      -------------------------------------------------
                                                                         High         Low          High          Low
                    ---------------------------------------------------------------------------------------------------
                    First Quarter                                      $11.917      $ 8.208      $13.667      $11.417
                    Second Quarter                                      18.625       10.292       13.250       10.167
                    Third Quarter                                       20.417       15.333       12.333        6.333
                    Fourth Quarter                                      26.188       14.542       12.417        7.083

                         The Company has not declared any dividends in fiscal
                    1999 and 1998, and intends to retain its earnings to finance future growth. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends, if any, is subject to the discretion of the Board of Directors of the Company and to certain limitations under the General Corporation Law of the State of Delaware. In addition, the Company's Credit Agreement contains restrictions of the Company's ability to pay dividends. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

CORPORATE INFORMATION



BOARD OF DIRECTORS

MATTHEW M. PATINKIN
Executive Vice President -
Store Operations

JACK A. SMITH(2)
The Sports Authority, Inc.
Former Chairman and
Chief Executive Officer

DANIEL H. LEVY(1),(2)
Donnkenny, Inc.
Chairman and Chief Executive Officer

HUGH M. PATINKIN
Chairman of the Board,
Chief Executive Officer,
President

NORMAN PATINKIN(1)
United Marketing Group, L.L.C.
Former Chairman of the Board

JOHN R. DESJARDINS
Executive Vice President -
Finance and Administration,
Secretary

RICHARD BERKOWITZ (1),(2)
Arthur Anderson, L.L.P.
Former Partner

(1) Audit Committee
(2) Compensation Committee


CORPORATE OFFICERS

HUGH M. PATINKIN
Chairman of the Board,
Chief Executive Officer,
President

JOHN R. DESJARDINS
Executive Vice President -
Finance and Administration,
Secretary

MATTHEW M. PATINKIN
Executive Vice President -
Store Operations

LYNN EISENHEIM
Executive Vice President -
Merchandising

MANNY A. BROWN
Executive Vice President -
Store Operations

INDEPENDENT AUDITORS
PricewaterhouseCoopers, LLP
200 East Randolph Street
Chicago, IL 60601

TRANSFER AGENT
Boston EquiServ
150 Royall Street
Canton, MA 02021

CORPORATE HEADQUARTERS
155 North Wacker Drive
Chicago, IL 60606

ANNUAL MEETING
The Annual Meeting of
Shareholders will be held
June 1, 2000 at 4:00 p.m.

GENERAL COUNSEL
Sidley &Austin
One First National Plaza
Chicago, IL 60603

SHAREHOLDER INQUIRIES
John R. Desjardins
Executive Vice President -
Finance and Administration
312-782-6800, extension 151

INTERNET WEBSITE
www.whitehalljewellers.com

COMMON STOCK LISTING
Shares of Common Stock of
Whitehall Jewellers, Inc.
are listed and traded
on the New York Stock Exchange
under the symbol "JWL".