Form 10-K405, Exhibit 13
period 2001-01-31
WHITEHALL JEWELLERS INC
filed 2001-04-30
CIK 868984

                                                                      EXHIBIT 13

                               2000 ANNUAL REPORT

TO OUR SHAREHOLDERS

Fiscal 2000 was a challenging year for Whitehall Jewellers, Inc. and our first disappointing year in nearly a decade. Until mid-2000, we had posted 25 consecutive quarters of comparable store sales increases. Over the previous six years, our operating earnings had grown at an annual compounded rate of 26 percent and our comparable store sales had increased an average of 8 percent a year. In the last four years alone, the Company's store count had increased from 191 to 348. Over the same four years, total sales rose from $189 million to more than $355 million. These are impressive numbers and we are proud of them. However, in fiscal 2000 we fell short of the results we have come to expect.

     In review, total sales for the fiscal year ended January 31, 2001 were $355.1 million, up 12.6 percent from $315.4 million in the previous fiscal year. Comparable store sales for fiscal 2000 decreased 1.7 percent from the record levels of fiscal 1999, when comparable store sales increased by 11.0 percent.

     The holiday season in fiscal year 2000 was the most challenging in a decade. Retail sales in general were disappointing, particularly in comparison to the strong 1999 holiday season, which was one of the best retail seasons ever. In addition to a slowing economy and lower consumer confidence, severe winter weather had an adverse impact on more than half of our stores. As a result, Whitehall's comparable store sales for the fourth quarter of fiscal 2000 fell 8.1 percent in comparison to an 11.1 percent increase during the same period in 1999. While sales per square foot dropped slightly, to $1,286 from $1,319 in fiscal 1999, they continue to be markedly higher than the industry average.

     Primarily due to increased promotions, a shift in sales to lower margin goods and deleveraging of occupancy expenses, our gross margin rate fell to 38.9 percent in fiscal 2000 from 42.0 percent in the same period of the prior year. SG&A expenses increased to 32.6 percent of sales from 30.2 percent in fiscal 1999. As a result, operating earnings for the fiscal year were $22.3 million, down 40 percent from our record earnings in fiscal 1999.

     New stores are an important part of our long-term growth plans. During 2000 we opened 66 new stores. Their initial sales levels were below our historical new store performance. Over the summer months of 2000, we made numerous changes in the staffing, merchandising and operations of these stores. As a result, the performance of these new stores improved to close to historical sales levels by the end of the year. We have reduced our new store opening plans to about 30 for 2001, and we are very pleased with our lineup of new stores.

     The Whitehall business model is intentionally designed to mitigate risk in a number of ways. First, we operate small stores in prime locations. Our stores' small size keeps our average rent and other costs of occupancy lower than others. We select merchandise that is inherently valuable and less affected by fashion changes. We offer private-label credit to our customers in a way that shields the Company from consumer credit risk. These and other operating policies create a strong foundation for Whitehall as an efficient, lower-cost jewelry retailer.

     In light of the current challenging economic environment, over the last few months we have carefully analyzed our business and have focused on a series of actions that we feel will result in increased operational control as well as reduced expenses. We have aggressively reduced costs at our stores and headquarters. We closed eight stores during fiscal 2000 and took a fourth quarter 2000 charge to close 10 more stores. We have eliminated certain practices and tightened our in-store markdown policy. We also are gradually reducing certain operating expenses and, over the course of this year, plan to gradually reduce average store inventory levels. In both cases, this is being done in order to match operational efforts and inventory levels to the prevailing business climate. We are being prudent with our marketing spending in the first half of 2001 and have structured our advertising budget to provide for a significant increase in direct mail to our customers in the Christmas holiday season.

     In slower economic times, our policies and improved operational control will enable us to capture the maximum benefit from every sales dollar. In fact, our expense saving initiatives have already provided positive impact. While we are not optimistic about the sales environment in the next several quarters, we expect that that when the economy strengthens these efficiency initiatives which we are implementing will position us to leverage expenses and significantly improve earnings from increased sales. The Whitehall management team has operated the Company for 20 years. We take the lessons of 2000 seriously and are working hard to improve all aspects of our operations. Executive management earned no bonuses in 2000 and I did not request a salary increase for myself or any of my executive team in 2001. As significant stockholders in the Company, we reiterate our focus on returning Whitehall to be the efficient low-cost provider, which was the hallmark of our success for many years.


Hugh M. Patinkin
Chairman of the Board
Chief Executive Officer and President
April 24, 2001

                         $ 319 Average merchandise sale
               29.0% Cash flow return on net investment in stores
                  6.1% 5-year average annual comp sales growth
 $ 32.4 Earnings before interest, taxes, depreciation and amortization (dollars
                                  in millions)

A SOLID MODEL FOR SUCCESS

     To return the Company to our historic levels of performance, we have adjusted our growth plans for 2001, have reduced expenses and are emphasizing profitable sales.

     This year, we expect to open about 30 new stores, most in existing Whitehall markets, and anticipate that two-thirds of the openings will be completed by May. Our new stores are in some of the best malls in the country, and include three carefully selected new markets: Cincinnati, Cleveland and Pittsburgh. Looking ahead to our 2002 plans, we already have agreements in place to open 10 new stores.

     We closed eight stores in fiscal 2000. After making an uncompromising assessment of each store's financial performance and earnings potential, we have decided to close 10 more stores in fiscal 2001. This leaves the Company with our most productive stores, and has allowed us to reallocate inventory and working capital to new stores. The store closings will lower sales, but will not reduce earnings.

     We are improving control over store personnel expenses by matching staff to key selling times. We've also made changes in our promotional programs that, we believe, are saving more bottom line dollars than would have been generated by additional top-line sales. For example, we are reducing our use of one-year interest free credit.

     At the beginning of fiscal 2001, we instituted operating changes that focus our stores on profitable sales. While remaining competitive, we eliminated certain marginal lines of business. We also are more strictly controlling in-store markdowns. We recognize that these new policies will dampen our overall sales volume. However, we expect the changes to generate significant improvement in merchandising margins.

     In all, we have been working diligently on our systems and processes to support our strong business model.

     36 states
     348 stores
     -------------------------------
     Alabama                       5
     Arizona                       9
     California                   40
     Colorado                      8
     Connecticut                   8
     Delaware                      1
     Florida                      37
     Georgia                      16
     Iowa                          1
     Illinois                     37
     Indiana                       3
     Louisiana                     1
     Massachusetts                 8
     Maryland                      2
     Michigan                      5
     Minnesota                     9
     Missouri                      7
     Nebraska                      2
     Nevada                        7
     New Hampshire                 3
     New Jersey                   16
     New Mexico                    4
     New York                     17
     North Carolina               22
     Oklahoma                      5
     Oregon                        3
     Pennsylvania                  9
     Rhode Island                  1
     South Carolina                3
     South Dakota                  1
     Tennessee                     7
     Texas                        31
     Virginia                     14
     Washington                    4
     West Virginia                 1
     Wisconsin                     1

OUR STRATEGIES

     Our real estate strategy is a key element of our business model. We identify prime, high-traffic locations in regional malls throughout the country. Our stores are small and inviting, with open storefronts that present our merchandise and sales people prominently to mall shoppers. We often optimize a successful store and leverage our regional infrastructure by operating both Whitehall and Lundstrom stores in the same mall.

     Our merchandise strategy is to serve customers who are interested in higher quality diamond, precious gem and gold jewelry. About half our sales are of bridal jewelry (historically the most stable part of a jeweler's business), and traditionally more than 15 percent of our sales are generated by items priced above $3,000. In fiscal 2000, more than 30 percent of our sales were generated by items priced at $1,500 or more.

     Our "no risk" credit policy protects our business from problems associated with customers' failure to pay. Working with private label non-recourse credit purveyors, we can offer many customers attractive credit terms. Our credit policy also preserves strong cash flow for the Company. We generally receive cash payment for private-label credit purchases in two business days.

     Our strategy for increasing in-store productivity is focused on controlling payroll costs while we improve operating margins. By linking compensation to sales, we retain our most productive sales people. We also plan to deploy the promotional programs that have served us well in the past. Our network of more than 350 stores allows us to thoroughly test and fine tune promotional campaigns before launching them companywide.

     As in the past, Whitehall Jewellers will use these strategies with the goal of driving growth, capturing the interest of discriminating customers, and creating shareholder value through strong earnings and significant returns on investment.

Selected Historical Financial and Operating Data

The following table sets forth certain financial and operating data of the Company. The selected statement of operations data and balance sheet data as of and for the fiscal year ended January 31, 2001 (fiscal 2000) and each of the four prior fiscal years are derived from audited financial statements of the Company. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited financial statements appearing elsewhere herein.

(in thousands, except per share and selected operating data)

                                                               Fiscal 2000     Fiscal 1999   Fiscal 1998   Fiscal 1997   Fiscal 1996
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net sales                                                      $   355,065     $  315,406    $  238,942    $   188,898    $ 155,474
Cost of sales (including buying
   and occupancy expenses)                                         217,164        182,898       139,368        110,873       91,134
------------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                  137,901        132,508        99,574         78,025       64,340
Selling, general and administrative expenses                       115,600         95,252        72,261         55,809       45,309
------------------------------------------------------------------------------------------------------------------------------------
     Income from operations                                         22,301         37,256        27,313         22,216       19,031
Interest expense                                                     5,757          5,819         4,123          3,806        6,993
------------------------------------------------------------------------------------------------------------------------------------
     Income from continuing
       operations before income taxes                               16,544         31,437        23,190         18,410       12,038
Income tax expense                                                   6,170         12,103         8,928          7,180        4,695
------------------------------------------------------------------------------------------------------------------------------------
     Net income before extraordinary items and
       cumulative effect of accounting change                       10,374         19,334        14,262         11,230        7,343
Cumulative effect of accounting change, net (1)                     (3,068)          --            --             --           --
Extraordinary item, net (2)                                           --             --            --           (1,035)      10,057
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                     $     7,306     $   19,334    $   14,262    $    10,195    $  17,400
------------------------------------------------------------------------------------------------------------------------------------

DILUTED EARNINGS PER SHARE:
   Net income before extraordinary items and
     cumulative effect of accounting change                    $      0.65     $     1.28    $     0.92    $      0.73    $    0.60
Selected Operating Data:
   Stores open at end of period                                        348            290           250            191          164
   Average net sales per store (3)                             $ 1,116,000     $1,163,000    $1,073,000    $ 1,045,000    $ 990,000
   Average net sales per gross square foot (4)                 $     1,286     $    1,319    $    1,323    $     1,325    $   1,247
   Average merchandise sale                                    $       319     $      303    $      286    $       273    $     255
   Comparable store sales  (decrease) increase (5)                    (1.7%)         11.0%          5.8%           4.8%         7.9%
Balance Sheet Data (at end of period)
   Working Capital                                             $    46,187     $   31,338    $   38,478    $    34,967    $  25,824
   Total assets                                                    252,868        216,936       169,606        118,003       93,533
   Total debt                                                       61,860         59,007        49,526         28,907       21,267
   Stockholders' equity                                            103,171         71,928        62,168         47,803       37,507

(1) Reflects net cumulative effect in the change in accounting for layaway sales. (See Note 2)

(2) Reflects net extraordinary gain (loss) in connection with the extinguishment of debt.

(3) Average net sales per store represents the total net sales for stores open for a full fiscal year divided by the total number of such stores.

(4) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total square feet of such stores.

(5) Comparable store sales are defined as net sales of stores which are operating for the month in the current reporting period as well as open for the same month during the prior year reporting period. Fiscal year 1998 includes sales from the acquired Jewel Box stores from October 1998 through January 1999. Fiscal year 1999 includes sales from thee acquired Jewel Box stores from February through July 1999 and from October through January 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements, including the notes thereto.

BACKGROUND

The Company is a leading national specialty retailer of fine jewelry operating 348 stores in 36 states as of January 31, 2001. The Company experienced rapid growth over a number of years with net sales increasing to $355.1 million in fiscal 2000 compared with $91.1 in fiscal 1993 and the number of Company stores growing to 348 from 122 during that same period. However, a slowing economy and lower consumer confidence during 2000 and continuing into 2001, coupled with poor weather during the 2000 holiday season, resulted in lower sales gains and tighter margins in fiscal 2000 than in the prior fiscal year. The Company believes that ongoing economic weakness will continue to negatively impact sales for at least the next several quarters and possibly beyond that. Further, growth in the Company's sales depends to a significant degree on the Company's ability to successfully expand its operations through the opening of new stores and the pace of such expansion. Given the current economic environment, the Company has reduced the pace of its expansion and expects to open approximately 30 stores in fiscal 2001, compared to 66 new stores in fiscal 2000. In addition, during the fourth quarter the Company identified ten stores to be closed. The closings will enable the Company to achieve certain efficiencies including redeploying the merchandise inventories from these stores. Additionally, certain initiatives that are part of the Company's current focus on improving operational controls and managing expenses are also expected to negatively impact sales. In particular, the Company plans to eliminate trade-ins for merchandise which customers purchased at a competitor's store and to eliminate certain "break-up sales" in which a customer takes elements of two different pieces of jewelry and reassembles them into a new piece of jewelry. The Company believes that sales for fiscal 2001 will be lower as a result of the planned elimination of these practices. The Company is also implementing stricter discounting guidelines, which the Company believes will result in reduced sales. While the Company expects that these initiatives will improve gross margin in fiscal 2001, there can be no assurances that such improvements will occur.

   The Company's business is highly seasonal, with a significant portion of its sales and most of its income generated during the fourth fiscal quarter ending January 31. The Company has historically experienced lower net sales in each of its first three fiscal quarters and expects this trend to continue. The Company's quarterly and annual results of operations may fluctuate significantly as a result of factors including, among others, the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, timing of certain holidays, changes in the Company's merchandise, marketing, or credit programs, general economic, industry and weather conditions that affect consumer spending, as well as pricing, merchandising, marketing, credit and other programs of competitors.

   The Company offers a layaway program that enables its customers to hold an item at its stores and pay for it over a one-year period without interest charges. The Company retains possession of merchandise placed in layaway until the customer has made all required payments. On December 3, 1999 the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." Among other things, SAB 101 requires the deferral of revenue from layaway sales until merchandise is delivered to the customer. Accordingly, the Company implemented a change in accounting in the first quarter of fiscal year 2000. The Company has recorded a charge of approximately $5.0 million, ($3.1 million net of tax) which is presented as the cumulative effect of this accounting change on February 1, 2000.

Results of Operations

   The following table sets forth for the periods indicated certain information derived from the statements of operations of the Company expressed as a percentage of net sales for such periods.

Percentage of Net Sales                                                Fiscal 2000      Fiscal 1999     Fiscal 1998
-------------------------------------------------------------------------------------------------------------------
Net Sales                                                                 100.0%           100.0%          100.0%
   Cost of sales (including buying and occupancy expenses)                 61.1             58.0            58.3
-------------------------------------------------------------------------------------------------------------------
   Gross profit                                                            38.9             42.0            41.7
   Selling, general and administrative expenses                            32.6             30.2            30.3
-------------------------------------------------------------------------------------------------------------------
Income from operations                                                      6.3             11.8            11.4
Interest expense                                                            1.6              1.8             1.7
-------------------------------------------------------------------------------------------------------------------
   Income from before income taxes                                          4.7             10.0             9.7
Income tax expense                                                          1.7              3.8             3.7
-------------------------------------------------------------------------------------------------------------------
   Income before cumulative effect of accounting change                     3.0              6.2             6.0
   Cumulative effect of accounting change, net                             (0.9)             --              --
-------------------------------------------------------------------------------------------------------------------
   Net income                                                               2.1%             6.2%            6.0%
-------------------------------------------------------------------------------------------------------------------


FISCAL 2000 COMPARED TO FISCAL 1999

Net sales increased $39.7 million, or 12.6%, to $355.1 million in fiscal 2000 from $315.4 million in fiscal 1999. Sales from new stores contributed $50.6 million to the overall increase in net sales. These increases were offset partially by a comparable store sales decrease of $5.0 million, or 1.7% in fiscal 2000. Sales were $3.5 million lower due to store closings, together with stores closed for remodeling for limited periods. Lower sales also resulted from the change in accounting for layaway sales of $2.4 million. The total number of merchandise units sold increased by approximately 6.7% from fiscal 1999, while the average price per merchandise sale increased by approximately 5.5% to $319 in fiscal 2000 from $303 in fiscal 1999. While the Company posted strong comparable store sales increase of 11.0% in fiscal 1999, comparable store sales in fiscal 2000 decreased due to a slowdown in the economy, lower consumer confidence and poor weather during the Christmas selling season. The Company opened 66 new stores and closed eight stores during fiscal 2000, increasing the number of stores operated to 348 as of January 31, 2001 from 290 as of January 31, 2000.

   Gross profit increased $5.4 million, or 4.1%, to $137.9 million in fiscal 2000, from $132.5 million in fiscal 1999. As a percentage of net sales, gross margin decreased to 38.9% in fiscal 2000 from 42.0% in fiscal 1999. Approximately half of the decrease was due to lower merchandise margins. This occurred primarily as a result of increased promotional activity including direct mail coupons as well as a shift in merchandise sales mix to diamonds. The balance of the gross margin rate decline resulted primarily from less leverage of occupancy and buying expenses because of lower sales and the $1.0 million write off of store fixed assets resulting from the decision to close ten additional stores in the fourth quarter.

   Selling, general and administrative expenses increased $20.3 million, or 21.4%, to $115.6 million in fiscal 2000 from $95.3 million in fiscal 1999. As a percentage of net sales, selling, general and administrative expenses were 32.6% in fiscal 2000 and 30.2% in fiscal 1999. The dollar increase primarily related to higher advertising expenses ($1.0 million), higher payroll expenses ($12.9 million), increased other operating expenses ($4.0 million) and higher credit expense ($2.9 million). Selling, general and administrative expenses attributable to the 66 stores opened in fiscal 2000 and the 46 stores opened in fiscal 1999 accounted for $17.7 million of the total increase in selling, general and administrative expenses. Advertising expenses increased in fiscal 2000, as compared to fiscal 1999, due to an expansion of the Company's marketing programs, including direct mail coupons and birthday mailings. Payroll costs increased in fiscal 2000, as compared to fiscal 1999, primarily due to the increased number of stores, an effort to upgrade the quality of store sales associates and managers, training of new store associates and the addition of more field-based supervisors. Credit sales as a percentage of net sales increased to 41.4% in fiscal 2000 from 40.0% in fiscal 1999 due to greater emphasis on private label credit promotions. The usage of private label credit contributed to an increase in the average price per merchandise sale and higher total sales.

   As a result of the factors discussed above, income from operations decreased 40.2%, to $22.3 million in fiscal 2000 from $37.3 million in fiscal 1999. As a percentage of net sales, income from operations decreased to 6.3% in fiscal 2000 from 11.8% in fiscal 1999.

   Interest expense was unchanged from fiscal 1999 at $5.8 million. As a percentage of net sales, interest expense decreased to 1.6% in fiscal 2000 from 1.8% in fiscal 1999.

FISCAL 1999 COMPARED TO FISCAL 1998

Net sales increased $76.5 million, or 32.0%, to $315.4 million in fiscal 1999 from $238.9 million in fiscal 1998. Comparable store sales increased $25.9 million, or 11.0% in fiscal 1999. Sales from new stores contributed $41.9 million to the overall increase in net sales. Sales from the acquired stores contributed $10.8 million in increased sales. Increases in layaway balances contributed to a higher sales increase of $1.4 million compared to the prior fiscal year. These increases were offset partially by lower sales of $2.4 million related to store closings, together with stores closed for remodeling for limited periods. The total number of merchandise units sold increased by approximately 24.5% from fiscal 1998, while the average price per merchandise sale increased by approximately 5.9% to $303 in fiscal 1999 from $286 in fiscal 1998. Comparable store sales increased due to the strong economic environment for jewelry purchases, increased use of non-recourse credit, marketing programs, strong store inventory assortments and the contribution from the acquired jewelry stores. The Company opened 46 new stores and closed six stores during fiscal 1999, increasing the number of stores operated to 290 as of January 31, 2000 from 250 as of January 31, 1999.

   Gross profit increased $32.9 million, or 33.1%, to $132.5 million in fiscal 1999, from $99.6 million in fiscal 1998. As a percentage of net sales, gross margin increased to 42.0% in fiscal 1999 from 41.7% in fiscal 1998. This increase was due to higher margins on diamonds and precious and semi-precious jewelry categories that were partially offset by slightly higher buying costs.

   Selling, general and administrative expenses increased $23.0 million, or 31.8%, to $95.3 million in fiscal 1999 from $72.3 million in fiscal 1998. As a percentage of net sales, selling, general and administrative expenses were 30.2% in both fiscal 1999 and fiscal 1998. The dollar increase primarily related to higher advertising expenses ($0.9 million), higher payroll expenses ($15.0 million), increased other operating expenses ($5.8 million) and higher credit expense ($1.6 million). Selling, general and administrative expenses attributable to the 46 stores opened in fiscal 1999 and the 34 stores opened and 36 stores acquired in fiscal 1998 accounted for $6.7 million of the total increase in selling, general and administrative expenses. Advertising expenses increased in fiscal 1999 as compared to fiscal 1998 due to an expansion of the Company's marketing programs, including radio advertising during the Christmas holiday season and direct marketing campaigns. Payroll costs increased in fiscal 1999, as compared to fiscal 1998, primarily due to a continuing effort to upgrade the quality of store managers, an increase in incentive compensation paid to store-based personnel and the addition of more field-based supervisors. Credit sales as a percentage of net sales increased to 40.0% in fiscal 1999 from 38.6% in fiscal 1998 due to greater emphasis on private label credit promotions. The usage of private label credit contributed to an increase in the average price per merchandise sale and higher total sales.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash requirements consist principally of funding increases in inventory at existing stores, funding capital expenditures and acquisitions of new stores and working capital (primarily inventory) associated with the Company's new stores. The Company's primary sources of liquidity have historically been cash flow from operations and bank borrowings under the Company's revolver.
Fiscal 2000

   The Company's cash flows from operating activities decreased to negative $6.2 million in fiscal 2000 from $13.1 million in fiscal 1999. Lower income from operations together with increases in merchandise inventories ($27.8 million) and decreases in accrued taxes ($3.1 million) were partially offset by cumulative effect of the accounting change for layaways ($3.1 million), decreases in accounts receivable ($2.0 million), increases in accounts payable ($0.3 million), accrued expenses ($0.7 million), prepaid expenses ($0.4 million), long-term liabilities ($0.5 million) and depreciation and amortization ($10.4 million). Cash used in investing activities included the funding of capital expenditures ($22.7 million) related primarily to the opening of 66 new stores in fiscal 2000. Cash generated from financing activities included (i) sale of 2,325,000 shares of common stock to the public at $19.5625 generating net proceeds of approximately $42.5 million, (ii) an increase in revolver borrowings under the credit facility ($6.1 million), (iii) proceeds from gold sold and consigned under the gold consignment facility ($2.0 million) and (iv) proceeds from the exercise of stock options ($0.4 million). The Company utilized cash for financing activities in fiscal 2000 primarily to purchase treasury stock as part of the stock buy-back program ($19.0 million) and to make scheduled principal payments on the term loan ($3.3 million). Stockholders' equity increased from $71.9 million at January 31, 2000 to $103.2 million at January 31, 2001.

FISCAL 1999

The Company's cash flows from operating activities increased to $13.1 million in fiscal 1999 from $11.0 million in fiscal 1998. Higher income from operations together with increases in accounts payable ($11.4 million), accrued expenses ($7.3 million) and depreciation and amortization ($7.6 million) were offset partially by increases in merchandise inventories ($30.9 million) and layaway receivables ($2.1 million). Cash used in investing activities included the funding of capital expenditures ($22.2 million) related primarily to the opening of 46 new stores in fiscal 1999. Cash generated from financing activities included (i) an increase in revolver borrowings under the new credit facility ($9.2 million), (ii) proceeds from gold consigned under the gold consignment facility ($3.0 million) and (iii) proceeds from the exercise of stock options ($0.4 million). The Company utilized cash for financing activities in fiscal 1999 primarily to purchase treasury stock ($10.0 million) and to make scheduled principal payments on the term loan ($2.8 million). Stockholders' equity increased from $62.2 million at January 31, 1999 to $71.9 million at January 31, 2000.

OTHER LIQUIDITY AND CAPITAL RESOURCES ELEMENTS

In June 2000, the Company amended and expanded its credit facility to a total of $166.5 million. The Company has a $150.0 million revolving credit facility and a $14.0 million term loan facility (originally $16.5 million, less principal repayments) through June 30, 2004. A gold consignment facility of up to $40.0 million is available under the revolving credit facility. Interest rates and commitment fees are charged on the unused facility float based on the Company's quarterly performance. Since these interest rates are determined by reference to Eurodollar or prime rates, changes in market interests rates can materially affect the Company's interest expense. Borrowings under the revolver are limited to a borrowing base determined based on the levels of the Company's inventory and accounts receivable. Availability under the revolver is based on amounts outstanding thereunder, including the value of consigned gold which fluctuates based on current gold prices. The peak outstanding borrowing under the Company's revolver during fiscal 2000 and 1999 was $82.1 million and $66.6 million, respectively. The unused facility was $82.5 million as of January 31, 2001.

   The Company has a gold consignment facility as part of its credit facility pursuant to which the Company accepts as consignee, and is responsible to return at a future date, a fixed number of ounces of gold. The periodic charges paid by the Company are computed based on a percentage of the value of the gold consigned. Therefore, an increase in the price of gold could substantially increase the annual costs to the Company of the gold consignment and the eventual cost to the Company upon the termination of this arrangement. As of January 31, 2000, the Company had sold and simultaneously consigned 69,500 troy ounces of gold for $24.3 million. In June 2000 the company sold and simultaneously consigned 7,000 troy ounces of gold for $2.0 million under its gold consignment facility. With the addition of the newly consigned gold, on June 30, 2004, the Company is required to return or repurchase 76,500 troy ounces of gold under the facility at the prevailing gold rate in effect on that date or the facility will be renewed.

   A substantial portion of the merchandise sold by the Company is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing the Company's direct capital investment in inventory. The peak consigned inventories from merchandise vendors were $76.1 million and $59.0 million during fiscal 2000 and 1999, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, the financial condition of the Company and a number of economic or competitive conditions in the jewelry business or the general economy. Any change in these relationships could have a material adverse effect on the Company's results of operations or financial condition.

   On March 6, 2000 the Company completed the sale to the public of 2,325,000 shares of its common stock at an offering price of $19.5625 per share. The Company received net proceeds of approximately $42.5 million, which it used to reduce bank debt, to accelerate new store openings and for working capital and general corporate purposes.

   On July 14, 2000, the Company announced that its Board of Directors had authorized the repurchase of up to $15.0 million of its common stock. The repurchase program authorized the Company to purchase shares over an 18 month period in the open market or through privately negotiated transactions. On August 23, 2000 the Company announced that its Board of Directors had authorized a $5.0 million increase in the stock repurchase program. As of January 31, 2001, the Company has repurchased 2,317,500 shares at a total cost of approximately $19.0 million.

   The Company's inventory levels and working capital requirements have historically been highest in advance of the Christmas season. The Company has funded these seasonal working capital needs through borrowings under the Company's revolver and increases in trade payables and accrued expenses.

   Management expects that cash flows from operating activities and funds available under its revolving credit facility will be sufficient to support the Company's current new store expansion program and seasonal working capital needs for the foreseeable future.

INTEREST RATE RISK

The Company's exposure to changes in interest rates relates primarily to its borrowing activities to fund business operations. The Company principally uses floating rate borrowings under its revolving credit and term loan facilities. The Company currently does not use derivative financial instruments to protect itself from fluctuations in interest rates.

   The information below summarizes the Company's interest rate risk associated with debt obligations outstanding as of January 31, 2001. The table presents principal cash flows and related interest rates by fiscal year of maturity or repricing date.

                                                           Expected Fiscal Year of Maturity/Repricing
                                              2001       2002      2003       2004    Thereafter          Total
---------------------------------------------------------------------------------------------------------------
Variable rate (a)                       $   61,220                                                   $   61,220
Average interest rate                        7.98%                                                         7.98%
Fixed rate                                                                            $      640     $      640
Average interest rate                                                                      12.15%         12.15%
---------------------------------------------------------------------------------------------------------------

(a) Includes $14.0 million of term debt with scheduled principal payments due between April 2001 and September 2003. All term loans are variable rate, which reprice within 2001. Interest rates charged on the facility float in a grid based on the Company's quarterly financial performance.

GOLD PRICE RISK

The Company's exposure to changes in the price of gold relates to its borrowing activities under its gold consignment facility. The Company accepts as consignee, and is responsible to return at a future date, a fixed number of ounces of gold. The periodic charges paid by the Company are computed based on a percentage of the value of the gold consigned. An increase in the price of gold could substantially increase the annual costs to the Company of the gold consigned and the eventual costs to the Company upon the termination of this arrangement.

   The information below summarizes the Company's market risks associated with gold consigned as of January 31, 2001. The table below presents the number of troy ounces of gold consigned and the current average gold prices by fiscal year of maturity.

Expected Fiscal Year of Maturity

                                                             Expected Fiscal Year of Maturity
                                              2001       2002      2003       2004    Thereafter    Total
---------------------------------------------------------------------------------------------------------
Troy ounces of gold consigned                                    76,500                            76,500
Gold price as of January 31, 2001                               $   266                           $   266
---------------------------------------------------------------------------------------------------------

"In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the effective date of which was amended in September 1999 by SFAS No. 137). This Statement was further amended in June 2000 by SFAS No. 138. SFAS No. 133 and the amendments found in SFAS No. 138 require that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has assessed the impact of adoption of this Statement on the financial position and results of operations and determined that adoption will not have a material impact on the financial statements. The Company will implement SFAS No. 133 and the amendments found in SFAS No. 138 on January 1, 2001."

INFLATION

The Company believes that inflation generally has not had a material effect on the results of its operations. There is no assurance, however, that inflation will not materially affect the Company in the future.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the current beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company including statements related to the markets for the Company's products, general trends and trends in the Company's operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to the Company or the management of the Company, may identify forward-looking statements. Such statements reflect the judgement of the company as of the date of this report with respect to future events, the outcome of which is subject to certain risks, including the factors described from time to time in our filings with the Securities and Exchange Commission, which may have a significant impact on the Company's business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. The Company undertakes no obligation to update forward-looking statements.

Statements of Operations
For the Years Ended January 31, 2001, 2000 and 1999

(in thousands, except per share data)                                                        2001              2000             1999
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                               $ 355,065          $315,406         $238,942
Cost of sales (including buying and occupancy expenses)                                   217,164           182,898          139,368
------------------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                                           137,901           132,508           99,574
Selling, general and administrative expenses                                              115,600            92,252           72,261
------------------------------------------------------------------------------------------------------------------------------------
   Income from operations                                                                  22,301            37,256           27,313
Interest expense                                                                            5,757             5,819            4,123
------------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                                                              16,544            31,437           23,190
Income tax expense                                                                          6,170            12,103            8,928
------------------------------------------------------------------------------------------------------------------------------------
   Income before cumulative effect of change in accounting, net                            10,374            19,334           14,262
Cumulative effect of change in accounting, net                                             (3,068)             --               --
------------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                           $   7,306          $ 19,334         $ 14,262
------------------------------------------------------------------------------------------------------------------------------------

Basic earnings per share:
   Income before cumulative effect of change in accounting, net                         $    0.66          $   1.33         $   0.93
   Cumulative effect of change in accounting, net                                           (0.19)             --               --
------------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                           $    0.47          $   1.33         $   0.93
------------------------------------------------------------------------------------------------------------------------------------

   Weighted average common share and common share equivalents                              15,617            14,560           15,275
------------------------------------------------------------------------------------------------------------------------------------

Diluted earnings per share:
   Income before cumulative effect of change in accounting, net                         $    0.65          $   1.28         $   0.92
   Cumulative effect of change in accounting, net                                           (0.19)             --               --
------------------------------------------------------------------------------------------------------------------------------------

   Net income                                                                           $    0.46          $   1.28         $   0.92
------------------------------------------------------------------------------------------------------------------------------------

   Weighted average common share and common share equivalents                              15,964            15,129           15,495
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Balance Sheets
As of January 31, 2001 and January 31, 2000


(in thousands, except per share amounts)                                                  2001           2000
-------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Accounts receivable, net                                                          $   1,406      $   3,159
   Layaway receivables, net                                                                 --          5,638
   Merchandise inventories                                                             178,053        147,691
   Other current assets                                                                    688          1,109
   Deferred income taxes, net                                                            2,817          2,086
   Deferred financing costs                                                                402            362
-------------------------------------------------------------------------------------------------------------
     Total current assets                                                              183,366        160,045
Property and equipment, net                                                             62,080         49,144
Goodwill, net                                                                            5,924          6,186
Deferred income taxes, net                                                                 527            613
Deferred financing costs                                                                   971            948
-------------------------------------------------------------------------------------------------------------
     Total assets                                                                    $ 252,868      $ 216,936
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Outstanding checks, net                                                           $  17,778      $  17,207
   Revolver loans                                                                       47,220         41,117
   Current portion of long-term debt                                                     4,250          3,250
   Customer Deposits                                                                     4,214             --
   Accounts payable                                                                     37,278         37,005
   Income taxes                                                                          2,940          7,315
   Accrued payroll                                                                       5,170          5,945
   Other accrued expenses                                                               18,329         16,868
-------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                         137,179        128,707
Total long-term debt, net of current portion                                            10,390         14,640
Other long-term liabilities                                                              2,128          1,661
-------------------------------------------------------------------------------------------------------------
       Total liabilities                                                               149,697        145,008

Commitments and contingencies
Stockholders' equity:
   Common Stock, ($.001 par value; 30,000,000 shares authorized;
     17,733,387 shares and 15,353,120 shares issued, respectively)                          17             15
   Class B Common Stock, ($1.00 par value; 29,567 shares authorized;
     148 shares and 152 shares issued and outstanding, respectively)                        --             --
   Additional paid-in capital                                                          103,341         60,426
   Retained earnings                                                                    28,790         21,484
-------------------------------------------------------------------------------------------------------------
                                                                                       132,148         81,925

   Treasury stock, 3,200,876 and 883,376 shares, respectively at cost                  (28,977)        (9,997)
-------------------------------------------------------------------------------------------------------------
     Total stockholders' equity, net                                                   103,171         71,928
-------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                      $ 252,868      $ 216,936
-------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

Statements of Stockholders' Equity
For the Years Ended January 31, 2001, 2000 and 1999


                                                                                              Retained
                                                               Class B     Additional        Earnings/
                                                    Common      Common        Paid-in     (Accumulated       Treasury
(in thousands)                                       Stock       Stock        Capital          Deficit)         Stock
----------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                         $   15          --      $  59,900         $ (12,112)    $      --
Net income                                              --          --             --            14,262            --
Exercise of options                                     --          --            103                --            --
----------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1999                             15          --         60,003             2,150            --
Net income                                              --          --             --            19,334            --
Exercise of options                                     --          --            423                --            --
Treasury stock repurchase                               --          --             --                --        (9,997)
----------------------------------------------------------------------------------------------------------------------
Balance at January 31, 2000                             15          --         60,426            21,484        (9,997)
Net income                                              --          --             --             7,306            --
Exercise of options                                     --          --            380                --            --
Equity offering                                          2          --         42,535                --            --
Treasury stock repurchase                               --          --             --                --       (18,980)
----------------------------------------------------------------------------------------------------------------------
Balance at January 31, 2001                         $   17          --      $ 103,341         $  28,790     $ (28,977)
----------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows
For the Years Ended January 31, 2001, 2000 and 1999

(in thousands)                                                                                       2001         2000         1999
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                                   $   7,306    $  19,334    $  14,262
   Adjustments to reconcile net income to net cash (used in) provided by operating activities:
   Cumulative effect of accounting change, net                                                      3,068         --           --
   Depreciation and amortization                                                                   10,316        7,603        5,204
   Loss on disposition of assets                                                                       75          380           84
   Proceeds from accounts receivables sold, net                                                      --           --          4,041
   Changes in assets and liabilities, net of effects of acquisition:
     (Increase) decrease in accounts receivable, net                                                1,753          138         (754)
     (Increase) in layaway receivables, net                                                          --         (2,124)        (878)
     (Increase) in merchandise inventories, net of gold consignment                               (27,774)     (30,943)     (28,476)
     (Increase) decrease in other current assets                                                      421          220         (216)
     (Increase) in deferred taxes, net                                                               (645)        (255)         688
     (Increase) in deferred financing costs                                                          --           --         (1,215)
     Increase in accounts payable                                                                     273       11,404        9,076
     Increase (decrease) in income taxes                                                           (2,455)       2,089        3,807
     Increase in accrued liabilities and long-term liabilities                                      1,414        5,242        5,386
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by operating activities                                           (6,248)      13,088       11,009

Cash flows from investing activities:
   Capital expenditures                                                                           (22,688)     (22,199)     (14,667)
   Payment for acquired jewelry stores                                                               --           --        (21,760)
   Proceeds from assets sold, net                                                                    --           --            467
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                                        (22,688)     (22,199)     (35,960)

Cash flows financing activities:
   Borrowing on new revolver loan                                                                 444,147      343,362      273,930
   Repayment of new revolver loan                                                                (438,044)    (334,146)    (261,885)
   Repayment of term loan                                                                          (3,250)      (2,750)        --
   Repayment of old term loan                                                                        --           --        (11,426)
   Proceeds from term loan                                                                           --           --         20,000
   Proceeds from gold consignment                                                                   2,016        3,015        5,984
   Proceeds from equity offering                                                                   42,537         --           --
   Financing costs                                                                                   (441)        --           --
   Proceeds from exercise of stock options                                                            380          423          103
   Purchase of treasury stock                                                                     (18,980)      (9,997)        --
   Increase (decrease) in outstanding checks, net                                                     571        9,204       (1,755)
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                                                     28,936        9,111       24,951
-----------------------------------------------------------------------------------------------------------------------------------
     Net change in cash and cash equivalents                                                         --           --           --
Cash and cash equivalents at beginning of period                                                     --           --           --
-----------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of period                                                      $    --      $    --      $    --
Supplemental disclosures of cash flow information:
   Interest paid during year                                                                    $   5,383    $   5,419    $   3,913
   Income taxes paid during year                                                                    9,319       10,188        4,659
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements

Notes to Financial Statements

(1) DESCRIPTION OF OPERATIONS

The financial statements of Whitehall Jewellers, Inc. (the "Company") include the results of the Company's chain of specialty retail fine jewelry stores. The Company operates exclusively in one business segment, specialty retail jewelry. The Company has a national presence with 348 and 290 stores located in 36 and 32 states operating in regional or super-regional shopping malls as of January 31, 2001 and January 31, 2000, respectively.

(2) ACCOUNTING CHANGE

On December 3, 1999 the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, among other things, requires that layaway sales should only be recognized upon delivery of merchandise to the customer. The accounting required by this bulletin became effective for the Company the first fiscal quarter of the fiscal year beginning after December 15, 1999. Accordingly, the Company adopted this pronouncement in the first quarter of fiscal year 2000.

   The Company recorded a charge of approximately $3.1 million during the first quarter, which is net of a $1.9 million tax benefit, presented as a cumulative effect of this accounting change as of February 1, 2000.

   The proforma impact of the change in accounting for layaway sales on the Statement of Operations for the three years ended January 31, 2001, 2000 and 1999 is as follows:

                                                                              2001        2000       1999
                                                                         --------------------------------
Net sales                                                                  355,065     312,421    237,310
Cost of sales                                                              217,164     181,463    138,586
   Gross profit                                                            137,901     130,958     98,724
---------------------------------------------------------------------------------------------------------
Income from operations                                                      22,301      35,706     26,463
---------------------------------------------------------------------------------------------------------

(3) EQUITY OFFERING

In March 2000, the Company completed an offering of Common Stock (the "Offering"). The Company issued 2,325,500 shares of Common Stock, and received proceeds of $42.5 million net of underwriting discounts and offering costs. The Company used the proceeds to reduce the Company's indebtedness and for working capital and other general corporate purposes.

(4) COMMON STOCK REPURCHASE PROGRAM

On July 14, 2000, the Board of Directors authorized the Company to repurchase up to $15.0 million of its Common Stock. On August 23, 2000, the Company announced that its Board of Directors had increased the authorization to purchase shares under the Stock Repurchase Program from $15.0 million to $20.0 million of the Company's Common Stock. Shares repurchased by the Company reduce the weighted average number of common shares outstanding for basic and diluted earnings per share calculations.

   As of January 31, 2000, the Company had repurchased 2,317,500 shares under this Stock Repurchase Program at a total cost of approximately $19.0 million.

(5) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers any temporary cash investments purchased with an original maturity of three months or less to be cash equivalents.

Outstanding Checks

Outstanding checks are stated net of store cash balances, which were approximately $2,829,000 and $2,569,000 as of January 31, 2001 and 2000,
respectively.

Layaway Receivables, Net

Effective February 1, 2000, the Company changed its accounting policy for layaway sales in accordance with SEC Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, which requires that revenue from layaway sales be deferred until merchandise is delivered to the customer. The Company charges the customer to cover the costs of administration for inactive layaways.

   Prior to February 1, 2000, layaway receivables included those sales to customers under the Company's layaway policies, which had not been fully collected as of the end of the fiscal year. Layaway receivables are net of customer payments received to date and net of an estimate for payments on layaway sales which the Company anticipated would never be consummated. This estimate is based on the Company's historical calculation of layaway sales.

Merchandise Inventories

Merchandise inventories are stated principally at the lower of average cost or market. The Company also obtains merchandise from vendors under various consignment agreements. The consigned inventory and related contingent obligations are not reflected in the Company's financial statements. At the time of sale of consigned merchandise to customers, the Company records the purchase liability and the related cost of such merchandise in cost of sales.

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

Long Lived Assets

When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of long lived asset carrying values, using projections of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

Goodwill

Goodwill represents the excess of cost over the fair value of assets acquired in purchase business combinations and is amortized over 25 years using the straight-line method.

Deferred Financing Costs

In connection with the Company's financing agreements, the Company incurred various financing costs, which have been deferred on the Company's balance sheet and are amortized over the terms of the agreements.

Store Preopening Expense

Expenses associated with the opening of new store locations are expensed in the period such costs are incurred.

Lease Expense

The Company leases the premises for its office facilities and all of its retail stores. Certain leases require increasing annual minimum lease payments over the term of the lease. Minimum lease expense under these agreements is recognized on a straight-line basis over the terms of the respective leases. Virtually all leases covering retail stores provide for additional contingent rentals based on a percentage of sales. These costs are expensed in the period incurred.

Revenue Recognition

The Company recognizes revenue from sales of merchandise when earned, as required by SAB 101. Revenue is recognized when delivery has occurred and title and risk of loss have transferred to the customer.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings available to holders of common stock by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed assuming the exercise of all dilutive stock options. Under these assumptions, the weighted average number of common shares outstanding is increased accordingly. The Company completed a three-for-two stock split effected in the form of a stock dividend payable on January 4, 2000 to all common shareholders of record at the close of business on December 24, 1999. The financial statements have been restated for all periods presented to give effect to this stock split.

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

Stock Based Compensation

The Company accounts for stock based compensation according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as interpreted and will continue to do so in the future. However, the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" have been adopted.

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

Account for Derivative Instruments and Hedging Activities

"Recent Accounting Pronouncements-Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as amended by Statement of Financial Accounting Standards No. 137, is required to be adopted by the Company for its fiscal year beginning December 1, 2000. FAS 133 requires disclosures of the objectives for holding or issuing derivative instruments, the context to understand the objectives and the strategies for achieving the objectives, disclosures related to the impact of derivatives as reflected in the statement of comprehensive income as well as requiring that all derivative instruments be recognized as either assets or liabilities in the balance sheet and measured at their fair value. FAS 133 also requires changes in the fair value of derivatives to be recorded in each period in current earnings or comprehensive income, depending on the intended use of the derivatives. The Company does not expect the adoption of the FAS 133, as amended, to have a significant impact on its financial statements."

(6) ACQUISITION

On September 10, 1998, the Company acquired substantially all of the assets of 36 jewelry stores operating under the Jewel Box name from Carlyle & Co. Jewelers and its affiliates, headquartered in Greensboro, North Carolina. The Company purchased all associated inventory, accounts receivable and fixed assets for approximately $22 million (including fees and other costs) in cash (the "Acquisition"). The Acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of Acquisition. The excess of the purchase price over the fair values of the net assets acquired was $6.6 million and has been recorded as goodwill, which is being amortized on a straight-line basis over 25 years. Goodwill amortization was $262,000 for each of the years ended January 31, 2001, 2000 and 1999.

(7) ACCOUNTS RECEIVABLE, NET

The Company has charged bad debts expense of $2,331,000, $1,180,000 and $1,278,000 for doubtful accounts for the years ended January 31, 2001, 2000 and 1999, respectively.

(in thousands)                                                                        2001           2000
---------------------------------------------------------------------------------------------------------
Accounts receivable                                                               $  2,880      $   3,879
Less: allowance for doubtful accounts                                               (1,474)          (720)
---------------------------------------------------------------------------------------------------------
Accounts receivable, net                                                          $  1,406      $   3,159
---------------------------------------------------------------------------------------------------------

(8) INVENTORY

As of January 31, 2001 and January 31, 2000, merchandise inventories consisted of:

(in thousands)                                                                        2001           2000
---------------------------------------------------------------------------------------------------------
Raw materials                                                                     $  7,104      $   7,557
Finished goods inventory                                                           170,949        140,134
---------------------------------------------------------------------------------------------------------
Merchandise inventories                                                           $178,053      $ 147,691
---------------------------------------------------------------------------------------------------------

Raw materials consist primarily of diamonds, precious gems, semi-precious gems and gold. Included within finished goods inventory are allowances for inventory shrink, scrap, and miscellaneous costs of $3,527,000 and $3,517,000 for the years ended January 31, 2001 and 2000, respectively. As of January 31, 2001 and 2000, merchandise consignment inventories held by the Company that are not included in its balance sheets total $76,079,000 and $52,620,000, respectively. In addition, gold consignments of $26,310,000 and $24,294,000 are not included in the Company's balance sheets at January 31, 2001 and 2000, respectively (see
Note 11, Financing Arrangements.)

   Certain general and administrative costs are allocated to inventory. As of January 31, 2001 and 2000, these amounts included in inventory are $2,958,000 and $2,464,000, respectively. General and administrative expenses included in cost of sales or capitalized in ending inventory were $4,964,000, $3,888,000 and $2,945,000 for the years ended January 31, 2001, 2000 and 1999, respectively.

(9) PROPERTY AND EQUIPMENT

Property and equipment includes the following as of January 31:
(in thousands)

                                                                                      2001           2000
---------------------------------------------------------------------------------------------------------
Furniture and fixtures, and software                                              $ 63,767      $  53,122
Leasehold improvements                                                              34,745         26,406
Property and equipment                                                              98,512         79,528
Accumulated depreciation and amortization                                         (35,149)       (29,892)
Reserve for store closing                                                          (1,283)          (492)
---------------------------------------------------------------------------------------------------------
Property and equipment, net                                                       $ 62,080      $  49,144
---------------------------------------------------------------------------------------------------------

   Depreciation expense was $8,558,000, $7,355,000 and $4,791,000 for the years ended January 31, 2001, 2000, and 1999, respectively.

   The reserve for store closings includes the net book value of furniture and fixtures and leasehold improvements for stores identified for closure. For the years ended January 31, 2001 and 2000 charges for store closings included in cost of sales were $1,118,000 and $302,000, respectively.

(10) LONG-TERM LIABILITIES

Included in long-term liabilities at January 31, 2001 and 2000 are $2,128,000 and $1,661,000 respectively, of deferred lease costs.

(11) FINANCING ARRANGEMENTS

In conjunction with the Acquisition (see Note 5), the Company entered into an Amended and Restated Revolving Credit, Term Loan and Gold Consignment Agreement (the "Credit Agreement"), as amended through January 31, 2001, with its bank group to provide for a total facility of $166.5 million through June 30, 2004. Interest rates and the commitment fee charged on the unused portion of the facility float based upon the Company's quarterly financial performance.

   Under this Credit Agreement, the banks have a collateral security interest in substantially all of the assets of the Company. The Credit Agreement contains certain restrictions on capital expenditures, investments, payment of dividends, assumption of additional debt, acquisitions and divestitures, among others, and requires the Company to maintain certain financial ratios based on levels of funded debt, capital expenditures and earnings before interest, taxes, depreciation and amortization.

Revolver Loan

The revolving loan facility under the Credit Agreement is available up to a maximum of $150.0 million, including amounts borrowed under the gold consignment facility, and is limited by a borrowing base computed based on the value of the Company's inventory and accounts receivable. Availability under the revolver is based on amounts outstanding thereunder, including the value of consigned gold which fluctuates based on current gold prices. Interest rates and commitment fees on the unused facility float based on the Company's quarterly financial performance.

   Current interest rates for borrowings under this agreement are, at the Company's option, Eurodollar rates plus 137.5 basis points or the banks' prime rate. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. The interest expense under the current and former revolver facilities for the years ended January 31, 2001, 2000 and 1999 was $3,449,000, $3,279,000, and $2,060,000, respectively, reflecting a weighted average interest rate of 8.0%, 6.9% and 7.7%, respectively.

Term Loan

The term loan facility under the Credit Agreement is available up to a maximum of $14.0 million (originally $16.5 million, less principal repayments). Current interest rates for these borrowings are, at the Company's option, Eurodollar rates plus 187.5 basis points or the banks' prime rate plus 50 basis points. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. Interest rates and the commitment fee charged on the unused facility float based on the Company's quarterly financial performance. The interest expense under the current and former term loan facilities for the years ended January 31, 2001, 2000 and 1999 was $1,348,000, $1,372,000 and $1,139,000, respectively for these borrowings, reflecting a weighted average interest rate of 8.3%, 7.3% and 7.8%, respectively.

Gold Consignment Facility

As of January 31, 2001, the Company had sold and simultaneously consigned a total of 76,500 troy ounces of gold for $26.3 million under a gold consignment facility. The facility provides for the sale of a maximum of 115,000 troy ounces of gold or $40.0 million. Under the agreement, the Company pays consignment fees of 175 basis points over the rate set by the bank based on the London Interbank Bullion Rates payable monthly. A commitment fee of 50 basis points per annum on the unused portion of the gold consignment facility is payable monthly. Interest rates and the commitment fees charged on the unused facility float based on the Company's quarterly financial performance. The consignment fees totaled $520,000, $699,000, and $549,000 for the years ended January 31, 2001, 2000 and
1999, respectively, at a weighted average rate of 2.5%, 3.6% and 3.5%, respectively. On June 30, 2004, the Company is required to return or repurchase 76,500 troy ounces of gold under this agreement at the prevailing gold rate in effect on that date, or the facility will be renewed. Based on the gold rate as of January 31, 2001, the market value of the gold consigned was $20.3 million.

Subordinated Notes

In conjunction with the Company's initial public offering in fiscal year 1996, subsequent follow-on offering in fiscal year 1996 and recapitalization in fiscal year 1997, the Company issued Senior Subordinated Notes totaling $20,000,000 due in 2004. Series A Senior Subordinated Notes due 2004 (the "Series A Notes") totaling $12,000,000 bear interest at 12.15% per annum payable in cash, with interest payments due quarterly. The Series B Senior Subordinated Notes due 2004 (the "Series B Notes") totaling $8,000,000 bear interest at 15% per annum increasing 1% per annum beginning May 1, 1998, payable in cash, with interest payments due quarterly.

   The Series A Notes subsequently were exchanged for the Series C Notes which are identical in all material respects to the Series A Notes, except that the Series C Notes have been registered under the Securities Act of 1933 (the "Securities Act"). The Series B Notes subsequently were exchanged for the Series D Notes which are identical in all material respects to the Series B Notes, except that the Series D Notes have been registered under the Securities Act.

   In conjunction with the Company's Common Stock offering in November 1996, the Series D Notes were redeemed at a premium. In January 1998, $1,480,000 of the Series C Notes were redeemed for a total of $1,554,000. In January 1998, the Company completed a tender offer to purchase $9,880,000 of the Series C Notes at a premium of $1,087,000. Interest expense was $78,000 for each of the years ended January 31, 2001, 2000 and 1999, respectively.

   As of January 31, 2001 and 2000, the current portion and noncurrent portion of long-term debt consisted of the following:

(in thousands)                                                                            2001       2000
---------------------------------------------------------------------------------------------------------
Current portion of long-term debt:
   Term loan                                                                          $  4,250    $ 3,250
---------------------------------------------------------------------------------------------------------
     Total                                                                            $  4,250    $ 3,250
---------------------------------------------------------------------------------------------------------

Long-term debt, net of current portion:
Term loan                                                                             $  9,750    $14,000
   Subordinated debt                                                                       640        640
---------------------------------------------------------------------------------------------------------
     Total                                                                            $ 10,390    $14,640
---------------------------------------------------------------------------------------------------------

Future scheduled maturities under the loan agreements, excluding the revolver for January 31, 2001, are as follows:

                                                                                     Subordinated
(in thousands)                                                                Term       Notes      Total
---------------------------------------------------------------------------------------------------------
January 31, 2002                                                         $   4,250      $   --    $ 4,250
January 31, 2003                                                             5,250          --      5,250
January 31, 2004                                                             4,500          --      4,500
April 30, 2004                                                                  --         640        640
---------------------------------------------------------------------------------------------------------
Total                                                                    $  14,000      $  640    $14,640
---------------------------------------------------------------------------------------------------------

   The carrying amount of the Company's borrowings under the Credit Agreement and other long-term borrowings approximate fair value.

(12) DEFERRED FINANCING COSTS

In conjunction with the Company's recapitalization of its financing arrangements in fiscal year 1997 and the establishment of the Credit Agreement in fiscal year 1998 and the amendments to the Credit Agreement in fiscal year 2000, the Company incurred $441,000, and $1,100,000 in deferred financing costs for the years ended January 31, 2001 and 1999, respectively. The remaining costs are being amortized over the extended term of the Credit Agreement. Amortization expense in the years ended January 31, 2001, 2000 and 1999 was $378,000, $362,000 and
$303,000, respectively.

(13) INCOME TAXES

The temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax asset and deferred tax liability and their approximate tax effects are as follows, as of January 31:

                                                           2001                               2000
                                               ----------------------------------------------------------
                                                 Temporary         Tax               Temporary        Tax
(in thousands)                                  Difference      Effect               Difference    Effect
---------------------------------------------------------------------------------------------------------
Merchandise inventories                           $  1,753     $   666                 $ 1,402    $   554
Property and equipment, net                             --          --                     103         40
Accrued rent                                         2,394         910                   1,862        736
Accounts receivable                                  2,085         792                     985        389
Sales returns                                        1,427         542                   1,229        485
Vacation pay                                         1,148         436                     960        379
Other                                                1,284         488                     705        279
---------------------------------------------------------------------------------------------------------
   Total deferred tax asset                         10,091       3,834                   7,246      2,862
---------------------------------------------------------------------------------------------------------
Property and equipment, net                            717         272                      --         --
Other liability                                        575         218                     413        163
   Total deferred tax liability                     (1,292        (490)                   (413)      (163)
---------------------------------------------------------------------------------------------------------
   Net deferred tax asset                         $  8,799     $ 3,344                 $ 6,833    $ 2,699
---------------------------------------------------------------------------------------------------------

   The net current and non-current components of deferred income taxes recognized in the balance sheet at January 31 are as follows:

(in thousands)                                                                            2001       2000
---------------------------------------------------------------------------------------------------------
Net current assets                                                                     $ 2,817    $ 2,086
Net non-current assets                                                                     527        613
---------------------------------------------------------------------------------------------------------
                                                                                       $ 3,344    $ 2,699
---------------------------------------------------------------------------------------------------------

The income tax expense for the years ended January 31, consists of the following:

(in thousands)                                                                2001        2000       1999
---------------------------------------------------------------------------------------------------------
Current expense                                                          $   7,217    $ 12,559   $  8,162
Deferred tax expense                                                       (1,047)       (456)        766
---------------------------------------------------------------------------------------------------------
Total income tax expense                                                 $   6,170    $ 12,103   $  8,928
---------------------------------------------------------------------------------------------------------

   The provision for income taxes on income differs from the statutory tax expense computed by applying the federal corporate tax rate of 34%, 35% and 34% for the years ended January 31, 2001, 2000, and 1999, respectively.

(in thousands)                                                                2001        2000       1999
---------------------------------------------------------------------------------------------------------
Taxes computed at statutory rate                                         $   5,671    $ 11,002   $  8,116
Sales tax expense, net of federal benefit                                      504       1,395        943
Other                                                                          (5)       (294)      (131)
---------------------------------------------------------------------------------------------------------
Total income tax expense                                                 $   6,170    $ 12,103   $  8,928
---------------------------------------------------------------------------------------------------------

(14) COMMON STOCK

Following are the number of shares issued and outstanding for each of the Company's classes of Common Stock as of January 31:

                                                                              Class B
                                                      Common Stock       Common Stock           Treasury
(in thousands)                                    (par value $.001)  (Par value $.001)             Stock
--------------------------------------------------------------------------------------------------------
Balance at January 31,1998                              15,223,554                152                (26)
Exercise of Options                                         55,235                 --                 --
--------------------------------------------------------------------------------------------------------
Balance at January 31, 1999                             15,278,789                152                (26)
Exercise of Options/Restricted Shares                       74,331                 --                 --
Purchase of Treasury Stock                                      --                 --           (883,350)
--------------------------------------------------------------------------------------------------------
Balance at January 31, 2000                             15,353,120                152           (883,376)
Conversion of Class B Common Stock                             151                (4)                 --
Exercise of Options/Restricted Shares                       54,616                 --                 --
Issuance of Stock                                        2,325,500                 --                 --
Purchase of Treasury Stock                                      --                 --         (2,317,500)
--------------------------------------------------------------------------------------------------------
Balance at January 31,2001                              17,733,387                148         (3,200,876)
--------------------------------------------------------------------------------------------------------

   Each share of Class B Common Stock is exchangeable into common stock on a
35.4 for 1 basis. Each share of Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to 35.4 votes on each matter submitted to stockholders for vote.

(15) EARNINGS PER COMMON SHARE

The Company adopted SFAS No. 128, "Earnings Per Share," in fiscal year 1998. Basic earnings per share is computed by dividing net earnings available to holders of common stock by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed assuming the exercise of all dilutive stock options. Under these assumptions, the weighted average number of common shares outstanding is increased accordingly.

    The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations:

                                              2001                     2000                   1999
                                     ---------------------------------------------------------------------
                                        Basic      Diluted       Basic     Diluted       Basic    Diluted
---------------------------------------------------------------------------------------------------------
EPS Numerator:
Net income                             $7,306      $ 7,306    $ 19,334    $ 19,344     $14,262    $14,262
EPS Denominator:
Average common shares outstanding:     15,617       15,617      14,560      14,560      15,275     15,275
Effect of dilutive securities:
Stock options                              --          347          --         569          --        220
---------------------------------------------------------------------------------------------------------
Total shares                           15,617       15,964      14,560      15,129      15,275     15,495
---------------------------------------------------------------------------------------------------------

Earnings per share                     $ 0.47      $  0.46    $   1.33    $   1.28     $  0.93    $  0.92
---------------------------------------------------------------------------------------------------------

   On July 14, 2000, the Board of Directors authorized the Company to repurchase up to $15.0 million of its Common Stock. On August 23, 2000, the Company announced that its Board of Directors had increased the authorization to purchase shares under the Stock Repurchase Program from $15.0 million to $20.0 million of the Company's Common Stock. Shares repurchased by the Company reduce the weighted average number of common shares outstanding for basic and diluted earnings per share calculations.

   During the years ended January 31, 2001 and 2000, the Company had repurchased 2,317,500 and 883,350 shares under Stock Repurchase Programs at a total cost of approximately $19.0 million and $10.0 million, respectively.

(16) EMPLOYEE BENEFIT PLAN

Effective October 1, 1997, the Company established a 401(k) Plan (the "Plan") for the benefit of substantially all employees, the assets of which are not commingled with Company funds. Employees become eligible to participate in the Plan after one year of service, which is defined as at least one year of employment and 1,000 hours worked in that year. The Company may make discretionary contributions to the Plan. No such discretionary contributions have been made since inception.

   In 1988, the Company established an Employee Stock Ownership Plan (the "ESOP"), which is a noncontributory plan established to acquire shares of the Company's Class B Common Stock for the benefit of all employees. In conjunction with completion of the Company's initial public offering and recapitalization of its financing arrangements, the Company restructured the ESOP. As of January 31, 1998, all remaining shares had been released to participants. As long as the Company's stock is publicly traded, the Company is not required to repurchase shares from ESOP participants. The only remaining activity of the ESOP is to make distributions to existing participants or beneficiaries.

(17) STOCK PLANS

On September 28, 1995, the Company authorized the equivalent of 1,039,647 options under the Incentive Stock Option Plan (the "1995 Plan") to be granted to certain members of the Company's management. Options for the equivalent of 1,032,342 were issued at exercise prices ranging from $0.60 to $0.66 per share. These prices were greater than or equal to the fair market value at the date of grant, as determined by an independent third party valuation. The options allow the holders to purchase Common Stock within a period ranging from five years to five years and eight months, at a fixed price. No expense was recorded in connection with these options. On September 28, 1995, the Company granted the equivalent of 759,222 shares of Restricted Stock to certain members of the Company's management. During fiscal 1995, the Company recognized $461,000 in compensation expense relating to the issuance of these shares. This amount represented the fair market value of the shares at the grant date, as determined by an independent third party valuation.

   In April 1996, the Company approved the 1996 Long-Term Incentive Plan (the "1996 Plan"). Under the 1996 Plan, the Company may grant incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options.

   In addition, the Company may grant stock appreciation rights ("SARs"), bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures and performance shares. Performance shares are rights, contingent upon the attainment of the performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 1,156,784 shares of Common Stock have been reserved for issuance under the 1996 Plan. Grants may be made under the 1996 Plan during the ten years after its effective date. Options granted under the 1996 Plan generally vest in four equal annual installments and expire ten years after the date of grant.Options granted under the 1996 Plan generally vest in four equal annual installments and expire ten years after the date of grant. Options and shares granted under the plans are subject to forfeiture based on, among other things, the nature and timing of the termination of employment.

   The Company approved the 1997 Long-Term Incentive Plan (the "1997 Plan") on February 24, 1997 and the stockholders adopted the 1997 Plan on June 5, 1997. On June 8, 1999 and June 1, 2000, the stockholders adopted an amendment to the 1997 Plan to increase the Common Stock reserved for issuance under the 1997 Plan. Under the 1997 Plan, the Company may grant ISOs or nonqualified stock options. The 1997 Plan also provides for the grant of SARs, bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 2,100,000 shares of Common Stock have been reserved for issuance under the 1997 Plan. Grants may be made under the 1997 Plan during the ten years after its effective date. Options granted under the 1997 Plan generally vest in four equal annual installments and expire ten years after the date of grant.

   In December 1998, the Company adopted the 1998 Non-Employee Director Stock Option Plan (the "1998 Plan"), effective February 1, 1998. Under the 1998 Plan, non-employee directors may elect to receive all or a designated amount of their directors' fee in the form of stock options. A total of 37,500 shares have been reserved for issuance under the 1998 Plan. Grants may be made during the ten years after its effective date. Options granted under the 1998 Plan vest at the end of the quarter in which the date of grant occurs and expire ten years after the date of grant. As of January 31, 2001, 35,003 options had been granted under the 1998 Plan.

    Option activity for the years ended January 31, 1999, 2000 and 2001 was as follows:

                                                                          Weighted-Average           Options
                                                               Shares       Exercise Price       Exercisable
------------------------------------------------------------------------------------------------------------
Balance at January 31,1998                                  1,472,561           $     8.49           348,636
------------------------------------------------------------------------------------------------------------
Options granted                                               171,140                11.37
Options exercised                                            (55,235)                 2.13
Options canceled                                             (32,363)                 9.45
------------------------------------------------------------------------------------------------------------
Balance at January 31, 1999                                 1,556,103           $     9.02           659,057
------------------------------------------------------------------------------------------------------------
Options granted                                               711,751                12.96
Options exercised                                            (74,331)                 6.15
Options canceled                                             (21,902)                10.93
------------------------------------------------------------------------------------------------------------
Balance at January 31, 2000                                 2,171,621           $    10.38           980,633
------------------------------------------------------------------------------------------------------------
Options granted                                               429,363                21.38
Options exercised                                            (54,616)                 7.24
Options canceled                                             (48,951)                12.84
------------------------------------------------------------------------------------------------------------
Balance at January 31, 2001                                 2,497,417           $    12.29         1,460,575
------------------------------------------------------------------------------------------------------------

   The weighted-average fair value of 429,363, 711,751, and 171,140, options granted was $13.37, $12.97 and $5.34, for the years ended January 31, 2001, 2000 and 1999, respectively.

   The following table summarizes the status of outstanding stock options as of January 31, 2001:

                                        Options Outstanding
                           Number of       Weighted Average         Weighted-        Number of        Weighted-
Range of                     Options              Remaining           Average          Options          Average
Exercise Prices          Outstanding       Contractual Life    Exercise Price      Exercisable   Exercise Price
---------------------------------------------------------------------------------------------------------------
$0.60 - $7.75                236,231                   6.09       $      7.32          170,393       $     7.28
$7.78 - $9.33              1,071,141                   5.39              9.30        1,047,510             9.32
$9.34 - $11.46               634,189                   8.24             11.31          160,299            11.21
$11.54 - $24.00              502,964                   8.74             20.72           64,314            13.73
$24.25 - $26.63               52,892                   8.98             26.50           18,059            26.44
---------------------------------------------------------------------------------------------------------------
$0.60 - $26.63             2,497,417                   6.93       $     12.29        1,460,575       $     9.70
---------------------------------------------------------------------------------------------------------------

    Had the Company elected to apply the provisions of SFAS No. 123, "Accounting for Stock Based Compensation" regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted during the years ended January 31, 2001, 2000 and 1999, reported net income and earnings per share would have been reduced as follows:

(in thousands, except per share amounts)                                      2001        2000       1999
---------------------------------------------------------------------------------------------------------
Net income, as reported                                                    $ 7,306     $19,334    $14,262
Pro forma net income                                                         3,723      17,037     12,641
Earnings per share, as reported                                               0.46        1.28       0.92
Pro forma earn                                                                0.23        1.13       0.82
---------------------------------------------------------------------------------------------------------

   For purposes of pro forma net income and earnings per share calculation in accordance with SFAS No. 123, for each option granted under the 1995 Plan during the year ended January 31, 1996, the fair value is estimated as of the date of grant using the Minimum Value method using a weighted-average assumption of 6.1% risk-free interest rate and 5.5 year option life. For each option granted during the years ended January 31, 2001, 2000 and 1999, the fair value is estimated using the Black-Scholes option-pricing model. The assumptions used are as follows:

                                                                              2001        2000       1999
---------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                        6.6%        5.3%       5.3%
Dividend yield                                                                   0           0          0
Option life                                                                7 years     6 years    6 years
Volatility                                                                      53%         39%        40%
---------------------------------------------------------------------------------------------------------

(18) COMMITMENTS

The Company leases the premises for its office facilities and all of its retail stores, generally under noncancelable agreements for periods ranging from seven to 13 years. Most leases require the payment of taxes, insurance and maintenance costs. Future minimum rentals under noncancelable operating leases as of January 31, 2001 are as follows:

Years ending January 31, (in thousands)                                                          Amount
---------------------------------------------------------------------------------------------------------
2002                                                                                            $  25,145
2003                                                                                               24,613
2004                                                                                               24,335
2005                                                                                               23,432
2006                                                                                               21,876
Thereafter                                                                                         75,931
---------------------------------------------------------------------------------------------------------
                                                                                                $ 195,332
---------------------------------------------------------------------------------------------------------

    Total rental expense for all operating leases for the years ended January 31, is as follows:

                                                                              2001        2000       1999
---------------------------------------------------------------------------------------------------------
Rental expense:
Minimum                                                                  $  23,179   $  17,950  $  13,517
Rentals based on sales                                                       2,247       2,520      2,015
---------------------------------------------------------------------------------------------------------
                                                                         $  25,426   $  20,470  $  15,532
---------------------------------------------------------------------------------------------------------

(19) UNAUDITED QUARTERLY RESULTS

The Company's results of operations fluctuate on a quarterly basis. The following table sets forth summary unaudited financial information of the Company for each quarter in fiscal 2000 and fiscal 1999. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this annual report, and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto.

                                                                                  2000 Quarters Ended
                                                 ---------------------------------------------------------------------------
(in thousands, except per share amounts)         April 30, 2000    July 31, 2000      October 31, 2000      January 31, 2001
----------------------------------------------------------------------------------------------------------------------------
Net sales                                              $ 73,635          $76,139              $ 71,035              $134,256
Gross profit                                             29,231           29,488                26,139                53,043
Income (loss) from operations                             4,049            1,912                (1,545)               17,885
Net income (loss) before cumulative
effect of accounting change                               1,774              464                (1,996)               10,132
Cumulative effect of accounting change, net              (3,068)            --                    --                    --
Net income                                               (1,294)             464                (1,996)               10,132
Diluted earnings per share:
Net income before cumulative
effect of accounting change                            $   0.11          $  0.03              $  (0.13)             $   0.69
Cumulative effect of accounting change, net            $  (0.19)         $  --                $   --                $   --
Net income                                             $  (0.08)         $  0.03              $  (0.13)             $   0.69
----------------------------------------------------------------------------------------------------------------------------

                                                                                   1999 Quarters Ended
                                                 ---------------------------------------------------------------------------
(in thousands, except per share amounts)         April 30, 1999    July 31, 1999      October 31, 1999      January 31, 2000
----------------------------------------------------------------------------------------------------------------------------
Net sales                                              $ 58,935          $65,886              $ 62,933              $127,652
Gross profit                                             22,987           26,623                25,039                57,859
Income from operations                                    3,157            5,080                 3,434                25,585
Net income                                                1,168            2,268                 1,085                14,813
Diluted earnings per share:
Net income                                             $   0.08          $  0.15              $   0.07              $   0.97
----------------------------------------------------------------------------------------------------------------------------

Report of Independent Accountants

To the Board of Directors and Shareholders of Whitehall Jewellers, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, shareholders' equity, and cash flow, present fairly, in all material respects, the financial position of Whitehall Jewellers, Inc. (the "Company") at January 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As described in Note 2 to the financial statements, the Company changed its method of recognizing revenue for layaway sales during the year ended January 31, 2001.

Chicago, Illinois
March 6, 2001

Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's stock began trading on the New York Stock Exchange under the symbol "JWL" on January 27, 2000. Prior to that date the Company's stock traded on the NASDAQ National Market System under the symbol "WHJI." At April 23, 2001, there were 104 holders of Class B stock and 232 holders of Common Stock for a total of 336 registered shareholders.

                                                             2001                           2000
                                                 --------------------------------------------------------
                                                      High             Low            High            Low
---------------------------------------------------------------------------------------------------------
First Quarter                                     $ 24.625        $ 16.125         $ 11.917      $  8.208
Second Quarter                                      18.625           7.125           18.625        10.292
Third Quarter                                       10.188           7.500           20.417        15.333
Fourth Quarter                                       8.375           6.000           26.188        14.542
---------------------------------------------------------------------------------------------------------

The Company has not declared any dividends in fiscal 2001 and 2000, and intends to retain its earnings to finance future growth. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends, if any, is subject to the discretion of the Board of Directors of the Company and to certain limitations under the General Corporation Law of the State of Delaware. In addition, the Company's Credit Agreement contains restrictions of the Company's ability to pay dividends. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.