Form 10-K, Exhibit 13
period 2002-01-31
WHITEHALL JEWELLERS INC
filed 2002-05-01
CIK 868984

                                   WHITEHALL

                                 JEWELLERS, INC.



















                               ANNUAL REPORT 2001

                                 COMPANY PROFILE
                -------------------------------------------------



                   FOUNDED IN 1895, WHITEHALL JEWELLERS, INC.

           IS A LEADING NATIONAL SPECIALTY RETAILER OF FINE JEWELRY.

                   THE COMPANY OPERATES 373 STORES IN REGIONAL

              AND SUPERREGIONAL MALLS IN 38 STATES UNDER THE NAMES

                     WHITEHALL JEWELLERS, LUNDSTROM JEWELERS

               AND MARKS BROS. JEWELERS. WHITEHALL JEWELLERS, INC.

                  COMMON STOCK IS TRADED ON THE NEW YORK STOCK

                        EXCHANGE UNDER THE SYMBOL "JWL."

To Our Shareholders

To paraphrase Charles Dickens, fiscal year 2001 was the best of times and the worst of times. On the one hand, we had to deal with a recessionary environment and the tragedy of September 11, both of which negatively impacted our sales. On the other hand, we took advantage of this difficult macro environment to improve many elements of our business in order to better position ourselves for the coming decade. While our core model remains the same, the ambitious game plan we initiated at the beginning of fiscal 2001 to increase operational control of our business and improve our current and long-term profitability has worked. Indeed, in the context of a difficult economy, we posted higher earnings per share in fiscal 2001.

We achieved and actually surpassed our expectations through numerous steps:

- We eliminated two marginally profitable lines of business which did not add long-term value to our Company. Sales from these lines comprised approximately 5 percent of sales in fiscal 2000.

- We improved merchandise gross margins by better controlling unauthorized discounting. Merchandise gross margins improved by more than 200 basis points over the prior year.

- We reduced store personnel expense by carefully controlling staffing levels while providing significant incentives to our most productive associates.

- We significantly reduced other SG&A expenses, including credit expenses, distribution costs and other operating expenses. We expect to see additional savings from these changes during fiscal year 2002. Looking forward, our on-going focus on performance monitoring will continue to generate new areas for savings and efficiencies.

- We reduced overhead expenses in our support office while investing in high payback technology projects. Our support office head count is actually lower today than when we operated over 100 fewer stores several years ago. During 2001 we rolled out a new point of sale system to all stores which has already had a positive impact on the timeliness and accuracy of actionable daily information.

- We reduced working capital and paid down debt. We reduced asset inventory by over 6 percent on a per store basis. As a result of improved working capital management in combination with higher cash flow from operations, we paid down $16.2 million of bank debt in 2001. This debt reduction was accomplished while opening 27 new stores during the year. During 2002, we expect revolver loans to run tens of millions of dollars lower than in 2001.

     Our fourth quarter performance was extremely gratifying. While sales declined in the fourth quarter, the trend was encouraging. More important, thanks to our successful control initiatives, fourth quarter profit was up over 50 percent from the prior year and exceeded expectations.





                                      {2.}

VISION FOR 2002 AND BEYOND Let me share our vision for the new decade. In order to do so, I need to briefly reflect on our performance during the 1990's. Our sales and profit growth for most of the 1990's, ending with the onset of the recent recession, were stellar. We grew comps at more than 8 percent per year during this time frame and compounded earning growth at over 25 percent during this period.

     All of this came to an end with the recent recession. It was a difficult time, but we took the opportunity to re-engineer parts of our business. In 2001, we created a sound foundation for long-term profit growth. Indeed, our concept facilitates this. We take small stores which structurally reduces both our occupancy expense and personnel expense. By outsourcing consumer credit processes to a third party, we take no credit risk for the customer's failure to pay. We carry better quality fine jewelry and during my tenure we have not had a significant merchandise write down.

     Our model for the 1990's clearly was a success. But, different times require different strategies. As a result of our focused efforts during fiscal 2001, we have returned to our roots as an efficient, low cost operator. I believe this is especially important today. While economists see the beginnings of a recovery, most expect our economy to improve gradually. We believe that our new structure will permit us to grow our earnings at 20 percent or more over the next several years with no more than a mid single digit increase in comp store sales when combined with our planned new store growth. While we plan to open 16 new stores in 2002, we expect new store growth to ramp back up to about 10 percent per year in fiscal 2003 and beyond. We can fully fund this rate of growth through internally generated cash flow.

     Based on first quarter sales results, I believe we are at an inflection point in our business. We have made difficult decisions to control operations and achieve the financial flexibility of a stronger balance sheet. The top line growth just mentioned, in combination with our more efficient cost structure, should, I believe, over time return operating margins to historical levels and eventually result in net income of 6 percent of sales or better. These levels of improving profitability in combination




                                      {3.}
with prudent new store growth and a continued focus on working capital management should result in a higher return on invested capital than in the last two years. Equally important, our new strategy is a safer more sustainable way to achieve the lofty levels of profit performance which we demonstrated throughout the 1990's.

     As I end this letter, our Company is 107 years old. It was founded by Ben Roth, a distant relative of mine, and then run by my grandfather, Hugo Marks, for whom I am named. He passed away in 1948, two years before I was born. I have always regretted not meeting him, but I feel I know him from the stories I have heard and from being a part of the business which I now manage. After my grandfather passed away, the business was run by his children, including my mother, June Patinkin. Along with my brother Matthew and my partner John Desjardins, I joined the Company in 1979. We have seen it grow from fewer than a dozen stores to the 373 stores we operate today. Working with many others, we have created a unique, differentiated and lower risk jewelry store concept which has a long track record of successful and profitable growth.

     I am the fourth generation of this family to lead this business. I take this obligation very seriously. I am proud of my executive team including Lynn Eisenheim, Jon Browne and Manny Brown, our support office staff and our store supervisors, mangers and associates. It is a group of hard working and caring individuals who have dedicated themselves to maintaining the principles, ethics and practices of the successful business of which we are all a part. I am proud of our team, I am pleased with the results of fiscal year 2001 and I look forward to the challenges and the opportunities of fiscal year 2002 and beyond.

/s/ HUGH M. PATINKIN

HUGH M. PATINKIN

CHAIRMAN OF THE BOARD

CHIEF EXECUTIVE OFFICER AND PRESIDENT

APRIL 30, 2002




                                      {4.}

                              Higher earnings per

                              share than fiscal 2000
                    $0.69}
                              despite recessionary

                              environment



                                Solid sales in a
                              tough retail setting


                               [PERFORMANCE CHART]





                              Net reduction
                $16.2 mil}
                              in debt(*)








(*) Total revolver loans and long-term debt.

                     373 STORES  }
                                 }                        [MAP OF UNITED STATES]
                   IN 38 STATES  }


 5    Alabama                  8   Minnesota              5    Oklahoma

11    Arizona                  7   Massachusetts          3    Oregon

48    California               7   Maryland              13    Pennsylvania

 7    Colorado                 5   Michigan               1    Rhode Island

10    Connecticut              8   Missouri               3    South Carolina

 1    Delaware                23   North Carolina          1   South Dakota

40    Florida                  2   Nebraska                6   Tennessee

14    Georgia                  7   Nevada                 32   Texas

 1    Iowa                     3   New Hampshire          13   Virginia

32    Illinois                15   New Jersey              6   Washington

 4    Indiana                  4   New Mexico              1   West Virginia

 1    Kentucky                20   New York                2   Wisconsin

 1    Louisiana                3   Ohio

                               THE WHITEHALL MODEL
                     --------------------------------------

Our real estate strategy is a key element of our business model. We identify prime, high-traffic locations in regional malls throughout the country. Our stores are small and inviting, with open storefronts that present our merchandise and sales associates prominently to mall shoppers. We often optimize a successful store and leverage our regional infrastructure by operating both Whitehall and Lundstrom stores in the same mall.

   Our merchandise strategy is to serve customers who are interested in higher quality diamond, precious gem and karat gold jewelry. About half our sales are of bridal jewelry (historically the most stable part of a jeweler's business), and traditionally more than 15 percent of our sales are generated by items priced above $3,000. In fiscal 2001, one-third of our sales were generated by items priced at $1,500 or more.

   Our "no risk" credit policy protects our business from problems associated with customers' failure to pay. Working with private label non-recourse credit purveyors, we offer many customers attractive credit terms. Our credit policy also preserves strong cash flow for the Company. We generally receive cash payment for private-label credit purchases in two business days.

   Our strategy for increasing in-store productivity is focused on controlling payroll costs while we improve operating margins. By linking compensation to sales, we retain our most productive sales associates. We use promotional programs at the point of sale which provide customer value and generate in-store excitement. Our network of 373 stores allows us to thoroughly test and fine tune promotional campaigns before launching them companywide.

   As in the past, Whitehall Jewellers will use these strategies with the goal of driving growth, capturing the interest of discriminating customers, and creating shareholder value through strong earnings and significant returns on investment.



                                      {7.}

                              FINANCIAL STATEMENTS
                     --------------------------------------

                9 SELECT HISTORICAL FINANCIAL AND OPERATING DATA

                     10 MANAGEMENT'S DISCUSSION AND ANALYSIS

                  18 STATEMENTS OF OPERATIONS 19 BALANCE SHEETS

              20 STATEMENTS OF STOCKHOLDERS' EQUITY 21 STATEMENTS

                 OF CASH FLOWS 22 NOTES TO FINANCIAL STATEMENTS

                      36 REPORT OF INDEPENDENT ACCOUNTANTS

                            37 CORPORATE INFORMATION




                                      {8.}

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth certain financial and operating data of the Company. The selected statement of operations data and balance sheet data as of and for the fiscal year ended January 31, 2002 (fiscal 2001) and each of the four prior fiscal years are derived from audited financial statements of the Company. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited financial statements appearing elsewhere herein.


(in thousands, except per share
and selected operating data)                         Fiscal 2001     Fiscal 2000      Fiscal 1999      Fiscal 1998     Fiscal 1997
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Net sales                                            $   338,911      $   355,065      $   315,406     $   238,942     $   188,898
Cost of sales (including buying
  and occupancy expenses)                                206,574          217,164          182,898         139,368         110,873
------------------------------------------------------------------------------------------------------------------------------------
   Gross profit                                          132,337          137,901          132,508          99,574          78,025
Selling, general and administrative expenses             109,975          115,600           95,252          72,261          55,809
------------------------------------------------------------------------------------------------------------------------------------
   Income from operations                                 22,362           22,301           37,256          27,313          22,216
Interest expense                                           6,902            5,757            5,819           4,123           3,806
------------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                             15,460           16,544           31,437          23,190          18,410
Income tax expense                                         5,380            6,170           12,103           8,928           7,180
------------------------------------------------------------------------------------------------------------------------------------
   Income before extraordinary items and
     cumulative effect of accounting change               10,080           10,374           19,334          14,262          11,230
Cumulative effect of accounting change, net(1)                --           (3,068)              --              --              --
Extraordinary item, net(2)                                    --               --               --              --          (1,035)
------------------------------------------------------------------------------------------------------------------------------------
   Net income                                        $    10,080      $     7,306      $    19,334     $    14,262     $    10,195
====================================================================================================================================

DILUTED EARNINGS PER SHARE:

   Income before extraordinary
      items and cumulative effect
     of accounting change                            $      0.69      $      0.65      $      1.28     $      0.92     $      0.73

Selected Operating Data:
   Stores open at end of period                              364              348              290             250             191
   Average net sales per store(3)                    $   952,000      $ 1,116,000      $ 1,163,000     $ 1,073,000     $ 1,045,000
   Average net sales per
     gross square foot(4)                            $     1,093      $     1,286      $     1,319     $     1,323     $     1,325
   Average merchandise sale                          $       304      $       319      $       303     $       286     $       273
   Comparable store sales
     (decrease) increase(5)                                (10.7%)           (1.7%)           11.0%            5.8%            4.8%

Balance Sheet Data (at end of period)
   Working Capital                                   $    53,197      $    46,187      $     1,338     $    38,478     $    34,967
   Total assets                                          252,348          255,794          219,363         171,601         120,758
   Total debt                                             45,667           61,860           59,007          49,526          28,907
   Stockholders' equity                                  113,684          103,171           71,928          62,168          47,803


(1) Reflects net cumulative effect in the change in accounting for layaway sales. (See Note 2)

(2) Reflects net extraordinary (loss) in connection with the extinguishment of debt.

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




                                      {9.}

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements, including the notes thereto.

Background The Company is a leading national specialty retailer of fine jewelry operating 364 stores in 38 states as of January 31, 2002. The Company experienced rapid growth over a number of years with net sales increasing to $338.9 million in fiscal 2001 compared with $91.1 in fiscal 1993 and the number of Company stores growing to 364 from 122 during that same period. However, a slowing economy and lower consumer confidence leading up to and during fiscal 2001 resulted in lower sales than in the prior fiscal year. The Company established a course of action during 2001 to create an improved gross margin and expense structure. This course of action included a series of targeted initiatives. During 2001, the Company eliminated trade-ins for merchandise which customers purchased at a competitor's store and eliminated certain "break-up sales" in which a customer takes elements of two different pieces of jewelry and reassembles them into a new piece of jewelry. The Company believes that sales of this type comprised approximately 5% of total sales in fiscal 2000. The Company implemented stricter discounting guidelines, which the Company believes resulted in somewhat lower sales. These initiatives resulted in improved gross merchandise margin in fiscal 2001 of over 200 basis points for the year versus fiscal 2000. The Company also targeted reductions in credit expense through the reduced use of one year no interest pro- motions. As a result, credit expense declined by 80 basis points compared to fiscal year 2000. Support office personnel and other expense cuts resulted in a 30 basis point improvement in support office costs. The Company also made inventory management improvements which resulted in a reduction of over 6 percent in average store asset inventory.

   The Company's business is highly seasonal, with a significant portion of its sales transacted and all of its income generated during the fourth fiscal quarter ending January 31, 2002. Historically, income generated in the fourth fiscal quarter ending each January 31 represents from the majority of income to all of the income generated during the fiscal year. The Company has historically experienced lower net sales in each of its first three fiscal quarters and expects this trend to continue. The Company's quarterly and annual results of operations may fluctuate significantly as a result of factors including, among others, increases or decreases in comparable store sales, the timing of new store openings, net sales contributed by new stores, timing of certain holidays, changes in the Company's merchandise, marketing, or credit programs, general economic, industry, weather conditions and calamitous national events that affect consumer spending, as well as pricing, merchandising, marketing, credit and other programs of competitors.

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



                                     {10.}

Results of Operations The following table sets forth for the periods indicated certain information derived from the statements of operations of the Company expressed as a percentage of net sales for such periods.


Percentage of Net sales                              Fiscal 2001   Fiscal 2000      Fiscal 1999
------------------------------------------------------------------------------------------------
Net sales                                                100%        100.0%           100.0%
   Cost of sales (including buying
     and occupancy expenses)                            61.0          61.1             58.0
------------------------------------------------------------------------------------------------
   Gross profit                                         39.0          38.9             42.0
   Selling, general and administrative expenses         32.4          32.6             30.2
------------------------------------------------------------------------------------------------
Income from operations                                   6.6           6.3             11.8
Interest expense                                         2.0           1.6              1.8
------------------------------------------------------------------------------------------------
   Income before income taxes                            4.6           4.7             10.0
Income tax expense                                       1.6           1.7              3.8
------------------------------------------------------------------------------------------------
   Income before cumulative effect of
     accounting change                                   3.0           3.0              6.2
   Cumulative effect of accounting change, net            --          (0.9)              --
------------------------------------------------------------------------------------------------
   Net income                                            3.0%          2.1%             6.2%
================================================================================================

Fiscal 2001 Compared to Fiscal 2000 Net sales decreased $16.2 million, or 4.6%, to $338.9 million in fiscal 2001 from $355.1 million in fiscal 2000. Comparable store sales decreased $36.4 million, or 10.7%, in fiscal 2001. Additionally, sales were lower by $9.4 million due to store closings and stores closed for remodeling for limited periods. These decreases were partially offset by sales from new store openings of $29.7 million. The total number of merchandise units sold remained flat compared to fiscal 2000, while the average price per merchandise item sold decreased by approximately 4.7% to $304 in fiscal 2001 from $319 in fiscal 2000 reflecting a reduction in consumer demand for higher priced items. Comparable store sales decreased in fiscal 2001 primarily due to the recession, lower consumer confidence and the elimination during 2001 of certain promotional practices related to break-up sales and trade-ins (which the Company believes negatively impacted comparable store sales by 5%). Also, the use of third party credit decreased to 40.1% of sales in fiscal 2001 from 41.4% of sales in fiscal 2000. The decrease in credit sales resulted from lower third party finance contract sales. The Company opened 27 new stores and closed eleven stores during fiscal 2001, increasing the number of stores operated to 364 as of January 31, 2002 from 348 as of January 31, 2001.

   Gross profit decreased $5.6 million, or 4.0%, to $132.3 million in fiscal 2001, from $137.9 million in fiscal 2000. As a percentage of net sales, gross profit increased to 39.0% in fiscal 2001 from 38.9% in fiscal 2000. During fiscal 2001, gross merchandise margin improved by over 200 basis points compared to fiscal 2000. This improvement primarily resulted from the impact of eliminating two promotional practices, outside trade-ins and certain breakup sales, an improvement in diamond jewelry gross mar- gins, repair margins and the higher penetration of warranty sales. This increase was offset by a shift in demand away from slightly higher margin categories of gold, precious and semi-precious merchandise to the diamond category which carries a somewhat lower gross margin. The improvement in merchandise gross margin was offset by higher occupancy, depreciation and buying expenses which grew more than the sales contributed by the operation of an additional sixteen stores in fiscal 2001. In addition, an impairment write-off of leasehold improvements and other fixed assets totaling $0.8 million for seven store closings was taken in the third quarter.


                                     {11.}

   Management initiatives reduced selling, general and administrative expenses by $5.6 million, or 4.9%, to $110.0 million in fiscal 2001 from $115.6 million in fiscal 2000 while opening 27 new stores. As a percentage of net sales, selling, general and administrative expenses decreased to 32.4% in fiscal 2001 from 32.6% in fiscal 2000. The dollar decrease primarily related to lower other expense ($3.8 million), lower credit expense ($3.4 million) somewhat offset by higher payroll costs ($1.3 million) and higher advertising costs ($0.3 million). Selling, general and administrative expenses attributable to the 27 stores opened in fiscal 2001 and the 66 stores opened in fiscal 2000, were absorbed in developing the overall reduction in selling, general and administrative expenses and partially offset greater reductions achieved in existing stores. Advertising expenses increased in fiscal 2001, as compared to fiscal 2000, due to an expansion of the Company's marketing and promotion programs. Payroll costs increased in fiscal 2001, as compared to fiscal 2000, primarily due to the increased number of stores, but were offset by expense reductions to reduce store payroll hours and control labor rates. The reduction in credit expense primarily relates to a significant reduction in the use of one year no interest promotions, also lower sales volumes and reduced credit sales along with reductions in accounts receivable reserves, which are established to address exposures to chargebacks on credit receivables that have already been collected. These reserves were reduced as a result of improved credit practices and management's belief that the Company's exposure was diminished. The decrease in other expenses resulted from the increased oversight and consolidation of service and supply purchases.

   As a result of the factors discussed above, income from operations increased to $22.4 million in fiscal 2001 from $22.3 million in fiscal 2000. As a percentage of net sales, income from operations increased to 6.6% in fiscal 2001 from 6.3% in fiscal 2000.

   Interest expense increased $1.1 million, or 19.9%, to $6.9 million in fiscal 2001 from $5.8 million in fiscal 2000. The increase in interest expense is a result of an increase in average outstanding borrowings partially offset by lower average interest rates.

   Income tax effective rate decreased from 37.3% in fiscal 2000 to 34.8% in fiscal 2001 primarily due to lower income tax and estimated accruals. The Company expects to utilize certain income tax net operating losses expiring over the next fifteen to twenty years.

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



                                     {12.}

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

Liquidity and Capital Resources The Company's cash requirements consist principally of funding inventory at existing stores, funding capital expenditures and acquisitions of new stores and working capital (primarily inventory) associated with the Company's new stores. The Company's primary sources of liquidity have historically been cash flow from operations and bank borrowings under the Company's revolver, which was amended effective October 31, 2001 as discussed in Note (11) of the January 31, 2002 financial statements.

Fiscal 2001 The Company's cash flow provided by operating activities increased to $45.2 million in fiscal 2001 compared to cash flow used in operating activities of $6.2 million in fiscal 2000. Increases in accounts payable ($12.3 million) and decreases in merchandise inventories ($7.1 million) as compared to a prior year increase ($27.8 million) were the primary changes in 2001. The decrease in inventory was achieved while the Company operated an additional 16 stores resulting in a decrease of over 6 percent in average store inventory. Since the majority of the inventory reduction took place in central inventory, store assortments continued to be very strong. Additional focus was given to the timing and flow of merchandise purchases which contributed to the increase in accounts payable. Cash used in investing activities included the funding of capital expenditures of $12.7 million related primarily to the opening of 27 new stores in fiscal 2001.

   Cash generated by financing activities included proceeds received from gold transferred and consigned under the gold consignment facility ($3.1 million) and proceeds from the exercise of options ($0.4 million). The Company utilized cash for financing activities in fiscal 2001 primarily to (i) decrease revolver borrowings under the credit facility ($12.0 million), (ii) decrease outstanding checks ($13.6 million), (iii) make scheduled principal payments on the term loan ($4.3 million) and (iv) purchase gold under the gold consignment facility ($6.1 million). Stockholders equity increased from $103.2 million at January 31, 2001 to $113.7 million at January 31, 2002.

   Fiscal 2000 The Company's cash flows from operating activities decreased to negative $6.2 million in fiscal 2000 from $13.1 million in fiscal 1999. Lower income from operations together with increases in merchandise inventories ($27.8 million) and decreases in accrued taxes ($3.1 million) were partially offset by



                                     {13.}
cumulative effect of the accounting change for layaways ($3.1 million), decreases in accounts receivable ($2.0 million), increases in accounts payable ($0.3 million), accrued expenses and long term liabilities ($1.2 million), prepaid expenses ($0.4 million), and depreciation and amortization ($10.4 million). Cash used in investing activities included the funding of capital expenditures ($22.7 million) related primarily to the opening of 66 new stores in fiscal 2000. Cash generated from financing activities included (i) sale of 2,325,000 shares of common stock to the public at $19.5625 generating net proceeds of approximately $42.5 million, (ii) an increase in revolver borrowings under the credit facility ($6.1 million), (iii) proceeds from gold sold and consigned under the gold consignment facility ($2.0 million) and (iv) proceeds from the exercise of stock options ($0.4 million). The Company utilized cash for financing activities in fiscal 2000 primarily to purchase treasury stock as part of the stock buy-back program ($19.0 million) and to make scheduled principal payments on the term loan ($3.3 million). Stockholders' equity increased from $71.9 million at January 31, 2000 to $103.2 million at January 31, 2001.

Other Liquidity and Capital Resources Elements During fiscal 2001, the Company amended its $166.5 million credit facility. The Company has a $150.0 million revolving credit facility and a $9.8 million term loan facility (originally $16.5 million, less principal repayments) through June 30, 2004. A gold consignment facility of up to $40.0 million is available under the revolving credit facility. Interest rates and commitment fees charged on the unused facility float based on the Company's quarterly performance. Since these interest rates are determined by reference to Eurodollar or prime rates, changes in market interests rates can materially affect the Company's interest expense. Borrowings under the revolver are limited to a borrowing base determined based on the levels of the Company's inventory and accounts receivable. Availability under the revolver is based on amounts outstanding thereunder, including the value of consigned gold which fluctuates based on current gold prices. The peak outstanding borrowing under the Company's revolver during fiscal 2001 and 2000 was $90.4 million and $82.1 million, respectively. The Company periodically determines the value of the unused facility based upon a formula the result of which varies with fluctuations in inventory levels, aggregate borrowings and performance versus certain financial covenant ratios. The unused facility was $57.2 million as of January 31, 2002.

   The Company has a gold consignment facility as part of its credit facility pursuant to which the Company accepts as consignee, and is responsible to return at a future date, a fixed number of ounces of gold. The Company has the opportunity to enter into gold consignments with certain third party financial institutions. The Company provides the third party financial institution with title to a certain number of troy ounces of gold held in the Company's existing merchandise inventory in exchange for cash. The Company then consigns the gold from the third party financial institution, pursuant to the gold consignment agreement. This agreement entitles the Company to use the gold in the ordinary course of its business.

   The gold consignment facility is a transfer of title in specified quantities of the gold content of the Company's inventory. The Company continues to bear responsibility for damage to the inventory, as is the case in all of its consigned inventory arrangements with its other vendors. Similar to other consigned inventories in the possession of the Company (for which the Company bears risk of loss but does not possess title), the value of the inventory is not included in the assets of the Company.

   The periodic charges paid by the Company are computed based on a percentage of the value of the gold consigned. Therefore, an increase in the price of gold could substantially increase the annual costs to the Company of the gold consignment and the eventual cost to the Company upon the termination of this arrangement. As of January 31, 2002, the Company had transferred and simultaneously consigned 66,500 troy ounces of gold for $23.3 million. In April 2001, the company transferred and simultaneously consigned 12,000 troy ounces of gold for $3.1 million under its gold consignment facility. The Company subsequently purchased 22,000 troy ounces of gold for $6.1 million under the gold consignment facility. On June 30, 2004, the terms of the gold consignment agreement require the Company to deliver the specified



                                     {14.}
quantities of consigned gold back to the third party financial institution at the end of the facility (which currently expires in 2004). Physical delivery can be made from the Company's inventory or from gold acquired by the Company in the open market. As an alternative to physical delivery of these specific troy ounces of gold, the Company can elect to purchase the consigned quantities at the end of the consignment facility at the current market price for gold on that date or the consignment facility may be renewed.

   A substantial portion of the merchandise sold by the Company is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing the Company's direct capital investment in inventory. The peak consigned inventories from merchandise vendors were $87.0 million and $76.1 million during fiscal 2001 and 2000, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, the financial condition of the Company, the vendors' understanding that the Company bears risk of loss but does not possess title, and a number of economic or competitive conditions in the jewelry business or the general economy. Any change in these relationships could have a material adverse effect on the Company's results of operations or financial condition.

   On March 6, 2000 the Company completed the sale to the public of 2,325,000 shares of its common stock at an offering price of $19.5625 per share. The Company received net proceeds of approximately $42.5 million, which it used to reduce bank debt, to accelerate new store openings and for working capital and general corporate purposes.

   On July 14, 2000, the Company announced that its Board of Directors had authorized the repurchase of up to $15.0 million of its common stock. The repurchase program authorized the Company to purchase shares over an 18-month period in the open market or through privately negotiated transactions. On August 23, 2000, the Company announced that its Board of Directors had authorized a $5.0 million increase in the stock repurchase program. As of January 31, 2002, the Company has repurchased 2,317,500 shares at a total cost of approximately $19.0 million under this program.

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

   The information below summarizes the Company's interest rate risk associated with debt obligations outstanding as of January 31, 2002. The table presents principal cash flows and related interest rates by fiscal year of maturity or repricing date.

                                    Expected Fiscal Year of Maturity/Repricing
                                  ----------------------------------------------
(in millions)                        2002       2003       2004         Total
--------------------------------------------------------------------------------
Variable rate (a)                  $ 45.0                             $  45.0
Average interest rate                6.21%                               6.21%
Fixed rate                                               $ .640       $  .640
Average interest rate                                     12.15%        12.15%
--------------------------------------------------------------------------------

(a) Includes $9.8 million of term debt with scheduled principal payments due between April 2002 and September 2003. All term loans are variable rate, which reprice within 2002. Interest rates charged on the facility float based on the Company's quarterly financial performance.



                                     {15.}

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

   The information below summarizes the Company's market risks associated with gold consigned as of January 31, 2002. The table below presents the number of troy ounces of gold consigned and the current average gold prices by fiscal year of maturity.

Expected Fiscal Year of Maturity

                                           Expected Fiscal Year of Maturity
                                     -------------------------------------------
                                       2002       2003        2004        Total
--------------------------------------------------------------------------------

Troy ounces of gold consigned                               66,500       66,500
Gold price as of January 31, 2002                          $   282      $   282
--------------------------------------------------------------------------------

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the effective date of which was amended in September 1999 by SFAS No. 137). This Statement was further amended in June 2000 by SFAS No. 138. SFAS No. 133 and the amendments found in SFAS No. 138 require that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Effective February 1, 2001, the Company adopted FAS133, as amended, with no impact on its financial statements.
   The following summarizes the Company's contractual obligations at January 31, 2002:

                                           Due Fiscal  Due Fiscal            Due
                                    Total        2002   2003-2005     Thereafter
--------------------------------------------------------------------------------

Gold consigned                   $ 18,753    $     --    $ 18,753(*)    $     --
Long-term debt                      9,750       4,500       5,250             --
Subordinated debt                     640          --         640             --
Operating leases                  195,559      27,405      76,395         91,759
--------------------------------------------------------------------------------
Total contractual obligations    $224,702    $ 31,905    $101,038       $ 91,759
================================================================================

(*)Represents the dollar value of the Company's commitment to deliver 66,500 ounces of gold, based on gold prices as of January 31, 2002.

Critical Accounting Policies The Company's critical accounting policies, including the assumption and judgments underlying them, are disclosed in the Notes to the Financial Statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition, inventory valuation, depreciation methods and asset impairment recognition. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, the Company believes the estimates and judgments associated with the reported amounts are appropriate in the circumstances.

Accounting of Business Combinations and Goodwill and Other Tangibles In July, 2001, the Financial Accounting Standard Board issued Statement No. 141 ("SFAS 141"), "Business Combinations and Statement No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer



                                     {16.}
amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will adopt SFAS 142 on February 1, 2002. Goodwill amortized for the year ended January 31, 2002 was $262,000. The Company does not expect the adoption of SFAS 142 to result in an impairment charge, although the Company has not yet completed its transitional impairment assessment.

Accounting for the Impairment of Disposal of Long-Lived Assets In August 2001, the Financial Accounting Standards Board issued Statement No.144 "(SFAS 144)," "Accounting for the impairment of Disposal of Long-Lived Assets." SFAS 144 establishes accounting requirements for impaired long-lived assets to be held and used, long-lived assets to be disposed of other than by sale and long-lived assets to be disposed of by sale. These requirements of SFAS 144 will become effective for the Company as of February 1, 2002. The Company has not completed its assessment of the affect of this standard at this time, but does not expect it to be significant at this time.

Transactions with Affiliates and Related Parties The Company has concluded that the related party trans- actions the Company is engaged in are immaterial.

Inflation The Company believes that inflation generally has not had a material effect on the results of its operations. There is no assurance, however, that inflation will not materially affect the Company in the future.

Forward-Looking Statements This release contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the current beliefs of management of the Company as well as assumptions made by and information currently available to management including statements related to the markets for our products, general trends and trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to the Company or our management, may identify forward-looking statements. Such statements reflect our judgment as of the date of this report with respect to future events, the outcome of which is subject to certain risks, including the factors described below, which may have a significant impact on our business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. Whitehall Jewellers undertakes no obligation to update forward-looking statements. The following factors, among others, may impact forward looking statements contained in this report: (1) economic conditions, calamitous national events, the retail sales environment and our ability to execute our business strategy and the related effects on comparable store sales and other results; (2) the extent and results of our store expansion strategy and associated occupancy costs, and access to funds for new store openings; (3) the seasonality of our business; (4) the extent and success of our marketing and promotional programs; (5) personnel costs and the extent to which we are able to retain and attract key personnel; (6) competition; (7) the availability and cost of consumer credit; (8) relationships with suppliers; (9) our ability to maintain adequate information systems capacity and infrastructure; (10) our leverage and cost of funds; (11) our ability to maintain adequate loss prevention measures; (12) fluctuations in raw material prices, including diamond, gem and gold prices; (13) the extent and results of our E-commerce strategies and those of others; (14) regulation affecting the industry generally, including regulation of marketing practices; (15) the successful integration of acquired locations and assets into our existing operations; and
(16) the risk factors identified from time to time in our filings with the Securities and Exchange Commission.



                                     {17.}

STATEMENTS OF OPERATIONS

For the Years Ended January 31, 2002, 2001 and 2000


(in thousands, except per share data)                 2002          2001           2000
---------------------------------------------------------------------------------------
Net sales                                        $ 338,911     $ 355,065      $ 315,406
Cost of sales (including buying
  and occupancy expenses)                          206,574       217,164        182,898
---------------------------------------------------------------------------------------
   Gross profit                                    132,337       137,901        132,508
Selling, general and administrative expenses       109,975       115,600         95,252
---------------------------------------------------------------------------------------
   Income from operations                           22,362        22,301         37,256
Interest expense                                     6,902         5,757          5,819
---------------------------------------------------------------------------------------
   Income before income taxes                       15,460        16,544         31,437
Income tax expense                                   5,380         6,170         12,103
---------------------------------------------------------------------------------------
   Income before cumulative effect
     of change in accounting, net                   10,080        10,374         19,334
Cumulative effect of change
  in accounting, net                                    --        (3,068)            --
---------------------------------------------------------------------------------------
   Net income                                    $  10,080     $   7,306      $  19,334
=======================================================================================

Basic earnings per share:
   Income before cumulative effect
     of change in accounting, net                $    0.69     $    0.66      $    1.33
   Cumulative effect of change
     in accounting, net                                 --         (0.19)            --
---------------------------------------------------------------------------------------
   Net income                                    $    0.69     $    0.47      $    1.33
=======================================================================================
   Weighted average common share
     and common share equivalents                   14,584        15,617         14,560
=======================================================================================
Diluted earnings per share:
   Income before cumulative effect
     of change in accounting, net                $    0.69     $    0.65      $    1.28
   Cumulative effect of change
     in accounting, net                                 --         (0.19)            --
---------------------------------------------------------------------------------------
   Net income                                    $    0.69     $    0.46      $    1.28
=======================================================================================
   Weighted average common share
     and common share equivalents                   14,685        15,964         15,129
=======================================================================================


The accompanying notes are an integral part of the financial statements.




                                     {18.}

BALANCE SHEETS

As of January 31, 2002 and January 31, 2001


(in thousands, except per share amounts)                                         2002           2001
----------------------------------------------------------------------------------------------------
ASSETS

Current assets:
   Cash                                                                     $   2,741      $   2,926
   Accounts receivable, net                                                     1,189          1,406
   Merchandise inventories                                                    173,931        178,053
   Other current assets                                                           973            688
   Deferred income taxes, net                                                   2,704          2,817
   Deferred financing costs                                                       511            402
----------------------------------------------------------------------------------------------------
       Total current assets                                                   182,049        186,292
Property and equipment, net                                                    63,914         62,080
Goodwill, net                                                                   5,662          5,924
Deferred income taxes, net                                                         --            527
Deferred financing costs                                                          723            971
----------------------------------------------------------------------------------------------------
       Total assets                                                         $ 252,348      $ 255,794
====================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Revolver loans                                                           $  35,277      $  47,220
   Current portion of long-term debt                                            5,250          4,250
   Customer deposits                                                            3,963          4,214
   Accounts payable                                                            56,695         57,982
   Income taxes                                                                 3,226          2,940
   Accrued payroll                                                              6,270          5,170
   Other accrued expenses                                                      18,171         18,329
----------------------------------------------------------------------------------------------------
       Total current liabilities                                              128,852        140,105

Total long-term debt, net of current portion                                    5,140         10,390
Deferred income taxes, net                                                      2,012             --
Other long-term liabilities                                                     2,660          2,128
----------------------------------------------------------------------------------------------------
       Total liabilities                                                      138,664        152,623

Commitments and contingencies Stockholders' equity:
   Common Stock, ($.001 par value; 30,000,000 shares authorized;
     17,809,830 shares and 17,733,387 shares issued, respectively)                 17             17
   Class B Common Stock, ($1.00 par value; 29,567 shares authorized;
     142 shares and 148 shares issued and outstanding, respectively)               --             --
   Additional paid-in capital                                                 103,767        103,341
   Retained earnings                                                           38,870         28,790
----------------------------------------------------------------------------------------------------
                                                                              142,654        132,148
   Treasury stock, 3,200,209 and 3,200,876 shares, respectively at cost       (28,970)       (28,977)
----------------------------------------------------------------------------------------------------
       Total stockholders' equity, net                                        113,684        103,171
----------------------------------------------------------------------------------------------------
       Total liabilities and stockholders' equity                           $ 252,348      $ 255,794
====================================================================================================

The accompanying notes are an integral part of the financial statements.



                                     {19.}

STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended January 31, 2002, 2001 and 2000

                                                             Class B        Additional
                                                  Common      Common           Paid-in          Retained          Treasury
(in thousands)                                     Stock       Stock           Capital          Earnings             Stock
---------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1999                     $     15          --          $ 60,003          $  2,150          $     --
Net income                                            --          --                --            19,334                --
Exercise of options                                   --          --               423                --                --
Treasury stock repurchase                             --          --                --                --            (9,997)
---------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 2000                           15          --            60,426            21,484            (9,997)
Net income                                            --          --                --             7,306                --
Exercise of options                                   --          --               380                --                --
Equity offering                                        2          --            42,535                --                --
Treasury stock repurchase                             --          --                --                --           (18,980)
---------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 2001                           17          --           103,341            28,790           (28,977)
Net income                                            --          --                --            10,080                --
Exercise of options                                   --          --               426                --                --
Stock issued under
  Employee Stock Purchase Plan                        --          --                --                --                 7
---------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 2002                     $     17          --          $103,767          $ 38,870          $(28,970)
===========================================================================================================================


The accompanying notes are an integral part of the financial statements.



                                     {20.}

STATEMENTS OF CASH FLOWS

For the Years Ended January 31, 2002, 2001 and 2000


(in thousands)                                                                         2002                2001                2000
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                   $    10,080         $     7,306         $    19,334
   Adjustments to reconcile net income to net
     cash provided by (used in) operating activities:
   Cumulative effect of accounting change, net                                           --               3,068                  --
   Depreciation and amortization                                                     10,715               9,198               7,586
   Store closing impairment charge                                                      822               1,118                 302
   Loss on disposition of assets                                                         74                  75                  95
   Changes in assets and liabilities, net of effects of acquisition:
       Decrease in accounts receivable, net                                             217               1,753                 138
       (Increase) in layaway receivables, net                                            --                  --              (2,124)
       Decrease (increase) in merchandise inventories,
        net of gold consignment                                                       7,133             (27,774)            (30,943)
       (Increase) decrease in other current assets                                     (285)                421                 220
       Increase (decrease) in deferred taxes, net                                     2,652                (645)               (255)
       Increase in accounts payable                                                  12,277                 273              11,404
       (Decrease) increase customer deposits                                           (251)                260                  --
       Increase (decrease) in income taxes                                              286              (2,455)              2,089
       Increase in accrued liabilities and
        long-term liabilities                                                         1,473               1,154               5,242
-----------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) operating activities                           45,193              (6,248)             13,088
Cash flows from investing activities:
       Capital expenditures                                                         (12,695)            (22,688)            (22,199)
-----------------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                        (12,695)            (22,688)            (22,199)
Cash flows financing activities:
   Borrowing on revolver loan                                                     1,043,464             444,147             343,362
   Repayment of revolver loan                                                    (1,055,407)           (438,044)           (334,146)
   Repayment of term loan                                                            (4,250)             (3,250)             (2,750)
   Purchase of gold consignment                                                      (6,118)                 --                  --
   Proceeds from gold consignment                                                     3,107               2,016               3,015
   Proceeds from equity offering                                                         --              42,537                  --
   Financing costs                                                                     (348)               (441)                 --
   Proceeds from exercise of stock options                                              426                 380                 423
   Proceeds from stock issued under the
     Employee Stock Purchase Plan                                                         7                  --                  --
   Purchase of treasury stock                                                            --             (18,980)             (9,997)
   (Decrease) increase in outstanding checks, net                                   (13,564)              1,071               9,635
-----------------------------------------------------------------------------------------------------------------------------------
       Net cash (used in) provided by financing activities                          (32,683)             29,436               9,542
-----------------------------------------------------------------------------------------------------------------------------------
       Net change in cash and cash equivalents                                         (185)                500                 431
Cash and cash equivalents at beginning of period                                      2,926               2,426               1,995
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                      $     2,741         $     2,926         $     2,426
===================================================================================================================================
Supplemental disclosures of cash flow information:
   Interest paid during year                                                    $     6,372         $     5,383         $     5,419
   Income taxes paid during year                                                $     2,274         $     9,319         $    10,188
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.



                                     {21.}

NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF OPERATIONS

The financial statements of Whitehall Jewellers, Inc. (the "Company") include the results of the Company's chain of specialty retail fine jewelry stores. The Company operates exclusively in one business segment, specialty retail jewelry. The Company has a national presence with 364 and 348 stores located in 38 and 36 states operating in regional or super-regional shopping malls as of January 31, 2002 and January 31, 2001, respectively.

(2) ACCOUNTING CHANGE

On December 3, 1999 the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, among other things, requires that revenue from layaway sales should only be recognized upon delivery of merchandise to the customer. The accounting required by this bulletin became effective for the Company the first fiscal quarter of the fiscal year beginning after December 15, 1999. Accordingly, the Company adopted this pronouncement in the first quarter of fiscal year 2000.

   The Company recorded a charge of approximately $3.1 million during the first quarter, which is net of a $1.9 million tax benefit, presented as a cumulative effect of this accounting change as of February 1, 2000.

   The proforma impact of the change in accounting for layaway sales on the Statement of Operations for the three years ended January 31, 2002, 2001 and 2000 is as follows:

                                              2002          2001          2000
------------------------------------------------------------------------------
Net sales                               $  338,911    $  355,065    $  312,421
Cost of sales                              206,574       217,164       181,463
   Gross profit                            132,337       137,901       130,958
------------------------------------------------------------------------------
Income from operations                  $   22,362    $   22,301    $   35,706
==============================================================================

(3) EQUITY OF OFFERING

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

   As of January 31, 2002, the Company had repurchased 2,317,500 shares under this Stock Repurchase Program at a total cost of approximately $19.0 million.

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



                                     {22.}

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

Long Lived Assets When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of long-lived asset carrying values, using projections of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

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

Accounts Payable Accounts payables include outstanding checks which were $7,140,000 and $20,703,000 as of January 31, 2002 and 2001, respectively.

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

Revenue Recognition The Company recognizes revenue from sales of merchandise when earned, as required by SAB 101. Revenue is recognized when delivery has occurred and title and risk of loss have transferred to the customer. The Company accrues an estimate based on historical experience for expected returns which have not been presented.

   Effective February 1, 2000, the Company changed its accounting policy for layaway sales in accordance with SAB 101, which requires that revenue from layaway sales be deferred until merchandise is delivered to the customer. The Company charges the customer to cover the costs of administration for inactive layaways.

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




                                     {23.}

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

Stock Based Compensation The Company accounts for stock based compensation according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as interpreted, and will continue to do so in the future. However, the disclosure requirements of SFAS No.123, "Accounting for Stock-Based Compensation" have been adopted.

Management Estimates The preparation of financial statements in conjunction with generally accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Valuation reserves for inventory, accounts receivable, sales returns and deferred tax assets are significant examples of the use of such estimates. Actual results could differ from those estimates.

Account for Derivative Instruments and Hedging Activities Recent Accounting Pronouncements- Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as amended by Statement of Financial Accounting Standards No. 137, was required to be adopted by the Company for its fiscal year beginning December 1, 2000. FAS 133 requires disclosures of the objectives for holding or issuing derivative instruments, the context to under- stand the objectives and the strategies for achieving the objectives, disclosures related to the impact of derivatives as reflected in the statement of comprehensive income as well as requiring that all derivative instruments be recognized as either assets or liabilities in the balance sheet and measured at their fair value. FAS 133 also requires changes in the fair value of derivatives to be recorded in each period in current earnings or comprehensive income, depending on the intended use of the derivatives. The Company has adopted FAS 133, as amended, which has no impact on its financial statements.

Accounting of Business Combinations and Goodwill and Other Tangibles In July, 2001, the Financial Accounting Standard Board issued Statement No. 141 ("SFAS 141"), "Business Combinations and Statement No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 is effective for any business combination completed after June 30, 2001 and requires the application of the purchase method. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will adopt SFAS 142 on February 1, 2002. Goodwill amortized for the year ended January 31, 2002 was $262,000. The Company does not expect the adoption of SFAS 142 to result in an impairment charge, although the Company has not yet completed its transitional impairment assessment.



                                     {24.}

Accounting for the Impairment of Disposal of Long-Lived Assets In August 2001, the Financial Accounting Standards Board issued Statement No. 144 ("SFAS 144"), "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS 144 establishes accounting requirements for impaired long-lived assets to be held and used, long-lived assets to be disposed of other than by sale and long-lived assets to be disposed of by sale. These requirements of SFAS 144 will become effective for the Company as of February 1, 2002. The Company has not completed its assessment of the affect of this standard at this time, but does not expect it to be significant at this time.

(6) ACQUISITION

On September 10, 1998, the Company acquired substantially all of the assets of 36 jewelry stores operating under the Jewel Box name from Carlyle & Co. Jewelers and its affiliates, headquartered in Greensboro, North Carolina. The Company purchased all associated inventory, accounts receivable and fixed assets for approximately $22 million (including fees and other costs) in cash (the "Acquisition"). The Acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of Acquisition. The excess of the purchase price over the fair values of the net assets acquired was $6.6 million and has been recorded as goodwill, which is being amortized on a straight-line basis over 25 years. Goodwill amortization was $262,000 for each of the years ended January 31, 2002, 2001 and 2000.

(7) ACCOUNTS RECEIVABLE, NET

The Company has charged bad debt expense of $577,000, $2,331,000 and $1,180,000 for doubtful accounts for the years ended January 31, 2002, 2001 and 2000, respectively.

(in thousands)                                           2002          2001
----------------------------------------------------------------------------
Accounts receivable                                $    1,862    $    2,880
Less: allowance for doubtful accounts                    (673)       (1,474)
----------------------------------------------------------------------------
Accounts receivable, net                           $    1,189    $    1,406
============================================================================

(8) INVENTORY

As of January 31, 2002 and January 31, 2001, merchandise inventories consisted of:

(in thousands)                                           2002          2001
----------------------------------------------------------------------------
Raw materials                                      $    6,958    $    7,104
Finished goods inventory                              166,973       170,949
----------------------------------------------------------------------------
Merchandise inventories                            $  173,931    $  178,053
============================================================================

Raw materials consist primarily of diamonds, precious gems, semi-precious gems and gold. Included within finished goods inventory are allowances for inventory shrink, scrap, and miscellaneous costs of $3,003,000 and $3,527,000 for the years ended January 31, 2002 and 2001, respectively. As of January 31, 2002 and 2001, merchandise consignment inventories held by the Company that are not included in its balance sheets total $80,425,000 and $76,079,000, respectively. In addition, gold consignments of $23,298,000 and $26,310,000 are not included in the Company's balance sheets at January 31, 2002 and 2001, respectively (see
Note 11, Financing Arrangements) as the title to such gold has passed to the consignor and is subject to the same risk of physical loss as other inventory held on consignment by the Company.




                                     {25.}

   Certain merchandise procurement, distribution and warehousing costs are allocated to inventory. As of January 31, 2002 and 2001, these amounts included in inventory are $3,306,000 and $2,958,000, respectively. The amounts comprising the overhead pool of capitalizable costs were $5,211,000, $4,964,000 and $3,888,000 for the years ended January 31, 2002, 2001 and 2000, respectively.

(9) PROPERTY AND EQUIPMENT

Property and equipment includes the following as of January 31:

(in thousands)                                            2002             2001
--------------------------------------------------------------------------------
Furniture and fixtures, and software                 $  71,245        $  63,767
Leasehold improvements                                  37,417           34,745
--------------------------------------------------------------------------------
Property and equipment                                 108,662           98,512
Accumulated depreciation and amortization              (43,051)         (35,149)
Reserve for store closing                               (1,697)          (1,283)
--------------------------------------------------------------------------------
Property and equipment, net                          $  63,914        $  62,080
================================================================================

Depreciation expense was $9,955,000, $8,558,000 and $7,355,000 for the years ended January 31, 2002, 2001, and 2000, respectively.

   The Company has recognized impairment charges included in costs of sales, measured as the excess of net book value of furniture, fixtures and leasehold improvements over their fair values, associated with managements decision to close stores. The Company recorded $822,000, $1,118,000 and $302,000 in impairment charges for the years ended January 31, 2002, 2001 and 2000. As of January 31, 2002 the Company has completed the closure of eleven stores without requiring significant adjustment to the recorded charges and continues to pursue the closure of the remainder.

   The amount of internally developed software capitalized during the year ending January 31, 2002 was $198,000 and is included in furniture, fixtures and software. Amortization of capitalized software for the year ended January 31, 2002 was $17,000. The remaining unamortized costs included in property and equipment as of January 31, 2002 was $ 181,000.

(10) LONG-TERM LIABILITIES

Included in long-term liabilities at January 31, 2002 and 2001 are $2,660,000 and $2,128,000 respectively, of deferred lease costs.

(11) FINANCING ARRANGEMENTS

Effective October 31, 2001, the Company amended certain terms and conditions within its Amended and Restated Revolving Credit, Term Loan and Gold Consignment Agreement (the "Credit Agreement"), with its bank group to provide for a total facility of $166.5 million through June 30, 2004. Interest rates and the commitment fee charged on the unused portion of the facility float based upon the Company's quarterly financial performance.

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

WHITEHALL JEWELLERS                   [26.]

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

   Current interest rates for borrowings under this agreement are, at the Company's option, based on Eurodollar rates or the banks' prime rate. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. The interest expense under the revolver facility for the years ended January 31, 2002, 2001 and 2000 was $4,650,000, $3,449,000, and $3,279,000,
respectively, reflecting a weighted average interest rate of 6.4%, 8.0% and 6.9%, respectively.

Term Loan The term loan facility under the Credit Agreement is available up to a maximum of $9.8 million (originally $16.5 million, less principal repayments). Current interest rates for these borrowings are, at the Company's option, based on Eurodollar rates or the banks' prime rate. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. Interest rates and the commitment fee charged on the unused facility float based on the Company's quarterly financial performance. The interest expense under the term loan facility for the years ended January 31, 2002, 2001 and 2000 was $841,000, $1,348,000 and $1,372,000, respectively for these borrowings, reflecting a weighted average interest rate of 6.7%, 8.3% and 7.3%, respectively.

Gold Consignment Facility The Company has the opportunity to enter into Gold Consignments with certain third party financial institutions. The Company provides the third party financial institution with title to a certain number of troy ounces of gold held in the Company's existing merchandise inventory in exchange for cash at the current market price of gold. The Company then consigns the gold from the third party financial institution, pursuant to the Gold Consignment Agreement. This agreement entitles the Company to use the gold in the ordinary course of its business. The Gold Consignment Facility is a transfer of title in specified quantities of the gold content of the Company's inventory (a non-financial asset) to a financial institution in exchange for cash. The Company continues to bear responsibility for damage to the inventory, as is the case in all of its consigned inventory arrangements with its other vendors.

   The Company has accounted for the transaction as a reduction in its inventories, as it has transferred title to the gold to the financial institution. Similar to other consigned inventories in the possession of the Company (for which the Company bears risk of loss but does not possess title), the value of the inventory is not included in the assets of the Company. The terms of the Gold Consignment Agreement require the Company to deliver the specified quantities of consigned gold back to the third party financial institution at the end of the facility (which currently expires in 2004). Physical delivery can be made from the Company's inventory or from gold acquired by the Company in the open market. As an alternative to physical delivery of these specific troy ounces of gold, the Company can elect to purchase the consigned quantities at the end of the Consignment Facility at the current market price for gold on that date.

   During fiscal 2001, the Company sold and simultaneously consigned an additional 12,000 troy ounces of gold for $3.1 million under the gold consignment facility. Subsequently, the Company purchased 22,000 troy ounces of gold held for the consignor in connection with the consignment facility for a total of $6.1 million dollars. As of January 31, 2002, the Company had sold and simultaneously consigned a net total of 66,500 troy ounces of gold for $23.3 million under a gold consignment facility. The facility provides for the sale of a maximum of 115,000 troy ounces of gold or $40.0 million. Under the agreement, the Company pays consignment fees the rate set by the bank based on the London Interbank Bullion Rates payable monthly. A commitment fee on the unused portion of the gold consignment facility is

                                      [27.]                   2001 ANNUAL REPORT
payable monthly. Interest rates and the commitment fees charged on the unused facility float based on the Company's quarterly financial performance. The consignment fees totaled $804,000, $520,000, and $699,000 for the years ended January 31, 2002, 2001 and 2000, respectively, at a weighted average rate of 3.7%, 2.5% and 3.6%, respectively. On June 30, 2004, the Company is required to return or repurchase 66,500 troy ounces of gold under this agreement at the prevailing gold rate in effect on that date, or the facility may be renewed. Based on the gold rate as of January 31, 2002, the market value of the gold consigned was $18.8 million.

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

   In conjunction with the Company's Common Stock offering in November 1996, the Series D Notes were redeemed at a premium. In January 1998, $1,480,000 of the Series C Notes were redeemed for a total of $1,554,000. In January 1998, the Company completed a tender offer to purchase $9,880,000 of the Series C Notes at a premium of $1,087,000. Interest expense was $78,000 for each of the years ended January 31, 2002, 2001 and 2000, respectively.

   As of January 31, 2002 and 2001, the current portion and noncurrent portion of long-term debt consisted of the following:

(in thousands)                                             2002         2001
--------------------------------------------------------------------------------
Current portion of long-term debt:
   Term loan                                           $    5,250    $    4,250
--------------------------------------------------------------------------------
       Total                                           $    5,250    $    4,250
================================================================================

Long-term debt, net of current portion:
   Term loan                                           $    4,500    $    9,750
   Subordinated debt                                          640           640
--------------------------------------------------------------------------------
       Total                                           $    5,140    $   10,390
================================================================================

Future scheduled maturities under the loan agreements, excluding the revolver for January 31, 2002, are as follows:
                                                   Subordinated
(in thousands)                              Term       Notes           Total
--------------------------------------------------------------------------------
January 31, 2003                          $ 5,250      $  --         $ 5,250
January 31, 2004                            4,500         --           4,500
April 30, 2004                                 --        640             640
--------------------------------------------------------------------------------
Total                                     $ 9,750      $ 640         $10,390
================================================================================

   The carrying amount of the Company's borrowings under the Credit Agreement and other long-term borrowings approximates fair value.

WHITEHALL JEWELLERS                  [28.]

( 1 2 )   D E F E R R E D   F I N A N C I N G   C O S T S

In conjunction with the Company's recapitalization of its financing arrangements in fiscal year 1997 and the establishment of the Credit Agreement in fiscal year 1998 and the amendments to the Credit Agreement through fiscal year 2002, the Company incurred $348,000, and $441,000 in deferred financing costs for the years ended January 31, 2002 and 2001, respectively. The remaining costs are being amortized over the extended term of the Credit Agreement. Amortization expense in the years ended January 31, 2002, 2001 and 2000 was $487,000, $378,000 and $362,000, respectively.

( 1 3 )   I N C O M E   T A X E S

The temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax asset and deferred tax liability and their approximate tax effects are as follows, as of January 31:

                                                             2002                 2001
                                                  ---------------------------------------------
                                                  Temporary      Tax       Temporary     Tax
(in thousands)                                    Difference    Effect     Difference   Effect
-----------------------------------------------------------------------------------------------
Merchandise inventories                            $    677    $    249    $  1,753    $    666
Accrued rent                                          2,833       1,043       2,394         910
Accounts receivable                                   1,011         372       2,085         792
Sales returns                                         1,525         561       1,427         542
Vacation pay                                          1,379         507       1,148         436
Professional fees                                       500         184         200          76
Store closing payables                                  531         195         322         122
Other                                                   626         231         762         290
State income tax net operating loss carryforward        552         203           0           0
-----------------------------------------------------------------------------------------------
   Total deferred tax asset                           9,634       3,545      10,091       3,834
-----------------------------------------------------------------------------------------------
Property and equipment, net                           7,017       2,582         717         272
Other liability                                         737         271         575         218
-----------------------------------------------------------------------------------------------
   Total deferred tax liability                      (7,754)     (2,853)     (1,292)       (490)
-----------------------------------------------------------------------------------------------
   Net deferred tax asset                          $  1,880    $    692    $  8,799    $  3,344
===============================================================================================

The net current and non-current components of deferred income taxes recognized in the balance sheet at January 31 are as follows:

(in thousands)                                                               2002         2001
-----------------------------------------------------------------------------------------------
Net current assets                                                         $  2,704    $  2,817
Net non-current asset (liability)                                            (2,012)        527
-----------------------------------------------------------------------------------------------
   Net deferred tax asset                                                  $    692    $  3,344
===============================================================================================

   The Company has gross state net operating loss carryforwards of $7,732,000, which have been benefited for deferred income tax purposes. The Company expects to utilize certain income tax net operating losses expiring over the next fifteen to twenty years.

                                      [29.]                   2001 ANNUAL REPORT

The income tax expense for the years ended January 31, consists of the following:

(in thousands)                                      2002          2001          2000
-----------------------------------------------------------------------------------------------
Current expense                                  $    3,563    $    7,217    $   12,559
Deferred tax expense                                  1,817        (1,047)         (456)
-----------------------------------------------------------------------------------------------
Total income tax expense                         $    5,380    $    6,170    $   12,103
===============================================================================================

   The provision for income taxes on income differs from the statutory tax expense computed by applying the federal corporate tax rate of 34%, 34% and 35% for the years ended January 31, 2002, 2001, and 2000, respectively.

(in thousands)                                      2002          2001          2000
-----------------------------------------------------------------------------------------------
Taxes computed at statutory rate                 $    5,256    $    5,671    $   11,002
Sales income tax expense, net of federal benefit        291           504         1,395
Other                                                  (167)           (5)         (294)
-----------------------------------------------------------------------------------------------
Total income tax expense                         $    5,380    $    6,170    $   12,103
===============================================================================================

( 1 4 )   C O M M O N   S T O C K

Following are the number of shares issued and outstanding for each of the Company's classes of Common Stock as of January 31:

                                                                           Class B
                                                       Common Stock      Common Stock         Treasury
(in thousands)                                    (par value $.001) (par value $.001)            Stock
-------------------------------------------------------------------------------------------------------
Balance at January 31, 1999                             15,278,789               152               (26)
Exercise of Options/Restricted Shares                       74,331                --                --
Purchase of Treasury Stock                                      --                --          (883,350)
-------------------------------------------------------------------------------------------------------
Balance at January 31, 2000                             15,353,120               152          (883,376)
Conversion of Class B Common Stock                             151                (4)               --
Exercise of Options/Restricted Shares                       54,616                --                --
Issuance of Stock                                        2,325,500                --                --
Purchase of Treasury Stock                                      --                --        (2,317,500)
=======================================================================================================
Balance at January 31, 2001                             17,733,387               148        (3,200,876)
Conversion of Class B Common Stock                             213                (6)               --
Exercise of Options/Restricted Shares                       76,230                --                --
Issuance of Stock                                               --                --               667
-------------------------------------------------------------------------------------------------------
Balance at January 31, 2002                             17,809,830               142        (3,200,209)
=======================================================================================================

   Each share of Class B Common Stock is exchangeable into common stock on a
35.4 for 1 basis. Each share of Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to 35.4 votes on each matter submitted to stockholders for vote.

( 1 5 )   E A R N I N G S   P E R   C O M M O N   S H A R E

Basic earnings per share is computed by dividing net earnings available to holders of common stock by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed assuming the exercise of all dilutive stock options. Under these assumptions, the weighted average number of common shares outstanding is increased accordingly.

WHITEHALL JEWELLERS                    [30.]

The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations (in thousands, except per share amounts):

                                                2002                 2001                  2000
                                       ----------------------------------------------------------------
                                         Basic      Diluted    Basic      Diluted    Basic      Diluted
-------------------------------------------------------------------------------------------------------
EPS Numerator:
Net income                             $ 10,080   $ 10,080   $  7,306   $  7,306   $ 19,334   $ 19,344
EPS Denominator:
Average common shares outstanding:       14,584     14,584     15,617     15,617     14,560     14,560
Effect of dilutive securities:
Stock options                                --        101        --         347        --          569
-------------------------------------------------------------------------------------------------------
Total shares                             14,584     14,685     15,617     15,964     14,560     15,129
=======================================================================================================
Earnings per share                     $   0.69   $   0.69   $   0.47   $   0.46   $   1.33   $   1.28
=======================================================================================================
Stock options excluded from the
  calculation of diluted earnings
  per share (due to their antidilutive
  effect on the calculation)                --       1,133        --         483        --          11
========================================================================================================

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

( 1 6 )   E M P L O Y E E   B E N E F I T   P L A N

Effective October 1, 2001, the Company established an Employee Stock Purchase Plan ("ESPP") for the benefit of substantially all employees. Employees become eligible to participate in the ESPP after six consecutive months of employment and the employee's customary employment is more than 20 hours per week. Through employee contributions to the ESPP, the employee can purchase Common Stock of the Company at 90% of the market value.

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

   In 1988, the Company established an Employee Stock Ownership Plan (the "ESOP"), which is a non-contributory plan established to acquire shares of the Company's Class B Common Stock for the benefit of all employees. In conjunction with completion of the Company's initial public offering and recapitalization of its financing arrangements, the Company restructured the ESOP. As of January 31, 1998, all remaining shares had been released to participants. As long as the Company's stock is publicly traded, the Company is not required to repurchase shares from ESOP participants. The only remaining activity of the ESOP is to make distributions to existing participants or beneficiaries.

                                      [31.]                   2001 ANNUAL REPORT

( 1 7 )   S T O C K   P L A N S

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

   In December 1998, the Company adopted the 1998 Non-Employee Director Stock Option Plan (the "1998 Plan"), effective February 1, 1998. Under the 1998 Plan, non-employee directors may elect to receive all or a designated amount of their directors' fee in the form of stock options. A total of 37,500 shares have been reserved for issuance under the 1998 Plan. Grants may be made during the ten years after its effective date. Options granted under the 1998 Plan vest at the end of the quarter in which the date of grant occurs and expire ten years after the date of grant. As of January 31, 2002, 35,003 options had been granted under the 1998 Plan.


WHITEHALL JEWELLERS                    [32.]

Option activity for the years ended January 31, 2000, 2001 and 2002 was as follows:

                                                                      Weighted-Average             Options
                                                          Shares       Exercise Price          Exercisable
----------------------------------------------------------------------------------------------------------
Balance at January 31, 1999                              1,556,103         $   9.02                659,057
==========================================================================================================
Options granted                                            711,751            12.96
Options exercised                                          (74,331)            6.15
Options canceled                                           (21,902)           10.93
----------------------------------------------------------------------------------------------------------
Balance at January 31, 2000                              2,171,621         $  10.38                980,633
==========================================================================================================
Options granted                                            429,363            21.38
Options exercised                                          (54,616)            7.24
Options canceled                                           (48,951)           12.84
----------------------------------------------------------------------------------------------------------
Balance at January 31, 2001                              2,497,417         $  12.29              1,460,575
==========================================================================================================
Options granted                                            469,849             8.03
Options exercised                                          (76,230)           11.75
Options canceled                                          (120,318)           19.39
----------------------------------------------------------------------------------------------------------
Balance at January 31, 2002                              2,770,718         $  11.36              1,567,816
==========================================================================================================

   The weighted-average fair value of 469,849, 429,363, and 711,751, options granted was $8.03, $13.37 and $12.97, for the years ended January 31, 2002, 2001 and 2000, respectively.

   The following table summarizes the status of outstanding stock options as of January 31, 2002:

                                                                           Options Exercisable
                                                                           -------------------
                             Options Outstanding
                   Number of    Weighted Average         Weighted-     Number of         Weighted-
Range of             Options           Remaining           Average       Options           Average
Exercise Prices  Outstanding    Contractual Life    Exercise Price   Exercisable    Exercise Price
---------------------------------------------------------------------------------------------------
$6.31 - $8.65        647,329                7.99            $ 7.83       189,812            $ 7.48
$8.66 - $9.33      1,049,028                4.33              9.33     1,044,613              9.33
$9.34 - $13.33       696,637                7.19             11.42       199,416             11.43
$13.34 - $24.25      377,724                8.01             22.91       133,975             22.65
---------------------------------------------------------------------------------------------------
$6.31 - $24.25     2,770,718                6.40            $11.36     1,567,816            $10.51
===================================================================================================

   Had the Company elected to apply the provisions of SFAS No. 123, "Accounting for Stock Based Compensation" regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted during the years ended January 31, 2002, 2001 and 2000, reported net income and earnings per share would have been reduced as follows:

(in thousands, except per share amounts)                           2002          2001        2000
---------------------------------------------------------------------------------------------------
Net income, as reported                                         $ 10,080      $  7,306    $ 19,334
Pro forma net income                                               7,621         3,723      17,037
Earnings per share, as reported                                     0.69          0.46        1.28
Pro forma earnings per share                                        0.52          0.23        1.13
---------------------------------------------------------------------------------------------------


                                      [33.]                   2001 ANNUAL REPORT

   For purposes of pro forma net income and earnings per share calculation in accordance with SFAS No. 123, for each option granted under the 1995 Plan during the year ended January 31, 1996, the fair value is estimated as of the date of grant using the Minimum Value method using a weighted-average assumption of 6.1% risk-free interest rate and 5.5 year option life. For each option granted during the years ended January 31, 2002, 2001 and 2000, the fair value is estimated using the Black-Scholes option- pricing model. The assumptions used are as follows:


                                2002       2001       2000       1999      1998
--------------------------------------------------------------------------------
Risk-free interest rate         5.1%       6.6%       5.3%       5.3%      6.4%
Dividend yield                    0          0          0          0         0
Option life                 7 years     7 years    6 years    6 years   6 years
Volatility                       44%        53%        39%        40%       47%
--------------------------------------------------------------------------------

( 1 8 )   C O M M I T M E N T S   A N D   C O N T I N G E N C I E S

The Company is involved in legal actions arising in the normal course of business. It is the opinion of management that additional liabilities, if any, resulting from these legal issues, are not expected to have a material adverse effect on the Company's financial condition or consolidated results of operations.

   The Company leases the premises for its office facilities and all of its retail stores, and certain office and computer equipment generally under noncancelable agreements for periods ranging from three to 13 years. Most leases require the payment of taxes, insurance and maintenance costs. Future minimum rentals under noncancelable operating leases as of January 31, 2002 are as follows:

Years ending January 31, (in thousands)                   Amount
-------------------------------------------------------------------
2003                                                     $  27,405
2004                                                        26,804
2005                                                        25,643
2006                                                        23,948
2007                                                        23,137
-------------------------------------------------------------------
Thereafter                                                  68,622
-------------------------------------------------------------------
                                                         $ 195,559
===================================================================

Total rental expense for all operating leases for the years ended January 31, is as follows:

                                               2002          2001          2000
--------------------------------------------------------------------------------
Rental expense:
   Minimum                                $  26,730     $  23,179     $  17,950
   Rentals based on sales                     1,137         2,247         2,520
   Other                                        592           573           554
--------------------------------------------------------------------------------
                                          $  28,459     $  25,999     $  21,024
================================================================================


WHITEHALL JEWELLERS                    [34.]

( 1 9 )   U N A U D I T E D   Q U A R T E R LY   R E S U L T S

The Company's results of operations fluctuate on a quarterly basis. The following table sets forth summary unaudited financial information of the Company for each quarter in fiscal 2001 and fiscal 2000. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this annual report, and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto.

                                                                 2001 Quarters Ended
                                           --------------------------------------------------------------------
(in thousands, except per share amounts)   April 30, 2001    July 31, 2001  October 31, 2001   January 31, 2002
---------------------------------------------------------------------------------------------------------------
Net sales                                       $  68,931        $  74,366         $  65,136          $ 130,478
Gross profit                                       25,614           27,902            22,107             56,714
Income (loss) from operations                        (868)             922            (3,714)            26,022
Net income (loss)                                  (1,622)            (643)           (3,492)            15,837
Diluted earnings per share:
Net income (loss)                               $   (0.11)       $   (0.04)        $   (0.24)         $    1.07
---------------------------------------------------------------------------------------------------------------


                                                                 2000 Quarters Ended
                                           --------------------------------------------------------------------
(in thousands, except per share amounts)   April 30, 2000    July 31, 2000  October 31, 2000   January 31, 2001
---------------------------------------------------------------------------------------------------------------
Net sales                                       $  73,635        $  76,139        $   71,035          $ 134,256
Gross profit                                       29,231           29,488            26,139             53,043
Income (loss) from operations                       4,049            1,912            (1,545)            17,885
Income (loss) before cumulative
  effect of accounting change, net                  1,774              464            (1,996)            10,132
Cumulative effect of accounting change             (3,068)              --                --                --
Net income                                         (1,294)             464            (1,996)            10,132
Diluted earnings per share:
Income before cumulative effect
  of accounting change                          $    0.11        $    0.03        $    (0.13)         $    0.69
Cumulative effect of accounting change, net     $   (0.19)       $     --        $        --          $     --
Net income                                      $   (0.08)       $    0.03        $    (0.13)         $    0.69
---------------------------------------------------------------------------------------------------------------

( 2 0 )   R E C L A S S I F I C A T I O N S

Certain Balance Sheet amounts from prior periods were reclassified to conform to the current year presentation. These reclassifications had no impact on earnings.


                                      [35.]                   2001 ANNUAL REPORT

Report of Independent Accountants

To the Board of Directors and Shareholders of Whitehall Jewellers, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, shareholders' equity, and cash flow, present fairly, in all material respects, the financial position of Whitehall Jewellers, Inc. (the "Company") at January 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As described in Note 2 to the financial statements, the Company changed its method of recognizing revenue for layaway sales during the year ended January 31, 2001.

[PRICEWATERHOUSECOOPERS LLP SIGNATURE]

Chicago, Illinois
March 11, 2002

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's stock began trading on the New York Stock Exchange under the symbol "JWL" on January 27, 2000. Prior to that date the Company's stock traded on the NASDAQ National Market System under the symbol "WHJI." At April 26, 2002, there were 107 registered holders of Class B stock and 236 registered holders of Common Stock for a total of 343 registered shareholders.

                                                               2002                        2001
                                                        ---------------------------------------------
                                                          High        Low             High        Low
-------------------------------------------------------------------------------------------------------
First Quarter                                           $  9.615  $  7.550          $ 24.625  $ 16.125

Second Quarter                                            10.480     8.080            18.625     7.125

Third Quarter                                             12.065     8.240            10.188     7.500

Fourth Quarter                                            15.730     8.030             8.375     6.000
-------------------------------------------------------------------------------------------------------

The Company has not declared any dividends in fiscal 2002 and 2001, and intends to retain its earnings to finance future growth. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends, if any, is subject to the discretion of the Board of Directors of the Company and to certain limitations under the General Corporation Law of the State of Delaware. In addition, the Company's Credit Agreement contains restrictions of the Company's ability to pay dividends. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.



WHITEHALL JEWELLERS                    [36.]


CORPORATE INFORMATION

BOARD  OF  DIRECTORS            CORPORATE  OFFICERS                    INDEPENDENT  AUDITORS

HUGH  M.  PATINKIN              HUGH  M.  PATINKIN                     PricewaterhouseCoopers, LLP
Chairman of the Board,          Chairman of the Board,                 One North Wacker Drive
Chief Executive Officer,        Chief Executive Officer,               Chicago, IL 60606
President                       President
                                                                       TRANSFER  AGENT
RICHARD K. BERKOWITZ (1,2)      JOHN  R.  DESJARDINS                   Fleet National Bank
Arthur Anderson, L.L.P.         Executive Vice President,              c/o Equiserve Trust
Former Partner                  Secretary                              Company, N.A.
                                                                       150 Royall Street
DANIEL  H.  LEVY (1,2)          MATTHEW  M.  PATINKIN                  Canton, MA 02021
Donnkenny, Inc.                 Executive Vice President,
Chairman and                    Operations                             CORPORATE
Chief Executive Officer,                                               HEADQUARTERS
President                       LYNN EISENHEIM                         155 North Wacker Drive
                                Executive Vice President,              Chicago, IL 60606
NORMAN  J.  PATINKIN            Merchandising
United Marketing                                                       ANNUAL  MEETING
Group, L.L.C.                   MANNY  A.  BROWN                       The Annual Meeting
Former Chairman                 Executive Vice President,              of Shareholders will be
of the Board                    Operations                             held June 11, 2002 at
                                                                       10:00a.m. (C.D.T.)
JACK  A.  SMITH (1,2)           JON H. BROWNE
The Sports Authority, Inc.      Executive Vice President,              GENERAL  COUNSEL
Former Chairman and             Chief Financial Officer                Sidley Austin Brown & Wood
Chief Executive Officer         and Treasurer                          Bank One Plaza
                                                                       Chicago, IL 60603
JOHN  R.  DESJARDINS
Executive Vice President,                                              SHAREHOLDER  INQUIRIES
Secretary                                                              John R. Desjardins
                                                                       Executive Vice President
MATTHEW  M.  PATINKIN                                                  312.762.9751
Executive Vice President,
Operations                                                             INTERNET  WEBSITE
                                                                       www.whitehalljewellers.com
(1)Audit Committee
(2)Compensation Committee                                              COMMON  STOCK  LISTING
                                                                       Shares of Common Stock
                                                                       of Whitehall Jewellers, Inc.
                                                                       are listed and traded on the
                                                                       New York Stock Exchange under
                                                                       the symbol "JWL".

                            WHITEHALL JEWELLERS, INC.

                155 NORTH WACKER DRIVE | CHICAGO, ILLINOIS 60606

                                { 312.782.6800 }