Form 10-K, Exhibit 13
period 2003-01-31
WHITEHALL JEWELLERS INC
filed 2003-05-01
CIK 868984

                                                                      EXHIBIT 13

                                 * commitment *


                                    [PHOTO]


                  Whitehall Jewellers, Inc. 2002 annual report

--------------------------------------------------------------------------------
Company Profile    Founded in 1895, Whitehall Jewellers, Inc. is a leading
national specialty retailer of fine jewelry. The Company operates 385 stores in regional and superregional malls in 38 states under the names Whitehall Jewellers, Lundstrom Jewelers and Marks Bros. Jewelers. Whitehall Jewellers, Inc.common stock is traded on the New York Stock Exchange under the symbol "JWL."

TO OUR SHAREHOLDERS

In the 1990s, Whitehall's sales and profitability growth placed it among the industry's leaders. From fiscal 1994 through fiscal 1999 comparable store sales grew at an average annual rate of 8.0% while income from operations compounded at an annual rate of 26%. Since 2000, Whitehall has faced a challenging environment, including a recession, terrorism and military conflict, including the war in Iraq. These events negatively impacted consumer confidence and created a difficult environment for retailers selling luxury goods.

     During 2002, conflicting trends demonstrated how the economic and geopolitical environment impacts Whitehall's sales and profitability. During the first quarter of 2002, the stock market and consumer confidence improved as the economy demonstrated signs of strength. During this quarter, our sales were up 8.2% while comparable store sales were up 4.9%. More importantly, our earnings improved and significantly exceeded expectations. Unfortunately, by early summer the economy, stock market and consumer confidence declined, as did our sales. This more difficult sales environment was particularly evident in non-holiday periods when worried consumers were less likely to spend their money on luxury items. As a result, while our total sales were up marginally in 2002, comparable store sales were down 1.9%. Our earnings in 2002 were $0.66 per diluted share, compared to $0.69 per diluted share in 2001.

     Two years ago we charted a new course for Whitehall, focusing our efforts on controlling expenses and improving profitability. By the end of fiscal year 2002 we had achieved the bulk of our goals in this area. We reduced SG&A expenses by $2.2 million in 2002, which was on top of cutting $5.6 million in SG&A expenses during 2001. Even with comparable store sales down for this year, we reduced SG&A expenses as a percentage of sales to 31.6% from 32.4% in 2001.

                                    [PHOTO]


                                   * growth *

                                   [BAR GRAPH]

Solid diluted earnings per share

01  $0.46
02  $0.69
03  $0.66
fiscal years ended January 31

We did so by streamlining our field supervisory structure and more effectively managing store staff hours and rates. We rolled out reporting tools which enabled our operating team to continue to carve out expenses. We also leveraged our supply chain costs through technology and the use of our buying power. We continued to cut overhead expenses in our support office by refining processes. And, we did all of this while opening 17 new stores in 2002.

     Turning to our balance sheet, we eliminated our gold consignment of $20.5 million. We also used our financial strength when we converted some consignment merchandise to asset inventory on very attractive terms. Looking ahead, we believe that our continued focus on improving our supply chain practices will further reduce our average per store inventory while permitting us to continue to offer one of the best selections of jewelry in the marketplace.

     As we move into 2003, we are mindful of the continued economic stresses and geopolitical risks. Indeed, as I write this letter the United States is involved in a global war against terrorism and the recent war for the freedom of Iraq. We certainly wish the best for our young men and women in the Armed Forces as well as for the citizens of Iraq. With the conclusion of the war in Iraq we are hopeful that the economic environment in this country will gradually improve.

     In light of this, we have recently refocused our efforts on building sales. As with our successful campaign to increase operational controls and reduce expenses, we will be relying on a number of specific initiatives. While a few of these initiatives will begin to roll out in the first half of 2003, we expect all will be in place by Christmas of this year. A few examples of these new programs are as follows.

     First, in late 2002 we introduced Movado and ESQ watches into a number of test markets. This test was successful. The Movado brand represents quality in design and manufacture. We believe the addition of these Swiss watches to our stores will enhance the Whitehall brand, and we feel that the additional sales will be largely incremental. We are very pleased that we have now reached agreement with Movado to introduce Movado and ESQ watches in to most of our stores. In anticipation of this rollout, we have increased the number of lineal feet of showcase space in our stores by the selective addition of "two tier" showcases. As a result, the introduction of these two watch lines will not materially reduce the amount of showcase space available to display our selection of diamonds and other fine jewelry.

     We have also initiated a series of changes which should improve the sales performance of our in-store special events, such as restyling shows. In 2002, our special events represented approximately 10% of our total store sales. Over a several year period we would like to take special event sales to approximately 15% of our total sales.

     Finally, we have just implemented a program to improve our new store performance. This includes an extensive training module for all new store managers and sales associates as well as a detailed timeline focusing District Managers on all elements of a new store opening. This year we will be opening 21 new stores. Sixteen of these stores were open as of April 30th and initial sales results for these stores has been quite encouraging.

     Over the last two years we have created a sound foundation for long-term profit growth. Our concept facilitates this. We operate smaller stores which reduces both our occupancy costs and personnel expense. We do not take credit risk for the customer's failure to pay. We carry better quality jewelry which greatly reduces the likelihood of inventory write-downs. Simply put, our model differentiates us as a low cost provider.

     Ultimately, when the economy strengthens and when we post low to mid single digit comparable store sales increases on a sustained basis, we expect to generate strong profit growth by returning our net income rate over time to our historical highs of 6% of sales or more.

/s/ Hugh M. Patinkin

Hugh M. Patinkin
Chairman of the Board
Chief Executive Officer and President
April 30, 2003

                                   * future *


                                    [PHOTO]

  "Focusing our efforts on controlling operations and improving profitability"

                                      ***
  4  Alabama
 13  Arizona
 51  California
  7  Colorado
 10  Connecticut
  2  Delaware
 42  Florida
 12  Georgia
 33  Illinois
  5  Indiana
  1  Iowa
  1  Kentucky
  1  Louisiana
  7  Maryland
  7  Massachusetts
  5  Michigan
  8  Minnesota
  9  Missouri
  2  Nebraska
  7  Nevada
  3  New Hampshire
 16  New Jersey
  3  New Mexico
 20  New York
 21  North Carolina
  5  Ohio
  4  Oklahoma
  3  Oregon
 15  Pennsylvania
  1  Rhode Island
  3  South Carolina
  1  South Dakota
  6  Tennessee
 33  Texas
 13  Virginia
  7  Washington
  1  West Virginia
  3  Wisconsin

385 stores in 38 states

THE WHITEHALL MODEL

     Our real estate strategy is a key element of our business model. We identify prime, high-traffic locations in regional malls throughout the country. Our stores are small and inviting, with open storefronts that present our merchandise and sales associates prominently to mall shoppers.

     Our merchandise strategy is to serve customers who are interested in higher quality diamond, precious gem and karat gold jewelry. About half our sales are of bridal jewelry (historically the most stable part of a jeweler's business), and traditionally more than 15 percent of our sales are generated by items priced above $3,000. In fiscal 2002, thirty percent of our sales were generated by items priced at $1,500 or more.

     Our "no risk" credit policy protects our business from problems associated with customers' failure to pay. Working with private label non-recourse credit purveyors, we offer many customers attractive credit terms. Our credit policy also preserves strong cash flow for the Company. We generally receive cash payment for private-label credit purchases in two business days.

     Our strategy for increasing in-store productivity is focused on controlling payroll costs while we improve operating margins. By linking compensation to sales, we retain our most productive sales associates. We use promotional programs at the point of sale which provide customer value and generate in-store excitement. Our network of 385 stores allows us to thoroughly test and fine tune promotional campaigns before launching them companywide.

     As in the past, Whitehall Jewellers will use these strategies with the goal of driving growth, capturing the interest of discriminating customers, and creating shareholder value through strong earnings and significant returns on investment.

financial statements


Select Historical Financial and Operating Data                                 9
Management's Discussion and Analysis                                          10
Statements of Operations                                                      21
Balance Sheets                                                                22
Statements of Stockholders' Equity                                            23
Statements of Cash Flows                                                      24
Notes to Financial Statements                                                 25
Report of Independent Accountants                                             40
Corporate Information                                                         41

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth certain financial and operating data of the Company. The selected statement of operations data and balance sheet data as of and for the fiscal year ended January 31, 2003 (fiscal 2002) and each of the four prior fiscal years are derived from audited financial statements of the Company. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited financial statements appearing elsewhere herein.

(in thousands, except for
per share and selected operating data)              Fiscal 2002     Fiscal 2001      Fiscal 2000      Fiscal 1999  Fiscal 1998
------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net sales                                           $   341,037     $   338,911     $   355,065     $   315,406    $   238,942
Cost of sales (including buying
   and occupancy expenses)                              212,910         206,574         217,164         182,898        139,368
------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                       128,127         132,337         137,901         132,508         99,574
Selling, general and administrative expenses (1)        107,790         109,975         115,600          95,252         72,261
------------------------------------------------------------------------------------------------------------------------------
     Income from operations                              20,337          22,362          22,301          37,256         27,313
Interest expense                                          4,341           6,902           5,757           5,819          4,123
------------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                          15,996          15,460          16,544          31,437         23,190
Income tax expense                                        6,089           5,380           6,170          12,103          8,928
------------------------------------------------------------------------------------------------------------------------------
     Income before cumulative effect of
            accounting change                             9,907          10,080          10,374          19,334         14,262
Cumulative effect of accounting change, net (2)              --              --          (3,068)             --             --
------------------------------------------------------------------------------------------------------------------------------
     Net income                                     $     9,907     $    10,080     $     7,306     $    19,334    $    14,262
------------------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share:
Income before
   cumulative effect of accounting change           $      0.66     $      0.69     $      0.65     $      1.28    $      0.92
Selected Operating Data:
   Stores open at end of period                             370             364             348             290            250
   Average net sales per store (3)                  $   925,000     $   952,000     $ 1,116,000     $ 1,163,000    $ 1,073,000
   Average net sales per
     gross square foot (4)                          $     1,068     $     1,093     $     1,286     $     1,319    $     1,323
   Average merchandise sale                         $       302     $       304     $       319     $       303    $       286
   Comparable store sales (decrease) increase (5)          (1.9%)         (10.7%)          (1.7%)          11.0%           5.8%
Balance Sheet Data (at end of period)
     Working capital                                $    58,529     $    53,197     $    46,187     $    31,338    $    38,478
     Total assets                                       272,958         252,348         255,794         219,363        171,601
     Total debt                                          99,630          45,667          61,860          59,007         49,526
     Stockholders' equity                               118,653         113,684         103,171          71,928         62,168

(1) In fiscal 2002, the Company adopted FAS 142 and has discontinued amortization of goodwill. (See Note 9)

(2) Reflects net cumulative effect in the change in accounting for layaway sales. (See Note 2)

(3) Average net sales per store represents the total net sales for stores open for a full fiscal year divided by the total number of such stores.

(4) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total square feet of such stores.

(5) Comparable store sales are defined as net sales of stores which are operating for the month in the current reporting period as well as open for the same month during the prior year reporting period. Fiscal year 1998 includes sales from the acquired Jewel Box stores from October 1998 through January 1999. Fiscal year 1999 includes sales from these acquired Jewel Box stores from February through July 1999 and from October through January 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements, including the notes thereto.

BACKGROUND The Company is a leading national specialty retailer of fine jewelry operating 370 stores in 38 states as of January 31, 2003. The Company experienced rapid growth over a number of years with net sales increasing to $341.0 million in fiscal 2002 compared with $91.1 million in fiscal 1993 and the number of Company stores growing to 370 from 122 during that same period. However, a lackluster economy, lower consumer confidence and an unstable geopolitical environment leading up to and during fiscal 2002 resulted in lower comparable store sales than in the prior fiscal year. The Company continued a course of action during 2002 to reduce supply chain costs and improve its expense structure. This course of action included a series of targeted initiatives. While the Company continued to implement processes to improve control over price discounting in stores, promotional pricing initiatives and reduced leverage of certain buying and occupancy costs, gross profit decreased by 140 basis points in 2002. The Company's continued focus on expense controls resulted in over $2.1 million of selling general and administrative expense savings. The Company also used the strength of its balance sheet to make opportunistic inventory purchases. Also during 2002, the Company repurchased $6.5 million of common stock under a newly instituted $25 million stock repurchase program.

         The Company's business is highly seasonal, with a significant portion of its sales transacted and substantially all of its income generated during the fourth fiscal quarter ending January 31, 2003. Historically, income generated in the fourth fiscal quarter ending each January 31 represents all or a majority of the income generated during the fiscal year. The Company has historically experienced lower net sales in each of its first three fiscal quarters and expects this trend to continue. The Company's quarterly and annual results of operations may fluctuate significantly as a result of factors including, among others, increases or decreases in comparable store sales, the timing of new store openings, net sales contributed by new stores, timing of certain holidays and Company initiated special events, changes in the Company's merchandise, marketing, or credit programs, general economic, industry, weather conditions and calamitous national events that affect consumer spending, as well as pricing, merchandising, marketing, credit and other programs of competitors.

         The Company offers a layaway program that enables its customers to hold an item at its stores and pay for it over a one-year period without interest charges. The Company retains possession of merchandise placed in layaway until the customer has made all required payments. On December 3, 1999, the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Among other things, SAB 101 requires the deferral of revenue from layaway sales until merchandise is delivered to the customer. Accordingly, the Company implemented a change in accounting in the first quarter of fiscal year 2000. The Company recorded a charge of approximately $5.0 million ($3.1 million net of tax) on February 1, 2000, which represented the cumulative effect of this accounting change.

RESULTS OF OPERATIONS The following table sets forth for the periods indicated certain information derived from the statements of operations of the Company expressed as a percentage of net sales for such periods.

Percentage of Net sales                                          Fiscal 2002       Fiscal 2001      Fiscal 2000
----------------------------------------------------------------------------------------------------------------
Net sales                                                            100.0%              100%         100.0%
Cost of sales (including buying and occupancy expenses)               62.4              61.0           61.1
----------------------------------------------------------------------------------------------------------------
   Gross profit                                                       37.6              39.0           38.9
Selling, general and administrative expenses                          31.6              32.4           32.6
----------------------------------------------------------------------------------------------------------------
   Income from operations                                              6.0               6.6            6.3
Interest expense                                                       1.3               2.0            1.6
----------------------------------------------------------------------------------------------------------------
   Income before income taxes                                          4.7               4.6            4.7
Income tax expense                                                     1.8               1.6            1.7
----------------------------------------------------------------------------------------------------------------
   Income before cumulative effect of accounting change                2.9               3.0            3.0
Cumulative effect of accounting change, net                             --                --           (0.9)
----------------------------------------------------------------------------------------------------------------
   Net income                                                          2.9%              3.0%           2.1%
----------------------------------------------------------------------------------------------------------------

FISCAL 2002 COMPARED TO FISCAL 2001 Net sales increased $2.1 million, or 0.6%, to $341.0 million in fiscal 2002 from $338.9 million in fiscal 2001. Comparable store sales decreased $6.4 million, or 1.9%, in fiscal 2002. Additionally, sales were lower by $5.8 million due to store closings and stores closed for remodeling for limited periods. These decreases were offset by sales from new store openings of $12.5 million and a reduction in the reserve for sales returns and allowances of $1.6 million. The total number of merchandise units sold slightly increased compared to fiscal 2001, while the average price per merchandise item sold decreased by approximately 0.7% to $302 in fiscal 2002 from $304 in fiscal 2001, reflecting a continued reduction in consumer demand for higher priced items. Comparable store sales decreased in fiscal 2002 primarily due to the recession and lower consumer confidence. The reduction in the reserve for sales returns and allowances reflects the historical trends in returns which are governed by the Company's return policies and management's initiatives to ensure compliance with those policies. Credit sales increased to 40.6% in fiscal 2002 from 40.1% in fiscal 2001. Higher third party credit sales resulted from more aggressive promotional credit activities which were partially offset by lower third party finance contract sales. The Company opened 17 new stores and closed eleven stores during fiscal 2002, increasing the number of stores operated to 370 as of January 31, 2003 from 364 as of January 31, 2002.

         Gross profit decreased $4.2 million, or 3.2%, to $128.1 million in fiscal 2002, from $132.3 in fiscal 2001. As a percentage of net sales, gross profit decreased to 37.6% in fiscal 2002 from 39.0% in fiscal 2001. During fiscal 2002, gross merchandise margin declined by approximately 100 basis points compared to fiscal 2001. This decline resulted from, among other things, an increase in promotional pricing activity and an increase in the mix of sales of lower margin diamond merchandise. Store occupancy and buying expenses which increased at a higher rate than the increase in sales, also contributed to the reduction in gross profit percentage. These declines in gross profit were somewhat offset by better experience associated with sales returns and allowances.

         On August 22, 2002, the Company purchased 66,500 troy ounces of gold at an average gold price of $307.56 per ounce for a total of $20.5 million. The Company delivered the gold to its banks and extinguished all existing Company gold consignment obligations to the banks under the Credit Agreement. The purchase had the effect of increasing the weighted average cost of gold available for retail sale by the Company, resulting in a higher weighted average cost of sales in future periods. The Company then estimated that future costs of sales would be approximately $1.5 million greater based on the effect of the transaction on the weighted average cost of gold product in its inventory. Approximately $725,000 of this increase in cost of sales is reflected in the year ended January 31, 2003. This purchase increased the Company's inventory by $20.5 million and was funded by revolver loan borrowings.

         The Company's continued efforts to improve its expense structure resulted in a decrease in selling, general and administrative expenses of $2.2 million, or 2.0%, to $107.8 million in fiscal 2002 from $110.0 million in fiscal 2001, while opening 17 new stores. As a percentage of net sales, selling, general and administrative expenses decreased to 31.6% in fiscal 2002 from 32.4% in fiscal 2001. The dollar decrease was related to lower personnel expense ($2.0 million), lower other expenses ($1.5 million) and lower advertising costs ($0.5 million), somewhat offset by higher credit expense ($2.3 million). Selling, general and administrative expense attributable to 17 stores opened in fiscal 2002 and 27 stores opened in fiscal 2001 were absorbed in developing the overall reduction in selling, general and administrative expense and were partially offset by greater reductions achieved in existing stores. Payroll costs decreased in fiscal 2002 as compared to fiscal 2001 as a result of continued efforts to reduce store payroll hours and control labor rates. The decrease in other expenses resulted from, among other things, centralized control of the consumption of certain supplies and services along with reductions in negotiated rates for these terms, somewhat offset by an additional litigation accrual. Advertising costs decreased in fiscal 2002, as compared to fiscal 2001, due to the Company's efforts to reduce production costs through a competitive bidding process and increased vendor funding of promotional initiatives.

         The increase in credit expense relates to, among other things, a significant increase in the use of one year no interest promotions, higher credit sales volume, and higher bad debt expense. The increase in bad debt expense versus fiscal 2001 relates to reductions taken in the accounts receivable reserve in fiscal 2001, which are established to address exposures to chargebacks on credit receivables that have already been collected. These reserves were reduced in fiscal 2001 as a result of improved credit practices, reductions in the use of third party finance contract sales and management's belief that the Company's exposure was diminished. The reserve calculation assumptions remained unchanged in fiscal 2002.

         As a result of the factors discussed above, income from operations decreased to $20.3 million in fiscal 2002 from $22.4 million in fiscal 2001. As a percentage of net sales, income from operations decreased to 6.0% in fiscal 2002 from 6.6% in fiscal 2001.

         Interest expense decreased $2.6 million, or 37.1%, to $4.3 million in fiscal 2002 from $6.9 million in 2001. The decrease in interest expense resulted from lower average outstanding borrowings and lower average interest rates.

         Income tax effective rate increased in fiscal 2002 to 38.1% from 34.8% in fiscal 2001. The Company expects to utilize certain income tax net operating losses over the next fifteen to twenty years.

FISCAL 2001 COMPARED TO FISCAL 2000 Net sales decreased $16.2 million, or 4.6%, to $338.9 million in fiscal 2001 from $355.1 million in fiscal 2000. Comparable store sales decreased $36.4 million, or 10.7%, in fiscal 2001. Additionally, sales were lower by $9.4 million due to store closings and stores closed for remodeling for limited periods. These decreases were partially offset by sales from new store openings of $29.7 million. The total number of merchandise units sold remained flat compared to fiscal 2000, while the average price per merchandise item sold decreased by approximately 4.7% to $304 in fiscal 2001 from $319 in fiscal 2000 reflecting a reduction in consumer demand for higher priced items. Comparable store sales decreased in fiscal 2001 primarily due to the recession, lower consumer confidence and the elimination during fiscal 2001 of certain promotional practices related to break-up sales and trade-ins (which the Company believes negatively impacted comparable store sales by 5%). Also, the use of third party credit decreased to 40.1% of sales in fiscal 2001 from 41.4% of sales in fiscal 2000. The decrease in credit sales resulted from lower third party finance contract sales. The Company opened 27 new stores and closed eleven stores during fiscal 2001, increasing the number of stores operated to 364 as of January 31, 2002 from 348 as of January 31, 2001.

         Gross profit decreased $5.6 million, or 4.0%, to $132.3 million in fiscal 2001, from $137.9 million in fiscal 2000. As a percentage of net sales, gross profit increased to 39.0% in fiscal 2001 from 38.9% in fiscal 2000. During fiscal 2001, gross merchandise margin improved by over 200 basis points compared to fiscal 2000. This improvement resulted from, among other things, the impact of eliminating two promotional practices, outside trade-ins and certain breakup sales, an improvement in diamond jewelry gross margins, repair margins and the higher penetration of warranty sales. This increase was offset by a shift in demand away from slightly higher margin categories of gold, precious and semi-precious merchandise to the diamond category which carries a somewhat lower gross margin. The improvement in merchandise gross margin was offset by higher occupancy, depreciation and buying expenses which grew more than the sales contributed by the operation of an additional sixteen stores in fiscal 2001. In addition, an impairment write-off of leasehold improvements and other fixed assets totaling $0.8 million for seven store closings was taken in the third quarter.

         Management initiatives reduced selling, general and administrative expenses by $5.6 million, or 4.9%, to $110.0 million in fiscal 2001 from $115.6 million in fiscal 2000 while opening 27 new stores. As a percentage of net sales, selling, general and administrative expenses decreased to 32.4% in fiscal 2001 from 32.6% in fiscal 2000. The dollar decrease related to lower other expense ($3.8 million) and lower credit expense ($3.4 million), somewhat offset by higher payroll costs ($1.3 million) and higher advertising costs ($0.3 million). Selling, general and administrative expenses attributable to the 27 stores opened in fiscal 2001 and the 66 stores opened in fiscal 2000 were absorbed in developing the overall reduction in selling, general and administrative expenses and partially offset greater reductions achieved in existing stores. Advertising expenses increased in fiscal 2001, as compared to fiscal 2000, due to an expansion of the Company's marketing and promotion programs. Payroll costs increased in fiscal 2001, as compared to fiscal 2000, due to, among other things, the increased number of stores, but were offset by expense reductions to reduce store payroll hours and control labor rates. The reduction in credit expense relates to a significant reduction in the use of one year no interest promotions. Also, lower sales volumes and reduced credit sales along with reductions in accounts receivable reserves ($1.0 million), which are established to address exposures to chargebacks on credit receivables that have already been collected. These reserves were reduced as a result of improved credit practices, reductions in the use of third party finance contract sales and management's belief that the Company's exposure was diminished. The decrease in other expenses resulted from the increased oversight and consolidation of service and supply purchases.

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

LIQUIDITY AND CAPITAL RESOURCES The Company's cash requirements consist principally of funding inventory for existing stores, capital expenditures and working capital (primarily inventory) associated with the Company's new stores. The Company's primary sources of liquidity have historically been cash flow from operations and bank borrowings under the Company's Credit Agreement, which was amended effective January 31, 2003 as discussed in Note (11) of the January 31, 2003 financial statements.

FISCAL 2002 The Company's cash flow used in operating activities was $20.1 million in fiscal 2002 compared to cash flow provided by operating activities of $45.2 million in fiscal 2001. Decreases in accounts payable ($31.4 million) in order to gain cash discounts and increases in merchandise inventories ($3.5 million) as compared to a prior year decrease in inventory ($7.1 million) and increase in accounts payable ($12.3 million) were the significant changes in fiscal 2002. Cash used in investing activities included the funding of capital expenditures of $8.6 million, related primarily to the opening of 17 new stores in fiscal 2002 compared to $12.7 used for capital expenditures in 2001.

         Cash generated by financing activities included revolver borrowings ($59.2 million) and proceeds from the exercise of options ($1.6 million). The Company utilized cash for financing activities in fiscal 2002 primarily to (i) purchase gold to settle the gold consignment facility ($20.5 million), (ii) make scheduled principal payments on the term loan ($5.3 million) and (iii) repurchase of 605,600 shares of common stock under the Stock Repurchase Program announced July 23, 2002 ($6.5 million). Stockholders equity increased from $113.7 million at January 31, 2002 to $118.7 million at January 31, 2003.

FISCAL 2001 The Company's cash flow provided by operating activities increased to $45.2 million in fiscal 2001 compared to cash flow used in operating activities of $6.2 million in fiscal 2000. Increases in accounts payable ($12.3 million) and decreases in merchandise inventories ($7.1 million) as compared to a prior year increase ($27.8 million) were the primary changes in fiscal 2001. The decrease in inventory was achieved while the Company operated an additional 16 stores resulting in a decrease of over 6% in average store inventory. Since the majority of the inventory reduction took place in central inventory, store assortments continued to be very strong. Additional focus was given to the timing and flow of merchandise purchases which contributed to the increase in accounts payable. Cash used in investing activities included the funding of capital expenditures of $12.7 million, related primarily to the opening of 27 new stores in fiscal 2001.

         Cash generated by financing activities included proceeds received from gold transferred and consigned under the gold consignment facility ($3.1 million) and proceeds from the exercise of options ($0.4 million). The Company utilized cash for financing activities in fiscal 2001 primarily to (i) decrease revolver borrowings under the credit facility ($12.0 million), (ii) decrease outstanding checks ($13.6 million), (iii) make scheduled principal payment on the term loan ($4.3 million) and (iv) purchase gold under the gold consignment facility ($6.1 million). Stockholders equity increased from $103.2 million at January 31, 2001 to $113.7 million at January 31, 2002.

OTHER LIQUIDITY AND CAPITAL RESOURCES ELEMENTS During fiscal 2002, the Company amended its $166.5 million credit facility. The Company has a $150.0 million revolving credit facility and a $4.5 million term loan facility (originally $16.5 million, less principal repayments) through June 30, 2004. A gold consignment facility of up to $40.0 million is available under the revolving credit facility. Interest rates and commitment fees charged on the unused facility float based on the Company's quarterly performance. Since these interest rates are determined by reference to Eurodollar or prime rates, changes in market interests rates can materially affect the Company's interest expense. Borrowings under the revolver are limited to a borrowing base determined based on the levels of the Company's inventory and accounts receivable. Availability under the revolver is based on amounts outstanding thereunder, including the value of consigned gold which fluctuates based on current gold prices. The Company periodically determines the value of the unused facility based upon a formula the result of which varies with fluctuations in inventory levels, aggregate borrowings and performance versus certain financial covenant ratios. As of January 31, 2003, the most restrictive financial covenant was total funded debt to earnings before interest, taxes, depreciation and amortization as defined in the agreement. This financial covenant was set at a ratio of 2.95 to 1.00, as amended. The peak outstanding borrowing under the Company's revolver during fiscal 2002 and 2001 was $111.9 million and $90.4 million, respectively. The unused facility was $28.9 million as of January 31, 2003.

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

         On August 22, 2002, the Company purchased 66,500 troy ounces of gold at an average gold price of $307.56 per ounce for a total of $20.5 million. The Company delivered the gold to its banks and extinguished all existing Company gold consignment obligations to the banks under the Credit Agreement (See Note
11). The purchase had the effect of increasing the weighted average cost of gold available for retail sale by the Company and will result in a higher weighted average cost of sales in future periods. The Company estimated subsequent cost of sales as a result of this transaction to be approximately $1.5 million greater based on the effect of the transaction on the weighted average cost of gold product in its inventory prior to this purchase. Approximately $725,000 of this increase in cost of sales is reflected in the year ended January 31, 2003. This purchase increased the Company's inventory by $20.5 million and was funded by revolver loan borrowings. The total amount available to borrow under the Company's Credit Agreement was unchanged.

         A substantial portion of the merchandise sold by the Company is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing the Company's direct capital investment in inventory. The peak consigned inventories from merchandise vendors were $85.7 million and $87.0 million during fiscal 2002 and 2001, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, the financial condition of the Company, the vendors' understanding that the Company bears risk of loss but does not possess title, and a number of economic or competitive conditions in the jewelry business or the general economy. Any change in these relationships could have a material adverse effect on the Company's results of operations or financial condition.

         On March 6, 2000, the Company completed the sale to the public of 2,325,000 shares of its common stock at an offering price of $19.5625 per share. The Company received net proceeds of approximately $42.5 million, which it used to reduce bank debt, to accelerate new store openings and for working capital and general corporate purposes.

         On July 14, 2000, the Company announced that its Board of Directors had authorized the repurchase of up to $15.0 million of its common stock. The repurchase program authorized the Company to purchase shares over an 18-month period in the open market or through privately negotiated transactions. On August 23, 2000, the Company announced that its Board of Directors had authorized a $5.0 million increase in the stock repurchase program (increasing the total authorized to $20 million). As of January 31, 2002, the Company had repurchased 2,317,500 shares at a total cost of approximately $19.0 million under this program. This program has been terminated.

         On July 23, 2002, the Company announced that the Board of Directors had established a new stock repurchase program covering up to $25.0 million of its common stock. As of January 31, 2003, the Company had repurchased a total of 605,600 shares at a total cost of $6.5 million under this program.

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

         The information below summarizes the Company's interest rate risk associated with debt obligations outstanding as of January 31, 2003. The table presents principal cash flows and related interest rates by fiscal year of maturity or repricing date.

                                               Expected Fiscal Year of Maturity/Repricing
-----------------------------------------------------------------------------------------------------
(in thousands)                                  2003            2004       2005       Total
-----------------------------------------------------------------------------------------------------
Variable rate (a)                            $  98,990            --         --     $   98,990
Average interest rate                              4.3%           --         --            4.3%
Fixed rate                                          --        $  640         --     $      640
Average interest rate                               --         12.15%        --          12.15%
-----------------------------------------------------------------------------------------------------

(a) Includes $4.5 million of term debt with scheduled principal payments due between April 2003 and September 2003. All term loans are variable rate, which reprice within 2003. Interest rates charged on the facility float based on the Company's quarterly financial performance.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" (the effective date of which was amended in September 1999 by SFAS No. 137). This Statement was further amended in June 2000 by SFAS No. 138. SFAS No. 133 and the amendments found in SFAS No. 138 require that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

Effective February 1, 2001, the Company adopted SFAS133, as amended, with no impact on its financial statements.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES The following summarizes the Company's contractual obligations at January 31, 2003:

                                                             Due Fiscal      Due Fiscal          Due
(in thousands)                                Total             2003         2004-2006        Thereafter
-----------------------------------------------------------------------------------------------------------
Revolver                                  $  94,490          $  94,490     $      --          $      --
Accrued interest                                268                268            --                 --
Long-term debt                                4,500              4,500            --                 --
Subordinated debt                               640                 --           640                 --
Operating leases                            195,190             28,945        80,015             86,230
------------------------------------------------------------------------------------------------------------
Total contractual obligations             $ 295,088          $ 128,203     $  80,655          $  86,230
------------------------------------------------------------------------------------------------------------

         On July 25, 2002, the Company was named a defendant in a wage hour class action suit filed in California by three former store managers. The case is based principally upon the allegation that store managers employed by the Company in California should have been classified as non-exempt for overtime purposes. The plaintiffs seek recovery of allegedly unpaid overtime wages for the four-year period preceding the filing date, along with certain penalties, interest and attorneys fees. The purported class includes all current and former store managers employed by the Company in California for the four-year period preceding the filing of the complaint. The Company denied liability and asserted that its managers were properly classified. The parties have reached a preliminary agreement to settle the matter resulting in a pre-tax charge of $1,000,000, inclusive of the plaintiffs' attorneys' fees, interest, penalties, administrative costs and other Company costs. This settlement covers the period from July 25, 1998 through the date of settlement approval. Completion of the settlement is subject to, among other things, the successful negotiation and execution of a written settlement agreement, opt out and other potential contingencies in the settlement agreement, court approval and administration of the claims process. The parties are in the process of negotiating the specific settlement terms.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES The Company's critical accounting policies and estimates, including the assumptions and judgments underlying them, are disclosed in the Notes to the Financial Statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition, inventory valuation, depreciation methods and asset impairment recognition. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, the Company believes the estimates and judgments associated with the reported amounts are appropriate in the circumstances. Management has discussed the development and selection of these critical accounting estimates with the audit committee of our Board of Directors.

ACCOUNTS RECEIVABLE Accounts receivable consists primarily of customer credit card charges and other non-recourse third party credit arrangements for merchandise delivered to the customer for which the Company has not yet received payment under the terms of the arrangements. Allowance for doubtful accounts represents reserves established to address exposures to chargebacks on credit receivables that have already been collected. The Company accrues an estimate of expected chargebacks based on the Company's historical chargeback experience.

MERCHANDISE INVENTORIES Merchandise inventories are stated principally at the lower of weighted average cost or market. Cost is reduced to reflect certain allowances and discounts received from vendors. Periodic payments from vendors in the form of buydowns, volume or other purchase discounts that are evidenced by signed agreements are reflected in the carrying value of the inventory when earned and as a component of cost of sales, buying and occupancy as the merchandise is sold. To the extent the Company's agreements with vendors specify co-op advertising, the Company has historically classified such credits as a reduction to advertising expense in selling, general and administrative expenses. Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), which was effective for all arrangements entered into after December 31, 2002, requires vendor allowances to be classified as a reduction to cost of sales unless evidence exists supporting an alternative classification.

         The Company also obtains merchandise from vendors under various consignment agreements. The consigned inventory and related contingent obligations associated with holding and safekeeping such consigned inventory are not reflected in the Company's financial statements. At the time of sale of consigned merchandise to customers, the Company records the purchase liability and the related consignor cost of such merchandise in cost of sales.

REVENUE RECOGNITION The Company recognizes revenue from sales of merchandise when earned, as required by SAB 101. Revenue is recognized when delivery has occurred and title and risk of loss have transferred to the customer. The Company accrues an estimate of expected returns based on the Company's historical returns experience which is governed by the Company's merchandise returns policy for expected returns which have not been presented. The Company charges the customer to cover the costs of administration for inactive layaways.

ACCOUNTING FOR STOCK BASED COMPENSATION The Company follows APB No. 25 "Accounting for Stock Issued to Employees" and the related interpretations in accounting for its stock option plans. Since the stock option plans meet certain criteria of APB No. 25, the Company does not recognize any compensation cost in the income statement. SFAS No. 123, "Accounting for Stock-Based Compensation" issued subsequent to APB No. 25, defines a "fair value based method" of accounting for employee stock options but allows companies to continue to measure compensation cost for employee stock options using the "intrinsic value based method" prescribed in APB No. 25.

         The Company believes that applying the intrinsic value based method of accounting for stock options prescribed by APB No. 25 is a critical accounting policy because application of SFAS No. 123 would require the Company to estimate the fair value of employee stock options at the date of the grant and record an expense in the income statement over the vesting period for the fair value calculated, thus reducing net income and earnings per share. Our accounting policy to follow APB No. 25 in accounting for our stock options plans is a critical accounting policy.

         The Company has no immediate plans at this time to voluntarily change its accounting policy to the fair value based method; however, the Company continues to evaluate this alternative. In accordance with SFAS No. 123, the Company has been disclosing in the Notes to the Financial Statements the impact on net income and earnings per share as if the fair value based method was adopted.

ACCOUNTING OF BUSINESS COMBINATIONS AND GOODWILL AND OTHER TANGIBLES In accordance with the Financial Accounting Standard Board Statement No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," the Company evaluates goodwill for impairment on an annual basis or whenever indicators of impairment exist. SFAS 142 requires that if the carrying value of a reporting unit for which the goodwill relates to exceeds its fair value, an impairment loss is recognized to the extent that the carrying value of the reporting unit goodwill exceeds the "implied fair value" of reporting unit goodwill. As discussed in the notes to the financial statements, the Company evaluated goodwill using discounted cash flow and a market multiple approach for impairment and concluded that no impairment currently exists.

         The Company believes that the accounting estimate related to determining fair value is a critical accounting estimate because: (1) it is highly susceptible to change from period to period because it requires Company management to make assumptions about the future cash flows over several years in the future and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet as well as our results of operations could be material. Management's assumptions about future cash flows requires significant judgment and actual cash flows in the future may differ significantly from those forecasted today.

NEW ACCOUNTING PRONOUNCEMENTS

ACCOUNTING FOR THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS In August 2001, the Financial Accounting Standards Board issued Statement No. 144 ("SFAS 144"), "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS 144 establishes accounting requirements for impaired long-lived assets to be held and used, long-lived assets to be disposed of other than by sale and long-lived assets to be disposed of by sale. The Company adopted SFAS 144 effective February 1, 2002, which had no impact on its financial statements.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES In June 2002, the Financial Accounting Standards Board issued Statement No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that costs associated with disposal or exit activities after December 31, 2002 be recorded at fair value in the period the liability is incurred. The Company adopted SFAS 146 effective January 1, 2003, which had no impact on its financial statements.

ACCOUNTING FOR STOCK BASED COMPENSATION The Financial Accounting Standards Board issued Statement No. 148 ("SFAS No. 148"), "Accounting for Stock-Based Compensation-Transition and Disclosure", during fiscal 2002. This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure requirements of this statement as of January 31, 2003.

ACCOUNTING FOR GUARANTEES The Financial Standards Accounting Board issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is, or was serving, at its request in such capacity. The maximum potential amount of future payments the Company could be required to make pursuant to these indemnification obligations is unlimited; however, the Company has a directors and officer liability insurance policy that, under certain circumstances, enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification obligations is minimal. The Company has no liabilities recorded for these obligations as of January 31, 2003.

TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES The Company provides certain office services to Double P Corporation, PDP Limited Liability Company and CBN Limited Liability Company or other companies, from time to time, which own and operate primarily mall-based snack food stores, and in which Messrs. Hugh Patinkin, John Desjardins and Matthew Patinkin own a 52% equity interest. A substantial portion of the remaining equity interest is owned by the adult children and other family members of Norman Patinkin. For these services, Double P Corporation pays the Company $700 per month. Matthew Patinkin has served as a director of Double P Corporation and one of Norman Patinkin's adult children is a director and chief executive officer of Double P Corporation. Messrs. Hugh Patinkin, John Desjardins and Matthew Patinkin spend a limited amount of time providing services to Double P Corporation, PDP Limited Liability Company and CBN Limited Liability Company. In the case of Hugh Patinkin and John Desjardins, these services are performed solely in their capacities as shareholders of Double P Corporation. In the case of Matthew Patinkin, these services are performed in his capacity as a shareholder of Double P Corporation and were previously performed in his capacities as a director and a shareholder of Double P Corporation. Messrs. Hugh Patinkin and John Desjardins receive no remuneration for these services. Matthew Patinkin receives no remuneration for these services other than the fee he previously received for his services as a director of Double P Corporation. In several cases the Company and Double P Corporation have reached joint agreements to divide and separately lease contiguous mall space. The Company and Double P Corporation concurrently negotiated separately with the landlord to reach such a joint agreement. Since the Company's initial public offering, its policy has required that the terms of any such leases must be approved by a majority of the Company's outside directors.

INFLATION The Company believes that inflation generally has not had a material effect on the results of its operations. There is no assurance, however, that inflation will not materially affect the Company in the future.

FORWARD-LOOKING STATEMENTS This report contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the current beliefs of management of the Company as well as assumptions made by and information currently available to management including statements related to the markets for our products, general trends and trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to the Company or our management, may identify forward-looking statements. Such statements reflect our judgment as of the date of this report with respect to future events, the outcome of which is subject to certain risks, including the factors described below, which may have a significant impact on our business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. Whitehall Jewellers undertakes no obligation to update forward-looking statements. The following factors, among others, may impact forward-looking statements contained in this report: (1) a change in economic conditions or the financial markets which negatively impacts the retail sales environment and reduces discretionary spending on goods such as jewelry; (2) our ability to execute our business strategy and the related effects on comparable store sales and other results; (3) the extent and results of our store expansion strategy and associated occupancy costs, and access to funds for new store openings; (4) the high degree of fourth quarter seasonality of our business; (5) the extent and success of our marketing and promotional programs; (6) personnel costs and the extent to which we are able to retain and attract key personnel; (7) the effects of competition; (8) the availability and cost of consumer credit; (9) relationships with suppliers; (10) our ability to maintain adequate information systems capacity and infrastructure; (11) our leverage and cost of funds and changes in interest rates that may increase such costs; (12) our ability to maintain adequate loss prevention measures; (13) fluctuations in raw material prices, including diamond, gem and gold prices; (14) the extent and results of our E-commerce strategies and those of others; (15) regulation affecting the industry generally, including regulation of marketing practices; (16) the successful integration of acquired locations and assets into our existing operations; and (17) the risk factors identified from time to time in our filings with the Securities and Exchange Commission.

Whitehall Jewellers, Inc.
Statements of Operations
For the Years Ended January 31, 2003, 2002 and 2001

(in thousands, except per share data)                                         2003              2002              2001

-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $ 341,037         $ 338,911         $ 355,065
Cost of sales (including buying
   and occupancy expenses)                                                   212,910           206,574           217,164
-----------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                            128,127           132,337           137,901
Selling, general and administrative expenses                                 107,790           109,975           115,600
-----------------------------------------------------------------------------------------------------------------------------
     Income from operations                                                   20,337            22,362            22,301
Interest expense                                                               4,341             6,902             5,757
-----------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                               15,996            15,460            16,544
Income tax expense                                                             6,089             5,380             6,170
-----------------------------------------------------------------------------------------------------------------------------
     Income before cumulative effect of change in accounting, net              9,907            10,080            10,374
Cumulative effect of change in accounting, net                                   --                --             (3,068)
-----------------------------------------------------------------------------------------------------------------------------
     Net income                                                            $   9,907         $  10,080         $   7,306
-----------------------------------------------------------------------------------------------------------------------------

Basic earnings per share:
     Income before cumulative effect of change in accounting, net          $    0.68         $    0.69         $    0.66
     Cumulative effect of change in accounting, net                              --                --              (0.19)
-----------------------------------------------------------------------------------------------------------------------------
     Net income                                                            $    0.68         $    0.69         $    0.47

-----------------------------------------------------------------------------------------------------------------------------
     Weighted average common shares                                           14,545            14,584            15,617

-----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
     Income before cumulative effect of change in accounting, net          $    0.66         $    0.69         $    0.65
     Cumulative effect of change in accounting, net                              --                --              (0.19)
-----------------------------------------------------------------------------------------------------------------------------
     Net income                                                            $    0.66         $    0.69         $    0.46
-----------------------------------------------------------------------------------------------------------------------------

     Weighted average common shares
     and common share equivalents                                             15,038            14,685            15,964

-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Whitehall Jewellers, Inc.
Balance Sheets
As of January 31, 2003 and January 31, 2002


(in thousands, except per share amounts)                                                   2003                2002

-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash                                                                                $   2,048            $   2,741
   Accounts receivable, net                                                                1,621                1,189
   Merchandise inventories                                                               197,859              173,931
   Other current assets                                                                    1,239                  973
   Deferred income taxes, net                                                              2,172                2,704
   Deferred financing costs                                                                  510                  511

-----------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                205,449              182,049
Property and equipment, net                                                               61,634               63,914
Goodwill, net                                                                              5,662                5,662
Deferred financing costs                                                                     213                  723
-----------------------------------------------------------------------------------------------------------------------------
     Total assets                                                                      $ 272,958            $ 252,348

-----------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Revolver loans                                                                      $  94,490            $  35,277
   Current portion of long-term debt                                                       4,500                5,250
   Customer deposits                                                                       3,454                3,963
   Accounts payable                                                                       24,726               56,695
   Income taxes                                                                            3,261                3,226
   Accrued payroll                                                                         3,282                6,270
   Other accrued expenses                                                                 13,207               18,171

-----------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                           146,920              128,852

Long-term debt                                                                               640                5,140
Deferred income taxes, net                                                                 3,607                2,012
Other long-term liabilities                                                                3,138                2,660

-----------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                   154,305              138,664
Commitments and contingencies
Stockholders' equity:
     Common Stock, ($.001 par value; 30,000,000 shares authorized;
     18,020,968 shares and 17,809,830 shares issued, respectively)                            18                   17
     Class B Common Stock, ($1.00 par value; 29,567 shares authorized;
     142 shares and 142 shares issued and outstanding, respectively)                          --                   --
     Additional paid-in capital                                                          105,795              103,767
     Retained earnings                                                                    48,777               38,870

-----------------------------------------------------------------------------------------------------------------------------
                                                                                         154,590              142,654
   Treasury stock, 3,822,637 and 3,200,209 shares, respectively at cost                  (35,937)             (28,970)
-----------------------------------------------------------------------------------------------------------------------------

     Total stockholders' equity, net                                                     118,653              113,684

-----------------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                        $ 272,958            $ 252,348

-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Whitehall Jewellers, Inc.
Statements of Stockholders' Equity
For the Years Ended January 31, 2003, 2002 and 2001


                                                                Class B        Additional
                                                 Common          Common           Paid-in          Retained         Treasury
(in thousands)                                    Stock           Stock           Capital          Earnings            Stock
-----------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 2000                    $     15          $   --          $ 60,426          $ 21,484          $ (9,997)
Net income                                           --              --                --             7,306                --
Exercise of options                                  --              --               380                --                --
Equity offering                                       2              --            42,535                --                --
Treasury stock repurchase                            --              --                --                --           (18,980)
-----------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 2001                          17              --           103,341            28,790           (28,977)
Net income                                           --              --                --            10,080                --
Exercise of options                                  --              --               426                --                --
Stock issued under
   Employee Stock Purchase Plan                      --              --                --                --                 7

-----------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 2002                          17              --           103,767            38,870           (28,970)
Net income                                           --              --                --             9,907                --
Exercise of options                                   1              --             2,028                --              (459)
Treasury stock repurchase                            --              --                --                --            (6,548)
Stock issued under
   Employee Stock Purchase Plan                      --              --                --                --                40

-----------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 2003                    $     18          $   --          $105,795          $ 48,777          $(35,937)

-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Whitehall Jewellers, Inc.
Statements of Cash Flows
For the Years Ended January 31, 2003, 2002 and 2001

(in thousands)                                                                      2003             2002             2001

-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                               $     9,907      $    10,080      $     7,306
     Adjustments to reconcile net income to net
       cash (used in) provided by operating activities:
     Cumulative effect of accounting change, net                                       --               --            3,068
     Depreciation and amortization                                                 11,216           10,715            9,198
     Store closing impairment charge                                                   --              822            1,118
     Loss on disposition of assets                                                    146               74               75
     Changes in assets and liabilities:
     (Increase) decrease in accounts receivable, net                                 (432)             217            1,753
     Increase (decrease) in merchandise inventories, net of gold consignment       (3,475)           7,133          (27,774)
     (Increase) decrease in other current assets                                     (266)            (285)             421
     Increase (decrease) in deferred taxes, net                                     2,126            2,652             (645)
     (Decrease) increase in accounts payable                                      (31,341)          12,277              273
     (Decrease) increase customer deposits                                           (509)            (251)             260
     Increase (decrease) in income taxes                                               35              286           (2,455)
     (Decrease) increase in accrued liabilities and long-term liabilities          (7,473)           1,473            1,154

-----------------------------------------------------------------------------------------------------------------------------
       Net cash (used in) provided by operating activities                        (20,066)          45,193           (6,248)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Capital expenditures                                                          (8,571)         (12,695)         (22,688)

-----------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                       (8,571)         (12,695)         (22,688)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows financing activities:
     Borrowing on revolver loan                                                 1,065,170        1,043,464          444,147
     Repayment of revolver loan                                                (1,005,957)      (1,055,407)        (438,044)
     Repayment of term loan                                                        (5,250)          (4,250)          (3,250)
     Purchase of gold to settle the gold consignment                              (20,453)          (6,118)              --
     Proceeds from gold consignment                                                    --            3,107            2,016
     Proceeds from equity offering                                                     --               --           42,537
     Financing costs                                                                   --             (348)            (441)
     Proceeds from exercise of stock options                                        1,570              426              380
     Proceeds from stock issued under the
       Employee Stock Purchase Plan                                                    40                7               --
     Purchase of treasury stock                                                    (6,548)              --          (18,980)
     (Decrease) increase in outstanding checks, net                                  (628)         (13,564)           1,071

-----------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities                         27,944          (32,683)          29,436

-----------------------------------------------------------------------------------------------------------------------------
       Net change in cash and cash equivalents                                       (693)            (185)             500
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                                    2,741            2,926            2,426

-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                    $     2,048      $     2,741      $     2,926

-----------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
     Interest paid during year                                                $     2,515      $     6,372      $     5,383
     Income taxes paid during year                                            $     3,809      $     2,274      $     9,319
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

(1) Description of Operations

The financial statements of Whitehall Jewellers, Inc. (the "Company") include the results of the Company's chain of specialty retail fine jewelry stores. The Company operates exclusively in one business segment, specialty retail jewelry. The Company has a national presence with 370 and 364 stores located in 38 states operating in regional or super-regional shopping malls as of January 31, 2003 and January 31, 2002, respectively. The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

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

(3) Equity Offering

In March 2000, the Company completed an offering of common stock. The Company issued 2,325,500 shares of common stock, and received proceeds of $42.5 million net of underwriting discounts and offering costs. The Company used the proceeds to reduce the Company's indebtedness and for working capital and other general corporate purposes.

(4) Common Stock Repurchase Program

On July 14, 2000, the Board of Directors authorized the Company to repurchase up to $15.0 million of its common stock. On August 23, 2000, the Company announced that its Board of Directors had increased the authorization to purchase shares under the stock repurchase program from $15.0 million to $20.0 million of the Company's common stock. As of January 31, 2002, the Company had repurchased 2,317,500 shares under this stock repurchase program, at a total cost of approximately $19.0 million. This program has been terminated.

   On July 23, 2002, the Company announced that the Board of Directors had established a new stock repurchase program covering up to $25.0 million of its common stock. As of January 31, 2003, the Company had repurchased a total of 605,600 shares of common stock under the stock repurchase program at a total cost of approximately $6.5 million. Shares repurchased by the Company reduce the weighted average number of shares of Common Stock outstanding for basic and diluted earnings per share calculations.

(5) Summary of Significant Accounting Policies

CASH AND CASH EQUIVALENTS For purposes of the statements of cash flows, the Company considers any temporary cash investments purchased with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE Accounts receivable consists primarily of customer credit card charges and other non-recourse third party credit arrangements for merchandise delivered to the customer for which the Company has not yet received payment under the terms of the arrangements. Allowance for doubtful accounts represents reserves established to address exposures to chargebacks on credit receivables that have already been collected. The Company accrues an estimate of expected chargebacks based on the Company's historical chargeback experience.

MERCHANDISE INVENTORIES Merchandise inventories are stated principally at the lower of weighted average cost or market. Cost is reduced to reflect certain allowances and discounts received from vendors. Periodic payments from vendors in the form of buydowns, volume or other purchase discounts that are evidenced by signed agreements are reflected in the carrying value of the inventory when earned and as a component of cost of sales, buying and occupancy as the merchandise is sold. To the extent the Company's agreements with vendors specify co-op advertising, the Company has historically classified such credits as a reduction to advertising expense in selling, general and administrative expenses. Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), which was effective for all arrangements entered into after December 31, 2002, requires vendor allowances to be classified as a reduction to cost of sales unless evidence exists supporting an alternative classification.

The Company also obtains merchandise from vendors under various consignment agreements. The consigned inventory and related contingent obligations associated with holding and safekeeping such consigned inventory are not reflected in the Company's financial statements. At the time of sale of consigned merchandise to customers, the Company records the purchase liability and the related consignor cost of such merchandise in cost of sales.

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

LONG-LIVED ASSETS When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of long-lived asset carrying values, using projections of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

GOODWILL Goodwill represents the excess of cost over the fair value of assets acquired in purchase business combinations. Under the Financial Standards

Accounting Board Statement No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets" goodwill and indefinite lived intangible assets are reviewed annually (or more frequently if impairment indicators arise) for impairment. The Company adopted SFAS 142 on February 1, 2002 and has discontinued the amortization of goodwill. The Company reviewed goodwill for impairment as of January 31, 2003 and determined that no impairment existed.

DEFERRED FINANCING COSTS In connection with the Company's financing agreements, the Company incurred various financing costs, which have been deferred on the Company's balance sheet and are amortized over the terms of the agreements and included in interest expense.

ACCOUNTS PAYABLE Accounts payable includes outstanding checks which were $6,512,000 and $7,140,000 as of January 31, 2003 and 2002, respectively.

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

SELF-INSURANCE The Company self-insures or retains a portion of the exposure for losses related to workers compensation and general liability costs. It is the Company's policy to record self-insurance reserves, as determined actuarially, based upon claims filed and an estimate of claims incurred but not yet reported.

REVENUE RECOGNITION The Company recognizes revenue from sales of merchandise when earned, as required by SAB 101. Revenue is recognized when delivery has occurred and title and risk of loss have transferred to the customer. The Company accrues an estimate of expected returns based on the Company's historical returns experience which is governed by the Company's merchandise returns policy. The Company charges the customer to cover the costs of administration for inactive layaways.

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

STOCK BASED COMPENSATION The Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," during 2002. This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure requirements of this statement as of January 31, 2003.

   The Company accounts for stock-based compensation according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", which results in no charge to earnings when options are issued at fair market value.

   The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation and Disclosure," to stock-based employee compensation.

(in thousands, except per share amounts)                             2003       2002       2001
--------------------------------------------------------------------------------------------------
Net income, as reported                                         $   9,907  $  10,080  $   7,306

Deduct: Total stock-based employee
   compensation expense determined under fair
   value based method, net of related tax effects                  (1,951)    (2,459)    (3,583)

--------------------------------------------------------------------------------------------------
Pro forma net income                                            $   7,956  $   7,621  $   3,723

--------------------------------------------------------------------------------------------------
Earnings per share:
   Basic-as reported                                            $    0.68  $    0.69  $    0.47
   Basic-pro forma                                              $    0.55  $    0.52  $    0.24

   Diluted-as reported                                          $    0.66  $    0.69  $    0.46
   Diluted-pro forma                                            $    0.53  $    0.52  $    0.23
--------------------------------------------------------------------------------------------------



   For purposes of pro forma net income and earnings per share calculation in accordance with SFAS No. 123, for each option granted during the years ended January 31, 2003, 2002, 2001, 2000, and 1999 the fair value is estimated using the Black-Scholes option-pricing model. The assumptions used are as follows:

                                                2003       2002       2001       2000       1999
----------------------------------------------------------------------------------------------------
Risk-free interest rate                        4.1%         5.1%       6.6%       5.3%       5.3%
Dividend yield                                    0            0          0          0          0
Option life                               5.5 years      7 years    7 years    6 years    6 years
Volatility                                      62%          44%        53%        39%        40%
----------------------------------------------------------------------------------------------------



MANAGEMENT ESTIMATES The preparation of financial statements in conjunction with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Valuation reserves for inventory, accounts receivable, sales returns and deferred tax assets are significant examples of the use of such estimates. Actual results could differ from those estimates.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by Statement of Financial Accounting Standards No. 137, was required to be adopted by the Company for its fiscal year beginning after December 1, 2000. SFAS 133 requires disclosures of the objectives for holding or issuing derivative instruments, the context to understand the objectives and the strategies for achieving the objectives and disclosures related to the impact of derivatives as reflected in the statement of comprehensive income and requires that all derivative instruments be recognized as either assets or liabilities in the balance sheet and measured at their fair values. SFAS 133 also requires changes in the fair value of derivatives to be recorded in each period in current earnings or comprehensive income, depending on the intended use of the derivatives. The Company adopted SFAS 133, as amended, effective February 1, 2001, which had no impact on its financial statements.

ACCOUNTING FOR THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS In August 2001, the Financial Accounting Standards Board issued Statement No. 144 ("SFAS 144"), "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS 144 establishes accounting requirements for impaired long-lived assets to be held and used, long-lived assets to be disposed of other than by sale and long-lived assets to be disposed of by sale. The Company adopted SFAS 144 effective February 1, 2002, which had no impact on its financial statements.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSED ACTIVITIES In June 2002, the Financial Accounting Standards Board issued Statement No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that costs associated with disposal or exit activities after December 31, 2002 be recorded at fair value in the period the liability is incurred. The Company adopted SFAS 146 effective January 1, 2003, which had no impact on its financial statements.

ACCOUNTING FOR GUARANTEES The Financial Standards Accounting Board issued FASB Interpretation No. 45 ("FIN 45") Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is, or was serving, at its request in such capacity. The maximum potential amount of future payments the Company could be required to make pursuant to these indemnification obligations is unlimited; however, the Company has a directors and officer liability insurance policy that, under certain circumstances, enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification obligations is minimal. The Company has no liabilities recorded for these obligations as of January 31, 2003.

(6) Accounts Receivable, Net

Accounts receivables, net included the following as of January 31:

(in thousands)                                                                2003         2002
-----------------------------------------------------------------------------------------------------
Accounts receivable                                                        $2,165     $   1,862
Less: allowance for doubtful accounts                                        (544)         (673)
-----------------------------------------------------------------------------------------------------
Accounts receivable, net                                                   $1,621     $   1,189
-----------------------------------------------------------------------------------------------------

The Company has charged bad debt expense of $1,686,000, $577,000 and $2,331,000 for doubtful accounts for the years ended January 31, 2003, 2002 and 2001, respectively.

(7) Inventory

Merchandise inventories consisted of the following as of January 31:

(in thousands)                                                               2003         2002
-----------------------------------------------------------------------------------------------------
Raw materials                                                           $    7,657    $   6,958
Finished goods inventory                                                   190,202      166,973
-----------------------------------------------------------------------------------------------------
Merchandise inventories                                                 $  197,859    $ 173,931
-----------------------------------------------------------------------------------------------------



Raw materials consist primarily of diamonds, precious gems, semi-precious gems and gold. Included within finished goods inventory are allowances for inventory shrink, scrap and miscellaneous costs of $3,150,000 and $3,003,000 for the years ended January 31, 2003 and 2002, respectively. As of January 31, 2003 and 2002, merchandise consignment inventories held by the Company that are not included in its balance sheets total $74,924,000 and $80,425,000, respectively.

   Gold consignments of $23,298,000 are not included in the Company's balance sheet at January 31, 2002 (see Note 11, Financing Arrangements) as the title to such gold has passed to the consignor and is subject to the same risk of physical loss as other inventory held on consignment by the Company. On August 22, 2002, the Company purchased 66,500 troy ounces of gold at an average gold price of $307.56 per ounce for a total of $20.5 million. The Company delivered the gold to its banks and extinguished all existing Company gold consignment obligations to the banks under the Credit Agreement (See Note 11). The purchase had the effect of increasing the weighted average cost of gold available for retail sale by the Company and will result in a higher weighted average cost of sales in future periods. The Company estimated subsequent cost of sales as a result of this transaction to be approximately $1.5 million greater based on the effect of the transaction on the weighted average cost of gold product in its inventory prior to this purchase. Approximately $725,000 of this increase in cost of sales is reflected in the year ended January 31, 2003. This purchase increased the Company's inventory by $20.5 million and was funded by revolver loan borrowings. The total amount available to borrow under the Company's Credit Agreement is unchanged.

   Certain merchandise procurement, distribution and warehousing costs are allocated to inventory. As of January 31, 2003 and 2002, these amounts included in inventory are $3,364,000 and $3,306,000, respectively. The amounts comprising the overhead pool of capitalizable costs were $5,566,000, $5,211,000 and $4,964,000 for the years ended January 31, 2003, 2002 and 2001, respectively.

(8) Property and Equipment
Property and equipment included the following as of January 31:


(in thousands)                                                             2003          2002
-----------------------------------------------------------------------------------------------------
Furniture and fixtures, and software                                    $  77,614    $  71,245
Leasehold improvements                                                     36,407       37,417
-----------------------------------------------------------------------------------------------------
Property and equipment                                                    114,021      108,662
Accumulated depreciation and amortization                                 (52,387)     (44,748)

-----------------------------------------------------------------------------------------------------
Property and equipment, net                                             $  61,634    $  63,914
-----------------------------------------------------------------------------------------------------


   Depreciation expense was $10,704,000, $9,955,000 and $8,558,000 for the years ended January 31, 2003, 2002, and 2001, respectively.

   The Company has recognized impairment charges included in costs of sales, measured as the excess of net book value of furniture, fixtures and leasehold improvements over their fair values, associated with management's decision to close stores. The Company recorded $822,000 and $1,118,000 in impairment charges for the years ended January 31, 2002 and 2001. As of January 31, 2003 the Company has completed the closure of eleven stores without requiring significant adjustment to the originally recorded charges and continues to pursue the closure of the remainder.

   The amount of internally developed software capitalized during the year ending January 31, 2003 and 2002 was $53,000 and $198,000, respectively and is included in furniture, fixtures and software. Amortization of capitalized software for the year ended January 31, 2003 and 2002, was $69,000 and $17,000, respectively. The remaining unamortized costs of internally developed software included in property and equipment as of January 31, 2003 and 2002 was $164,000 and $181,000, respectively.

(9) Goodwill

On September 10, 1998, the Company acquired substantially all of the assets of 36 jewelry stores operating under the Jewel Box name from Carlyle & Co. Jewelers and its affiliates, headquartered in Greensboro, North Carolina. The Company purchased all associated inventory, accounts receivable and fixed assets for approximately $22 million (including fees and other costs) in cash (the "Acquisition"). The Acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of Acquisition. The excess of the purchase price over the fair values of the net assets acquired was $6.6 million and has been recorded as goodwill.

   The Company adopted the provisions of SFAS 142 effective February 1, 2002 and has discontinued the amortization of goodwill. The Company has no other separately identifiable intangible assets. Pursuant to this standard, the Company has completed an assessment of the categorization of its existing goodwill. In addition, the Company completed an analysis of the fair value using both a discounted cash flow analysis and market multiple approach and has determined that no impairment of goodwill was recorded. The carrying amount of goodwill as of January 31, 2002 and January 31, 2003 was $5,662,000. The table below shows income before income taxes, net income and earnings per share for the years ended January 31, 2003, 2002 and 2001, adjusted to add back goodwill amortization and related tax effects.


(in thousands, except per share data)               January 31, 2003   January 31, 2002  January 31, 2001
                                                  ---------------------------------------------------------
Reported income before income taxes                         $  15,996         $  15,460        $  16,544
Add back: Goodwill amortization                                    --               262              262
                                                  ---------------------------------------------------------
Adjusted income before income taxes                         $  15,996         $  15,722        $  16,806
                                                  =========================================================

Reported net income                                         $   9,907         $  10,080        $   7,306
Add back: After tax impact of goodwill amortization                --               171              164
                                                  ---------------------------------------------------------

Adjusted net income                                         $   9,907         $  10,251        $   7,470
                                                  =========================================================

Basic earnings per share:
        Reported net income                                 $    0.68         $    0.69        $    0.47
        After tax impact of goodwill amortization                  --              0.01             0.01
                                                  ---------------------------------------------------------
        Adjusted net income                                 $    0.68         $    0.70        $    0.48
                                                  =========================================================

Diluted earnings per share:
        Reported net income                                 $    0.66         $    0.69        $    0.46
        After tax impact of goodwill amortization                  --              0.01             0.01
                                                  ---------------------------------------------------------
        Adjusted net income                                 $    0.66         $    0.70        $    0.47
                                                  =========================================================

(10) Long-Term Liabilities

Included in long-term liabilities at January 31, 2003 and 2002 are $3,138,000 and $2,660,000 respectively, of deferred lease costs.

(11) Financing Arrangements

Effective January 31, 2003, the Company amended certain terms and conditions within its Amended and Restated Revolving Credit, Term Loan and Gold Consignment Agreement (the "Credit Agreement"), with its bank group to provide for a total facility of $166.5 million through June 30, 2004. Interest rates and the commitment fee charged on the unused portion of the facility float based upon the Company's quarterly financial performance.

   Under this Credit Agreement, the banks have a collateral security interest in substantially all of the assets of the Company. The Credit Agreement contains certain restrictions on capital expenditures, investments, payment of dividends, assumption of additional debt, acquisitions and divestitures, among others, and requires the Company to maintain certain financial ratios based on levels of funded debt, capital expenditures and earnings before interest, taxes, depreciation and amortization. As of January 31, 2003, the most restrictive financial covenant was total funded debt to earnings before interest, taxes, depreciation and amortization as defined in the agreement. This financial covenant was set at a ratio of 2.95 to 1.00, as amended, and is calculated based on the daily outstanding average of all debt outstanding for the trailing four quarters including borrowing under the credit facility, senior subordinated debt, capital leases and other indebtedness divided by earnings before interest, taxes, deprecation and amortization for the trailing four quarters.

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

   Current interest rates for borrowings under this agreement are, at the Company's option, based on Eurodollar rates or the banks' prime rate. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. The interest expense under the revolver facility for the years ended January 31, 2003, 2002 and 2001 was $3,008,000, $4,650,000 and
$3,449,000, respectively, reflecting a weighted average interest rate of 4.2%, 6.4% and 8.0%, respectively.

TERM LOAN The term loan facility under the Credit Agreement is available up to a maximum of $4.5 million (originally $16.5 million, less principal repayments). Current interest rates for these borrowings are, at the Company's option, based on Eurodollar rates or the banks' prime rate. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. Interest rates and the commitment fee charged on the unused facility float based on the Company's quarterly financial performance. The interest expense under the term loan facility for the years ended January 31, 2003, 2002 and 2001 was $353,000, $841,000 and $1,348,000, respectively for these borrowings, reflecting a weighted average interest rate of 4.4%, 6.7% and 8.3%, respectively.

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

   The Company has accounted for the transaction as a reduction in its inventories, as it has transferred title to the gold to the financial institution. Similar to other consigned inventories in the possession of the Company (for which the Company bears risk of loss but does not possess title), the value of the inventory is not included in the assets of the Company. The terms of the Gold Consignment Agreement require the Company to deliver the specified quantities of consigned gold back to the third party financial institution at the end of the facility (which currently expires in 2004). Physical delivery can be made from the Company's inventory or from gold acquired by the Company in the open market. As an alternative to physical delivery of these specific troy ounces of gold, the Company can elect to purchase the consigned quantities at the end of the Gold Consignment Facility at the current market price for gold on that date.

   On August 22, 2002, the Company purchased 66,500 troy ounces of gold at an average gold price of $307.56 per ounce for a total of $20.5 million. The Company delivered gold to its banks and extinguished all existing Company gold obligations under the Credit Agreement.

   The facility provides for the sale of a maximum of 115,000 troy ounces of gold or $40.0 million. Under the agreement, the Company pays consignment fees at the rate set by the bank based on the London Interbank Bullion Rates payable monthly. A commitment fee on the unused portion of the Gold Consignment Facility is payable monthly. Interest rates and the commitment fees charged on the unused facility float based on the Company's quarterly financial performance. The consignment fees totaled $354,000, $804,000 and $520,000 for the years ended January 31, 2003, 2002 and 2001, respectively, at a weighted average rate of 3.0%, 3.7% and 2.5%, respectively.

SUBORDINATED NOTES As of January 31, 2003 and 2002, the Company had Series C Senior Subordinated Notes due 2004 (the "Series C Notes") totaling $640,000 which bear interest at 12.15% per annum payable in cash, with interest payments due quarterly. Interest expense was $78,000 for each of the years ended January 31, 2003, 2002 and 2001, respectively.

   As of January 31, 2003 and 2002, the current portion and noncurrent portion of long-term debt consisted of the following:

(in thousands)                                                             2003            2002

-----------------------------------------------------------------------------------------------------
Current portion of long-term debt:
     Term loan                                                          $  4,500      $   5,250

-----------------------------------------------------------------------------------------------------
       Total                                                            $  4,500      $   5,250

-----------------------------------------------------------------------------------------------------
Long-term debt, net of current portion:
     Term loan                                                          $   ----      $   4,500
     Subordinated debt                                                       640            640
-----------------------------------------------------------------------------------------------------
       Total                                                            $    640      $   5,140

-----------------------------------------------------------------------------------------------------

Future scheduled maturities under the loan agreements, excluding the revolver for January 31, 2003, are as follows:


                                                                           Subordinated
(in thousands)                                                       Term      Notes      Total
-----------------------------------------------------------------------------------------------------
January 31, 2004                                                $   4,500    $    --  $   4,500
April 30, 2004                                                         --        640        640
-----------------------------------------------------------------------------------------------------
Total                                                           $   4,500    $   640  $   5,140

-----------------------------------------------------------------------------------------------------


   The carrying amount of the Company's borrowings under the Credit Agreement and other long-term borrowings approximates fair value based on current market rates.

(12) Deferred Financing Costs

In conjunction with the Company's recapitalization of its financing arrangements in fiscal 1997, the establishment of the Credit Agreement in fiscal 1998 and the amendments to the Credit Agreement through fiscal 2003, costs associated with these agreements are being amortized over the extended term of the Credit Agreement. Amortization expense in the years ended January 31, 2003, 2002 and 2001 was $511,000, $487,000 and $378,000, respectively.

(13) Income Taxes

The temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax asset and deferred tax liability and their approximate tax effects are as follows, as of January 31:

                                                        2003                                       2002
--------------------------------------------------------------------------------------------------------------------
                                             Temporary                                  Temporary
(in thousands)                              Difference         Tax Effect              Difference         Tax Effect
--------------------------------------------------------------------------------------------------------------------
Merchandise inventories                       $    535           $    209                $    677           $    249
Accrued rent                                     3,412              1,331                   2,833              1,043
Accounts receivable                                935                365                   1,011                372
Sales returns                                      709                276                   1,525                561
Vacation pay                                     1,132                441                   1,379                507
State and local government fees                    937                365                     600                221
Other                                            1,408                550                   1,057                389
Net operating loss carryforward                    858                334                     552                203
--------------------------------------------------------------------------------------------------------------------
     Total deferred tax asset                    9,926              3,871                   9,634              3,545
--------------------------------------------------------------------------------------------------------------------
Property and equipment, net                     12,446              4,854                   7,017              2,582
Goodwill                                         1,160                452                     737                271
--------------------------------------------------------------------------------------------------------------------
     Total deferred tax liability              (13,606)            (5,306)                 (7,754)            (2,853)
--------------------------------------------------------------------------------------------------------------------
     Net deferred tax asset (liability)       $ (3,680)          $ (1,435)               $  1,880           $    692
====================================================================================================================



The net current and non-current components of deferred income taxes recognized in the balance sheet at January 31 are as follows:

(in thousands)                                                                2003         2002
-----------------------------------------------------------------------------------------------
Net current assets                                                       $   2,172    $   2,704
Net non-current (liability)                                                 (3,607)      (2,012)
-----------------------------------------------------------------------------------------------
     Net deferred tax asset (liability)                                  $  (1,435)   $     692
-----------------------------------------------------------------------------------------------


   The Company has gross state net operating loss carryforwards of $9,931,000, which have been benefited for deferred income tax purposes. The Company expects to utilize certain income tax net operating losses expiring over the next fifteen to twenty years.

   The income tax expense for the years ended January 31, consists of the following:

(in thousands)                                                  2003            2002       2001
-----------------------------------------------------------------------------------------------
Current expense                                              $  3,807      $   3,563  $   7,217
Deferred tax expense                                            2,282          1,817     (1,047)
-----------------------------------------------------------------------------------------------
Total income tax expense                                     $  6,089      $   5,380  $   6,170
-----------------------------------------------------------------------------------------------


   The provision for income taxes on income differs from the statutory tax expense computed by applying the federal corporate tax rate of 35%, 34% and 34% for the years ended January 31, 2003, 2002 and 2001, respectively.

(in thousands)                                                  2003            2002       2001
-----------------------------------------------------------------------------------------------------
Taxes computed at statutory rate                             $  5,599      $   5,256  $   5,671
State income tax expense, net of federal benefit                  513            291        504
Other                                                             (23)          (167)        (5)
-----------------------------------------------------------------------------------------------------
Total income tax expense                                     $  6,089      $   5,380  $   6,170
-----------------------------------------------------------------------------------------------------

(14) Common Stock

Following are the number of shares issued and outstanding for each of the Company's classes of Common Stock as of January 31:



                                                                     Class B
                                          Common Stock             Common Stock           Treasury
(in thousands)                          (par value $.001)        (par value $.001)         Stock
-----------------------------------------------------------------------------------------------------
Balance at January 31, 2000               15,353,120                   152               (883,376)
Conversion of Class B Common Stock               151                    (4)                    --
Exercise of Options/Restricted Shares         54,616                    --                     --
Issuance of Stock                          2,325,500                    --                     --
Purchase of Treasury Stock                        --                    --             (2,317,500)

-----------------------------------------------------------------------------------------------------
Balance at January 31, 2001               17,733,387                   148             (3,200,876)
Conversion of Class B Common Stock               213                    (6)                    --
Exercise of Options/Restricted Shares         76,230                    --                     --
Issuance of Stock                                 --                    --                    667

-----------------------------------------------------------------------------------------------------
Balance at January 31, 2002               17,809,830                   142             (3,200,209)
Exercise of Options/Restricted Shares        211,138                    --                (21,418)
Purchase of Treasury Stock                        --                    --               (605,600)
Issuance of Stock                                 --                    --                  4,590
-----------------------------------------------------------------------------------------------------
Balance at January 31, 2003               18,020,968                   142             (3,822,637)

-----------------------------------------------------------------------------------------------------



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

   The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations (in thousands, except per share amounts) for the years ended January 31:

                                                      2003                        2002                        2001
--------------------------------------------------------------------------------------------------------------------------------
                                               Basic        Diluted        Basic        Diluted        Basic        Diluted
--------------------------------------------------------------------------------------------------------------------------------
EPS Numerator:
Net income                                    $ 9,907       $ 9,907       $10,080       $10,080       $ 7,306       $ 7,306
EPS Denominator:
Average common shares outstanding:             14,545        14,545        14,584        14,584        15,617        15,617
Effect of dilutive securities:
Stock options                                      --           493            --           101            --           347
--------------------------------------------------------------------------------------------------------------------------------
Total shares                                   14,545        15,038        14,584        14,685        15,617        15,964

--------------------------------------------------------------------------------------------------------------------------------
Earnings per share                            $  0.68       $  0.66       $  0.69       $  0.69       $  0.47       $  0.46
--------------------------------------------------------------------------------------------------------------------------------

Stock options excluded from the
   calculation of diluted earnings
   per share (due to their antidilutive
   effect on the calculation)                      --           606            --         1,133            --           483
--------------------------------------------------------------------------------------------------------------------------------

(16) Employee Benefit Plans

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

   In 1988, the Company established an Employee Stock Ownership Plan (the "ESOP"), which is a noncontributory plan established to acquire shares of the Company's Class B Common Stock for the benefit of all employees. In conjunction with completion of the Company's initial public offering and recapitalization of its financing arrangements, the Company restructured the ESOP. As of January 31, 1998, all remaining shares had been released to participants. As long as the stock is publicly traded the Company is not required to repurchase shares from ESOP participants. The Company has approximately 500,000 shares held by the ESOP that would be subject to redemption at future market value if the Company were to cease being public. The only remaining activity of the ESOP is to make distributions to existing participants or beneficiaries.

(17) Stock Plans

On September 28, 1995, the Company authorized the equivalent of 1,039,647 options under the Incentive Stock Option Plan (the "1995 Plan") to be granted to certain members of the Company's management. Options for the equivalent of 1,032,342 were issued at exercise prices ranging from $0.60 to $0.66 per share. These prices were greater than or equal to the fair market value at the date of grant, as determined by an independent third party valuation. The options allowed the holders to purchase common stock within a period ranging from five years and eight months, at a fixed price. No expense was recorded in connection with these options.

   In April 1996, the Company approved the 1996 Long-Term Incentive Plan (the "1996 Plan"). Under the 1996 Plan, the Company may grant incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options.

   In addition, the Company may grant stock appreciation rights ("SARs"), bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures and performance shares. Performance shares are rights, contingent upon the attainment of the performance measures within a specified performance period, to receive one share of common stock, which may be restricted, or the fair market value of such performance share in cash. No compensatory options have been granted under the 1996 Plan during fiscal 2002. A total of 1,156,784 shares of common stock have been reserved for issuance under the 1996 Plan. Grants may be made under the 1996 Plan during the ten years after its effective date. Options granted under the 1996 Plan generally vest in four equal annual installments and expire ten years after the date of grant. Options and shares granted under the plans are subject to forfeiture based on, among other things, the nature and timing of the termination of employment.

   The Company approved the 1997 Long-Term Incentive Plan (the "1997 Plan") on February 24, 1997 and the stockholders adopted the 1997 Plan on June 5, 1997. On June 8, 1999, June 1, 2000 and June 11, 2002, the stockholders adopted an amendment to the 1997 Plan to increase the common stock reserved for issuance under the 1997 Plan. Under the 1997 Plan, the Company may grant ISOs or nonqualified stock options. The 1997 Plan also provides for the grant of SARs, bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of performance measures within a specified performance period, to receive one share of common stock, which may be restricted, or the fair market value of such performance share in cash. No compensatory options have been granted under the 1997 Plan during fiscal 2002. A total of 2,500,000 shares of Common Stock have been reserved for issuance under the 1997 Plan. Grants may be made under the 1997 Plan during the ten years after its effective date. Options granted under the 1997 Plan generally vest in three or four equal annual installments and expire ten years after the date of grant.

   In December 1998, the Company adopted the 1998 Non-Employee Director Stock Option Plan (the "1998 Plan"), effective February 1, 1998. Under the 1998 Plan, non-employee directors may elect to receive all or a designated amount of their directors' fee in the form of stock options. A total of 37,500 shares have been reserved for issuance under the 1998 Plan. Grants may be made during the ten years after its effective date. Options granted under the 1998 Plan vest at the end of the quarter in which the date of grant occurs and expire ten years after the date of grant. During fiscal 2002, no options had been granted under the 1998 Plan.

Option activity for the years ended January 31, 2001, 2002 and 2003 was as follows:


                                                              Weighted-Average         Options
                                             Shares            Exercise Price        Exercisable
-----------------------------------------------------------------------------------------------------
Balance at January 31, 2000               2,171,621             $   10.38               980,633

-----------------------------------------------------------------------------------------------------
Options granted                             429,363                 21.38
Options exercised                           (54,616)                 7.24
Options canceled                            (48,951)                12.84

-----------------------------------------------------------------------------------------------------
Balance at January 31, 2001               2,497,417             $   12.29             1,460,575

-----------------------------------------------------------------------------------------------------
Options granted                             469,849                  8.03
Options exercised                           (76,230)                11.75
Options canceled                           (120,318)                19.39

-----------------------------------------------------------------------------------------------------
Balance at January 31, 2002               2,770,718             $   11.36             1,567,816

-----------------------------------------------------------------------------------------------------
Options granted                             423,486                 13.50
Options exercised                          (211,138)                 8.87
Options canceled                            (27,062)                14.16

-----------------------------------------------------------------------------------------------------
Balance at January 31, 2003               2,956,004             $   11.81             2,105,510

-----------------------------------------------------------------------------------------------------

   The weighted-average fair value of 423,486, 469,849 and 429,363 options granted was $7.17, $8.03 and $13.37 for the years ended January 31, 2003, 2002 and 2001, respectively.

   The following table summarizes the status of outstanding stock options as of January 31, 2003:

                                              Options Outstanding                                    Options Exercisable
------------------------------------------------------------------------------------------------------------------------------
                                          Number of     Weighted Average        Weighted-        Number of         Weighted-
Range of                                    Options        Remaining             Average           Options           Average
Exercise Prices                         Outstanding    Contractual Life       Exercise Price   Exercisable    Exercise Price

------------------------------------------------------------------------------------------------------------------------------
$6.532 - $9.333                           1,517,837           4.71             $   8.827        1,215,093        $   9.038
$9.344 - $11.460                            754,444           7.02                11.050          595,500           11.346
$11.540 - $16.453                           296,122           8.39                14.382           57,125           12.818
$17.063 - $24.250                           387,601           7.21                23.032          237,792           23.277
------------------------------------------------------------------------------------------------------------------------------
$6.532 - $24.250                          2,956,004           5.99             $  11.814        2,105,510        $  11.401

------------------------------------------------------------------------------------------------------------------------------



(18) Commitments and Contingencies

The Company was named a defendant in a wage hour class action suit filed in California by three former store managers on July 25, 2002. The case is based principally upon the allegation that store managers employed by the Company in California should have been classified as non-exempt for overtime purposes. The plaintiffs seek recovery of allegedly unpaid overtime wages for the four-year period preceding the filing date, along with certain penalties, interest and attorneys fees. The purported class includes all current and former store managers employed by the Company in California for the four-year period preceding the filing of the complaint. (See Note 21 Subsequent Event)

 The Company is subject to other claims and litigation in the normal course of business. Although there can be no certainty, it is the opinion of management that additional liabilities, if any, resulting from these claims and litigation are not expected to have a material adverse effect on the Company's financial condition and such matters could have a material adverse effect on quarterly or annual operating results and cash flows when resolved in a future period.

 The Company leases the premises for its office facilities and all of its retail stores, and certain office and computer equipment generally under noncancelable agreements for periods ranging from two to 13 years. Most leases require the payment of taxes, insurance and maintenance costs. Future minimum rentals under noncancelable operating leases as of January 31, 2003 are as follows:

Years ending January 31 (in thousands)                                                  Amount
------------------------------------------------------------------------------------------------
2003                                                                                  $  28,945
2004                                                                                     27,997
2005                                                                                     26,386
2006                                                                                     25,632
2007                                                                                     23,906
------------------------------------------------------------------------------------------------
Thereafter                                                                               62,324
------------------------------------------------------------------------------------------------
                                                                                      $ 195,190
------------------------------------------------------------------------------------------------

Total rental expense for all operating leases for the years ended January 31, is as follows:

(in thousands)                                                  2003            2002       2001
-----------------------------------------------------------------------------------------------
Rental expense:
     Minimum                                                 $  28,437     $  26,730  $  23,179
     Rentals based on sales                                        923         1,137      2,247
     Other                                                         431           592        573
-----------------------------------------------------------------------------------------------
                                                             $  29,791     $  28,459  $  25,999
-----------------------------------------------------------------------------------------------



(19) Unaudited Quarterly Results - Restated

The Company's results of operations fluctuate on a quarterly basis. The following table sets forth summary restated unaudited financial information of the Company for each quarter in fiscal 2002 and fiscal 2001. The first three quarters of fiscal 2002 have been restated for adjustments related to the timing of the recognition of certain allowances and discounts pertaining to the Company's annual vendor agreements as well as incentives associated with the advantageous purchase of consigned inventory on hand during the fiscal year that should have been included in the weighted average cost of merchandise inventory. During the first three quarters of 2002, such incentives had been recorded by the Company as a direct reduction of cost of sales. In addition, the adjustments made include a cost of sales effect related to the Company's gold consignment arrangement which the Company ended during the third quarter. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this annual report, and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto.


                                                                        2002 Quarters Ended
-------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)    April 30, 2002        July 31, 2002        October 31, 2002         Jan 31, 2003
                                              Restated              Restated               Restated

-------------------------------------------------------------------------------------------------------------------------------
Net sales                                     $ 74,588              $ 76,243               $ 61,831               $128,375
Gross profit                                    27,212                26,540                 18,872                 55,503
Income (loss) from operations                    1,585                 1,289                 (6,681)                24,144
Net income (loss)                                  369                   114                 (5,039)                14,463
Diluted earnings per share:
Net income (loss)                             $   0.02              $   0.01               $  (0.35)              $   1.00



-------------------------------------------------------------------------------------------------------------------------------
                                                                        2001 Quarters Ended
-------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)    April 30, 2001        July 31, 2001        October 31, 2001         Jan 31, 2002

-------------------------------------------------------------------------------------------------------------------------------
Net sales                                     $ 68,931              $ 74,366               $ 65,136               $130,478
Gross profit                                    25,614                27,902                 22,107                 56,714
Income (loss) from operations                     (868)                  922                 (3,714)                26,022
Net income (loss)                               (1,622)                 (643)                (3,492)                15,837
Diluted earnings per share:
Net income (loss)                             $  (0.11)             $  (0.04)              $  (0.24)              $   1.07

-------------------------------------------------------------------------------------------------------------------------------

The following table reconciles the quarterly operating results as previously reported to the restated amounts presented above.

                                                                                      Income (loss)                        Diluted
                                                         Net             Gross           from            Net Income       Earnings
(in thousands, except for per share data)               Sales           Profit        Operations          (loss)          Per Share

-----------------------------------------------------------------------------------------------------------------------------------
April 30, 2002, as originally reported                $ 74,588        $ 27,015         $  1,388         $    242         $   0.02
Adjustments                                                 --             197              197              197               --
Tax effect of adjustments                                   --              --               --              (70)              --
                                                      --------        --------         --------         --------         --------
April 30, 2002, as restated                           $ 74,588        $ 27,212         $  1,585         $    369         $   0.02
                                                      --------        --------         --------         --------         --------

July 31, 2002, as originally reported                 $ 76,243        $ 27,322         $  2,000         $    571         $   0.04
Adjustments                                                 --            (782)            (711)            (711)           (0.05)
Tax effect of adjustments                                   --              --               --              254             0.02
                                                      --------        --------         --------         --------         --------
July 31, 2002, as restated                            $ 76,243        $ 26,540         $  1,289         $    114         $   0.01
                                                      --------        --------         --------         --------         --------

October 31, 2002, as originally reported              $ 61,831        $ 18,760         $ (6,793)        $ (5,111)        $  (0.35)
Adjustments                                                 --             112              112              112               --
Tax effect of adjustments                                   --              --               --              (40)              --
                                                      --------        --------         --------         --------         --------
October 31, 2002, as restated                         $ 61,831        $ 18,872         $ (6,681)        $ (5,039)        $  (0.35)
                                                      --------        --------         --------         --------         --------


(20) Reclassifications

Certain Balance Sheet amounts from prior periods were reclassified to conform to the current year presentation. These reclassifications had no impact on earnings.

(21) Subsequent Event

On July 25, 2002, the Company was named a defendant in a wage hour class action suit filed in California by three former store managers. The case is based principally upon the allegation that store managers employed by the Company in California should have been classified as non-exempt for overtime purposes. The plaintiffs seek recovery of allegedly unpaid overtime wages for the four-year period preceding the filing date, along with certain penalties, interest and attorneys fees. The purported class includes all current and former store managers employed by the Company in California for the four-year period preceding the filing of the complaint. The Company denied liability and asserted that its managers were properly classified. The parties have reached a preliminary agreement to settle the matter resulting in an after tax charge of $620,000, inclusive of the plaintiffs' attorneys' fees, interest, penalties, administrative costs and other Company costs. This settlement covers the period from July 25, 1998 through the date of settlement approval. Completion of the settlement is subject to, among other things, the successful negotiation and execution of a written settlement agreement, opt out and other potential contingencies in the settlement agreement, court approval and administration of the claims process. The parties are in the process of negotiating the specific settlement terms.

Report of Independent Accountants

To the Board of Directors and Shareholders of Whitehall Jewellers, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, shareholders' equity, and cash flow, present fairly, in all material respects, the financial position of Whitehall Jewellers, Inc. (the "Company") at January 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 9 to the consolidated financial statements, effective February 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Additionally, as described in Note 2 to the financial statements, the Company changed its method of recognizing revenue for layaway sales during the year ended January 31, 2001.

Chicago, Illinois
March 4, 2003, except for Note 21 as to which the date is April 29, 2003

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS The Company's stock began trading on the New York Stock Exchange under the symbol "JWL" on January 27, 2000. Prior to that date the Company's stock traded on the NASDAQ National Market System under the symbol "WHJI." At April 25, 2003, there were 103 registered holders of Class B stock and 472 registered holders of Common Stock for a total of 575 registered shareholders.


                                                                 Year ended January 31,
                                                                ------------------------
                                                                2003                  2002
-----------------------------------------------------------------------------------------------------
                                                          High        Low       High        Low
-----------------------------------------------------------------------------------------------------
First Quarter                                        $  20.170  $  13.670  $   9.615  $   7.550
Second Quarter                                          22.530     10.360     10.480      8.080
Third Quarter                                           12.885      8.325     12.065      8.240
Fourth Quarter                                          11.985      8.880     15.730      8.030
-----------------------------------------------------------------------------------------------------


The Company has not declared any dividends in fiscal 2003 and 2002, and intends to retain its earnings to finance future growth. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends, if any, is subject to the discretion of the Board of Directors of the Company and to certain limitations under the General Corporation Law of the State of Delaware. In addition, the Company's Credit Agreement contains restrictions of the Company's ability to pay dividends. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

CORPORATE INFORMATION


BOARD OF DIRECTORS                    CORPORATE OFFICERS                   INDEPENDENT AUDITORS


HUGH M. PATINKIN                      HUGH M. PATINKIN                     PriceWaterhouseCoopers, LLP
                                                                           One North Wacker Drive
Chairman of the Board,                Chairman of the Board,               Chicago, IL 60606
Chief Executive Officer,              Chief Executive Officer,
President                             President
                                                                           TRANSFER AGENT
RICHARD K. BERKOWITZ(1,2,3)           JOHN R. DESJARDINS
                                                                           Fleet National Bank
Arthur Anderson, L.L.P.               Executive Vice President,            c/o Equiserve Trust Company, N.A.
Former Partner                        Secretary                            150 Royall Street
                                                                           Canton, MA 02021

DANIEL H. LEVY(1,2,3)                 MATTHEW M. PATINKIN
                                                                           CORPORATE
Donnkenny, Inc.                       Executive Vice President,            HEADQUARTERS
Chairman and                          Operations
Chief Executive Officer                                                    155 North Wacker Drive
President                                                                  Chicago, IL 60606
                                      JON H. BROWNE

NORMAN J. PATINKIN(3)                 Executive Vice President,            ANNUAL MEETING
                                      Chief Financial and
United Marketing Group, L.L.C.        Administrative Officer and           The Annual Meeting
Former Chairman of the Board          Treasurer                            of Shareholders will be
                                                                           held June 25, 2003 at
                                                                           10:00a.m. (C.D.T.)
SANFORD SHKOLNIK(1,2)                 LYNN EISENHEIM

Encore Investments, LCC               Executive Vice President,            GENERAL COUNSEL
Principal                             Merchandising
                                                                           Sidley Austin Brown & Wood
                                                                           Bank One Plaza
JOHN R. DESJARDINS                    MANNY A. BROWN                       Chicago, IL 60603

Executive Vice President,             Executive Vice President,
Secretary                             Operations                           SHAREHOLDER INQUIRIES

                                                                           JOHN R. DESJARDINS
MATTHEW M. PATINKIN                                                        Executive Vice President
                                                                           312.762.9751
Executive Vice President,
Operations
                                                                           INTERNET WEBSITE

                                                                           www.whitehalljewellers.com
(1) Audit Committee

(2) Compensation Committee                                                 COMMON STOCK LISTING

(3) Corporate Governance and                                               Shares of Common Stock
    Nominating Committee                                                   of Whitehall Jewellers, Inc.
                                                                           are listed and traded on the
                                                                           New York Stock Exchange under
                                                                           the symbol "JWL".